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TABLE OF CONTENTS 2

Filed pursuant to Rule 424(b)(3)
Registration No. 333-173290

PROSPECTUS

GOOD SAM ENTERPRISES, LLC

$333,000,000 aggregate principal amount of registered
11.50% Senior Secured Notes due 2016
and the related subsidiary guarantees
for any and all of a like principal amount of outstanding unregistered
11.50% Senior Secured Notes due 2016
and the related subsidiary guarantees

        We are offering to exchange our 11.50% senior secured notes due 2016 (the "exchange notes") that have been registered under the Securities Exchange Act of 1933, as amended (the "Securities Act") and are fully and unconditionally guaranteed by the subsidiary guarantors listed on page 4 of this prospectus, for any and all of the $333,000,000 aggregate principal amount outstanding of our 11.50% senior secured notes due 2016 (the "old notes") that were issued and sold by our predecessor, Affinity Group, Inc., on November 30, 2010 in a private offering exempt from registration under the Securities Act. On March 2, 2011, Affinity Group, Inc. converted into a Delaware limited liability company called Affinity Group, LLC and subsequently changed its name to Good Sam Enterprises, LLC which thereby became the obligor under the old notes and is the obligor under the exchange notes. This offer to exchange is subject to the conditions set forth in this prospectus and the accompanying letter of transmittal.

Material Terms of this Exchange Offer

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  The exchange offer expires at 5:00 p.m., New York City time, on August 26, 2011, unless extended.

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  We will exchange all old notes that are validly tendered and not validly withdrawn prior to the expiration of the exchange offer.

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  You may withdraw tendered old notes at any time prior to the expiration of this exchange offer.

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  You may tender old notes only in a minimum denomination of $2,000 and integral multiples of $1,000 in excess thereof.

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  The exchange of old notes for exchange notes pursuant to this exchange offer will not be a taxable event for U.S. federal income tax purposes.

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  The terms of the exchange notes are substantially identical to the old notes, except for certain transfer restrictions and registration rights relating to the old notes.

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  We will not receive any proceeds from this exchange offer.

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  Affiliates of our company may not participate in this exchange offer.

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  We do not intend to apply for listing of the exchange notes on any securities exchange or to seek approval for quotation of the exchange notes through an automated quotation system.

        See "Risk Factors" beginning on page 23 of this prospectus to read about factors you should consider before making an investment in the exchange notes.

        There is no established trading market for the exchange notes or the old notes.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Prospectus dated August 1, 2011.

        We have not authorized any dealer, salesperson or other person to give any information or represent anything to you other than the information contained in this prospectus. You must not rely on unauthorized information or representations.

        This prospectus does not offer to sell or ask for offers to buy any of the securities in any jurisdiction where it is unlawful, where the person making the offer is not qualified to do so, or to any person who cannot legally be offered the securities. The information in this prospectus is current only as of the date on its cover, and may change after that date. For any time after the date on the cover of this prospectus, we do not represent that our affairs are the same as described or that the information in this prospectus is correct—nor do we imply those things by delivering this prospectus or selling securities to you.

        In addition to the obligation of dealers to deliver a prospectus when selling exchange notes received in exchange for old notes held for their own accounts (see "Plan of Distribution"), all dealers effecting transactions in the exchange notes, whether or not participating in this offering, may be required to deliver a prospectus. We have agreed that we will make this prospectus available to participating broker-dealers, at such broker-dealers' request, for use in connection with resales of exchange notes as set forth in the section entitled "Plan of Distribution."

        This prospectus incorporates important business and financial information about Good Sam Enterprises, LLC that is not included in or delivered with this document. Copies of this information are available without charge to security holders upon written or oral request. Written requests should be sent to:

Good Sam Enterprises, LLC
2575 Vista Del Mar Drive
Ventura, CA 93001
Attention: Thomas F. Wolfe, Chief Financial Officer

        Oral requests should be made by telephoning: (805) 667-4457.

        In order to obtain timely delivery, such requests must be made no later than August 19, 2011, which is five business days before expiration of the exchange offer.

Subsidiary Guarantors

Affinity Brokerage, LLC
Affinity Guest Services, LLC
Affinity Road and Travel Club, Inc.
AGI Productions, LLC
Camp Coast to Coast LLC
Camping World Card Services, Inc.
Camping World, Inc.
Camping World Insurance Services of Kentucky, Inc.
Camping World Insurance Services of Nevada, Inc.
Camping World Insurance Services of Texas, Inc.
Coast Marketing Group, LLC
CWI, Inc.
CW Michigan, Inc.
Ehlert Publishing Group, LLC
Golf Card International, LLC
Golf Card Resort Services, LLC
GSS Enterprises, LLC
Outdoor Buys, Inc.
Power Sports Media, LLC
TL Enterprises, LLC
VBI, LLC

Cautionary Statement Regarding Forward-Looking Statements

        This prospectus includes forward-looking statements within the meaning of the U.S. federal securities laws in addition to historical information. These forward-looking statements are included throughout this prospectus, including in the sections entitled "Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" and include, without limitation, statements regarding our industry, business strategy, plans, goals and expectations concerning our market position, future operations, margins, profitability, capital expenditures, liquidity and capital resources and other financial and operating information. When used in this discussion, the words "anticipate," "assume," "believe," "budget," "continue," "could," "estimate," "expect," "intend," "may," "plan," "potential," "predict," "project," "will," "future" and similar terms and phrases are intended to identify forward-looking statements in this prospectus.

        Forward-looking statements reflect our current expectations regarding future events, results or outcomes. Although we believe that the expectations reflected in or suggested by such forward looking statements are reasonable, these expectations may not prove to be correct or we may not achieve the financial results, savings or other benefits anticipated in the forward-looking statements. These forward-looking statements are necessarily estimates and involve a number of known and unknown risks and uncertainties, many of which are beyond our control, which could result in our expectations not being realized or otherwise materially affect our financial condition, results of operations and cash flows. Actual events, results and outcomes may differ materially from our expectations due to a variety of factors. Although it is not possible to identify all of these factors, they include, among others, the following:

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  we depend on our ability to attract and retain active members in our membership clubs and our failure to do so in accordance with our expectations in the future could have an adverse impact on our business;

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  we depend on our relationships with third party providers of products and services and a disruption of these relationships or of these providers' operations could have an adverse effect on our business and results of operations;

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  our business could be adversely affected by deteriorating general economic conditions or any decrease in disposable income spent on leisure merchandise and activities by consumers;

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  we are subject to varying degrees of federal, state and local regulations which may affect our operations;

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  increases in paper costs, postage costs and shipping costs may have an adverse impact on our future financial results;

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  if we are not able to compete effectively within the markets in which we operate, which are serviced by companies with significantly greater resources than ours, then our business, financial condition and results of operations could be harmed;

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  the interests of the holders of our debt instruments, including the old notes and exchange notes, may conflict with the interests of our principal owner and the interests of our directors or executive officers that have relationships with certain of our affiliates or other companies;

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  if we are unable to retain senior executives and attract and retain other qualified employees, our business might be adversely affected;

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  we must successfully order and manage our inventory to reflect consumer demand in a volatile market and anticipate changing consumer preferences and buying trends or our operating results could suffer;

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  reliance on our management information systems and electronic data processing systems exposes us to potential risks;

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  we primarily rely on two fulfillment and distribution centers for our retail, Internet and catalog businesses, and if there is a natural disaster or other serious disruption at either facility, we may be unable to deliver merchandise effectively to our stores or consumers;

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  if we are unable to maintain the leases for our store locations (all of which are leased) or locate alternative sites for our stores in our target markets and on terms that are acceptable us, our net revenues and profitability could be adversely affected;

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  we may be unable to enforce our intellectual property rights and we may be accused of infringing intellectual property rights of third parties which could adversely affect our business;

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  we may be subject to product liability claims if people or property are harmed by the products we sell;

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  failure to protect the integrity and security of our customers' information could expose us to litigation and materially damage our reputation;

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  our failure to comply with certain environmental regulations could adversely affect our business;

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  we may be named in litigation, which may result in substantial costs and divert management's attention and resources; and

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  other factors discussed in more detail in the section entitled "Risk Factors."

        All future written and verbal forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. In light of these and other risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus might not occur. You should read this prospectus completely and with the understanding that actual future results may be materially different from what we expect. The forward-looking statements speak only as of the date stated or otherwise, as of the date of this prospectus, and, except as required by law, we do not undertake any obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, even if experience or future events make it clear that any expected results expressed or implied by these forward-looking statements will not be realized.

Prospectus Summary

        The following summary highlights selected information about this offering. It likely does not contain all the information that is important to you. For a more complete understanding of this offering, we encourage you to read this entire document. As used in this prospectus, unless the context indicates otherwise: "we," "our," "us" and "Company" refer to Good Sam Enterprises, LLC, formerly known as Affinity Group, LLC (as the successor in interest to Affinity Group, Inc.) and its consolidated subsidiaries. Unless stated otherwise, all membership, store and circulation data is given as of December 31, 2010.

Our Company

        We are a leading direct marketer, specialty retailer and publisher targeting North American recreational vehicle ("RV") owners and outdoor enthusiasts. Our core audience is the estimated 30 million RV enthusiasts in North America and the approximately eight million households in North America that own at least one RV. Our unique business model is based on "affinity marketing," in which our membership club members and retail customers form a receptive audience to which we sell products, services, merchandise and publications targeted to their specific recreational interests. Through our long operating history dating back approximately 75 years, we have built a rich database of approximately eight million RV enthusiasts who have purchased our products or services, subscribed to our publications or have otherwise indicated an interest in the RV lifestyle.

        We operate through three complementary business segments that together provide the most comprehensive product and service suite to the RV and outdoor enthusiast market:

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  Membership Services:

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  Membership Clubs:  Our membership clubs represent approximately 9% of revenues. We operate primarily four membership clubs totaling over 1.7 million club members, including the two largest clubs in the RV market—Good Sam Club and President's Club. These clubs represent some of the most recognizable brands within the RV community and offer a wide variety of discounts and benefits, the average estimated value of which significantly exceeds the cost of membership. As a result, the membership clubs have experienced an average five year renewal rate of approximately 65%.

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  Ventures:  Our ventures represent approximately 22% of revenues. Our club members, retail customers and publication subscribers form a receptive audience for us to offer our safety, finance and security products and services that enhance the RV experience, including (i) emergency road services ("ERS"), (ii) property and casualty insurance programs, (iii) mechanical breakdown insurance through our extended service plans ("ESP"), (iv) vehicle financing, (v) credit cards and (vi) emergency assistance services. We have limited liability exposure, as the majority of our products and services are provided by third parties who pay us a marketing fee. Our products and services generate significant value, with average renewal rates in the 80%-90% range over the last five years. Nearly two-thirds of club members add at least one of our service offerings to their memberships.

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  Retail:  Our retail segment, Camping World, represents approximately 57% of revenues. With a nationwide footprint of 79 Camping World retail and service stores in 32 states, we are the only national retailer of aftermarket parts and accessories and the largest national provider of repair and maintenance services exclusively serving the North American RV and outdoor industries. We believe that Camping World's leading position in the RV accessory industry results from a high level of brand recognition, an effective triple channel distribution strategy (stores, catalogs and online) that allows us to reach our customers at home or on the road and a commitment to offer a broad selection of specialized RV products and services combined with technical assistance and on-site installation.

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  Media:  Our media segment represents approximately 12% of revenues. Through our publications and consumer events, the media segment helps create awareness of our brand in the RV community, attracts RV enthusiasts and owners and builds our customer database. We publish and distribute 27 specialty publications for select markets in the recreation and leisure industry, including general circulation periodicals, club magazines, campground directories, and RV industry trade magazines, with aggregate circulation of over four million and approximately 700,000 paid subscribers. In addition, we operate over 50 websites, primarily as companion sites to print publications that offer more detailed reference information. We believe that the targeted audience of each of our publications is an important factor in attracting advertisers, which include manufacturers of RVs and RV-related products, campground operators and large national RV dealerships as well as manufacturers of power sports vehicles and accessories. We also operate 30 consumer outdoor recreation shows at 22 venues in 18 cities, which are primarily RV, boat and sport shows. The total audience of RV, boating, powersports and outdoor recreation enthusiasts who attend our shows exceeds 250,000 annually.

Industry Overview

        We believe that both the size of the installed base of RVs and RV usage are the most important factors affecting the demand for our membership clubs, merchandise, products, services and publications. Our core audience is the roughly 30 million RV enthusiasts in North America and the approximately eight million installed base of RVs (defined as the total number of RVs currently in operation in the United States), as estimated by the Recreation Vehicle Industry Association ("RVIA"). The installed base of North American RVs has been steadily increasing, with annual new RV shipments reaching 242,300 units in 2010 and averaging approximately 300,000 units per year since 2000. Additionally, the total number of households owning RVs was approximately 6.9 million in 2001, 7.9 million in 2005 and was estimated at 8.5 million for 2010 according to the National Survey of the RV Consumer published by the University of Michigan in 2005 (the "RV Survey").

        Another factor attributed by the RVIA to an increase in the installed base is the positive demographic trend that indicates RV ownership increases with age. According to the RV Survey, the median age of RV owners was 49 in 2005 and RV ownership increases with age, reaching its highest percentage level among those 55 to 64 years old and its second highest percentage level among those 45 to 54 years old. As a result, we believe the aging of the baby boomers will grow the pool of potential RV enthusiasts and owners. Furthermore, according to the U.S. Census Bureau, the over-45 population in the United States is expected to grow from approximately 121 million in 2010 to approximately 156 million by 2030, which we believe should have a positive impact on RV ownership and usage. According to the RV Study, RV ownership is also concentrated in the western United States, an area in which the population growth rate continues to be greater than the national average. The RV Survey also indicates that RV ownership is associated with higher than average annual household income, which among RV owners was approximately $68,000 per annum as compared to the national average of $60,528 per annum in 2005, when the survey was conducted.

        Furthermore, despite fuel price increases, RV trips remain the least expensive type of vacation according to a study entitled "Family Vacation Cost Comparison" conducted by PKF Consulting in 2008 (the "PKF Study"). The PKF Study also noted that an RV vacation is typically 27%-61% cheaper than other comparable types of vacations studied. While fuel costs are a component of overall vacation costs, the PKF Study determined that fluctuations in fuel prices should not be a significant factor affecting a family's decision to take RV trips.

Our Credit Strengths

        We believe that our key credit strengths are as follows:

        Attractive Industry Demographics and Stable Installed Base.    Favorable demographic trends indicate that RV ownership should increase during the next several years. According to the RV Survey, overall RV ownership rates have historically been highest in the 45-64 age bracket, representing 19.4% of RV ownership. Also, the RV Survey estimated that RV owning households would reach 8.5 million by 2010.

We believe the aging of the baby boomers is projected to generate growth in the pool of potential RV consumers, with the over-45 population in the U.S. expected to grow from approximately 121 million in 2010 to approximately 156 million in 2030. In addition, RV owners have household incomes that generally exceed the national average. We believe that these demographics are attractive for advertisers and third-party providers of our products and services.

        Substantial Barriers to Entry.    We believe we hold a dominant market position within the RV industry due to our existing database of approximately eight million RV enthusiasts. We believe it would be prohibitively expensive to replicate the size and quality of information contained in our database. Through our marketing channels, we are able to collect valuable data on RV owners and enthusiasts and based on such data, we offer valuable products and services to a targeted audience that we believe will be highly likely to purchase our offerings. By offering products and services to a targeted audience we are able to lower our overall marketing costs, improve our profitability and reduce the price offered to consumers, which improves our value proposition relative to our competitors. Within our membership club segment, Good Sam Club, which was founded in 1966, and President's Club, founded in 1985, are the largest RV membership clubs in North America. Within our retail segment, Camping World, which has grown to 79 retail stores since inception, is the largest and only national specialty retailer of merchandise accessories and services for RV owners and camping enthusiasts. Through publications and events, we are able to continually create awareness of our brands in the RV community and attract RV owners and enthusiasts.

        Nationwide Footprint.    Within our retail segment, Camping World is the largest and only national specialty retailer of merchandise accessories and services for RV owners and outdoor enthusiasts, with 79 retail stores in 32 states. In 2003, we began a strategy of expanding our footprint in order to more effectively serve our customers whether they are at home or on the road. We opened a total of 60 stores since that time, targeting high traffic, convenient sites located adjacent to major interstates, where customers live, or near major RV destinations.

        Comprehensive Product and Service Offerings Allow Us to Deliver Substantial Value to Our Members.    We believe our comprehensive suite of product and service offerings relative to our competition is a meaningful advantage that provides us greater leverage to negotiate benefits and discounts with third-party service providers for our members. The savings that are provided to our members as a result of these benefits and discounts have outweighed increases in membership dues. Our 1.7 million club members and the approximately nine million consumers in our proprietary database serve as a unique, receptive audience for direct marketing, which we believe significantly lowers customer acquisition costs relative to our competitors and facilitates cost-effective cross-selling. We believe our leading position within the retail market allows us to leverage our buying power, enabling us to purchase our inventory at what we believe are competitive prices. Our retail pricing strategy is to pass along our low merchandise costs to our customers.

        Stable Recurring Cash Flow.    Approximately 71% of our operating income, net of non-recurring, non-cash charges, is generated through our non-retail based businesses, which historically has provided a recurring income stream through a core base of loyal customers. Our four primary membership clubs have an average five year renewal rate of approximately 65%, which we believe compares favorably to other subscription-based businesses. Similarly, our membership-based products and services have historically also experienced high renewal rates, averaging approximately 85% over the past five years for our largest product and service offerings, ERS, RV insurance and extended service plans.

        Significant Operating Leverage.    We have implemented a successful strategy to manage operations through the recent economic cycle. Our disciplined cost saving initiatives have included work force, payroll and employee benefit reductions, office consolidations, right sizing magazine titles, and procurement, marketing and selling expense savings, which we estimate have resulted in net savings of approximately $38.3 million during 2009 as compared to 2008, creating significant operating leverage and improving our cost position.

        Experienced and Successful Management Team.    With an average of fourteen years with our Company and an average of twenty years in the industry, our executive management team has a proven track record in direct marketing, retail and media in the RV industry. In addition to the recent successful implementation of cost saving initiatives, the team has developed substantial experience in increasing our target customer base, using strategic alliances to bolster product offerings that create value for our customers and increasing cross-selling opportunities for our high margin product offerings.

Our Business Strategy

        Maximize Customer Retention with Value-Added Product Offerings.    A key aspect of our strategy is to develop strong membership loyalty by providing an attractive value proposition for club members and offering add-on products specifically targeted to meet their needs as reflected by our strong customer renewal rates. Each of our four primary membership clubs provides our customers with tangible savings which substantially exceed the membership fee. On average, club members benefit by saving approximately five times the cost of their annual membership dues as a result of being able to purchase products and services at discounts made available through our clubs. We believe that the participation levels and renewal rates of club members reflect the benefits derived from their membership. To continue to improve customer renewal rates, we regularly evaluate member satisfaction and actively respond to changing member preferences through the enhancement or introduction of new membership benefits including products and services.

        Cross-Sell Products and Services to Existing Customers.    We proactively cross-sell our products and services across our customer base. For example, one of our core strategies is to offer our safety, finance and security products and services to our Good Sam Club members. We also use our customer database to cost-efficiently market Camping World products through catalogs and the Internet. At the same time, Camping World stores provide direct customer referrals and sales to our membership clubs, products and services. In addition, we use our publications to communicate with our core customer base and to promote our other business segments to existing club members and magazine readers. Our magazines contain relevant content as well as various forms of advertisements for our membership clubs, products and services.

        Continue to Enhance Service Offerings at Camping World.    We recently completed a multi-year capital investment of approximately $40 million in 60 new stores, a distribution center expansion and a systems upgrade, which not only expanded the Company's nationwide footprint and increased our ability to market products and services, but also enhanced efficiency and lowered distribution costs. We are focused on improving profitability by continuing to shift focus to the higher margin service and repair business while expanding service offerings.

        Continue to Enhance Digital Products.    We believe that we have developed the most comprehensive source of RV news and information on vehicles, the industry, trends and campgrounds through our RV.net and related websites. Our digital "companion" websites provide our subscribers with additional relevant information tailored to their interests, while providing us with another profitable advertising channel. We currently operate over 50 websites dedicated to the RV lifestyle including CampingWorld.com, a direct channel business which allows us to reach customers who are on the road or who do not live near a retail store.

2010 Refinancing Transactions

        The net proceeds from the old notes issued on November 30, 2010 were used to refinance substantially all of our debt, which involves the prepayment and termination of the our then senior secured credit facility and the redemption, repurchase, acquisition for value and satisfaction and discharge of all of our then outstanding 9% senior subordinated notes due 2012. In addition, a portion of the proceeds from the issuance of the old notes was used to make a distribution to our parent company, Affinity Group Holding, Inc. ("AGHI"), of approximately $20 million, which AGHI used, together with other funds contributed to AGHI, to redeem, repurchase or otherwise acquire for value and satisfy and discharge AGHI's then outstanding 10 7/8% senior notes due 2012.

Our Corporate Structure

        Our ultimate parent, AGI Holding Corp. ("AGHC") entered into an agreement with an affiliate of a private equity firm (the "Investor"), by virtue of which, among other things, the Investor was granted an option to purchase a non-controlling equity interest in an indirect parent of the Company. The Company, certain of the Company's subsidiaries and the Company's direct parent, Affinity Group Holding, Inc. ("AGHI"), (collectively, the "Q-Subs"), were qualified S-corporation subsidiaries for tax purposes and as such were pass-through entities for tax purposes. Since the Investor is not a qualified S Corporation shareholder and since the exercise of the option by the Investor will terminate the status of the Q-Subs as qualified Sub-S shareholder, the Company converted its form of organization, and that of each of its subsidiaries that are the Q-Subs, which can under current regulatory constraints be converted, from a corporation to a limited liability company, and expects to convert the one Q-Sub that had not been converted due to regulatory constraints once the conversion has been approved. Also, on March 2, 2011, AGHI converted the form of its organization from a corporation to a limited liability company and changed its name to Affinity Group Holding, LLC and will be referred to as AGHI in this prospectus. The following chart illustrates our current corporate structure. This chart is provided for illustrative purposes only and does not include all of our direct and indirect subsidiaries or all of the intermediate holding companies between our immediate parent, AGHI, and our ultimate parent corporation, AGHC. Each subsidiary or group of subsidiaries, as the case may be, set forth below, is wholly-owned by its parent.

Corporate Information

        Good Sam Enterprises, LLC is a Delaware limited liability company. Our principal executive offices are located at 2575 Vista Del Mar Drive, Ventura, California 93001. The telephone number for our principal executive offices is (805) 667-4100.

Summary of the Exchange Offer

Background	On November 30, 2010, Affinity Group, Inc. issued $333,000,000 aggregate principal amount of 11.50% senior secured notes due 2016 in a private offering. These old notes were not registered under the Securities Act. In connection with the offering of the old notes, we entered into a registration rights agreement with the initial purchasers of the old notes, dated November 30, 2010, which we refer to as the registration rights agreement, in which we agreed to offer to exchange old notes for new notes which have been registered under the Securities Act. On March 2, 2011, Affinity Group, Inc. was converted into a limited liability company organized in Delaware called Affinity Group, LLC and subsequently changed its name to Good Sam Enterprises, LLC which as a result became the obligor under the old notes, will be the obligor under the exchange notes and assumed the obligations of Affinity Group, Inc. under the registration rights agreement. This exchange offer is intended to satisfy that obligation.
Securities Offered	$333,000,000 aggregate principal amount of 11.50% senior secured notes due 2016, which we have registered under the Securities Act.
Issuer	Good Sam Enterprises, LLC as successor to Affinity Group, Inc.
The Exchange Offer

We are offering to exchange $1,000 principal amount of exchange notes for each $1,000 principal amount of old notes. You may tender some or all of your old notes in this exchange offer in a minimum denomination of $2,000 and integral multiples of $1,000 in excess thereof. The terms of the old notes and the exchange notes are identical in all material respects, except that the exchange notes do not restrict transfer and do not include exchange or registration rights. After this exchange offer is completed, you will no longer be entitled to any exchange or registration rights with respect to your old notes. Under limited circumstances, certain holders of outstanding old notes may require us to file a shelf registration statement under the Securities Act. As of this date, there is $333,000,000 aggregate principal amount of old notes outstanding.

Required Representations	In order to participate in this exchange offer, you will be required to make certain representations to us in a letter of transmittal, including that:
• any exchange notes will be acquired by you in the ordinary course of your business;

•       at the time of the commencement and consummation of the exchange offer under this prospectus, you have no arrangement or understanding with any person to participate in the distribution (within the meaning of the Securities Act) of the exchange notes in violation of the Securities Act;

•       if you are an "affiliate" of the Company as defined under Rule 405 of the Securities Act, you will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable to you;

• if you are not a broker-dealer, you are not engaged in, and do not intend to engage in, the distribution of the exchange notes, as defined in the Securities Act; and

•       if you are a broker-dealer, you will receive the exchange notes for your own account in exchange for old notes that were acquired by you as a result of your market-making or other trading activities and that you will deliver a prospectus in connection with any resale of the exchange notes you receive. For further information regarding resales of the exchange notes by participating broker-dealers, see the discussion under "Plan of Distribution."

Resale

Based upon the existing interpretations of the staff of the Securities and Exchange Commission (the "Commission" or "SEC") as described in several no-action letters to other issuers regarding similar exchange offers, we believe that the exchange notes issued in this exchange offer can be traded freely by you without compliance with the registration and prospectus delivery provisions of the Securities Act provided that:

• the exchange notes issued in this exchange offer are being acquired in the ordinary course of your business;

•       you are not participating, do not intend to participate and have no arrangement or understanding with any person to participate in the distribution of the exchange notes issued to you in this exchange offer;

• you are not our "affiliate" as defined under Rule 405 of the Securities Act;
• you are holding old notes that have, or are reasonably likely to have, the status of an unsold allotment in the old notes offering; and

•       you are a participating broker-dealer that received new notes for its own account in the exchange offer in exchange for old notes that were acquired as a result of market-making or other trading activities.

If you fall within one of the exceptions listed above, you must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction involving the new notes. See the discussion under the caption "Plan of Distribution" for more information.

If our belief is inaccurate and you transfer any exchange note issued to you in this exchange offer without delivering a prospectus meeting the requirements of the Securities Act or without an exemption from registration of your exchange notes from such requirements, you may incur liability under the Securities Act. We do not assume or indemnify you against such liability.

Each participating broker-dealer that is issued exchange notes in this exchange offer for its own account in exchange for old notes which were acquired by such participating broker-dealer as a result of market-making or other trading activities, must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the exchange notes issued in this exchange offer. We have agreed in the registration rights agreement that a participating broker-dealer may use this prospectus for an offer to resell, resale or other retransfer of the exchange notes issued to it in this exchange offer.

We do not intend to apply for listing of the exchange notes on any securities exchange or to seek approval for quotation of the exchange notes through an automated quotation system. Accordingly, there can be no assurance that an active market will develop upon completion of this exchange offer or, if developed, that such market will be sustained or as to the liquidity of any market.

Expiration Date

This exchange offer will expire at 5:00 p.m., New York City time, on August 26, 2011, unless extended. If extended, the term "expiration date" shall mean the latest date and time to which we extend this exchange offer.

Conditions to the Exchange Offer

This exchange offer is subject to certain customary conditions, which may be waived by us prior to the expiration date; these conditions are described under "The Exchange Offer—Conditions to the Exchange Offer." This exchange offer is not conditioned upon any minimum principal amount of old notes being tendered.

Procedures for Tendering Your Old Notes	If you wish to tender your old notes for exchange pursuant to this exchange offer, you must do one of the following on or before the expiration date:

•       make a book-entry transfer of your old notes into the exchange agent's account at The Depository Trust Company and either transmit a properly completed and duly executed letter of transmittal, which accompanies this prospectus, or a manually signed facsimile of the letter of transmittal, together with any other required documentation, to the exchange agent at the address set forth in this prospectus under "The Exchange Offer—Exchange Agent," and on the front cover of the letter of transmittal, or transmit a computer generated message transmitted by means of The Depository Trust Company's Automated Tender Offer Program system and received by the exchange agent and forming a part of a confirmation of book entry transfer in which you acknowledge and agree to be bound by the terms of the letter of transmittal; or

•       transmit the certificates for your old notes and a properly completed and duly executed letter of transmittal, or a manually signed facsimile of the letter of transmittal together with any other required documentation, to the exchange agent.

If either of these procedures cannot be satisfied on a timely basis, then you should comply with the guaranteed delivery procedures described below.
By executing the letter of transmittal, each holder of the old notes will make representations to us described under "The Exchange Offer—Procedures for Tendering."
Special Procedures for Beneficial Owners

If you are a beneficial owner whose old notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender your old notes in this exchange offer, you should contact such registered holder promptly and instruct such registered holder to tender on your behalf. If you wish to tender on your own behalf, prior to completing and executing the letter of transmittal and delivering your old notes, you must either make appropriate arrangements to register ownership of the old notes in your name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time and may not be completed prior to the expiration date.

Guaranteed Delivery Procedures

If you wish to tender your old notes and time will not permit the documents required by the letter of transmittal to reach the exchange agent prior to the expiration date, or the procedures for book-entry transfer cannot be completed on a timely basis, you must tender your old notes according to the guaranteed delivery procedures described under "The Exchange Offer—Procedures for Tendering—Guaranteed Delivery Procedures."

Acceptance of Old Notes and Delivery of Exchange Notes

Subject to the conditions described under "The Exchange Offer—Conditions to the Exchange Offer," we will accept for exchange any and all old notes which are validly tendered in this exchange offer, and not withdrawn, prior to 5:00 p.m., New York City time, on the expiration date. We will issue the exchange notes promptly following the expiration date.

Withdrawal Rights

You may withdraw the tender of your old notes at any time prior to the expiration date, subject to compliance with the procedures for withdrawal described in this prospectus under "The Exchange Offer—Withdrawal Rights."

Use of Proceeds	We will not receive any proceeds from the exchange offer.
Certain Income Tax Considerations	For a summary of material federal income tax considerations relating to the exchange of old notes for exchange notes, see "Certain Income Tax Considerations."
Exchange Agent

The Bank of New York Mellon Trust Company, N.A., the trustee under the indenture governing the notes, is serving as the exchange agent. The address, telephone number and facsimile number of the exchange agent are set forth in this prospectus under "The Exchange Offer—Exchange Agent."

Consequences of Failure to Exchange Old Notes

If you do not exchange your old notes for exchange notes pursuant to this exchange offer, you will continue to be subject to the restrictions on transfer provided in the old notes and in the indenture governing the notes. In general, the old notes may not be offered or sold unless they are registered under the Securities Act, except pursuant to an exemption from or in a transaction not subject to the Securities Act and applicable state securities laws. We currently do not intend to register the old notes under the Securities Act. Under some circumstances, however, holders of old notes, including holders who are not permitted to participate in the exchange offer or who may not freely resell exchange notes received in the exchange offer, may require us to file, and cause to become effective, a shelf registration statement covering resales of old notes by these holders. For more information regarding the consequences of not tendering your old notes and our obligation to file a shelf registration statement, see "The Exchange Offer—Consequences of Failure to Exchange" and "Description of Notes—Registered Exchange Offer; Registration Rights."

Summary of the Terms of the Notes

        The exchange notes are identical in all material respect to the old notes, except that the exchange notes will no longer contain transfer restrictions and holders of exchange notes will no longer have registration rights. The exchange notes will evidence the same debt as the old notes, which they replace, and will be governed by the same indenture (the "Indenture").

        The summary below describes the principal terms of the exchange notes and is not intended to be complete. Certain of the terms and conditions described below are subject to important limitations and exceptions. You should read this entire prospectus, including the section entitled "Description of the Notes," which contains a more detailed description of the terms and conditions of the notes and the Indenture, and the section entitled "Risk Factors," before making an investment decision.

Issuer	Good Sam Enterprises, LLC (as successor to Affinity Group, Inc.), a Delaware limited liability company.
Notes Offered	$333,000,000 in aggregate principal amount of 11.50% Senior Secured Notes due 2016.
Maturity Date	December 1, 2016.
Interest	We will pay interest on the notes in cash semi-annually at an annual interest rate of 11.50% on June 1 and December 1 of each year, beginning on June 1, 2011.
Guarantees	The notes will be fully and unconditionally guaranteed, jointly and severally, on a senior secured basis by each of our existing and future domestic restricted subsidiaries.
Security

The notes and the related guarantees will be secured by liens on substantially all of our and the guarantors' assets (subject to certain exceptions and permitted liens) and by a limited recourse pledge of all the equity interests of the Company by AGHI. The liens securing the notes and the related guarantees will be contractually subordinated (i)  pursuant to the terms of an intercreditor agreement (the "Intercreditor Agreement"), to liens on the assets of certain of the guarantors of the notes that also secure the existing revolving credit facility (the "CW Credit Facility") of our subsidiaries Camping World, Inc. and CWI, Inc. (collectively "Camping World") and (ii) to liens on our and the guarantors' assets to the extent that they secure any future credit facilities permitted under the Indenture.

The value of the collateral securing the notes at any time will depend on market and other economic conditions, including the availability of suitable buyers for the collateral. The liens on the collateral may be released without the consent of the holders of the notes if the collateral is disposed of in a transaction that complies with the Indenture and the related security documents or in accordance with the provisions of the Intercreditor Agreement relating to the collateral securing the notes and the CW Credit Facility.

See "Risk Factors—Risks Related to the Notes—The notes and the related guarantees are effectively subordinated to the CW Credit Facility to the extent of the value of the collateral securing such indebtedness. The value of the collateral securing the notes may not be sufficient to satisfy all of our obligations under the notes" and "Description of the Notes—Collateral Documents."

Ranking	The notes and the related guarantees will be our and the guarantors' senior secured obligations and will:
• rank senior in right of payment to all of our and the guarantors' existing and future subordinated indebtedness;
• rank equal in right of payment with all of our and the guarantors' existing and future senior indebtedness;
• be structurally subordinated to all future indebtedness of our subsidiaries that are not guarantors of the notes; and

•       be effectively subordinated to the CW Credit Facility and any future credit facilities in replacement of that credit facility providing for the ability of Camping World to borrow up to an aggregate principal amount of up to $25.0 million (with the amount drawn or otherwise outstanding under such facilities, other than letters of credit, not to exceed $20.0 million).

See "Description of the Notes—General."
Optional Redemption

On or after December 1, 2013, at any time and from time to time, we may, at our option, redeem some or all of the notes at a premium that will decrease over time as set forth in this prospectus, plus accrued and unpaid interest, if any, to the date of redemption.

Prior to December 1, 2013, at any time and from time to time, we may, at our option, redeem up to 35% of the aggregate principal amount of the notes originally issued under the Indenture, with the net proceeds of certain equity offerings, at a redemption price of 111.50% of the aggregate principal amount of the notes to be redeemed, plus accrued and unpaid interest, if any, to the date of redemption, provided that at least 65% of the original aggregate principal amount of the notes remains outstanding after such redemption.

Prior to December 1, 2013, at any time and from time to time, we may, at our option, redeem some or all of the notes by paying a "make whole" premium.

In addition, within 30 days following the completion of an excess cash flow offer, we may, at our option, redeem a portion of the notes with excess cash flow not used to fund such excess cash flow offer, at a redemption price equal to 105% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest, if any, to the date of redemption.

See "Description of the Notes—Optional Redemption."
Change of Control Offer

If we undergo a change of control, we will be required to make an offer to each holder of notes to repurchase all or a portion of its notes at 101% of their principal amount, plus accrued and unpaid interest, if any, to the date of repurchase. See "Description of the Notes—Repurchase at the Option of Holders—Change of Control" and "Risk Factors—Risks Related to the Notes—We may be unable to repurchase the notes upon a change of control."

Asset Sale Offer

If we sell assets outside the ordinary course of business and we do not use the net proceeds for specified purposes, we may be required to use such net proceeds to repurchase the notes at 100% of their principal amount, plus accrued and unpaid interest, if any, to the date of repurchase. See "Description of the Notes—Repurchase at the Option of Holders—Asset Sales."

Excess Cash Flow Offer

Subject to certain conditions, we must make an offer to purchase some or all of the notes with the Excess Cash Flow Offer Amount (as defined herein) determined for each applicable period, commencing with the annual period ending December 31, 2011, and each June 30 and December 31 thereafter, at 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of repurchase. See "Description of the Notes—Repurchase at the Option of Holders—Excess Cash Flow."

Certain Covenants	The Indenture will contain certain covenants that, among other things, limit our and our restricted subsidiaries' ability to:
• incur or guarantee additional indebtedness;
• pay dividends on, redeem or repurchase capital stock;
• make investments or repay subordinated indebtedness;
• make capital expenditures;
• engage in sale and leaseback transactions;
• enter into transactions with affiliates;
• sell assets;
• create liens; and
• engage in a consolidation, amalgamation or merger, or sell, transfer or otherwise dispose of all or substantially all of our or their assets.
These covenants will be subject to a number of important exceptions and qualifications. See "Description of the Notes—Certain Covenants."

No Prior Market

The exchange notes will be a new issue of securities for which there is currently no market. Although the initial purchasers of the old notes may make a market in the exchange notes by engaging in transactions that have the effect of stabilizing or maintaining the market price of the exchange notes, they are not obligated to do so and they may discontinue market-making at any time without notice. Accordingly, we cannot assure you that a liquid market for the exchange notes will develop or be maintained. We do not intend to apply for listing of the notes, or the exchange notes, on any securities exchange or for the inclusion of the notes or the exchange notes on any automated dealer quotation system.

United States Federal Income Tax Considerations

We intend to take the position that the U.S. Treasury Regulations applicable to contingent payment debt instruments will apply to the notes. In summary, the effect of these U.S. Treasury Regulations will be to (i) require holders subject to U.S. federal income taxation, regardless of their usual method of tax accounting, to use the accrual method with respect to the notes; (ii) result in the accrual of interest by holders subject to U.S. federal income taxation based on the "comparable yield" of the notes; and (iii) generally result in ordinary rather than capital treatment of any gain, and to some extent loss, upon maturity or on the sale, exchange or other disposition of the notes by holders subject to U.S. federal income taxation. See "Certain U.S. Federal Income Tax Considerations."

Risk Factors

You should consider carefully all of the information set forth in this prospectus and, in particular, you should evaluate the specific factors under the section entitled "Risk Factors" before deciding to invest in the notes.

Summary Historical and Pro Forma Consolidated Financial Data

        The summary consolidated and as adjusted financial data set forth below should be read in conjunction with (i) the sections entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Use of Proceeds" and "Capitalization" and (ii) our consolidated audited annual financial statements and the notes thereto, each of which are contained elsewhere in this prospectus.

        The following tables set forth summary consolidated statement of operations data for the years ended December 31, 2008, 2009, and 2010, and the three months ended March 31, 2010 and 2011, and balance sheet data as of March 31, 2011. The following tables also set forth summary financial data and certain credit statistics. The summary consolidated statement of operations and financial data for the years ended December 31, 2008, 2009 and 2010 have been derived from consolidated audited financial statements included in this prospectus. The summary financial data for the three month periods ended March 31, 2010 and 2011 presented below have been derived from unaudited consolidated financial statements included in this prospectus.

        The pro forma summary financial data for the year ended December 31, 2010 and the three months ended March 31, 2010 presented below gives effect to the issuance of the notes and the application of the proceeds from the issuance of the notes as described under "Use of Proceeds" as if they occurred on January 1, 2010. Such data is based on assumptions and is presented for illustrative and informational purposes only and does not purport to represent what our actual financial position or results of operations would have been had the refinancing transactions referred to above actually been completed on the date or for the period indicated, and is not necessarily indicative of our financial position or results of operations as of the specified date or in the future.

	Years Ended December 31,						Three Months Ended March 31,				Pro forma Three months Ended March 31, 2010
						Pro forma Year Ended December 31, 2010
				Pro forma Adjustments					Pro forma Adjustments
	2008	2009	2010				2011	2010
REVENUES:
Membership services	$152,643	$142,147	$146,274			$146,274	$35,234	$37,074			$37,074
Media	82,424	59,061	53,844			53,844	15,386	14,683			14,683
Retail	291,070	270,573	270,551			270,551	53,947	54,177			54,177

Total revenues	526,137	471,781	470,669			470,669	104,567	105,934			105,934
COSTS APPLICABLE TO REVENUES:
Membership services	90,758	84,826	85,211			85,211	19,641	20,076			20,076
Media	61,126	46,079	40,584			40,584	11,849	11,626			11,626
Retail	170,911	164,510	157,574			157,574	31,391	32,229			32,229

Total costs applicable to revenues	322,795	295,415	283,369			283,369	62,881	63,931			63,931
GROSS PROFIT	203,342	176,366	187,300			187,300	41,686	42,003			42,003
OPERATING EXPENSES:
Selling, general and administrative	142,757	128,917	126,577			126,577	29,877	30,167			30,167
Goodwill impairment	47,601	46,884	—			—	—	—			—
Impairment of investment in affiliate	81,005	—	—			—	—	—			—
Financing expense	—	2,607	14,364	(12,571)	(1)	1,793	(19)	7,086	(7,086)	(1)	—
Depreciation and amortization	19,798	21,076	18,536	(598)	(2)	17,938	4,222	4,828	(612)	(2)	4,216

Total operating expenses	291,161	199,484	159,477	(13,169)		146,308	34,080	42,081	(7,698)		34,383

INCOME (LOSS) FROM OPERATIONS	$(87,819)	$(23,118)	$27,823	$13,169		$40,992	$7,606	$(78)	$7,698		$7,620
(Dollars in thousands)

(1)
Represents the exclusion of closing costs not capitalized and extinguishment fees related to the repayment in full of the 2010 Senior Credit Facility with a portion of the net proceeds from the issuance of the old notes on November 30, 2010. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations—Contractual Obligations and Commercial Commitments—2010 Senior Credit Facility."

(2)
Represents the amortization expense of the capitalized finance fee related to the private placement of the old notes and the reduction of the amortization expense of deferred financing fees related to the 2010 Senior Credit Facility and the AGI Senior Notes that were repaid in full with a portion of the net proceeds from the issuance of the old notes on November 30, 2010. See "Use of Proceeds" and "Management's

  Discussion and Analysis of Financial Condition and Results of Operations—Contractual Obligations and Commercial Commitments—2010 Senior Credit Facility."

	Years Ended December 31,					Three Months Ended March 31,
				Pro forma 2010
	2008	2009	2010			2011	2010	Pro forma 2010
				(unaudited)				(unaudited)
Other Financial Data:
Ratio of earnings to fixed charges(1)	(3.3)	(0.4)	0.5	0.7		0.8	0.1	0.7
Depreciation and amortization	$19,798	$21,076	$18,536	$17,938	(2)	$4,222	$4,828	$4,216	(2)
Capital expenditures	11,782	3,190	4,543	4,543		1,002	184	184
(Dollars in thousands)

(1)
In calculating the ratio of earnings to fixed charges, earnings consist of net income before income taxes plus fixed charges. Fixed charges consist of interest expense (which includes the amortization of deferred financing fees but excludes the write-off of deferred financing fees) and a portion of rental expense determined to represent interest based on imputed interest rates.

(2)
The pro forma adjustments for amortization expense of $598,000 and $612,000 for the year ended December 31, 2010 and the three months ended March 31, 2010, respectively, represent the amortization expense of the capitalized finance fee related to the private placement of the old notes and the reduction of the amortization expense of deferred financing fees related to the 2010 Senior Credit Facility and the AGI Senior Notes that were repaid in full with a portion of the net proceeds from the issuance of the old notes on November 30, 2010. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations—Contractual Obligations and Commercial Commitments—2010 Senior Credit Facility."

As of March 31, 2011
Balance Sheet Data:
Cash and cash equivalents	$25,957
Total assets	237,419
Total debt (net of original issue discount)	337,232
Total stockholders' deficit	(254,766)
(Dollars in thousands)

Risk Factors

        Any investment in the notes involves a high degree of risk. In evaluating whether to participate in this exchange offer, you should carefully consider the risk factors set forth below as well as the other information contained in this prospectus. Any of the following risks could materially adversely affect our business, financial condition or results of operations. The risks and uncertainties described below are not the only risks and uncertainties that we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. If any of those risks actually occurs, our business, financial condition and results of operations could suffer. The risks discussed below also include forward-looking statements and our actual results may differ substantially from those discussed in these forward-looking statements. See "Cautionary Statement Regarding Forward-Looking Statements" elsewhere in this prospectus. When we use the term "notes" in this prospectus, the term includes the exchange notes and the old notes.

Risks Related to Our Business

We depend on our ability to attract and retain active members in our membership clubs.

        Our future success depends in large part upon continued demand for our membership club programs by consumers. Any number of factors could affect the frequency with which consumers participate in our programs or whether they enroll in a membership club at all. These factors include (1) consumer preferences, (2) the frequency with which members participate in club activities, (3) general economic conditions, (4) weather conditions, (5) the availability of alternative discount programs in the region in which consumers live and work, (6) significant increases in gasoline prices, and (7) the disposable income of consumers available for discretionary expenditures. Any significant decline in usage of our club programs or increase in program cancellations, without a corresponding increase in new member enrollments, could have a material adverse effect on our business.

We depend on our relationships with third party providers of products and services and a disruption of these relationships or of these providers' operations could have an adverse effect on our business and results of operations.

        Our business depends in part on developing and maintaining productive relationships with third party providers of products and services that we market to our customers. Many factors outside our control may harm these relationships. For example, financial difficulties that some of our providers may face may adversely affect our marketing program with them and could result in their inability to service, manufacture or deliver products to us in a timely manner. Camping World sources its products from approximately 1,100 domestic and international vendors. If any of our key vendors or manufacturers fail to supply us with merchandise, we may not be able to meet the demands of our customers and our sales could decline. The loss of any key vendor or manufacturer for any reason could limit our ability to offer products that our customers want to purchase. A disruption of our relationships with our marketing partners or a disruption in our marketing partners' operations could have a material adverse effect on our business and results of operations.

Our business could be adversely affected by deteriorating general economic conditions or any decrease in disposable income spent on leisure merchandise and activities.

        In general, our sales from our membership clubs, retail and catalog operations and publications result from discretionary spending by our consumers, and discretionary spending is particularly vulnerable to declines in disposable income and actual or perceived unfavorable economic conditions. Our business, therefore, is sensitive to general economic conditions affecting the willingness of consumers to purchase club memberships and related products and services and of advertisers to place advertisements in our publications. The economic slowdown has negatively impacted consumer confidence, consumer spending and, consequently, our business. Our 2009 total revenue experienced a 10.3% drop from 2008 primarily as a result of the 2008/2009 recession. In particular, during the gasoline shortages and resulting price increases in 1973, 1980 and 1990, there was a reduction in advertising revenues for our publications.

        In addition, the success of the membership club portion of our business depends on our members' use of certain RV sites and/or golf courses or the purchase of goods through participating merchants. If the economy slows, our members may perceive that they have less disposable income to permit them to pursue leisure activities. As a consequence, they may travel less frequently, spend less when they travel and use the benefits of their club memberships less often, if at all. Any decline in program usage would hurt our business. Furthermore, the products and services we market compete with similar products, services, publications and retail businesses offered by other providers. Increased competition from these and other sources could require us to respond to competitive pressures by establishing pricing, marketing and other programs or seeking out additional strategic alliances or acquisitions that may be less favorable to us than we could otherwise establish or obtain. In addition, the current decline in the national economy could cause some of the merchants who participate in our programs to go out of business. It is likely that, should the number of merchants entering bankruptcy rise, the number of uncollectible accounts would also rise. This would have an adverse effect on our business and financial results.

We are subject to varying degrees of federal, state and local regulations which may affect our operations and costs of doing business.

        Our operations are subject to varying degrees of federal, state and local regulation, including our outbound telemarketing, direct mail, ERS program, and insurance activities. New regulatory efforts may be proposed from time to time that have an adverse effect on our ability to operate our businesses or our results of operations. For example, a principal source of leads for our direct response marketing efforts was new vehicle registrations provided by motor vehicle departments in various states. Currently, all states restrict access to motor vehicle registration information.

        Changes in laws or regulations relating to the sourcing or reselling of products, Internet and e-commerce transactions, environmental protection and health and safety and federal or state wage requirements could increase our costs of compliance and adversely impact our ability to achieve anticipated operating results.

Increases in paper costs, postage costs and shipping costs may have an adverse impact on our future financial results.

        The price of paper is a significant expense relating to our publications and direct mail solicitations. Postage for publication distribution and direct mail solicitations is also a significant expense. In addition, shipping costs are a significant expense for our business. In 2010, we spent $27.1 million on paper, postage and shipping costs, which was approximately 10% of total costs applicable to revenues. Paper, postage and shipping costs have increased in the past and may be expected to increase in the future. Such increases could have an adverse effect on our business if we are unable to pass them on to our customers.

We face competition in the markets in which we operate, including competition from companies with significantly greater resources than ours. If we are unable to compete effectively with these companies, our business, financial condition and results of operations could be harmed.

        We face strong competition in all of our business segments. Our competitors vary in size and the breadth of their product offerings. Many of our competitors have a larger number of financial,

distribution, marketing and other resources and some of them have greater market presence and name recognition. We compete directly or indirectly with the following types of companies:

  •
  other specialty retailers that compete with us across a significant portion of our merchandising categories through retail store or direct businesses, such as individual RV dealerships, RV Supply Warehouse and JC Whitney;

  •
  mass merchandisers, warehouse clubs, discount stores and department stores, such as Wal-Mart;

  •
  direct marketer competitors through all media, including the Internet; and

  •
  major national insurance companies and providers of roadside assistance such as AAA.

        Additional competitors may enter the businesses in which we operate and further competition. It is also possible that additional competitors may enter the direct and website publishing business, where competition is centered on advertising rates, the nature and size of the audience, effectiveness of sales teams and editorial quality. If any of our competitors successfully provides a broader, more efficient or attractive combination of products and services to our target customers, our business results could be materially adversely affected. Our inability to compete effectively with existing or potential competitors could have a material adverse effect on our business, financial condition and results of operations.

The interests of the holders of our debt instruments, including the notes, may conflict with the interests of our principal owner and the interests of our directors or executive officers that have relationships with certain of our affiliates or other companies.

        We are a wholly-owned subsidiary of AGHI which also converted to a limited liability company on March 2, 2011, or the Parent, which is an indirectly wholly-owned subsidiary of AGI Holding Corp. ("AGHC"), a privately held company. Stephen Adams, our Chairman, indirectly beneficially owns 100% of the outstanding shares of AGHC. Accordingly, Mr. Adams will be able to elect our board of directors and to control matters submitted to the vote of our shareholders. In addition, Mr. Adams has numerous other business interests including FreedomRoads Holding Company, LLC ("FreedomRoads"), which is also indirectly owned 100% by AGHC. We and our Camping World subsidiary are parties to a long term Cooperative Resources Agreement with FreedomRoads pursuant to which, among other things, each party shares certain data with the other and each agrees to market and advertise certain aspects of the other's businesses. Under such agreement, FreedomRoads has in the past and will (pursuant to an amendment and restatement of such agreement entered into in October 2010), pay us a licensing fee for the use of the Camping World name, beginning with the quarter ended December 31, 2010. FreedomRoads made the payment of $0.9 million for the quarter ended December 31, 2010. Payments under such agreement are expected to aggregate $5.1 million annually; however, there can be no assurance that, in the future, FreedomRoads will have the funds available to satisfy its obligations under such agreement or that in the event of a breach or default by FreedomRoads of its obligations under the agreement, we would be able to recover any damages or losses. See "Summary—Summary Historical and As Adjusted Consolidated Financial Data" and "Certain Relationships and Related Transactions—FreedomRoads Cooperative Resources Agreement."

        In January 2011, Marcus Lemonis was appointed Chief Executive Officer of the Company. In addition, he also serves as Chief Executive Officer and President of FreedomRoads, and Chief Executive Officer and President of our Camping World subsidiary. Certain other officers and key employees of the Company are also officers or employees of FreedomRoads. Certain executive officers of the Company, including Messrs. Adams, Lemonis, Wolfe and Moody, are also officers of one or more of the holding companies between our immediate parent, AGHI, and AGHC. Certain of our directors, including Messrs. Adams and Baltins, are also directors of one or more of the holding companies between our immediate parent, AGHI, and AGHC. With some of our executive officers or directors holding these positions with different entities, transactions may occur in the future between us and FreedomRoads or other companies which could give rise to a conflict of interest on the part of such officers or directors.

        Dealerships controlled by subsidiaries of FreedomRoads share facilities with many of our Camping World stores, allocating expenses in a manner that is believed by management to be fair and reasonable to both. There can also be no assurance that FreedomRoads will continue to sell RVs at Camping World retail locations or other locations affiliated with us or our restricted subsidiaries, the result of which could have an adverse effect on our business operations and/or financial condition. In addition, transactions may occur in the future between us and FreedomRoads or other companies which could give rise to a conflict of interest on the part of Mr. Adams, Mr. Lemonis, other directors or executive officers of the Company who also serve as officers or directors of such other companies. Any such conflict of interest could have a material adverse effect on our business, results of operations or financial condition.

        Although we believe that the relationship between us and FreedomRoads is beneficial to us and provides us with competitive advantages that would be otherwise unavailable to us, circumstances may occur in which the interests of Mr. Adams or FreedomRoads could be in conflict with the interests of the holders of the notes. For example, Mr. Adams may have an interest in pursuing acquisitions, divestitures or other transactions that, in his judgment, could enhance the value of his equity investment or one or more of the holding companies above AGHI may have need for funds so there could be pressure on the Company to make distributions up the holding company structure, even though such transactions and distributions may not benefit us or may involve risks to the holders of the notes.

        For more information regarding related party transactions, see "Certain Relationships and Related Transactions."

If we are unable to retain senior executives and attract and retain other qualified employees, our business might be adversely affected.

        Our success depends in part on our ability to attract, hire, train and retain qualified managerial, sales and marketing personnel. Competition for these types of personnel is high. We may be unsuccessful in attracting and retaining the personnel we require to conduct our operations successfully and, in such an event, our business could be materially and adversely affected. Our success also depends to a significant extent on the continued service and performance of our senior management team. The loss of any member of our senior management team could impair our ability to execute our business plan and could therefore have a material adverse effect on our business, results of operations and financial condition. We do not currently maintain key-man life insurance policies on any member of our senior management team or other key employees.

We must successfully order and manage our inventory to reflect consumer demand in a volatile market and anticipate changing consumer preferences and buying trends or our operating results could suffer.

        Our success depends upon our ability to successfully manage our inventory and to anticipate and respond to merchandise trends and consumer demands in a timely manner. The retail consumer industry, by its nature, is volatile and sensitive to numerous economic factors, including consumer preferences, competition, market conditions and general economic conditions. None of these factors are within our control. We cannot predict consumer preferences with certainty, and consumer preferences often change over time. We usually must order merchandise well in advance of the following selling season. The extended lead times for many of our purchases may make it difficult for us to respond rapidly to new or changing product trends, increases in consumer demand or changes in prices. We have recorded changes in required reserves in recent periods due to changes in strategic direction, such as discontinuances of product lines as well as changes in market conditions due to changes in demand requirements. If we misjudge either the market for our merchandise or our consumers' purchasing habits in the future, our revenues may decline significantly and we may not have sufficient quantities of merchandise to satisfy consumer demand or we may be required to mark down excess inventory, either of which could harm our operating results.

Reliance on our management information systems and electronic data processing systems exposes us to potential risks.

        Reliance on our management information systems and electronic data processing systems exposes us to potential risks of interruptions due to natural disasters, cyber-attacks, unplanned outages, fraud perpetrated by malicious individuals or other causes. Our customer service and data processing operations are located in Denver, Colorado and Bowling Green, Kentucky. We rely on information technology systems to support our membership club, publishing and catalog operations and for purchasing, inventory distribution and control, sales reporting, accounts payable and merchandise management. We use these systems to monitor the performance of each store and mail order operation, to evaluate inventory levels, determine markdowns, analyze gross profit margins by product and to improve our business processes and supply chain efficiencies. Any unmitigated interruption of our information technology systems may have a negative impact on future financial results.

We primarily rely on two fulfillment and distribution centers for our retail, Internet and catalog businesses, and if there is a natural disaster or other serious disruption at either facility, we may be unable to deliver merchandise effectively to our stores or consumers.

        We rely on two distribution and fulfillment centers located in Franklin, Kentucky and Bakersfield, California for our retail, Internet and catalog businesses. We handle almost all of our Internet and catalog orders through these two facilities. Any serious disruption at either facility due to a natural disaster or any other cause could damage our on-site inventory or impair our ability to use such distribution and fulfillment center. While we maintain business interruption insurance, as well as general property insurance, the amount of insurance coverage may not be sufficient to cover our losses in such an event. Any of these occurrences could impair our ability to adequately stock our stores or fulfill consumer orders and harm our operating results.

We lease all of our store locations. If we are unable to maintain those leases or locate alternative sites for our stores in our target markets and on terms that are acceptable to us, our net revenues and profitability could be adversely affected.

        We lease all of the real properties where we have operations, including 79 Camping World store retail locations in 32 states and our two distribution centers. Our real property leases generally provide for fixed monthly rentals with annual escalation clauses. Since 2007, we have closed one store and relocated two other stores when the leases for those locations expired. We cannot assure you that we will be able to maintain our existing store locations as leases expire, extend the leases or be able to locate alternative sites in our target markets and on favorable terms. If we cannot maintain our existing store locations, extend the leases or locate alternative sites on favorable or acceptable terms, our business, results of operations and financial condition could be adversely affected.

        Dealerships controlled by subsidiaries of FreedomRoads share facilities with many of our Camping World stores. As of December 31, 2010, the Company leased 37 properties from FreedomRoads and sub-leased three properties to FreedomRoads, and Camping World was a joint tenant with FreedomRoads under six leases. There can also be no assurance that FreedomRoads will continue to sell RVs at Camping World retail locations or other locations affiliated with us or our restricted subsidiaries, the result of which could have an adverse effect on our business operations and/or financial condition.

We may be unable to enforce our intellectual property rights and we may be accused of infringing intellectual property rights of third parties which could adversely affect our business.

        We own a variety of registered trademarks and service marks for the names of our clubs, magazines and other publications. We also own the copyrights to certain articles in our publications. We believe that our trademark and copyrights have significant value and are important to our marketing efforts. If we are unable to continue to protect the trademarks and service marks for our proprietary brands, if such marks become generic or if third parties adopt marks similar to our marks, our ability to differentiate our products and services may be diminished. In the event that our trademarks or service marks are successfully challenged by third parties, we could lose brand recognition and be forced to devote additional resources to advertising and marketing new brands for our products.

        From time to time, we may be compelled to protect our intellectual property, which may involve litigation. Such litigation may be time-consuming, expensive and distract our management from running the day-to-day operations of our business, and could result in the impairment or loss of the involved intellectual property. There is no guarantee that the steps we take to protect our intellectual property, including litigation when necessary, will be successful. The loss or reduction of any of our significant intellectual property rights could diminish our ability to distinguish our products from competitors' products and retain our market share for our proprietary products. If we are unable to effectively protect our proprietary intellectual property rights our business, results of operations and financial condition could be adversely affected.

        Other parties also may claim that we infringe their proprietary rights. Such claims, whether or not meritorious, may result in the expenditure of significant financial and managerial resources, injunctions against us or the payment of damages.

We may be subject to product liability claims if people or property are harmed by the products we sell.

        Some of the products we sell may expose us to product liability claims relating to personal injury, death, or environmental or property damage, and may require product recalls or other actions. Although we maintain liability insurance, we cannot be certain that our coverage will be adequate for liabilities actually incurred or that insurance will continue to be available to us on economically reasonable terms, or at all. In addition, some of our agreements with our vendors and sellers do not indemnify us from product liability. In addition, even if a product liability claim is not successful or is not fully pursued, the negative publicity surrounding a product recall or any assertion that our products caused property damage or personal injury could damage our brand identity and our reputation with existing and potential consumers and have a material adverse effect on our business, financial condition and results of operations.

Failure to protect the integrity and security of our customers' information could expose us to litigation and materially damage our reputation.

        We maintain a database with information about our 1.7 million club members and a proprietary database of our approximately nine million customers, which includes information such as order frequency, size of order, date of most recent order and type of merchandise purchased. We rely on proprietary and commercially available systems, software, tools and monitoring to provide security for processing, transmitting and storing confidential customer information, such as customer's payment cards and personal information. There can be no assurance that our efforts to protect customer and confidential information will be successful. If any compromise of our information security were to occur, it could have a material adverse effect on our reputation, business, operating results and financial condition and may increase the costs we incur to protect against such information security breaches or subject us to fines, penalties or litigation.

Our failure to comply with certain environmental regulations could adversely affect our business.

        The storage, distribution, transportation and disposal of some of the products that we sell are subject to a variety of federal and state environmental regulations. Our failure to comply with these regulations could have an adverse impact on our business. In addition, we have indemnified certain of our landlords for any hazardous waste which may be found on or about property we lease. If any such hazardous waste were to be found on property that we occupy, a significant claim giving rise to our indemnity obligation could adversely impact our operating results.

We may be named in litigation, which may result in substantial costs and divert management's attention and resources.

        We face legal risks in our business, including claims from disputes with our employees and our former employees and claims associated with general commercial disputes, product liability and other matters. Risks associated with legal liability often are difficult to assess or quantify and their existence and magnitude can remain unknown for significant periods of time. While we maintain director and officer insurance, as well as general and product liability insurance, the amount of insurance coverage may not be sufficient to cover a claim and the continued availability of this insurance cannot be assured. We may in the future be the target of litigation and this litigation may result in substantial costs and divert management's attention and resources.

Risks Related to the Notes

Our substantial level of indebtedness could adversely affect our financial condition and prevent us from fulfilling our obligations under the notes.

        We have a significant amount of debt, which requires significant interest payments. As of December 31, 2010, we had approximately $339.1 million of total debt outstanding (without deduction for original issue discount in connection with the issuance of the notes), of which $333.0 million (without deduction for original issue discount in connection with the issuance of the notes) was secured, and the borrowers under the CW Credit Facility had $6.0 million of available borrowings and $6.6 million of available letters of credit under such facility. Subject to the restrictions contained in the Indenture and our other debt instruments, we may be able to incur additional debt from time to time, including under the CW Credit Facility and under any future credit facilities permitted by the Indenture in replacement thereof, to finance working capital, capital expenditures, investments or acquisitions, or for other purposes. If we do so, the risks related to our high level of debt could intensify and have important consequences to the holders of the notes and significant effects on our business, financial condition and results of operations, including the following:

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  it may be more difficult for us to satisfy our financial obligations, including with respect to the notes;

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  our ability to obtain additional financing for working capital, capital expenditures, strategic acquisitions or general corporate purposes may be impaired;

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  our cost of borrowing may be increased;

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  we must use a substantial portion of our cash flow from operations to pay interest on the notes and our other indebtedness as well as to fund excess cash flow offers on the notes, which will reduce the funds available to use for operations and other purposes;

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  our vulnerability to general adverse economic and industry conditions may increase;

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  our ability to fund a change of control offer may be limited;

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  our high level of indebtedness could place us at a competitive disadvantage compared to our competitors that may have proportionately less debt; and

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  our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate may be limited.

Despite our current indebtedness level, we may still be able to incur significantly more debt, which could exacerbate the risks associated with our substantial leverage.

        We may be able to incur substantial additional indebtedness in the future. Although certain covenants under the CW Credit Facility limit the ability of the borrowers and the guarantors under that facility to incur additional indebtedness and certain covenants under the Indenture will limit our ability and the ability of our present and future restricted subsidiaries to incur additional indebtedness, the terms of the CW Credit Facility permit and the Indenture will permit us to incur significant additional indebtedness, including additional secured indebtedness that will be effectively senior to the notes. In addition, the Indenture will not prohibit us from incurring obligations that do not constitute indebtedness as defined therein. To the extent that we incur additional indebtedness or such other obligations, the risks associated with our substantial indebtedness described above, including our possible inability to service our debt, could increase.

We will require a significant amount of cash to service our indebtedness, including the notes. Our ability to generate cash depends on many factors beyond our control, and any failure to meet our debt service obligations could harm our business, financial condition and results of operations.

        Our ability to make payments on and to refinance our indebtedness, including the notes, and to fund working capital needs and planned capital expenditures will depend on our ability to generate cash in the future. This, to a certain extent, is subject to our financial and operating performance, which in turn is affected by general economic, financial, competitive, business, legislative, regulatory and other factors, including the availability of financing in the banking and capital markets that are beyond our control.

        If our business does not generate sufficient cash flow from operations or if future borrowings are not available to us in an amount sufficient to enable us to pay our indebtedness, including the notes, or to fund our other liquidity needs, we may need to refinance all or a portion of our indebtedness, including the notes, on or before the maturity thereof, sell assets, reduce or delay capital investments or seek to raise additional capital, any of which could have a material adverse effect on our operations. In addition, we may not be able to effect any of these actions, if necessary, on commercially reasonable terms or at all. Our ability to restructure or refinance our indebtedness, including the notes, will depend on the condition of the capital markets and our financial condition at such time. Any refinancing of our debt could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations. The terms of our existing or future debt instruments, including the CW Credit Facility and the Indenture, may limit or prevent us from taking any of these actions. In addition, any failure to make scheduled payments of interest and principal on our outstanding indebtedness would likely result in a reduction of our credit rating, which could harm our ability to incur additional indebtedness on commercially reasonable terms or at all and negatively impact the market value of the notes. Our inability to generate sufficient cash flow to satisfy our debt service obligations, including with respect to excess cash flow offers on the notes, or to refinance or restructure our obligations on commercially reasonable terms or at all, could have a material adverse effect on our business, financial condition and results of operations, as well as on our ability to satisfy our obligations in respect of the notes.

        In addition, if we are unable to meet our debt service obligations under the notes, including with respect to excess cash flow offers on the notes, the holders of the notes would have the right, following a cure period, to cause the entire principal amount of the notes to become immediately due and payable. If the amounts outstanding under any of our debt instruments are accelerated, we cannot assure you that our assets will be sufficient to repay in full the money owed to our debt holders, including holders of the notes.

The CW Credit Facility and the Indenture impose significant operating and financial restrictions, which may prevent us from pursuing certain business opportunities and taking certain actions.

        The CW Credit Facility and the Indenture contain customary operating and financial restrictions on the borrowers and guarantors under such agreements and us. These restrictions limit or prohibit, among other things, our ability to:

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  incur or guarantee additional indebtedness;

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  pay dividends on, redeem or repurchase capital stock;

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  make investments or repay subordinated indebtedness;

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  make capital expenditures;

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  engage in sale and leaseback transactions;

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  enter into transactions with affiliates;

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  sell assets;

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  create liens; and

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  engage in a consolidation, amalgamation or merger, or sell, transfer or otherwise dispose of all or substantially all of our or their assets.

        These restrictions may prevent us from taking actions that we believe would be in the best interest of our business and may make it difficult for us to successfully execute our business strategy or effectively compete with companies that are not similarly restricted. We may also incur future debt obligations, including any future credit facilities permitted under the Indenture in replacement of the CW Credit Facility, which might subject us to additional restrictive covenants that could affect our financial and operational flexibility. We cannot assure you that we will be granted waivers or amendments to these agreements if for any reason we are unable to comply with these agreements or that we will be able to refinance our debt on terms acceptable to us, or at all. The breach of any of these covenants and restrictions could result in a default under the agreements governing our indebtedness, including the Indenture, the CW Credit Facility and any future credit facilities. An event of default under our debt agreements could permit our lenders or other debt holders to declare all amounts borrowed from them to become due and payable.

With respect to assets held by our non-guarantor subsidiaries, your right to receive payments on the notes will be structurally subordinated to the liabilities of such non-guarantor subsidiaries.

        Only those of our subsidiaries designated as "Restricted Subsidiaries" (as defined in the Indenture) will guarantee the notes and will be subject to the covenants of the Indenture. Currently, all of the Issuer's subsidiaries other than CWFR Capital Corp. ("CWFR") are Restricted Subsidiaries, and CWFR is our only "Unrestricted Subsidiary" (as defined in the Indenture). CWFR holds preferred interests in FreedomRoads Holding Company, LLC (the "FR Preferred"), which was initially carried on the Company's financial statements at cost and subsequently deemed impaired in 2008 and written down to reflect a book value of zero. Under the Company's accounting for the FR Preferred, no subsequent mark-to-market valuation is required to be performed, and no appraisals or other valuations of the FR Preferred have been obtained since 2008. As an Unrestricted Subsidiary, CWFR is not subject to any of the covenants of the Indenture and, absent any restrictions that may be imposed by other agreements (including any restrictions that may be imposed under agreements governing our other indebtedness), CWFR may sell, transfer or otherwise dispose of its interest in the FR Preferred without restriction. In the event of a bankruptcy, liquidation or reorganization of an Unrestricted Subsidiary, holders of the indebtedness of that Unrestricted Subsidiary and their trade creditors will generally be entitled to payment of their claims from the assets of that Unrestricted Subsidiary before any assets are made available for distribution to us. As a result, with respect to assets of Unrestricted Subsidiaries, the notes will be structurally subordinated to the prior payment of all of the debts of such Unrestricted Subsidiaries.

The notes and the related guarantees will be effectively subordinated to the CW Credit Facility and any future credit facilities in replacement thereof, in each case, to the extent of the value of the collateral securing such indebtedness. The value of the collateral securing the notes may not be sufficient to satisfy all of our obligations under the notes.

        The notes and the related guarantees are effectively subordinated to the CW Credit Facility to the extent of the value of the collateral securing such indebtedness. The Indenture will allow us and the guarantors to incur a significant amount of additional indebtedness, including the ability to replace the CW Credit Facility with one or more senior secured debt facilities providing for the ability to borrow an aggregate principal amount of up to $25.0 million (with the amount drawn or otherwise outstanding under such facilities, other than letters of credit, not to exceed $20.0 million). In the event of foreclosure, the proceeds from a sale of the collateral securing the CW Credit Facility, or such future credit facilities, would be applied to fully satisfy indebtedness and all other obligations under the CW Credit Facility or under the future credit facilities, before any such proceeds would be applied to satisfy our obligations under the notes and the related guarantees.

        The value of the collateral at any time will depend on market and other economic conditions, including the availability of suitable buyers for the collateral. By its nature, some or all of the collateral may be illiquid and may have no readily ascertainable market value. The value of the assets pledged as collateral for the notes could be impaired in the future as a result of changing economic conditions, competition, the laws and regulations that govern our business or other future trends. In the event of a foreclosure, liquidation, bankruptcy or similar proceeding, we cannot assure you that the proceeds from any sale or liquidation of the collateral will be sufficient to pay our obligations under the notes, in full or at all after first satisfying our obligations to pay all other senior secured creditors that have liens on such collateral that are prior to the liens securing the payment of the notes, including the lenders under the CW Credit Facility or under any future credit facilities, in the case of collateral securing indebtedness thereunder. Also, we cannot assure you that the fair market value of the collateral securing the notes would be sufficient to pay any amounts due under the notes following their acceleration. If the proceeds of any sale of collateral are not sufficient to repay all amounts due on the notes, the holders of the notes (to the extent not repaid from the proceeds of the sale of the collateral) would have only an unsecured claim against our remaining assets and in the context of a bankruptcy case by or against us, the holders of the notes may not be entitled to receive interest payments or reasonable fees, costs or charges due under the notes, and may be required to repay any such amounts already received by such holder. Accordingly, there may not be sufficient collateral to pay all or any of the amounts due on the notes. Any claim for the difference between the amount, if any, realized by holders of the notes from the sale of the collateral securing the notes and the obligations under the notes will rank equally in right of payment with all of our other unsecured unsubordinated indebtedness and other obligations, including trade payables.

        To the extent that third parties (including the lenders under the CW Credit Facility or under future credit facilities) enjoy prior liens, such third parties may have rights and remedies with respect to the property subject to such liens that, if exercised, could adversely affect the value of the collateral. Additionally, the terms of the Indenture will allow us to issue additional notes in certain circumstances. The Indenture will not require that we maintain the current level of collateral or maintain a specific ratio of indebtedness to asset values. Under the Indenture, any additional notes issued pursuant to the Indenture will rank pari passu with the notes and be entitled to the same rights and priority with respect to the collateral. The Indenture will also allow us to enter into certain hedging arrangements that may be secured by the same collateral that secures the notes on a prior basis relative to the notes. Thus, the issuance of additional notes or the entry into hedging arrangements pursuant to the Indenture may have the effect of significantly diluting your ability to recover payment in full from the then existing pool of collateral. In addition, as described below, releases of collateral from the liens securing the notes will be permitted under some circumstances and may reduce the value of the pool of collateral.

        Even if the liens of the CW Credit Facility or any future credit facilities were to be judged unenforceable in a bankruptcy case by or against us, the Intercreditor Agreement will require that the collateral agent for the notes turn over the proceeds of any collateral that also purported to secure such credit facilities and holders of the notes may not be entitled to receive any further proceeds from the collateral.

Holders of the notes will not control decisions regarding the collateral securing the CW Credit Facility or any future credit facilities permitted under the Indenture.

        The CW Credit Facility is secured by a pledge of the stock of our Camping World subsidiaries and the assets of certain of our subsidiaries that constitute a portion, and could constitute all, of the collateral that will secure the notes. The collateral agent for the notes has entered into the Intercreditor Agreement with the administrative agent under the CW Credit Facility, which define the rights of the parties with respect to the collateral securing the CW Credit Facility and the parties' liens thereon. The administrative agent under the CW Credit Facility and the lenders under the CW Credit Facility control substantially all matters related to the collateral securing such facility and the rights and remedies with respect thereto of the collateral agent for the notes. At any time that obligations are outstanding under the CW Credit Facility, the administrative agent under the CW Credit Facility has the sole and exclusive right to control, administer, account for and otherwise deal with collateral securing the CW Credit Facility and to determine the manner of every sale or other disposition of such collateral, in each case, upon enforcement of the interest of the administrative agent under the CW Credit Facility, and to foreclose on such collateral in any order which it deems appropriate. As a result, the administrative agent under the CW Credit Facility may dispose of or foreclose on, or take other actions with respect to, the collateral securing the CW Credit Facility with which the holders of the notes may disagree or that may be contrary to the interests of the holders of the notes. Also, the collateral agent for the notes and the holders of the notes may not exercise remedies with respect to the collateral securing the CW Credit Facility unless and until (i) the administrative agent under the CW Credit Facility exercises its rights and remedies with respect to such collateral, and then only on a limited basis or (ii) until a standstill period has passed during which the administrative agent under the CW Credit Facility has not exercised or commenced any exercise of any rights or remedies with respect to such collateral. See "Description of the Notes—Collateral Documents" and "—Intercreditor Agreement."

        Additionally, the Indenture allows us to enter into credit facilities in replacement of the CW Credit Facility providing for the ability to borrow up to an aggregate principal amount of up to $25.0 million (with the amount drawn or otherwise outstanding under such facilities, other than letters of credit, not to exceed $20.0 million) that may be secured on a first priority basis by the collateral that secures the notes. If we enter into any such facility, the lenders thereunder will control substantially all matters related to the collateral that secures such facility and the notes. As a result, the lenders under any such facility may foreclose on or take other actions with respect to such collateral with which the holders of the notes may disagree or that may be contrary to the interests of the holders of the notes.

We may be unable to repurchase the notes upon a change of control.

        Upon the occurrence of specified change of control events, holders of the notes may require us to repurchase all outstanding notes at a price equal to 101% of the principal amount of the notes, together with accrued and unpaid interest, if any, to the date of repurchase. See "Description of the Notes—Repurchase at the Option of Holders—Change of Control."

        We cannot assure you that if a change of control occurs, we will have sufficient funds at the time of such change of control to make the required repurchase of the notes. If we are required to repurchase the notes, we would probably require third party financing. We cannot be sure that we would be able to obtain third party financing on acceptable terms, or at all.

        The definition of a change of control in the Indenture includes a phrase relating to the sale, conveyance, transfer or lease of "all or substantially all" of our assets. There is no precise established definition of the phrase "all or substantially all" and it will likely be interpreted under New York State law, which is the law that will govern the Indenture, and will be dependent upon the particular facts and circumstances. As a result, there may be a degree of uncertainty in ascertaining whether a sale or disposition of "all or substantially all" of our capital stock or assets has occurred, in which case, the ability of a holder of the notes to obtain the benefit of an offer to repurchase all or a portion of the notes held by such holder may be impaired.

        Events that constitute a change of control under the Indenture also constitute events of default under the CW Credit Facility. These events permit the lenders under the CW Credit Facility to accelerate the indebtedness outstanding thereunder, if any. If the indebtedness under the CW Credit Facility is not paid, the lenders thereunder may seek to enforce security interests in the collateral securing such indebtedness, thereby limiting our ability to raise cash to purchase the notes, and reducing the practical benefit of the offer to purchase provisions to the holders of the notes because of the prior liens the lenders under the CW Credit Facility have on the assets that secure such indebtedness. Similarly, future credit facilities having lien priority over all or a portion of the collateral securing the notes may provide that certain change of control events with respect to us would constitute a default thereunder. If we do not obtain a waiver of such default or refinance such credit facilities, such default could result in amounts outstanding under such credit facilities being declared due and payable, which would also have an adverse impact on the practical benefits of a change of control offer for the notes.

If we default on our obligations to pay our other indebtedness, we may not be able to make payments on the notes.

        Any default under the agreements governing our indebtedness, including a default by the borrowers under the CW Credit Facility that is not waived by the required lenders thereunder, and the remedies sought by the holders of such indebtedness, could make us unable to pay the principal of, premium, if any, and interest on the notes and substantially decrease the market value of the notes. If we are unable to generate sufficient cash flow and are otherwise unable to obtain funds necessary to meet required payments of principal of, premium, if any, and interest on our indebtedness, or if we otherwise fail to comply with the various covenants, including financial and operating covenants, in the instruments governing our indebtedness (including the CW Credit Facility), we could be in default under the agreements governing such indebtedness. In the event of such default, the holders of such indebtedness could elect to declare all the funds borrowed thereunder to become due and payable, together with accrued and unpaid interest. In addition, the lenders under the CW Credit Facility could elect to terminate their commitments and cease making further loans and institute foreclosure proceedings against the assets of certain of our subsidiaries that secure such indebtedness. Either of these elections could limit our ability to satisfy our obligations under the notes and the related guarantees in the event of a bankruptcy or liquidation.

        Similarly, if our operating performance declines, we may in the future need to seek to obtain waivers from the required lenders under the CW Credit Facility or the holders of other debt that we may incur in the future to avoid being in default. If any of our subsidiaries breaches its obligations under the CW Credit Facility and seeks a waiver, we may not be able to obtain a waiver from the required lenders. If this occurs, those subsidiaries would be in default under the CW Credit Facility and the lenders thereunder could exercise their rights as described above. If we are unable to repay debt, lenders having secured obligations, such as the lenders under the CW Credit Facility, could proceed against the collateral securing such debt and potentially force us into bankruptcy or liquidation. Because the CW Credit Facility has customary cross-default provisions, and our future credit facilities may have such provisions, if the indebtedness under the CW Credit Facility or any of our other facilities, including the Indenture, is accelerated, we may be unable to repay or finance the amounts due.

Rights of holders of the notes in the collateral may be adversely affected by bankruptcy proceedings.

        The right of the collateral agent for the notes to repossess and dispose of the collateral securing the notes upon acceleration is likely to be significantly impaired by federal bankruptcy law if bankruptcy proceedings are commenced by or against us prior to or possibly even after the collateral agent has repossessed and disposed of the collateral. Under the U.S. Bankruptcy Code, a secured creditor, such as the collateral agent for the notes, is prohibited from repossessing its security from a debtor in a bankruptcy case, or from disposing of security repossessed from a debtor, without bankruptcy court approval. Moreover, bankruptcy law permits the debtor to continue to retain and to use collateral, and the proceeds, products, rents or profits of the collateral, even though the debtor is in default under the applicable debt instruments; provided that the secured creditor is given "adequate protection." The meaning of the term "adequate protection" may vary according to circumstances, but it is intended in general to protect the value of the secured creditor's interest in the collateral and may include cash payments or the granting of additional security, if and at such time as the court in its discretion determines, for any diminution in the value of the collateral as a result of the stay of repossession or disposition or any use of the collateral by the debtor while the bankruptcy case is pending. In view of the broad discretionary powers of a bankruptcy court, it is impossible to predict how long payments under the notes could be delayed following commencement of a bankruptcy case, whether or when the collateral agent would repossess or dispose of the collateral, or whether or to what extent holders of the notes would be compensated for any delay in payment of loss of value of the collateral through the requirements of "adequate protection." Furthermore, in the event the bankruptcy court determines that the value of the collateral is not sufficient to repay all amounts due on the notes, the holders of the notes would have "under-secured claims" as to the difference. Federal bankruptcy laws do not permit the payment or accrual of interest, costs and attorneys' fees for "under-secured claims" during the debtor's bankruptcy case. Additionally, the collateral agent's ability to foreclose on the collateral on your behalf may be subject to the consent of third parties, prior liens and practical problems associated with the realization of the collateral agent's security interest in the collateral. Moreover, the debtor or trustee in a bankruptcy case may seek to void an alleged security interest in collateral for the benefit of the bankruptcy estate. It may successfully do so if the security interest is not properly perfected or was perfected within a specified period of time (generally 90 days) prior to the initiation of such proceeding. Under such circumstances, a creditor may hold no security interest and be treated as holding a general unsecured claim in the bankruptcy case. It is impossible to predict what recovery (if any) would be available for such an unsecured claim if we became a debtor in a bankruptcy case. While U.S. bankruptcy law generally invalidates provisions restricting a debtor's ability to assume and/or assign a contract, there are exceptions to this rule which could be applicable in the event that we become subject to a U.S. bankruptcy proceeding.

Under certain circumstances, a court could cancel the notes or the related guarantees under fraudulent conveyance laws.

        Our issuance of the notes and the related guarantees may be subject to review under federal or state fraudulent transfer laws. If we become a debtor in a case under the U.S. Bankruptcy Code or encounter other financial difficulty, a court might avoid (that is, cancel) our obligations under the notes. The court might do so if it finds that when we issued the notes and the related guarantees, (1) we or any guarantor, as applicable, issued the notes or incurred the guarantee with actual intent of hindering, delaying or defrauding creditors or (2) we or any guarantor, as applicable, received less than reasonably equivalent value or fair consideration in return for either issuing the notes or incurring the guarantee and, in the case of (2) only, one of the following is also true at the time thereof:

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  we or any guarantor, as applicable, were insolvent or rendered insolvent by reason of the issuance of the notes or the incurrence of the guarantee;

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  the issuance of the notes or the incurrence of the guarantee left us or any guarantor, as applicable, with an unreasonably small amount of capital to carry on its business; or

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  we or any guarantor intended to, or believed that we or such guarantor would, incur debts beyond our or such guarantor's ability to pay such debts as they mature.

        The test for determining solvency for purposes of the foregoing will vary depending on the law of the jurisdiction being applied. In general, a court would consider an entity insolvent either if the sum of its existing debts exceeds the fair value of all of its property, or its assets' present fair saleable value is less than the amount required to pay the probable liability on its existing debts as they become due. For this analysis, "debts" include contingent and unliquidated debts. If a court avoided our obligations under the notes and the obligations of all of the guarantors under their guarantees, holders of the notes would cease to be our creditors or creditors of the guarantors and likely have no source from which to recover amounts due under the notes. Even if the guarantee of a guarantor is not avoided as a fraudulent transfer, a court may subordinate the guarantee to that guarantor's other debt. In that event, the guarantees would be structurally subordinated to all of that guarantor's other debt.

        The Indenture will limit the liability of each guarantor on its guarantee to the maximum amount that such guarantor can incur without risk that its guarantee will be subject to avoidance as a fraudulent transfer. We cannot assure you that this limitation will protect such guarantees from fraudulent transfer challenges or, if it does, that the remaining amount due and collectible under the guarantees would suffice, if necessary, to pay the notes in full when due.

        In addition, a court could avoid any payment by us or any guarantor pursuant to the notes or a related guarantee, as the case may be, and require any payment to be returned to us or the guarantor, as the case may be, or to be paid to a fund for the benefit of our or the guarantor's creditors. In addition, under the circumstances described above, a court could subordinate rather than avoid obligations under the notes or the related guarantee. If the court were to avoid any guarantee, we cannot assure you that funds would be available to pay the notes from another guarantor or from any other source.

There are circumstances other than repayment or discharge of the notes under which the collateral securing the notes and the related guarantees will be released automatically, without the consent of the holders of the notes or the consent of the trustee or the collateral agent under the Indenture.

        Under various circumstances, all or a portion of the collateral securing the notes and the related guarantees will be released automatically, including:

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  a sale, transfer or other disposal of such collateral in a transaction not prohibited under the Indenture;

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  with respect to collateral held by a guarantor, upon the release of such guarantor from its guarantee;

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  to the extent required in accordance with the Intercreditor Agreement entered into in connection with the CW Credit Facility; and

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  to the extent we have defeased or satisfied and discharged the Indenture.

        In addition, the guarantee of a guarantor will be automatically released in connection with a sale of such guarantor in a transaction not prohibited by the Indenture.

        The Indenture will also permit us to designate one or more of our restricted subsidiaries that is a guarantor of the notes as an unrestricted subsidiary. If we designate a subsidiary guarantor as an unrestricted subsidiary, all of the liens on any collateral owned by such subsidiary or any of its subsidiaries and any guarantees of the notes by such subsidiary or any of its subsidiaries will be released under the Indenture. Designation of an unrestricted subsidiary will reduce the aggregate value of the collateral securing the notes and the related guarantees to the extent that liens on the assets of the unrestricted subsidiary and its subsidiaries are released. In addition, the creditors of the unrestricted subsidiary and its subsidiaries will have claims to the assets of the unrestricted subsidiary and its subsidiaries that are senior to any claims of the holders of notes.

Any future pledge of collateral may be avoidable in bankruptcy.

        Any future pledge of collateral in favor of the trustee or collateral agent, including pursuant to security documents delivered after the date of the Indenture, may be avoidable by the pledgor (a debtor in possession) or by its trustee in bankruptcy if certain events or circumstances exist or occur, including, among others, if (1) the pledgor is insolvent at the time of the pledge, (2) the pledge permits the holders of the notes to receive a greater recovery than if the pledge had not been given and (3) a bankruptcy proceeding in respect of the pledgor is commenced within 90 days following the pledge, or, in certain circumstances, a longer period.

The collateral is subject to casualty risks.

        We intend to maintain insurance or otherwise insure against hazards in a manner appropriate and customary for our business. There are, however, certain losses that may be either uninsurable or not economically insurable, in whole or in part. Insurance proceeds may not compensate us fully for our losses. If there is a complete or partial loss of any of the pledged collateral, the insurance proceeds may not be sufficient to replace all of the lost collateral or to satisfy all of the secured obligations, including the notes.

The rights of holders of the notes in the collateral may be adversely affected by the failure to perfect security interests in certain collateral acquired in the future.

        Applicable law requires that certain property and rights acquired after the grant of a general security interest or lien can only be perfected at the time such property and rights are acquired and identified. There can be no assurance that the trustee or the collateral agent for the notes will monitor, or that we will inform the trustee or the collateral agent for the notes of, the future acquisition of property and rights that constitute collateral for the notes, and that the necessary action will be taken to properly perfect the security interest in such after-acquired collateral. The trustee and the collateral agent for the notes have no obligation to monitor the acquisition of additional property or rights that constitute collateral or the perfection of any security interests therein. Such failure may result in the loss of perfection of the security interest therein or the priority of the security interest in favor of the notes against third parties. Moreover, in the event that we were to file for bankruptcy, the security interest securing the notes and the related guarantees generally will not extend to any property or rights acquired by us after the date of such bankruptcy.

Certain security interests over the collateral, including leasehold mortgages, were not be in place upon the closing of the sale of the old notes and were not perfected at such time.

        Certain security interests, including leasehold mortgages and related documentation, were not in place on November 30, 2010 when the notes were initially sold. The Indenture contains a covenant requiring the Company to use commercially reasonable efforts to perfect the security interests in certain of our assets no later than 90 days after the closing of the initial sale. The Company believes it has complied with these obligations but the Company has only been able to obtain leasehold mortgages on approximately 11 of its leases. In addition, to the extent a security interest in certain collateral is perfected following November 30, 2010, it might be avoidable in bankruptcy. See "—Any future pledge of collateral may be avoidable in bankruptcy."

        Additionally, in order to insure the priority of each of the leasehold mortgages securing the notes, a new title insurance policy insuring the priority of the liens has been or will have to be obtained. Each title insurance policy may not be delivered by the closing of this offering and the leasehold mortgage liens may not be insured by that time. In addition, if a leasehold mortgage is delivered on the date of the closing of this offering, we may only learn of errors included in the applicable title following receipt of such title insurance policy, and such errors may interfere with the creation of valid liens on the real property collateral. There is no independent assurance that, among other things, (i) the owner has good title to the leased premises and has full power and authority to convey a leasehold estate, (ii) our leasehold titles are marketable, (iii) there are no covenants or easements affecting our use of the land as the lease allows and (iv) no encroachments, adverse possession claims, zoning or other restrictions exist with respect to such leased real properties, which could result in a material adverse effect on the value or utility of such leased real properties.

A mortgage secured by a leasehold interest in real property is inherently riskier for the mortgagee than a mortgage secured by a fee simple interest.

        A portion of the collateral securing the notes will consist of mortgages on our leased property and a mortgage secured by a leasehold interest in real property is inherently riskier, and therefore less valuable, for the mortgagee than a mortgage secured by a fee simple interest. These risks arise from the nature of a leasehold being legally subordinate to the fee interest and being subject to the terms of the lease creating such leasehold interest. As a result, the mortgage holder whose security is a leasehold interest in real property is also subject to the interests of the fee owner and to compliance by the lessee/mortgagor with the terms of its lease. The risks to the holder of a leasehold mortgage include: (i) lease termination resulting from defaults by the lessee/mortgagor under the lease, which would terminate the leasehold interest and thus effectively eliminate the holders of the notes security interest on the lease, (ii) a default by the fee owner under any of its obligations to third parties including mortgagees, mechanics, etc. and the enforcement or foreclosure of those interests by the holders of such interests may also result in the termination or impairment of the leasehold mortgage, (iii) the mortgagee becoming the tenant under the lease and therefore being subject to all of the terms and covenants contained therein, including, but not limited to, the obligation to indemnify the landlord for third party environmental claims arising out of the mortgagor's use of the land, and (iv) impairment of the lessee/mortgagor's leasehold interest and the mortgage holder's security due to a bankruptcy or insolvency of the fee owner.

The pledge of the capital stock and other securities of our subsidiaries that will secure the notes and the related guarantees will automatically be released from the lien on them and no longer constitute collateral when the pledge of such capital stock or such other securities would require the filing of separate financial statements with the SEC for that subsidiary.

        The notes and the related guarantees will be secured by a pledge of the capital stock of all of our existing and future domestic restricted subsidiaries. Under the SEC regulations in effect as of the date of this propectus, if the principal amount, par value or book value as carried by us, or market value, whichever is greatest, of the capital stock or other securities of a subsidiary pledged as part of the collateral is greater than or equal to 20% of the aggregate principal amount of the notes then outstanding, such a subsidiary would be required to provide separate financial statements to the SEC. Therefore, the Indenture and the related security documents will provide that any capital stock and other securities of our subsidiaries will be excluded from the collateral securing the notes and the related guarantees to the extent that the pledge of such capital stock or other securities would cause such subsidiaries to be required to file separate financial statements with the SEC pursuant to Rule 3-16 of Regulation S-X ("Rule 3-16"). As of the date of this prospectus, the capital stock of GSS Enterprises, LLC, Affinity Road and Travel Club, Inc., Affinity Brokerage, LLC and Camping World, Inc. and its subsidiaries, are not pledged as part of the collateral to the extent that such pledge would trigger the requirement to provide separate financial statements pursuant to Rule 3-16.

        As a result, you may lose a portion or all of your security interest in the capital stock or other securities of those subsidiaries. It may be more difficult, costly and time-consuming for the collateral agent for the notes to foreclose on the assets of a subsidiary than to foreclose on its capital stock or other securities, so the proceeds realized upon any such foreclosure could be significantly less than those that would have been received upon any sale of the capital stock or other securities of such subsidiary. We are required to assess the value of pledged securities for purposes of Rule 3-16 annually for as long as the notes are outstanding. As a result, changes in the value of the securities of any of our subsidiaries could cause the amount of pledged securities to decrease each year. Furthermore, if we redeem any portion of the notes, the threshold at which the pledged securities of any of our subsidiaries becomes excluded from the collateral will be reduced and additional pledged securities could become excluded from the collateral. See "Description of the Notes."

An active trading market may not develop for the exchange notes when issued. The failure of a market to develop for the old notes and the exchange notes could affect the liquidity and value of the old notes and the exchange notes.

        An active market may not develop for the exchange notes when issued. There can be no assurance as to the liquidity of any market that may develop for the exchange notes. If an active market does not develop, the market price and liquidity of the exchange notes may be adversely affected.

        The liquidity of the trading market, if any, and future trading prices of the exchange notes will depend on, and may be adversely affected by unfavorable changes in, many factors, including, among other things, the number of holders thereof, prevailing interest rates, our operating results, financial performance and prospects, the interest of securities dealers in making a market in the notes and the exchange notes, the market for similar securities and the overall securities market. Historically, the market for high-yield debt has been subject to disruptions that have caused substantial fluctuations in the prices of these securities. The market for the exchange notes may be subject to similar disruptions. Any such disruptions may adversely affect the value of the exchange notes.

        We do not intend to apply for listing of the exchange notes on any securities exchange or for quotation of the exchange notes in any automated dealer quotation system.

There are restrictions on transfers of the old notes.

        We relied upon an exemption from registration under the Securities Act and applicable state securities laws in offering the old notes. As a result you may offer or resell the old notes only in a transaction registered under or exempt from the registration requirements of the Securities Act and applicable state securities laws. It is your obligation to ensure that your offers and sales of the old notes comply with applicable securities laws. We are required to commence this exchange offer for the old notes, or to register sales of the new notes under the Securities Act, within certain time periods as described in "Description of the Notes—Registered Exchange Offer; Registration Rights." Although we are required to file an exchange offer registration statement for the old notes, the SEC has broad discretion to determine whether any registration statement will be declared effective and may delay or deny the effectiveness of any registration statement filed by us for a variety of reasons. Any such delay or denial by the SEC may obligate us to pay additional interest under the terms of the notes, which may adversely affect our financial results. There can be no assurance that we will have funds available to pay any such additional interest.

An adverse rating of the notes may cause their trading price to fall.

        If a rating agency rates the notes, it may assign a rating that is lower than the ratings assigned to our other debt. Rating agencies also may lower ratings on the notes or our other debt in the future. If rating agencies assign a lower-than-expected rating or reduce, or indicate that they may reduce, their ratings of our debt in the future, the trading price of the notes could significantly decline.

The Exchange Offer

Purpose and Effect of the Exchange Offer

        The old notes were originally sold by our predecessor, Affinity Group, Inc., in a private offering on November 30, 2010, which we refer to as the issue date, to Jefferies & Company, Inc. and Moelis & Company LLC, as the initial purchasers, with further distribution permitted only to qualified institutional buyers in reliance on Rule 144A and Regulation S of the Securities Act. In connection with the private offering of the old notes, we and the initial purchasers entered into the registration rights agreement. The registration rights agreement requires us, at our cost, to:

  •
  within 180 days after November 30, 2010, file a registration statement on an appropriate registration form (the "Exchange Offer Registration Statement") with respect to a registered offer to exchange the Registrable Notes (as defined below) for the Company's notes (the "exchange notes") that are guaranteed on a senior secured basis by the guarantors, if any, of the Registerable Notes and the exchange notes will have terms substantially identical in all material respects to the Registrable Notes (except that the exchange notes will not contain terms with respect to transfer restrictions and additional interest in the event we have failed to have file the Exchange Offer Registration Statement or have it declared effective with the time periods specified in the registrations rights agreement);

  •
  use our best efforts to cause the Exchange Offer Registration Statement to be declared effective under the Securities Act within 270 days after November 30, 2010 (the "Effectiveness Date"); and

  •
  use our best efforts to cause the exchange offer to be consummated within 30 days of the Effectiveness Date.

        Upon this registration statement being declared effective, the Company will offer the exchange notes (and the related guarantees, if any) in exchange for surrender of the Registrable Notes (and the related guarantees, if any). We will use our best efforts to keep the exchange offer open for not less than 20 business days (or longer if required by applicable law) after the date notice of the exchange offer is mailed to the holders of Registrable Notes. For each of the Registrable Notes surrendered pursuant to the exchange offer, the holder who surrendered such Registrable Note will receive an exchange note having a principal amount equal to that of the surrendered Registrable Note. Interest on each exchange note will accrue (A) from the later of (x) the last interest payment date on which interest was paid on the Registrable Note surrendered in exchange therefor, or (y) if the Registrable Note is exchanged for an exchange note after the record date for an interest payment date to occur on or after the date of such exchange, such interest payment date; or (B) if no interest has been paid on such Registrable Note, from November 30, 2010.

        For the purposes of the registration rights agreement, "Registrable Notes" means each:

  (1)
  old note, until the earliest to occur of:

  (a)
  the date on which such old note is exchanged in the Exchange Offer for an exchange note which is entitled to be resold to the public by the holder thereof without complying with the prospectus delivery requirements of the Securities Act;

  (b)
  the date on which such old note has been disposed of in accordance with a Shelf Registration Statement (as defined below); and

  (c)
  the date on which such old note is distributed to the public pursuant to Rule 144 under the Securities Act; and

  (2)
  exchange note held by a participating broker-dealer (as defined below) until the date on which such exchange note is disposed of by a participating broker-dealer pursuant to the "Plan of Distribution" contemplated by this registration statement (including the delivery of the prospectus contained therein).

        Under existing interpretations of the SEC contained in several no-action letters to third parties, the exchange notes (and the related guarantees, if any) will be freely transferable by holders thereof (other than Affiliates of the Company) after the exchange offer without further registration under the Securities Act. Each holder that wishes to exchange its Registrable Notes for exchange notes will be required to represent in a letter of transmittal:

  •
  that any exchange notes to be received by it will be acquired in the ordinary course of its business;

  •
  that at the time of the commencement and consummation of the Exchange Offer it has no arrangement or understanding with any person to participate in a distribution (within the meaning of Securities Act) of the exchange notes in violation of the Securities Act;

  •
  that if such holder is an "affiliate" (as defined in Rule 405 promulgated under the Securities Act) of the Company, it will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable to it;

  •
  if such holder is not a broker-dealer, that it is not engaged in, and does not intend to engage in, the distribution of the exchange notes; and

  •
  if such holder is a broker-dealer (a "participating broker-dealer") that will receive exchange notes for its own account in exchange for Registrable Notes that were acquired as a result of market-making or other trading activities and that it will deliver a prospectus in connection with any resale of such exchange notes.

        As noted above, based upon existing interpretations of the staff of the Commission described in several no-action letters to other issuers regarding similar exchange offers, we believe the exchange notes generally would be freely tradable by you after this exchange offer without further registration under the Securities Act. We have not asked the Commission, however, to consider this particular exchange offer in the context of a no-action letter. Therefore, you cannot be sure that the Commission will treat this exchange offer in the same way it has treated other exchange offers in the past. If our belief is wrong, you could incur liabilities under the Securities Act. We do not assume or indemnify you against any loss incurred as a result of liabilities under the Securities Act.

        We have agreed to make available, during the period required by the Securities Act, a prospectus meeting the requirements of the Securities Act for use by participating broker-dealers and other Persons, if any, with similar prospectus delivery requirements for use in connection with any resale of exchange notes.

        If:

  •
  prior to the consummation of the exchange offer, the holders of a majority in aggregate principal amount of Registrable Notes determine in their reasonable judgment that (A) the exchange notes would not, upon receipt, be tradeable by the holders thereof without restriction under the Securities Act and the Exchange Act and without material restrictions under applicable Blue Sky or state securities laws or (B) the interests of the holders under the registration rights agreement, taken as a whole, would be materially adversely affected by the consummation of the exchange offer;

  •
  any change in law or applicable interpretations of the staff of the SEC would not permit the consummation of the exchange offer prior to the Effectiveness Date;

  •
  the exchange offer is not consummated within 30 days from the date on which this registration statement is declared effective;

  •
  in the case of (A) any holder not permitted by applicable law or SEC policy to participate in the exchange offer, (B) any holder participating in the exchange offer that receives exchange notes that may not be sold without restriction under state and federal securities laws (other than due solely to the status of such holder as an Affiliate of the Company) or (C) any broker-dealer that holds Registrable Notes acquired directly from the Company or any of its Affiliates and, in each such case contemplated by this clause, such holder notifies the Company within six months of consummation of the exchange offer; or

  •
  in certain circumstances, certain holders of unregistered exchange notes so request,

then in each case, the Company will (x) promptly deliver to the holders of those notes and the Trustee written notice thereof and (y) use its best efforts to file a shelf registration statement covering resales of the applicable notes (the "shelf registration statement") within 30 days, use its best efforts to cause the shelf registration statement to be declared effective by the SEC within 90 days, and use its best efforts to keep effective the shelf registration statement until two years after November 30, 2010 or such shorter period ending when (i) all of the applicable Registrable Notes have been sold thereunder, (ii) a subsequent shelf registration statement covering all of the Registrable Notes covered by and not sold under the initial shelf registration statement or an earlier subsequent shelf registration statement has been declared effective under the Securities Act or (iii) there cease to be any outstanding Registrable Notes.

        We will, in the event that a shelf registration statement is filed, provide to each holder of Registrable Notes copies of the prospectus that is a part of the shelf registration statement, notify each such holder when the shelf registration statement for those notes has become effective and take certain other actions as are required to permit unrestricted resales of those notes. A holder of notes that sells notes pursuant to the shelf registration statement will be required to be named as a selling security holder in the related prospectus and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales and will be bound by the provisions of the registration rights agreement that are applicable to such a holder (including certain indemnification rights and obligations).

        If the Company defaults on its registration obligations described above, then additional interest will accrue on the principal amount of the old notes at a rate of 0.25% per annum for the first 90 days immediately following the date of such default. The additional interest rate will increase by an additional 0.25% per annum at the beginning of each subsequent 90-day period, but the amount of additional interest accruing will not exceed 1.0% per annum, and the additional interest will, upon the Company's cure of such default, cease to accrue. Additional interest will not accrue at any particular time with respect to more than one default. Any amounts of additional interest that have accrued will be payable in cash on the same original interest payment dates for the Notes.

        We do not intend to apply for listing of the exchange notes on any securities exchange or to seek approval for quotation of the exchange notes through an automated quotation system. Accordingly, there can be no assurance that an active market will develop upon completion of this exchange offer or, if developed, that such market will be sustained, or as to the liquidity of any market.

        The above summary highlights the material provisions of the registration rights agreement, but does not restate that agreement in its entirety. We urge you to review all of the provisions of the registration rights agreement, because it, and not this summary description, defines your rights as holders to exchange your old notes for exchange notes. A copy of the registration rights agreement has been filed as an exhibit to the registration statement of which this prospectus is a part.

Terms of the Exchange Offer

        This prospectus and the accompanying letter of transmittal contain the terms and conditions for this exchange offer. Upon the terms and subject to the conditions set forth in this prospectus and in the accompanying letter of transmittal, we will accept for exchange all old notes which are properly tendered and not withdrawn on or prior to 5:00 p.m., New York City time, on the expiration date. After authentication of the exchange notes by the trustee or an authentication agent, we will issue and deliver $1,000 principal amount of exchange notes in exchange for each $1,000 principal amount of outstanding old notes accepted in this exchange offer. You may tender some or all of your old notes in this exchange offer in a minimum denomination of $2,000 and integral multiples of $1,000 in excess thereof.

        The exchange notes are identical in all material respects to the old notes, except that:

  (1)
  the offering of the exchange notes has been registered under the Securities Act;

  (2)
  the exchange notes will not be subject to transfer restrictions or registration rights; and

  (3)
  certain provisions relating to the payment of additional interest in connection with a default under the registration rights agreement will be eliminated.

        The exchange notes will evidence the same debt as the old notes which they replace and be governed by the same indenture.

        As of the date of this prospectus, $333,000,000 aggregate principal amount of the old notes is outstanding. In connection with the issuance of the old notes, arrangements were made for the old notes to be issued and transferable in book-entry form through the facilities of the Depositary Trust Company, New York, New York, acting as a depositary, which we refer to as DTC. The exchange notes will also be issuable and transferable in book-entry form through DTC.

        This prospectus, together with the accompanying letter of transmittal, is initially being sent to all registered holders of the old notes as of the close of business on date shown at the bottom of the front cover of this prospectus. This exchange offer is not conditioned upon any minimum aggregate principal amount of old notes being tendered. However, our obligation to accept old notes for exchange pursuant to this exchange offer is subject to certain customary conditions that we describe under "The Exchange Offer—Conditions to the Exchange Offer" below.

        We shall be deemed to have accepted validly tendered old notes when, as and if we have given oral or written notice thereof to the exchange agent. The exchange agent will act as agent for the tendering holders for the purpose of receiving exchange notes from us and delivering exchange notes to such holders.

        If any tendered old notes are not accepted for exchange because of an invalid tender or the occurrence of certain other events set forth herein, certificates for any such unaccepted old notes will be returned, at our cost, to the tendering holder thereof promptly after the expiration date.

        Holders who tender old notes in this exchange offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of old notes pursuant to this exchange offer. We will pay all charges and expenses, other than certain applicable taxes, in connection with this exchange offer. See "The Exchange Offer—Solicitation of Tenders; Fees and Expenses" below for more detailed information regarding the expenses of this exchange offer.

        By executing or otherwise becoming bound by the letter of transmittal, you will be making the representations described under "The Exchange Offer—Procedures for Tendering" below.

Expiration Date; Extensions; Amendments

        The term "expiration date" shall mean 5:00 p.m., New York City time, on August 26, 2011 unless we, in our sole discretion, extend this exchange offer, in which case the term "expiration date" shall mean the latest date to which this exchange offer is extended.

        We expressly reserve the right, at any time, to extend the period of time during which this exchange offer is open, and thereby delay acceptance of any old notes, by giving oral or written notice of such extension to the exchange agent and notice of such extension by timely public announcement to the holders as described below. During any such extension, all old notes previously tendered will remain subject to this exchange offer and may be accepted for exchange by us. Any old notes not accepted for exchange for any reason will be returned without expense to the tendering holder thereof promptly after the expiration or termination of this exchange offer.

        We expressly reserve the right to amend or terminate this exchange offer, and not to accept for exchange any old notes that we have not yet accepted for exchange, if any of the conditions set forth herein under "The Exchange Offer—Conditions to the Exchange Offer" shall have occurred and shall not have been waived by us, if such conditions are permitted to be waived by us, prior to the expiration date.

        We will give oral or written notice of any such extension, amendment, termination or non-acceptance described above to holders of the old notes no later than 9:00 a.m., New York City time, on the next business day after the expiration date. If this exchange offer is amended in a manner determined by us to constitute a material change, we will promptly disclose such amendment in a manner reasonably calculated to inform the holders of the old notes of such amendment, and we will extend this exchange offer for a period of up to 10 business days, depending upon the significance of the amendment and the manner of disclosure to the registered holders, if this exchange offer would otherwise expire during such period.

        Without limiting the manner in which we may choose to make public announcements of any extension, amendment, termination or non-acceptance of this exchange offer, and subject to applicable law, we will have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a timely release to the Dow Jones News Service.

Interest on the Exchange Notes

        Interest on the exchange notes will accrue from the last interest payment date on which interest was paid on the old notes surrendered in exchange therefor or if the old note is exchanged for an exchange note after the record date for an interest payment date to occur on or after the date of such exchange, such interest payment date, or if no interest has been paid on the old notes, from the issue date of the old notes. Interest on the exchange notes will be payable semiannually on June 1 and December 1 of each year, commencing June 1, 2011.

Conditions to the Exchange Offer

        Notwithstanding any other term of this exchange offer, we may terminate or amend this exchange offer as provided herein prior to the expiration date if, in our judgment, any of the following conditions has occurred or exists or has not been satisfied:

  (1)
  this exchange offer, or the making of any exchange by a holder, violates any applicable policy of the Commission; or

  (2)
  this exchange offer, or the making of any exchange by a holder violates any applicable law.

        If we determine that we may terminate this exchange offer for any of the reasons set forth above, we may:

  (1)
  refuse to accept any old notes and return any old notes that have been tendered to the tendering holders thereof;

  (2)
  extend this exchange offer and retain all old notes tendered prior to the expiration date of this exchange offer, subject to the rights of such holders of tendered old notes to withdraw their tendered old notes; or

  (3)
  except with respect to violations of any applicable interpretations of the staff of the Commission, waive such termination event with respect to this exchange offer and accept all properly tendered old notes that have not been withdrawn. If such waiver constitutes a material change in this exchange offer, we will disclose such change by means of a supplement to this prospectus that will be distributed to each registered holder.

        The above conditions are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to such condition. Our failure at any time to exercise the foregoing rights shall not be deemed to be a waiver by us of any such right and each such right shall be deemed an ongoing right which may be asserted at any time before the expiration date.

Procedures for Tendering

Book-Entry Interests

        The old notes were issued as global securities in fully registered form without interest coupons. Beneficial interests in the global securities held by direct or indirect participants in DTC are shown on, and transfers of these interests are effected only through, records maintained in book-entry form by DTC with respect to its participants.

        If you hold your old notes in the form of book-entry interests and you wish to tender your old notes for exchange pursuant to this exchange offer, you must transmit to the exchange agent on or prior to the expiration date either:

  (1)
  a written or facsimile copy of a properly completed and duly executed letter of transmittal, including all other documents required by such letter of transmittal, to the address set forth below under "The Exchange Offer—Exchange Agent;" or

  (2)
  a computer-generated message transmitted by means of DTC's Automated Tender Offer Program system and received by the exchange agent and forming a part of a confirmation of book-entry transfer, in which you acknowledge and agree to be bound by the terms of the letter of transmittal.

        In addition, in order to deliver old notes held in the form of book-entry interests:

  (1)
  a timely confirmation of book-entry transfer of such old notes into the exchange agent's account at DTC pursuant to the procedure for book-entry transfers described below under "The Exchange Offer—Book-Entry Transfer" must be received by the exchange agent prior to the expiration date; or

  (2)
  you must comply with the guaranteed delivery procedures described below.

        The method of delivery of old notes and the letter of transmittal for your old notes and all other required documents to the exchange agent is at your election and risk. Instead of delivery by mail, we recommend that you use an overnight or hand delivery service. In all cases, sufficient time should be allowed to assure delivery to the exchange agent before the expiration date. You should not send the letter of transmittal or old notes to us. You may request your broker, dealer, commercial bank, trust company, or nominee to effect the above transactions for you.

Certificated Old Notes

        Only registered holders of certificated old notes, if any, may tender those notes in this exchange offer. If your old notes are certificated notes and you wish to tender those notes for exchange pursuant to this exchange offer, you must transmit to the exchange agent on or prior to the expiration date a written or facsimile copy of a properly completed and duly executed letter of transmittal, including all other required documents, to the address set forth below under "The Exchange Offer—Exchange Agent." In addition, in order to validly tender your certificated old notes:

  (1)
  the certificates representing your old notes must be received by the exchange agent prior to the expiration date; or

  (2)
  you must comply with the guaranteed delivery procedures described below.

Procedures Applicable to All Holders

        If you tender an old note and you do not withdraw the tender prior to the expiration date, you will have made an agreement with us in accordance with the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal.

        If your old notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender your old notes, you should contact the registered holder promptly and instruct the registered holder to tender on your behalf. If you wish to tender on your own behalf, prior to completing and executing the letter of transmittal and delivering your old notes, you must either make appropriate arrangements to register ownership of the old notes in your name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time.

        Signatures on a letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United states or an "eligible guarantor institution" within the meaning of Rule 17Ad-15 under the Exchange Act, (each of which we refer to as an eligible institution), that is a participant in the Securities Transfer Agents Medallion Program, the NYSE Medallion Program or the Stock Exchanges Medallion Program unless old notes tendered in this exchange offer are tendered either

  (1)
  by a registered holder who has not completed the box entitled "Special Registration Instructions" or "Special Delivery Instructions" on the holder's letter of transmittal, or

  (2)
  for the account of an eligible institution.

        If the letter of transmittal is signed by a person other than the registered holder of old notes, such old notes must be endorsed or accompanied by appropriate bond powers which authorize such person to tender the old notes on behalf of the registered holder, in either case signed as the name of the registered holder or holders appears on the old notes.

        If the letter of transmittal or any old notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, those persons should so indicate when signing. Unless we waive this requirement, in this instance you must submit with the letter of transmittal proper evidence satisfactory to us of their authority to act on your behalf.

        We will determine, in our sole discretion, all questions regarding the validity, form, eligibility, including time of receipt, acceptance and withdrawal of tendered old notes. This determination will be final and binding. We reserve the absolute right to reject any and all old notes not properly tendered or any old notes our acceptance of which would, in our judgment or the judgment of our counsel, be unlawful. We also reserve the right to waive any defects, irregularities or conditions of tender as to particular old notes. Our interpretation of the terms and conditions of this exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties.

        You must cure any defects or irregularities in connection with tender of your old notes within the time period we will determine unless we waive that defect or irregularity. Although we intend to notify you of defects or irregularities with respect to your tender of old notes, neither we, the exchange agent nor any other person shall be under any duty to give notification of any defect or irregularity with respect to tenders of old notes, nor shall any of them incur any liability for failure to give such notification. Your tender will not be deemed to have been made and your old notes will be returned to you if:

  (1)
  you improperly tender your old notes;

  (2)
  you have not cured any defects or irregularities in your tender; and

  (3)
  we have not waived those defects, irregularities or improper tender.

        The exchange agent will return your old notes promptly following the expiration of this exchange offer.

        In addition, we reserve the right in our sole discretion to:

  (1)
  purchase or make offers for, or offer registered notes for, any old notes that remain outstanding subsequent to the expiration of this exchange offer;

  (2)
  terminate this exchange offer; and

  (3)
  to the extent permitted by applicable law, purchase old notes in the open market, in privately negotiated transactions or otherwise.

        The terms of any of these purchases or offers could differ from the terms of this exchange offer.

        In all cases, issuance of exchange notes for old notes that are accepted for exchange in this exchange offer will be made only after timely receipt by the exchange agent of certificates for your old notes or a timely book-entry confirmation of your old notes into the exchange agent's account at DTC, a properly completed and duly executed letter of transmittal, or a computer-generated message instead of the letter of transmittal, and all other required documents. If any tendered old notes are not accepted for any reason set forth in the terms and conditions of this exchange offer or if old notes are submitted for a greater principal amount than you desire to exchange, the unaccepted or non-exchanged old notes, or old notes in substitution for those notes, will be returned without expense to you. In addition, in the case of old notes tendered by book-entry transfer into the exchange agent's account at DTC pursuant to the book-entry transfer procedures described below, the non-exchanged old notes will be credited to your account maintained with DTC promptly after the expiration or termination of this exchange offer.

        Each broker-dealer that receives exchange notes for its own account in exchange for old notes, where such old notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. See "Plan of Distribution."

Guaranteed Delivery Procedures

        If you are a registered holder of old notes and you wish to tender such old notes but your old notes are not immediately available, or time will not permit your old notes or other required documents to reach the exchange agent before the expiration date, or the procedure for book-entry transfer cannot be completed on a timely basis, you may effect a tender if:

  (1)
  you tender through an eligible institution;

  (2)
  on or prior to 5:00 p.m., New York City time, on the expiration date, the exchange agent receives from an eligible institution a written or facsimile copy of a properly completed and duly executed letter of transmittal and notice of guaranteed delivery, substantially in the form provided by us; and

  (3)
  the certificates for all certificated old notes, in proper form for transfer, or a book-entry confirmation, and all other documents required by the letter of transmittal, are received by the exchange agent within three New York Stock Exchange trading days after the expiration date.

        The notice of guaranteed delivery may be sent by facsimile transmission, mail or hand delivery. The notice of guaranteed delivery must set forth:

  (1)
  your name and address;

  (2)
  the certificate number(s) of the old notes and the amount of old notes you are tendering; and

  (3)
  a statement that your tender is being made by the notice of guaranteed delivery and that you guarantee that within three New York Stock Exchange trading days after the expiration date, the eligible institution will deliver the following documents to the exchange agent:

  (A)
  the certificates for all certificated old notes being tendered, in proper form for transfer or a book-entry confirmation of tender,

    (B)
    a written or facsimile copy of the letter of transmittal, or a book-entry confirmation instead of the letter of transmittal; and

    (C)
    any other documents required by the letter of transmittal.

Book-Entry Transfer

        The exchange agent will establish an account with respect to the book-entry interests at DTC for purposes of this exchange offer promptly after the date of this prospectus. You must deliver your book-entry interest by book-entry transfer to the applicable account maintained by the exchange agent at DTC. Any financial institution that is a participant in DTC's systems may make book-entry delivery of book-entry interests by causing DTC to transfer the book-entry interests into the exchange agent's applicable account at DTC in accordance with DTC's procedures for transfer.

Withdrawal Rights

        You may withdraw tenders of your old notes at any time prior to 5:00 p.m., New York City time, on the expiration date.

        For your withdrawal to be effective, the exchange agent must receive a written or facsimile transmission notice of withdrawal at its address set forth below under "The Exchange Offer—Exchange Agent" prior to 5:00 p.m., New York City time, on the expiration date.

        The notice of withdrawal must:

  (1)
  specify the name of the person having deposited the old notes to be withdrawn;

  (2)
  identify the old notes to be withdrawn, including the certificate number or numbers and principal amount of such old notes or, in the case of old notes transferred by book-entry transfer, the name and number of the account at DTC to be credited;

  (3)
  be signed by the depositor in the same manner as the original signature on the letter of transmittal by which such old notes were tendered, including any required signature guarantee, or be accompanied by documents of transfer sufficient to permit the registrar with respect to the old notes to register the transfer of such old notes into the name of the depositor withdrawing the tender; and

  (4)
  specify the name in which any such old notes are to be registered, if different from that of the depositor.

        We will determine all questions regarding the validity, form and eligibility, including time of receipt, of withdrawal notices. Our determination will be final and binding on all parties. Any old notes withdrawn will be deemed not to have been validly tendered for exchange for purposes of this exchange offer. Any old notes which have been tendered for exchange but which are not exchanged for any reason will be returned to you without cost promptly following withdrawal, rejection of tender or termination of this exchange offer. Properly withdrawn old notes may be retendered by following one of the procedures described under "The Exchange Offer—Procedures for Tendering" above at any time on or prior to 5:00 p.m., New York City time, on the expiration date.

Exchange Agent

        The Bank of New York Mellon Trust Company, N.A., the trustee under the indenture, has been appointed as exchange agent for this exchange offer. All executed letters of transmittal should be directed to the exchange agent at one of the addresses set forth below. In such capacity, the exchange agent has no fiduciary duties and will be acting solely on the basis of our directions. Questions, requests for assistance and requests for additional copies of this prospectus or of the letter of transmittal should be directed to the exchange agent addressed as follows:

By Mail or Overnight Delivery:	Telephone Transactions:	By Hand:
(Eligible Institutions Only)
Bank of New York Corporation Corporate Trust—Reorganization Unit 101 Barclay Street—7 East New York, NY 10286 Attn: William Buckley	To Confirm by Telephone or for Information Call: (212) 815-5788 For facsimile transactions: (212) 298-1915	Bank of New York Corporation Corporate Trust—Reorganization Unit 101 Barclay Street—7 East New York, NY 10286 Attn: William Buckley

        Delivery to an address or facsimile number other than those listed above will not constitute a valid delivery.

Solicitation of Tenders; Fees and Expenses

        We will pay all expenses of soliciting tenders pursuant to this exchange offer. The principal solicitation pursuant to this exchange offer is being made by mail. Additional solicitations may be made by our officers and employees and our affiliates in person, by telephone or facsimile.

        We have not retained any dealer-manager in connection with this exchange offer and will not make any payments to broker, dealers or other persons soliciting acceptances of this exchange offer. We will pay, however, the exchange agent reasonable and customary fees for its services and will reimburse the exchange agent for its reasonable out-of-pocket costs and expenses in connection therewith and will indemnify the exchange agent for all losses and claims incurred by it as a result of this exchange offer.

        We may also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of this prospectus, letters of transmittal and related documents to the beneficial owners of the old notes and in handling or forwarding tenders for exchange.

        The expenses to be incurred in connection with this exchange offer, including fees and expenses of the exchange agent and trustee and accounting and legal fees and printing costs, will be paid by us.

        We will pay all transfer taxes, if any, applicable to the exchange of old notes pursuant to this exchange offer. However, if certificates representing exchange notes or old notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be registered or issued in the name of, any person other than the registered holder of the old notes tendered, or if tendered old notes are registered in the name of any person other than the person signing the letter of transmittal, or if the transfer tax is imposed for any reason other than the exchange of old notes pursuant to this exchange offer, then the amount of any such transfer taxes, whether imposed on the registered holder or any other persons, will be payable by the tendering holder. If satisfactory evidence of payment of such taxes or exemption therefrom is not submitted with the letter of transmittal, the amount of such transfer taxes will be billed by us directly to such tendering holder.

Consequences of Failure to Exchange

        As a result of the making of, and upon acceptance for exchange of all validly tendered old notes pursuant to the terms of, this exchange offer, we will have fulfilled a covenant contained in the registration rights agreement. Following the consummation of this exchange offer, old notes that are not tendered or are tendered but not accepted will continue to be subject to provisions in the indenture regarding the transfer and exchange of the old notes and the existing restrictions on transfer set forth in the legend on the old notes and in the offering memorandum dated November 15, 2010 relating to the old notes. Accordingly, such old notes may be resold only:

  (1)
  to us;

  (2)
  pursuant to a registration statement which has been declared effective under the Securities Act;

  (3)
  in the United States to qualified institutional buyers within the meaning of Rule 144A in reliance upon the exemption from the registration requirements of the Securities Act provided by Rule 144A;

  (4)
  in the United States to Institutional Accredited Investors, as defined in Rule 502(a)(1), (2), (3) or (7) promulgated under the Securities Act, in transactions exempt from the registration requirements of the Securities Act; or

  (5)
  pursuant to any other available exemption from the registration requirements under the Securities Act and applicable state securities laws.

        Except as required by the registration rights agreement, we do not intend to register resales of the old notes under the Securities Act. To the extent that old notes are tendered and accepted in this exchange offer, the liquidity of the trading market for untendered old notes could be adversely affected.

Accounting Treatment

        The exchange notes will be recorded at the same carrying value as the old notes, as reflected in our accounting records on the date of the exchange. Accordingly, no gain or loss for accounting purposes will be recognized by us as a result of the consummation of this exchange offer. The expenses of this exchange offer will be amortized by us over the term of the exchange notes.

Use of Proceeds

        This exchange offer is intended to satisfy our obligations under the registration rights agreement entered into in connection with the issuance of the old notes. We will not receive any cash proceeds from the issuance of the exchange notes in this exchange offer. In consideration for issuing the exchange notes as contemplated by this prospectus, we will receive the old notes in like principal amount. The old notes surrendered in exchange for the exchange notes will be retired and canceled and cannot be reissued. Accordingly, the issuance of the exchange notes will not result in any increase in our indebtedness or capital stock.

        The net proceeds from the old notes issued on November 30, 2010 were used to refinance substantially all of our debt, which involved the prepayment and termination of the our then senior secured credit facility and the redemption, repurchase, acquisition for value and satisfaction and discharge of all of our then outstanding 9% senior subordinated notes due 2012. In addition, a portion of the proceeds from the issuance of the old notes was used to make a distribution to our parent company, AGHI, of approximately $20 million, which AGHI used, together with other funds contributed to AGHI, to redeem, repurchase or otherwise acquire for value and satisfy and discharge AGHI's then outstanding 10 7/8% senior notes due 2012. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Contractual Obligations and Commercial Commitments."

 Capitalization

        This table sets forth our cash and cash equivalents, total debt and total stockholder's deficit as of March 31, 2011. You should read this table together with the sections of this prospectus entitled "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Selected Historical Consolidated Financial Data," as well as our consolidated financial statements and related notes thereto included in this prospectus.

As of March 31, 2011
Cash and cash equivalents	$25,957
Debt:
11.50% Senior Serured Notes due 2016, net of original issue discount	326,290
CW Credit Facility(1)	10,942

Total Debt	337,232
Total stockholders' deficit	(254,766)

Total capitalization	$82,466

(Dollars in thousands)

(1)
Our CW Credit Facility provides for borrowings of up to $20 million and letters of credit in an aggregate amount of no less than $5 million and no more than $10 million depending on the extent to which actual borrowings under the CW Credit Facility exceed $15 million so that the letter of credit sublimit is reduced dollar for dollar by the amount that the actual borrowings exceed $15 million. As of March 31, 2011, we had commercial and standby letters of credit in the aggregate amount of $6.6 million outstanding. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Contractual Obligations and Commercial Commitments—CW Credit Facility."

Selected Historical Consolidated Financial Data

        The following table presents our selected financial data as of and for the periods indicated below. The statement of operations and cash flow data for the years ended December 31, 2010, 2009, 2008, 2007 and 2006 and the balance sheet data as of December 31, 2010, 2009, 2008, 2007 and 2006 were derived from our audited financial statements included elsewhere in this prospectus or previously filed in our Annual Reports on Form 10-K. Information related to the three month periods ended March 31, 2011 and 2010 and balance sheet data as of March 31, 2011 and 2010 was derived from the Company's unaudited consolidated financial statements and in the opinion of management, included all adjustments of a normal recurring nature necessary to present fairly the financial position and results of operations for the interim periods. This information is only a summary and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Capitalization" and our consolidated financial statements and the notes thereto included elsewhere in this prospectus.

	Years Ended December 31,					Three Months Ended March 31,
	2010	2009	2008	2007	2006	2011	2010
Statement of Operations Data:
REVENUES:
Membership services	$146,274	$142,147	$152,643	$149,937	$137,394	$35,234	$37,074
Media	53,844	59,061	82,424	90,537	86,742	15,386	14,683
Retail	270,551	270,573	291,070	321,730	290,422	53,947	54,177

	470,669	471,781	526,137	562,204	514,558	104,567	105,934
COSTS APPLICABLE TO REVENUES:
Membership services	85,211	84,826	90,758	94,840	87,407	19,641	20,076
Media	40,584	46,079	61,126	62,258	58,302	11,849	11,626
Retail	157,574	164,510	170,911	194,940	175,015	31,391	32,229

	283,369	295,415	322,795	352,038	320,724	62,881	63,931
GROSS PROFIT	187,300	176,366	203,342	210,166	193,834	41,686	42,003
OPERATING EXPENSES:
Selling, general and administrative	126,577	128,917	142,757	145,556	133,129	29,877	30,167
Restructuring charge	—	—	—	—	93	—	—
Goodwill impairment	—	46,884	47,601	—	—	—	—
Impairment of investment in affiliate	—	—	81,005	—	—	—	—
Financing expense	14,364	2,607	—	—	—	(19)	7,086
Depreciation and amortization	18,536	21,076	19,798	18,948	18,656	4,222	4,828

	159,477	199,484	291,161	164,504	151,878	34,080	42,081

INCOME(LOSS) FROM OPERATIONS	27,823	(23,118)	(87,819)	45,662	41,956	7,606	(78)
NON-OPERATING ITEMS:
Interest expense, net	(38,732)	(30,356)	(23,649)	(24,227)	(24,593)	(11,173)	(9,155)
Gain (loss) on derivative instrument(1)	(6,680)	745	(2,394)	—	—	846	(376)
Gain (loss) on debt restructure	(2,678)	4,678	—	(775)	(835)	—	—
Other non-operating income (expense), net	1	(1,263)	(323)	(149)	9	222	25

	(48,089)	(26,196)	(26,366)	(25,151)	(25,419)	(10,105)	(9,506)

INCOME(LOSS) FROM OPERATIONS
BEFORE INCOME TAXES	(20,266)	(49,314)	(114,185)	20,511	16,537	(2,499)	(9,584)
INCOME TAX BENEFIT (EXPENSE)(2)	1,493	10,366	2,213	(1,583)	(22,268)	(94)	(143)

NET (LOSS) INCOME	$(18,773)	$(38,948)	$(111,972)	$18,928	$(5,731)	$(2,593)	$(9,727)

(Dollars in thousands)

	Years Ended December 31,					As of March 31,
	2010	2009	2008	2007	2006	2011	2010
Balance Sheet Data (at period end):
Working capital (deficiency)	$10,644	$(7,609)	$(10,494)	$(21,064)	$(34,983)	$14,787	$(4,886)
Total assets	222,018	221,569	294,352	421,611	408,008	237,419	210,764
Deferred revenues and gains(3)	90,389	96,335	96,424	104,390	100,089	88,234	90,919
Total debt	332,231	278,414	292,146	287,173	285,155	337,232	288,498
Total stockholders' deficit	(252,173)	(221,525)	(186,514)	(66,910)	(75,383)	(254,766)	(233,900)
(Dollars in thousands)

(1)
The 2010 loss on derivative instrument was due to the $100.0 million and $20.0 million interest rate swap agreements no longer meeting the requirements for hedge accounting as the Company replaced its variable rate debt with fixed rate debt on December 1, 2010 and reclassed the amounts recorded in Other Comprehensive Loss to earnings. The 2009 gain on derivative instrument is due to the change in value of the $35.0 million interest rate swap agreement effective April 30, 2008, and $20.0 million of the $100.0 million interest rate swap agreement effective October 15, 2007. The 2008 loss on derivative instrument relates solely to the change in value of the $35.0 million interest rate swap.

(2)
Effective January 1, 2006, the Company changed its tax status from a Subchapter C corporation to a Subchapter S corporation, upon receiving approval from the Internal Revenue Service. The election to change included the Company and all its subsidiaries, with the exception of Camping World, Inc. and its wholly-owned subsidiaries, which remained Subchapter C Corporations. As a result of the change in tax status, all deferred tax accounts of the Company, excluding Camping World and its wholly-owned subsidiaries, were revalued to account for the lower tax rates applicable to the Subchapter S corporation status and such reduction was charged to income tax expense for the year end December 31, 2006.

(3)
Deferred revenues represent cash received by us in advance of the recognition of revenues in accordance with accounting principles generally accepted in the United States. Deferred revenues primarily reflect club membership dues, annual ERS fees, advances on third party credit card fee revenues and publication subscriptions. These revenues are recognized at the time the goods or services are provided or over the membership period, which averages approximately 17 months. The deferred revenue balance for December 31, 2010, 2009, 2008, 2007, and 2006 and March 31, 2011 and 2010 also include deferred gains of $7.9 million, $8.4 million, $8.9 million, $9.3 million, $9.8 million, $7.8 million and $8.3 million respectively, from the real estate sale-leaseback transactions which occurred in December 2001.

Management's Discussion and Analysis of Financial Condition and
Results of Operations

        The following discussion and analysis should be read in conjunction with the "Selected Historical Consolidated Financial Data" and our consolidated financial statements and related notes thereto included elsewhere in this prospectus. The statements in this discussion regarding market condition and outlook, our expectations regarding our future performance, liquidity, capital resources and other non-historical statements are subject to numerous risks and uncertainties, including, but not limited to the risks and uncertainties described under "Risk Factors" and "Cautionary Statement Regarding Forward-Looking Statements." Our actual results may differ materially from those contained in or implied by any forward-looking statements.

Executive Summary

        We are a leading direct marketer, specialty retailer and publisher targeting North American RV owners and outdoor enthusiasts. Our core audience is the estimated 30 million RV enthusiasts in North America and the approximately eight million households in North America that own at least one RV. Our unique business model is based on "affinity marketing," in which our membership club members and retail customers form a receptive audience to which we sell products, services, merchandise and publications targeted to their specific recreational interests. Through our long operating history dating back approximately 75 years, we have built a database of approximately eight million RV enthusiasts who have purchased our products or services, subscribed to our publications or have otherwise indicated an interest in the RV lifestyle. We operate through three complementary business segments that together provide a suite of products and services to the RV and outdoor enthusiast market: (i) membership services, (ii) retail and (iii) media.

        There are approximately 1.7 million dues paying members enrolled in our clubs. We currently have approximately four million in aggregate circulation and approximately 0.7 million paid circulation across our 27 publications. For the fiscal year ended December 31, 2010, our revenue, operating income and net loss were $470.7 million, $27.8 million and $18.8 million, respectively.

        Our products date back to 1936, with the first publication of the Woodall's Campground Directory, followed by publication of Trailer Life magazine in 1941. The Good Sam Club was founded in 1966, the same year that the first Camping World location opened in Bowling Green, Kentucky. The Coast to Coast Club and the Golf Card Club were introduced in 1972 and 1974, respectively.

        On December 23, 1988, our predecessor acquired TL Enterprises, Inc. and Camp Coast to Coast, Inc., for approximately $138.0 million. These entities consisted of the businesses that we have developed into our Good Sam and Coast to Coast membership clubs, our RV-related publications (with the exception of the Woodall's titles) and our subscription-based products and services.

        From 1990 through 1997, we made a number of acquisitions that significantly expanded our scale and presence. In 1990, we acquired Golf Card International, Inc. for approximately $18.0 million. In May 1994, we acquired Woodall Publishing Company, L.P. and Woodall World of Travel, L.P. for approximately $11.5 million. In March 1997, our parent company at the time issued $130.0 million of senior notes and contributed the proceeds to us as a capital contribution. We used the proceeds from that capital contribution to acquire Camping World, Inc. and Ehlert Publishing Group, Inc. for approximately $123.0 million and $22.3 million, respectively.

Results of Operation

        The following tables set forth the components of the statements of operations for the years ended December 31, 2010, 2009, and 2008 and the three months ended March 31, 2011 and 2010 (unaudited) as a percentage of total revenues. The following discussion is based on our Consolidated Financial Statements included elsewhere herein. Our revenues are derived principally from membership services, including club membership dues and marketing fees paid to us for services provided by third parties, from publications, including subscriptions and advertising, and from retail sales.

	Years Ended December 31,			Three Months Ended March 31,
	2010	2009	2008	2011	2010
				(unaudited)
REVENUES:
Membership services	31.1%	30.1%	29.0%	33.7%	35.0%
Media	11.4%	12.5%	15.7%	14.7%	13.9%
Retail	57.5%	57.4%	55.3%	51.6%	51.1%

	100.0%	100.0%	100.0%	100.0%	100.0%
COSTS APPLICABLE TO REVENUES:
Membership services	18.1%	18.0%	17.2%	18.8%	19.0%
Media	8.6%	9.8%	11.6%	11.3%	11.0%
Retail	33.5%	34.8%	32.6%	30.0%	30.3%

	60.2%	62.6%	61.4%	60.1%	60.3%

GROSS PROFIT	39.8%	37.4%	38.6%	39.9%	39.7%
OPERATING EXPENSES:
Selling, general and administrative	26.9%	27.3%	27.1%	28.6%	28.5%
Goodwill impairment	—	9.9%	9.0%	—	—
Impairment of investment in affiliate	—	—	15.4%	—	—
Financing expense	3.1%	0.6%	—	—	6.7%
Depreciation and amortization	3.9%	4.5%	3.8%	4.0%	4.6%

	33.9%	42.3%	55.3%	32.6%	39.8%

INCOME (LOSS) FROM OPERATIONS	5.9%	(4.9)%	(16.7)%	7.3%	(0.1)%
NON-OPERATING ITEMS:
Interest income	0.1%	0.1%	0.1%	0.1%	0.1%
Interest expense	(8.3)%	(6.5)%	(4.5)%	(10.8)%	(8.7)%
Gain (loss) on derivative instrument	(1.4)%	0.2%	(0.5)%	0.8%	(0.4)%
Gain (loss) on debt restructure	(0.6)%	1.0%	—	—	—
Other non-operating (expense) income, net	—	(0.4)%	(0.1)%	0.2%	—

	(10.2)%	(5.6)%	(5.0)%	(9.7)%	(9.0)%

LOSS FROM OPERATIONS BEFORE INCOME TAXES	(4.3)%	(10.5)%	(21.7)%	(2.4)%	(9.1)%
INCOME TAX BENEFIT	0.3%	2.2%	0.4%	(0.1)%	(0.1)%

NET LOSS	(4.0)%	(8.3)%	(21.3)%	(2.5)%	(9.2)%

Three Months Ended March 31, 2011 Compared With Three Months Ended March 31, 2010

Revenues

        Revenues of $104.6 million for the first quarter of 2011 decreased by $1.4 million, or 1.3%, from the comparable period in 2010.

        Membership Services revenues of $35.2 million for the first quarter of 2011 decreased $1.8 million, or 5.0%, from the comparable period in 2010. This revenue decrease was largely attributable to a $2.7 million decrease in vehicle insurance program revenue primarily from the $2.5 million fee received in the first quarter of 2010 as a result of waiving our right of first refusal regarding the sale of the third party partner, a $0.6 million reduction in membership services revenue primarily attributable to a reduction in Good Sam Club memberships, and a $0.3 million reduction in dealer program marketing revenue, partially offset by a $0.9 million quarterly license fee received from FreedomRoads Holding LLC ("FreedomRoads"), a $0.7 million increase in extended vehicle warranty program revenue, resulting from continued policy growth and a $0.2 million increase in marketing fee revenue from health and life insurance products.

        Media revenues of $15.4 million for the first quarter of 2011 increased $0.7 million, or 4.8%, from the comparable period in 2010. This increase was primarily attributable to corporate sponsorship revenue and increased exhibitor revenue at our consumer shows.

        Retail revenues of $53.9 million decreased by $0.2 million, or 0.4%, from the comparable period in 2010. Store merchandise sales decreased $0.2 million from the first quarter of 2010 due to a same store sales decrease of $0.6 million, or 1.4%, compared to a 0.6% increase in same store sales for the first quarter of 2010, and decreased revenue from discontinued stores of $0.1 million were partially offset by a $0.5 million increase due to the opening of three new stores over the last fifteen months. Two stores were closed in the last fifteen months in order to reduce fixed operating costs and to consolidate operations within the respective trade areas. Same store sale calculations for a given period include only those stores that were open both at the end of that period and at the beginning of the preceding fiscal year. Also, installation and service fees increased $0.4 million, and mail order and internet sales decreased $0.4 million.

Costs Applicable to Revenues

        Costs applicable to revenues totaled $62.9 million for the first quarter of 2011, a decrease of $1.1 million, or 1.6%, from the comparable period in 2010.

        Membership Services costs applicable to revenues of $19.6 million decreased $0.4 million, or 2.2%, from the comparable period in 2010. This decrease consisted of an $0.8 million decrease in emergency road service costs primarily due to lower average claims costs, a $0.2 million reduction in costs relating to health and life insurance, and a $0.2 million reduction relating to reduced dealer program marketing, partially offset by $0.4 million of increased extended vehicle warranty program costs relating to increased revenue from those programs, and $0.4 million of severance costs in the first quarter of 2011.

        Media costs applicable to revenues of $11.8 million for the first quarter of 2011 increased $0.2 million, or 1.9%, from the comparable period in 2010 primarily related to increased marketing associated with our book sales.

        Retail costs applicable to revenues decreased $0.8 million, or 2.6%, to $31.4 million. The retail gross profit margin of 41.8% for the first quarter of 2011 increased from 40.5% for the comparable period in 2010. The decrease in retail costs was directly attributable to an improvement in product gross margins resulting from price increases on select high volume products.

Operating Expenses

        Selling, general and administrative expenses of $29.9 million for the first quarter of 2011 decreased $0.3 million compared to the first quarter of 2010. This decrease was primarily due to a $0.5 million decrease in retail general and administrative expenses, primarily related to reduced labor and rent, and a $0.5 million reduction in professional fees, partially offset by $0.7 million of severance costs in the first quarter of 2011.

        Financing expense of $7.1 million was incurred in the first quarter of 2010 related to closing fees, legal and consulting costs associated with the 2010 Senior Credit Facility entered into on March 1, 2010.

        Depreciation and amortization expense of $4.2 million decreased $0.6 million from the prior year primarily due to reduced capital expenditures in prior years, completed amortization of membership software and amortization of finance costs associated with the 2010 Senior Credit Facility entered into on March 1, 2010.

Income (Loss) from Operations

        Income from operations for the first quarter of 2011 totaled $7.6 million compared to loss from operations of $0.1 million for the first quarter of 2010. This change of approximately $7.7 million from the first quarter of 2010 was primarily the result of the following favorable changes in the first quarter of 2011 compared to the first quarter of 2010: reduced financing expense of $7.1 million for the first quarter of 2011, a $0.9 million reduction in operating expenses for the first quarter of 2011,and increases in gross profit for the Retail and Media segments of $0.6 million and $0.5 million, respectively, for the first quarter of 2011, that were only partially offset by a $1.4 million decrease in gross profit for the Membership Services segment.

Non-Operating Items

        Non-operating expenses of approximately $10.1 million for the first quarter of 2011 increased approximately $0.6 million compared to the first quarter of 2010 due to a $2.0 million increase in interest expense relating to both higher interest rates on the Company's debt and an increase in average debt balances, partially offset by a $1.2 million positive change in the loss/gain on derivative instrument related to the interest rate swap agreements and a $0.2 million gain on sale of assets in the first quarter of 2011.

Loss before Income Tax

        Loss before income tax for the first quarter of 2011 was $2.5 million, compared to $9.6 million for the first quarter of 2010. This $7.1 million favorable change was attributable to the $7.7 million increase in income from operations in the first quarter of 2011 only partially offset by an increase in non-operating items of approximately $0.6 million, mentioned above.

Income Tax Expense

        The Company recorded income tax expense of approximately $0.1 million for the first quarter of 2011, compared to $0.1 million income tax expense for the first quarter of 2010.

Net loss

        Net loss in the first quarter of 2011 was $2.6 million compared to $9.7 million for the same period in 2010 mainly due to the reasons discussed above.

Segment Profit (Loss)

        The Company's three principal lines of business are Membership Services, Media and Retail. The Membership Services segment operates the Good Sam Club, the Coast to Coast Club, the President's Club, the Camp Club USA and assorted membership products and services for RV owners, campers and outdoor vacationers, and the Golf Card Club for golf enthusiasts. The Media segment publishes a variety of publications for selected markets in the recreation and leisure industry, including general circulation periodicals, directories, and RV and powersports industry trade magazines. In addition, the Media segment operates consumer outdoor recreation shows primarily focused on RV and powersports markets. The Retail segment sells specialty retail merchandise and services for RV owners primarily through retail supercenters and mail order catalogs. The Company evaluates performance based on profit or loss from operations before income taxes and unusual items.

        The reportable segments are strategic business units that offer different products and services. They are managed separately because each business required different technology, management expertise and marketing strategies.

        Membership services segment profit of $14.1 million for the first quarter of 2011 decreased $1.1 million, or 7.3%, from the comparable period in 2010. This decrease was largely attributable to a $2.6 million reduction in vehicle insurance program profit primarily relating to the $2.5 million fee received in the first quarter of 2010 as a result of waiving our right of first refusal regarding the sale of the third party partner, and a $0.4 million profit reduction in the Good Sam Club relating to reduced membership partially offset by a $0.9 million increase in segment profit relating to licensing fees paid by FreedomRoads, a $0.4 million increase in emergency road service segment profit, a $0.4 million increase in segment profit from the health and life insurance programs and a $0.2 million increase in segment profit from the extended vehicle warranty programs.

        Media segment profit of $1.8 million for the first quarter of 2011 increased $0.8 million, or 92.2% from the first quarter of 2010 due to increased segment profit from the consumer shows group of $0.5 million and from the outdoor power sport magazine group of $0.3 million.

        Retail segment loss of $3.3 million for the first quarter of 2011 was reduced from the $4.5 million segment loss for the first quarter of 2010. This $1.3 million improvement resulted from a $0.5 million decrease in selling, general and administrative expenses, a $0.4 million increase in gross profit margin, and a $0.4 million reduction in financing expense.

Year Ended December 31, 2010 compared with Year Ended December 31, 2009

Revenues

        Revenues of $470.7 million for 2010 decreased by $1.1 million, or 0.2%, from 2009.

        Membership Services revenues for 2010 of $146.3 million increased $4.1 million, or 2.9%, from 2009. This revenue increase was largely attributable to an incremental $1.5 million fee received in the first quarter of 2010 related to vehicle insurance products as a result of our waiving our right of first refusal regarding the sale of the vehicle insurance business by a third party provider, a $1.2 million increase in extended vehicle warranty program revenue resulting from continued policy growth, a $0.9 million license fee from FreedomRoads agreed upon in the Second Amended and Restated Cooperative Resources Agreement dated October 2010, which provides for, among other items, an annual license fee of $3.75 million paid in quarterly installments, an $0.8 million increase in marketing fee revenue from health and life insurance products, a $0.6 million increase in member events revenue, a $0.6 million increase in emergency road service revenue primarily due to a price increase, and a $0.4 million revenue increase in credit card royalties. These increases were partially offset by a $1.2 million revenue decrease related to reduced enrollment in the Coast to Coast Club and the Golf Card Club and a $0.7 million reduction in marketing fees from the vehicle insurance business.

        Media revenues of $53.8 million for 2010 decreased $5.2 million, or 8.8%, from 2009. This decrease was primarily attributable to a $3.8 million reduction in revenue from our outdoor power sports magazines. Anticipated declining advertising revenues resulted in management reducing total power sports issues published by nineteen issues in 2010 versus 2009. Declining exhibitor revenue commitments resulted in management canceling ten consumer shows, resulting in a $1.3 million reduction in exhibitor revenue in 2010 compared to 2009. In addition, advertising and circulation revenue decreased $0.6 million for the RV magazine group, and annual directory revenue decreased $0.3 million. These decreases were partially offset by an $0.8 million increase in revenue from outdoor power sports conferences and online ad sales.

        Retail revenues of $270.6 million for 2010 remained unchanged from 2009. Store merchandise sales decreased $3.8 million from 2009 due to a same store sales decrease of $1.0 million, or 0.5%, compared to a 4.5% decrease in same store sales for 2009, and decreased revenue from discontinued stores of $2.9 million, were partially offset by a $0.1 million revenue increase from the opening of four new stores over the past twenty-four months Three stores were closed in the last twenty-four months in order to reduce fixed operating costs and to consolidate operations within the respective trade areas. Same store sale calculations for a given period include only those stores that were open both at the end of that period and at the beginning of the preceding fiscal year. Also, installation and service fees increased $1.7 million, mail order and internet sales increased $1.1 million, and supplies and other sales increased $1.0 million.

Costs Applicable to Revenues

        Costs applicable to revenues totaled $283.4 million, a decrease of $12.0 million, or 4.1%, from the comparable period in 2009.

        Membership Services costs applicable to revenues of $85.2 million increased $0.4 million, or 0.5%, from 2009. This increase consisted of a $1.3 million increase in costs associated with the extended vehicle warranty program, a $0.5 million increase in vehicle insurance marketing costs and a $0.3 million increase in emergency road services costs, all related to increased revenue, partially offset by a $1.0 million reduction in marketing and program costs related to reduced membership in the Coast to Coast Club and the Golf Card Club, and a $0.7 million reduction in wage-related expenses due to a reduction in personnel.

        Media costs applicable to revenues of $40.6 million for 2010 decreased $5.5 million, or 11.9%, from 2009 primarily related to a $4.3 million reduction in magazine expenses resulting from reduced issues published and reduced magazine sizes, a $1.2 million reduction in costs related to reduced consumer shows revenue related to the reduced number of shows and $0.5 million reduction in annual directory costs. These reductions were taken as a cost saving strategy because expected revenues from these products were not anticipated to cover expected costs. These decreases were partially offset by a $0.5 million increase in costs associated with increased revenue from outdoor power sports conferences.

        Retail costs applicable to revenues decreased $6.9 million, or 4.2%, to $157.6 million due to improved gross margin. The retail gross profit margin of 41.8% for 2010 increased from 39.2% for 2009 primarily due to price increases on select high volume products.

Operating Expenses

        Selling, general and administrative expenses of $126.6 million for 2010 decreased $2.3 million compared to 2009. This decrease was due a $3.1 million decrease in retail general and administrative expenses consisting primarily of decreases in labor and advertising expense, a $1.8 million reduction in professional fees and a $1.0 million reimbursement of legal expenses related to the collection of a prior year favorable judgment for such expenses that was lien on real estate owned by the obligor that was received in the third quarter. These decreases were partially offset by a $3.1 million increase in deferred executive compensation under the 2010 Phantom Stock agreements and $0.5 million annual general and administrative support fee paid to the Company's ultimate parent.

        The Company recorded a non-cash goodwill impairment charge of $46.9 million in the third quarter of 2009 related to our RV and powersports publications, which is part of the Media segment. No impairment charges were recorded in 2010.

        Financing expense of $14.4 million was incurred in 2010 primarily for closing fees, premiums, legal and consulting costs related to the 2010 Senior Credit Facility entered into on March 1, 2010 which were expensed in accordance with accounting guidance for debtors accounting for a modification or exchange of debt instruments. Financing expense of $2.6 million for 2009 related to legal and other costs incurred associated with the amendment dated June 5, 2009 to the then senior credit facility.

        Depreciation and amortization expense of $18.5 million decreased $2.5 million from the prior year primarily due to completed amortization of intangible assets associated with prior acquisitions, and the reduced level of capital expenditures since 2008.

Income (Loss) from Operations

        Income from operations for 2010 totaled $27.8 million compared to loss from operation of $23.1 million for 2009. This $50.9 million change was primarily the result the $46.9 million goodwill impairment charge in the third quarter of 2009. In addition, the following favorable changes were experienced in 2010 compared to 2009: increased gross profit for the Retail, Membership Services and Media segments of $6.9 million, $3.7 million, and $0.3 million, respectively; and reduced operating expenses of $8.0 million. These favorable changes were only partially offset by increased financing expense of $11.8 million, and a $3.1 million increase in deferred executive compensation in 2010.

Non-Operating Items

        Non-operating expenses of approximately $48.1 million for 2010 increased $21.9 million compared to 2009 due to an $8.4 million increase in net interest expense relating to higher interest rates and increased debt, a $7.4 million negative change in the loss/gain on derivative instruments related to the interest rate swap agreements, and a $7.4 million negative change in the loss/gain related to debt restructurings resulting from a $2.7 million loss on extinguishment of the 2010 Senior Credit Facility and the AGI Senior Notes in 2010 and the $4.7 million gain on purchase of the $14.6 million AGI Senior Notes in the second quarter of 2009. The Company replaced its variable debt with fixed debt in November 2010 and the amounts included in Other Comprehensive Income were reclassified to the income statement as the interest rate swaps no longer qualify as cash flow hedges as the underlying cash flows being hedged were no longer going to occur. These increases were partially offset by a $0.7 million decrease in other non-operating expenses and a $0.6 million loss on sale of retail assets in 2009.

Loss before Income Tax

        Loss before income tax for 2010 was $20.3 million, compared to a loss of $49.3 million for 2009. This $29.0 million favorable change was attributable to the $50.9 million increase in income from operations, partially offset by the increase in non-operating items mentioned above of approximately $21.9 million.

Income Tax Benefit

        The Company recorded an income tax benefit of $1.5 million for 2010, compared to a $10.4 million for 2009. This change was the result of a favorable change in loss before income tax discussed above as well as a reversal of unrecognized tax benefits, reversal of accrued interest and penalties related to unrecognized tax benefits and a decrease in the valuation allowance against deferred tax assets in 2010.

Net loss

        Net loss for 2010 was $18.8 million compared to a loss of $38.9 million for 2009 mainly due to the reasons discussed above.

Segment Profit (Loss)

        The Company's three principal lines of business are Membership Services, Media and Retail. The Membership Services segment operates the Good Sam Club, the Coast to Coast Club, the President's Club, the Camp Club USA and assorted membership products and services for RV owners, campers and outdoor vacationers, and the Golf Card Club for golf enthusiasts. The Media segment publishes a variety of publications for selected markets in the recreation and leisure industry, including general circulation periodicals, directories, and RV and powersports industry trade magazines. In addition, the Media segment operates consumer outdoor recreation shows primarily focused on RV and powersports markets. The Retail segment sells specialty retail merchandise and services for RV owners primarily through retail supercenters, mail order catalogs and the internet. The Company evaluates performance based on profit or loss from operations before income taxes and unusual items.

        The reportable segments are strategic business units that offer different products and services. They are managed separately because each business requires different technology, management expertise and marketing strategies.

        Membership services segment profit of $53.9 million for 2010 increased $6.2 million, or 13.1%, from the comparable period in 2009. This increase was largely attributable to a $1.4 million increase in segment profit in the Good Sam Club related to reduced marketing and administrative expenses, a $1.3 million increase in profit related to reduced overhead, marketing and wage-related expenses, a $0.9 million increase in segment profit relating to licensing fees paid by FreedomRoads, a $0.9 million increase in segment profit from various other club and ancillary product segment profit, a $0.8 million increase in marketing fee revenue from credit cards and health and life insurance products, a $0.7 million increase in profit related to the member events, and a $0.2 million increase in marketing fees related to vehicle insurance primarily related to an incremental $1.5 million fee received as a result of waiving our right of first refusal regarding the sale of the third party partner combined with reduced marketing fee revenue partially offset by increased expenses.

        Media segment profit improved to $5.0 million for 2010 from a loss of $43.9 million for 2009. This $48.9 million improvement resulted primarily from the $46.9 million goodwill impairment charge in 2009 in the Media segment. In addition, the following favorable changes were experienced in 2010 from 2009: a $0.9 million increase in segment profit in the powersports magazine group, a $0.4 million increase in segment profit in the RV magazine group, a $0.3 million increase in profit for outdoor power sports conferences and online ad sales, a $0.2 million increase in segment profit from the consumer shows group, and a $0.2 million decrease in publishing overhead.

        Retail segment profit was $2.9 million for 2010 compared to a loss of $11.4 million for 2009. This $14.3 million improvement was the result of a $5.5 million decrease in allocated interest expense due to lower borrowings, a $5.1 million increase in gross profit margin, a $3.1 million decrease in selling, general and administrative expenses, and a $0.6 million of loss on sale of assets in 2009.

Year Ended December 31, 2009 compared with Year Ended December 31, 2008

Revenues

        Revenues of $471.8 million for 2009 decreased by $54.4 million or 10.3% from the comparable period in 2008.

        Membership services revenues for 2009 of $142.1 million decreased by $10.5 million or 6.9% from 2008. This revenue decrease was largely attributable to a $5.0 million reduction in a brand usage licensing fee charged to FreedomRoads in 2008 and terminated by agreement in 2009, a $2.5 million decrease in advertising revenue in Highways Magazine, the Good Sam Club publication, a $1.7 million revenue decrease in the Coast to Coast Club and Golf Card Club due to decreased enrollment, a $1.4 million reduction in dealer program marketing revenue, a $1.3 million reduction in member events revenue, a $0.9 million decrease in the President's Club revenue due to lower promotional pricing and reduced advertising revenue, a $0.7 million decrease in fee income recognized on vehicle insurance products, a $0.5 million decrease in emergency road service revenue attributable to decreased average enrollment, and a $0.2 million reduction in other various ancillary products. These decreases were partially offset by a $3.7 million increase in extended vehicle warranty program revenue due to continued policy growth and strong renewals.

        Media revenues for 2009 of $59.1 million decreased by $23.4 million or 28.3% from 2008. This decrease was primarily attributable to a $9.1 million revenue decrease from our outdoor powersports magazine group due to reduced advertising revenue and reduced published issues of boating and all-terrain vehicle, or ATV, magazines, a $7.0 million revenue decrease for the RV magazine group primarily due to decreased advertising revenue, a $4.9 million decrease in consumer show revenue mainly due to reduced exhibitor contracts, a $2.1 million reduction in annual directory and campground guide revenue, and a $0.3 million revenue reduction due to the elimination of regional campground publications.

        Retail revenue for 2009 of $270.6 million decreased approximately $20.5 million or 7.0% from 2008. Store merchandise sales decreased $10.9 million from 2008 primarily due to a same store sales decrease of $9.2 million, or 4.5%, compared to a 15.6% decrease in 2008. Decreased revenue from discontinued stores of $5.9 million in 2009 as compared to 2008, was partially offset by a $4.2 million revenue increase from the addition of seven new stores over the past two years. Same store sale calculations for a given period include only those stores that were open both at the end of that period and at the beginning of the preceding fiscal year. In addition, supplies and other sales decreased $6.2 million, catalog revenue decreased $2.4 million, installation and service fees decreased $0.8 million and product extended warranty sales decreased $0.2 million.

Costs Applicable to Revenues

        Costs applicable to revenues totaled $295.4 million in 2009, a decrease of $27.4 million or 8.5% from 2008.

        Membership services costs and expenses decreased by $5.9 million or 6.5% to $84.8 million for 2009. This decrease consisted of a $2.2 million reduction in wage-related expenses, a $1.2 million reduction in member publication costs, a $1.1 million reduction in vehicle insurance costs associated with lower revenue, a $1.1 million reduction in dealer program marketing costs related to reduced revenue, a $1.6 million reduction related to various other marketing, overhead and ancillary product cost decreases, a $0.6 million decrease in member events costs related to reduced revenue, and a $0.3 million reduction of marketing and program costs associated with the Coast to Coast Club and the Golf Card Club. These decreases were partially offset by a $1.1 million increase associated with the extended vehicle warranty program primarily related to program costs, and a $1.1 million cost increase for emergency road service programs primarily related to claims costs.

        Media costs and expenses of $46.1 million for 2009 decreased approximately $15.1 million or 24.6% compared to 2008. This decrease was attributable to a $4.9 million reduction in wage-related expenses, a $4.0 million cost reduction in the outdoor powersports magazines primarily related to a reduction in the number of issues published, a $2.3 million reduction related to consumer show costs, including reduced site rental, outside services and promotion expense related to fewer exhibitors, a $2.0 million reduction in production and advertising costs of the RV magazines, a $1.0 million reduction in costs associated with reduced annual directory and campground guide revenue, a $0.3 million reduction associated with the cancellation of regional campground publications, and a $0.6 million reduction in other marketing and overhead expenses.

        Retail costs applicable to revenues decreased $6.4 million or 3.7% to $164.5 million primarily due to reduced same store revenue. The retail gross profit decreased by $14.1 million, with gross margin as a percent of revenues decreasing from 41.3% in 2008 to 39.2% in 2009 due primarily to a new, discounted "value pricing" strategy adopted on over 1,000 products and price increases from key vendors.

Operating Expenses

        Selling, general and administrative expenses of approximately $128.9 million for 2009 decreased $13.8 million or 9.7% from 2008. This decrease was largely attributable to a $13.5 million decrease in retail general and administrative expenses primarily consisting of decreases in selling and labor expenses. In addition, wage-related expense savings were $1.5 million in the other two segments, the consumer shows group in the media segment had a $0.5 million reduction in general and administrative expenses related to discontinued consulting agreements and management fees, and other expenses were reduced $0.6 million. These decreases were partially offset by a $2.3 million increase in professional fees related primarily to the extension of the maturity date of our then in effect senior credit facility, which was due March 31, 2010, and a second lien loan due July 31, 2010, which have since been repaid.

        Based on management's evaluation that determined that the carrying value of the goodwill associated with the media segment exceeded its estimated fair value, we recorded a non-cash goodwill impairment charge of $46.9 million in the third quarter of 2009 related to our RV and powersports publications. Also based on management's evaluation, prepared in anticipation of the potential sale of Camping World, it was determined that the carrying value of the goodwill associated with Camping World exceeded the estimated fair value of Camping World. Accordingly, we recorded a non-cash goodwill impairment charge of $47.6 million in the third quarter of 2008. Camping World encompasses the entire retail segment and, to a lesser extent, part of the membership services segment. We further recorded an $81.0 million non-cash long-lived asset impairment charge in the third quarter of 2008 relating to the carrying value of the preferred interest in FreedomRoads held by a wholly-owned indirect subsidiary of our subsidiary Camping World, Inc., exceeding its estimated fair value.

        We incurred a financing expense of $2.6 million in 2009 for legal and other costs associated with the amendment to our then effective senior credit facility in June, 2009, which were expensed in accordance with accounting guidance for debtors accounting for a modification or exchange of debt instruments.

        Depreciation and amortization expenses of $21.1 million were approximately $1.2 million higher than in 2008 due primarily to increased amortization related to the refinancing of our then current senior credit facility and increased depreciation associated with new retail stores, partially offset by reduced amortization of intangible assets associated with the recent acquisitions.

Loss from Operations

        Loss from operations for 2009 was approximately $23.1 million compared to a loss from operations of $87.8 million for 2008. This $64.7 million reduction in loss was primarily the result of the

$81.0 million asset impairment charge in 2008 and a $0.7 million net decrease in goodwill impairment charges from the 2008 period to the 2009 period, partially offset by $2.6 million of financing expense in 2009. Operationally, the remaining loss resulted from reduced gross profit for the retail, media and membership services segments of $14.1 million, $8.3 million and $4.6 million, respectively, and increased depreciation and amortization expenses of $1.2 million, partially offset by reduced selling, general and administrative expenses of $13.8 million.

Non-Operating Items

        Net non-operating items for 2009 were $26.2 million, a decrease of $0.2 million from 2008. This expense reduction was primarily attributable to a $4.7 million gain on the purchase of $14.6 million of AGI Senior Notes in the second quarter of 2009, and a net gain on derivative interest rate swap agreements of $3.1 million. These reductions were partially offset by a $6.7 million increase in net interest expense resulting from increased average interest rates in 2009, a $0.6 million increase in other non-operating expenses and a $0.3 million increase in loss on sale of equipment.

Loss before Income Taxes

        Loss before income taxes for 2009 was $49.3 million compared to a loss before income taxes of approximately $114.1 million in 2008. This $64.9 million decrease in loss from the prior year was attributable to the $64.7 million reduction in loss from operations in 2009 from 2008, and a reduction in non-operating items of approximately $0.2 million.

Income Tax Benefit

        We recorded $10.4 million of income tax benefit for 2009, compared to a $2.2 million income tax benefit for 2008. The difference is due to the decrease in previously unrecognized tax benefits, reversal of accrued interest and penalties related to the previously unrecognized tax benefits, and decrease in the valuation allowance against deferred tax assets.

Net Loss

        Net loss for 2009 was approximately $38.9 million compared to $112.0 million for 2008 mainly due to the reasons discussed above.

Segment (Loss) Profit

        Membership services segment profit of $47.6 million in 2009 decreased by $4.0 million, or 7.8% from 2008. This decrease was largely attributable to a $4.5 million reduction in segment profit relating primarily to reduced brand usage licensing fees, a $1.7 million reduction in emergency road service profit relating to increased claims, a $1.2 million decrease in segment profit due to reduced member enrollment in the Coast to Coast Club and Golf Card Club, a $1.1 million decrease in member publication segment profit primarily relating to reduced advertising revenue in the club publications and a $0.6 million reduction in member event profit, partially offset by a $3.2 million increase in profit from the extended vehicle warranty program, associated with increased revenue, a $1.1 million increase in profit from our vehicle insurance products and an $0.8 million decrease in overhead expenses.

        Media segment loss for 2009 was $43.9 million compared to a $9.2 million segment profit in 2009. This $53.1 million, or 575.7%, decrease in the media segment was primarily due to a non-cash goodwill impairment charge of $46.9 million in the third quarter of 2009 related to our RV and powersports publications, a $5.0 million decrease in segment profit from the RV-related publications primarily attributable to reduced advertising revenue, a $1.4 million decrease in segment profit from our consumer shows group primarily related to reduced exhibitor revenue, and a $0.9 million decrease in segment profit from our outdoor powersports magazine group, primarily attributable to reduced advertising revenue and fewer issues published. These decreases were partially offset by a $0.7 million reduction in overhead expenses and a $0.4 million segment profit increase for annual directories.

        Retail segment loss for 2009 of $11.4 million decreased $134.3 million, or 92.2% from 2008. This reduced segment loss resulted primarily from an $81.0 million non-cash long-lived asset impairment charge in the third quarter of 2008 relating to the carrying value of the preferred interest in FreedomRoads, a non-cash goodwill impairment charge of $47.6 million in the third quarter of 2008 related to the potential sale of Camping World, a $13.5 million decrease in selling, general and administrative expenses and an $8.3 million reduction in allocated interest expense. These segment increases were partially offset by a $14.7 million decrease in segment gross profit, a $0.6 million increase in depreciation and amortization expense, $0.6 million of financing expense in 2009, and a $0.2 million loss on sale of retail equipment.

Liquidity and Capital Resources

        We had working capital of $14.8 million and $10.6 million as of March 31, 2011 and December 31, 2010, respectively. The primary reason for the low levels of working capital is the deferred revenue and gains reported under current liabilities of $54.7 million and $56.6 million as of March 31, 2011 and December 31, 2010, respectively. Deferred revenue is primarily comprised of cash collected for club memberships in advance of services to be provided which is deferred and recognized as revenue over the life of the membership. We use net proceeds from this deferred membership revenue to lower our long-term borrowings and finance our working capital needs.

Contractual Obligations and Commercial Commitments

        The following table reflects our contractual obligations and commercial commitments at March 31, 2011. The table below includes principal and future interest due under our debt agreements based on interest rates as of March 31, 2011 and assumes debt obligations will be held to maturity.

	Payments Due by Period
	Total	2011	2012 and 2013	2014 and 2015	Thereafter
Debt and future interest	$560,772	$41,862	$100,032	$98,542	$320,336
Operating lease obligations	218,594	17,428	41,534	36,532	123,100
Deferred compensation	3,074	764	2,050	260	—
Standby letters of credit	6,561	4,551	2,010	—	—

Grand total	$789,001	$64,605	$145,626	$135,334	$443,436

(Dollars in thousands)

11.50% Senior Secured Notes due 2016

        On November 30, 2010, the Company issued $333.0 million of 11.5% senior secured notes due 2016 (the "Senior Secured Notes") at an original issue discount of 2.1%. Interest on the Senior Secured Notes is due each December 1 and June 1 commencing June 1, 2011. The Senior Secured Notes mature on December 1, 2016. The Company used the net proceeds of $326.0 million from the issuance of the Senior Secured Notes: (i) to irrevocably redeem or otherwise retire all of our outstanding 9% senior subordinated notes due 2012 (the "AGI Senior Notes") in an approximate amount (including accrued interest through but not including November 30, 2010) of $142.5 million; (ii) to permanently repay all of the outstanding indebtedness under our then senior secured credit facility (the "2010 Senior Credit Facility") in an approximate amount (including call premium and accrued interest through but not including November 30, 2010) of $153.4 million; (iii) to make a $19.6 million distribution to our direct parent, Affinity Group Holding, LLC, ("Parent"), to enable

Parent, together with other funds contributed to the Parent, to redeem, repurchase or otherwise acquire for value and satisfy and discharge all of its outstanding 10 7/8% senior notes due 2012 (the "AGHI Notes"); and (iv) to pay related fees and expenses in connection with the foregoing transactions and to provide for general corporate purposes. As of March 31, 2011, an aggregate of $333.0 million of Senior Secured Notes remain outstanding.

        The Senior Secured Notes are fully and unconditionally guaranteed, jointly and severally, on a senior secured basis by each of our existing and future domestic restricted subsidiaries. All of the Company's subsidiaries other than CWFR Capital Corp. ("CWFR") are designated as restricted subsidiaries, and CWFR constitutes our only "unrestricted subsidiary". In the event of a bankruptcy, liquidation or reorganization of the unrestricted subsidiary, holders of the indebtedness of the unrestricted subsidiary and their trade creditors are generally entitled to payment of their claims from the assets of the unrestricted subsidiary before any assets are made available for distribution to us. As a result, with respect to assets of unrestricted subsidiaries, the Senior Secured Notes are structurally subordinated to the prior payment of all of the debts of such unrestricted subsidiaries.

        The indenture governing the Senior Secured Notes (the "Senior Secured Notes Indenture") limits the Company's ability to, among other things, incur more debt, pay dividends or make other distributions to our Parent, redeem stock, make certain investments, create liens, enter into transactions with affiliates, merge or consolidate, transfer or sell assets and make capital expenditures.

        Subject to certain conditions, we must make an offer to purchase some or all of the Senior Secured Notes with the excess cash flow offer amount (as defined in the indenture) determined for each applicable period, commencing with the annual period ending December 31, 2011, and each June 30 and December 31 thereafter, at 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of repurchase.

        The Senior Secured Notes and the related guarantees are our and the guarantors' senior secured obligations. The Senior Secured Notes (i) rank senior in right of payment to all of our and the guarantors' existing and future subordinated indebtedness, (ii) rank equal in right of payment with all of our and the guarantors' existing and future senior indebtedness other than the obligations of Camping World and its subsidiaries under the credit agreement dated March 1, 2010 ("CW Credit Facility") and future replacements of that facility, (iii) are structurally subordinated to all future indebtedness of our subsidiaries that are not guarantors of the Senior Secured Notes and (iv) are effectively subordinated to the CW Credit Facility and any future credit facilities in replacement thereof to the extent of the value of the collateral securing indebtedness under such facilities.

The CW Credit Facility

        On March 1, 2010, our wholly-owned subsidiary, Camping World, Inc. ("Camping World") entered into the CW Credit Facility providing for an asset based lending facility of up to $22.0 million, of which $10.0 million is available for letters of credit and $12.0 million is available for revolving loans. The CW Credit Facility initially matured on the earlier of March 1, 2013, 60 days prior to the date of maturity of the 2010 Senior Credit Facility, or 120 days prior to the earlier date of maturity of the AGI Senior Notes (as defined herein) and the AGHI Notes. Interest under the revolving loans under the CW Credit Facility floated at either 3.25% over the base rate (defined as the greater of the prime rate, federal funds rate plus 50 basis points or 1 month LIBOR) for borrowings whose interest is based on the prime rate or 3.25% over the LIBOR (defined as the greater of LIBOR applicable to the period of the respective LIBOR borrowings) for borrowings whose interest is based on LIBOR. On December 30, 2010, the CW Credit Facility was amended to extend the maturity to September 1, 2014, to decrease the interest rate margin to 2.75%, to remove the 1% LIBOR floor, to increase the revolving loan commitment amount from $12 million to $20 million, with a $5 million sublimit for letters of credit, and to decrease the letters of credit commitment from $10 million to $5 million. As of

March 31, 2011, the average interest rate on the CW Credit Facility was 3.01%. Borrowings under the CW Credit Facility are based on the borrowing base of eligible inventory and accounts receivable of Camping World and its subsidiaries. As of March 31, 2011, $10.9 million of CW Credit Facility remains outstanding and $6.6 million of letters of credit were issued.

        The CW Credit Facility contains affirmative covenants, including financial covenants, and negative covenants. Borrowings under the CW Credit Facility are guaranteed by the direct and indirect subsidiaries of Camping World and are secured by a pledge on the stock of Camping World and its direct and indirect subsidiaries and liens on the assets of Camping World and its direct and indirect subsidiaries. The administrative agent under the CW Credit Facility, the collateral agent under the Senior Secured Notes Indenture, the Company, and certain guarantor subsidiaries of the Company have entered into the intercreditor agreement that governs their rights to the collateral pledged to secure the respective indebtedness of the Company and the guarantors pursuant to the CW Credit Facility and the Senior Secured Notes Indenture.

        The Senior Secured Notes Indenture and the CW Credit Facility contain certain restrictive covenants relating to, but not limited to, mergers, changes in the nature of the business, acquisitions, additional indebtedness, sale of assets, investments, and the payment of dividends subject to certain limitations and minimum operating covenants. We were in compliance with all debt covenants at March 31, 2011.

2010 Senior Credit Facility

        On March 1, 2010, the Company entered into the Second Amended and Restated Credit Agreement (the "2010 Senior Credit Facility") to refinance the Amended and Restated Credit Agreement and the Senior Secured Floating Rate Note Purchase Agreement dated June 24, 2003, as amended, ("2003 Senior Credit Facility") ($128.9 million aggregate principal amount outstanding as at December 31, 2009) which was scheduled to mature on March 31, 2010, the second lien loan ("Second Lien Loan") ($9.7 million aggregate principal amount outstanding as at December 31, 2009) due July 31, 2010, and the loans from SA Holding, LLC ("SA Loans") ($1.0 million principal amount outstanding as at December 31, 2009). The 2010 Senior Credit Facility provided for term loans aggregating $144.3 million, including an original issue discount of 2%, that are payable in quarterly installments of $360,750 beginning March 1, 2011. On November 30, 2010, the 2010 Senior Credit Facility was paid in full from the proceeds of the Senior Secured Notes.

2003 Senior Credit Facility

        On June 24, 2003, the Company entered into the 2003 Senior Credit Facility. The 2003 Senior Credit Facility was subsequently amended on March 3, 2006, June 8, 2006, February 27, 2007 and June 5, 2009, and provides for term loans ("Term Loans") in the aggregate of $140.0 million and a revolving credit facility of $25.0 million. The 2003 Senior Credit Facility was secured by virtually all of AGI's assets and a pledge of AGI's stock and the stock of AGI's subsidiaries. On March 1, 2010, the 2003 Senior Credit Facility was paid in full from a portion of the borrowings under the 2010 Senior Credit Facility.

Second Lien Loan

        Concurrent with the June 5, 2009 amendment to the 2003 Senior Credit Facility, AGI obtained the Second Lien Loan, the net proceeds of which were used to purchase $14.6 million in principal amount of AGI Senior Notes. The Second Lien Loan carried an interest rate of 9.0% and was scheduled to mature on July 31, 2010. On March 1, 2010, the Second Lien Loan was paid in full from the proceeds of the 2010 Senior Credit Facility.

Shareholder Loans

        The June 5, 2009 Amendment to the 2003 Senior Credit Facility also required the commitment of Stephen Adams, AGHI's ultimate shareholder, to cause loans to be made to AGI in amounts equal to the cash interest payments on $16.0 million in aggregate principal amount of the term loans. In connection with that requirement, on June 10, 2009, AGI entered into a loan agreement with SA Holding, LLC, ("SA Holding"), which is owned by Stephen Adams, pursuant to which SA Holding agreed to loan to AGI (the "SA Loans") in amounts equal to the cash interest payments on $16.0 million in aggregate principal amount of term loans. The outstanding SA Loans of $1.0 million matured and were repaid on March 1, 2010 from a portion of the 2010 Senior Credit Facility.

AGI Senior Notes

        In February 2004, the Company issued $200.0 million aggregate principal amount of 9% Senior Subordinated Notes due 2012 (the "AGI Senior Notes"). The Company completed a registered exchange of the AGI Senior Notes under the Securities Act of 1933 in August 2004. On June 8, 2006, AGI amended its 2003 Senior Credit Facility to permit AGI to purchase up to $30.0 million of the AGI Senior Notes from time to time as and when the Company determined. AGI purchased $29.9 million of the AGI Senior Notes at various times from June 2006 through August 2006. On February 27, 2007, the Company amended the 2003 Senior Credit Facility to extend the maturity of the revolving credit facility from June 24, 2008 to June 24, 2009, increase the consolidated senior leverage ratio from 1.9 to 3.5 times EBITDA, as defined, and fix the consolidated total leverage ratio at 5.0 times EBITDA, as defined. The amendment also permitted the Company to repurchase up to an additional $50.0 million of the AGI Senior Notes from time to time as and when the Company determined through the issuance of additional term loans of up to $50.0 million. On March 8, 2007, the Company purchased $17.7 million of the AGI Senior Notes. The Company funded the purchase through the issuance of the $25.0 million in additional incremental term loans as permitted under the February 27, 2007 amendment to the 2003 Senior Credit Facility. The balance of the $25.0 million issued was used to pay down the Company's revolving credit facility by $6.5 million and to pay associated loan fees and transaction expenses. The AGI Senior Notes were repaid in full on November 30, 2010 from the proceeds of the Senior Secured Notes.

AGHI Notes

        On March 24, 2005 in a private placement, the Company's parent, AGHI, issued $88.2 million principal amount of its 10 7/8% senior notes due 2012 (the "AGHI Notes") at a $3.2 million original issue discount. AGHI completed a registered exchange of the AGHI Notes under the Securities Act of 1933 on June 8, 2005. The AGHI Notes were unsecured obligations of AGHI, and neither AGI nor its subsidiaries have guaranteed payment of principal or interest on the AGHI Notes. On November 30, 2010 AGI made a distribution to our Parent, to enable Parent, together with other funds contributed to the Parent, to redeem, repurchase or otherwise acquire for value and satisfy and discharge all of its outstanding AGHI Notes.

        In 2005, AGHI contributed the net proceeds from the issuance of the AGHI Notes, approximately $81.0 million, to the Company and in turn, the Company made an equity contribution to its wholly-owned subsidiary, Camping World. Camping World then made an equity capital contribution in the same amount to its wholly-owned subsidiary, CWI, Inc. ("CWI"). CWI created a new wholly-owned subsidiary named CWFR Capital Corp., a Delaware corporation ("CWFR") which is an "unrestricted subsidiary" as defined under the AGHI Notes and the Senior Secured Notes Indenture. Since CWFR is an unrestricted subsidiary, its operations are not restricted by either the Senior Secured Notes Indenture or the AGHI Notes. CWI made an equity capital contribution to CWFR in an equal amount to the capital contribution that CWI received from Camping World. CWFR used the proceeds from the equity capital contribution to acquire a preferred membership interest in FreedomRoads.

        In the third quarter of 2008, the Company recorded an impairment charge of $81.0 million that wrote down to zero the carrying value of the preferred interest (the "FreedomRoads Preferred Interest") held by an indirect subsidiary of Camping World in FreedomRoads Holding Company, LLC ("FreedomRoads"), a holding company whose subsidiaries sell and service new and used recreational vehicles. Management was assisted in determining the fair value of the FreedomRoads Preferred Interest by an independent third party valuation firm. The $81.0 million impairment charge was recorded as a result of declining performance of the recreational vehicle industry driven by overall weakening of the economy and a significant decline in consumer confidence, in addition to limited credit available to consumers interested in purchasing recreational vehicles.

Interest Rate Swap Agreements

        On October 15, 2007, the Company entered into a five-year interest rate swap agreement with a notional amount of $100.0 million from which it will receive periodic payments at the 3 month LIBOR-based variable rate (0.304% at March 31, 2011 based upon the January 31, 2011 reset date) and make periodic payments at a fixed rate of 5.135%, with settlement and rate reset dates every January 31, April 30, July 31, and October 31. The fair value of the swap was zero at inception. The Company entered into the interest rate swap to limit the effect of increases on our floating rate debt. The interest rate swap is designated as a cash flow hedge of the variable rate interest payments due on $100.0 million of the term loans issued June 24, 2003 under the 2003 Senior Credit Facility, and accordingly, gains and losses on the fair value of the interest rate swap agreement are reported in accumulated other comprehensive loss and reclassified to earnings in the same period in which the hedged interest payment affects earnings. The interest rate swap agreement expires on October 31, 2012. On March 19, 2008, the Company entered into a 4.5 year interest rate swap agreement effective April 30, 2008, with a notional amount of $35.0 million from which it will receive periodic payments at the 3 month LIBOR-based variable rate (0.304% at March 31, 2011 based upon the January 31, 2011 reset date) and make periodic payments at a fixed rate of 3.43%, with settlement and rate reset dates every January 31, April 30, July 31, and October 31. The interest rate swap was effective beginning April 30, 2008 and expires on October 31, 2012. The fair value of the swap contracts is included in Accrued Liabilities and Other Long-Term Liabilities in the consolidated balance sheets, and totaled $4.4 million and $2.5 million as of March 31, 2011 and $4.2 million and $3.5 million as of December 31, 2010, respectively.

        Due to the potential sale of Camping World in September 2008, a highly effective hedge on the $35.0 million outstanding debt by the $35.0 million notional amount interest rate swap agreement was deemed to be no longer probable and was deemed to be reasonably possible. As a result, changes in the value of the $35.0 million interest rate swap agreement are included in earnings beginning on October 1, 2008. Change in value from October 1, 2008 to December 31, 2008 was $2.4 million. On June 11, 2009, the Company partially terminated the $35.0 million interest rate swap, subject to a partial termination fee of $0.6 million which was expensed. The notional amount was reduced to $20.0 million. All other terms of the interest rate swap agreement remained unchanged. As a result, the amount included in other comprehensive income related to the $35.0 million interest rate swap was reduced pro rata and included in earnings as a gain (loss) on derivative instrument.

        Due to the issuance of an option to the shareholder of the ultimate parent of the Company to purchase Camping World, in the second quarter of 2009, which option was subsequently terminated, a portion of the highly effective hedge on the $100.0 million outstanding debt by the $100.0 million notional amount interest rate swap agreement was deemed to be no longer probable and was deemed to be reasonably possible. As a result, changes in the value of the last $20.0 million of the $100.0 million interest rate swap agreement are included in earnings beginning on June 5, 2009.

        Due to the issuance of fixed rate debt to replace the existing variable rate debt on November 30, 2010, the interest rate swaps no longer qualify as cash flow hedges as the underlying cash flows being hedged were no longer going to occur. As a result, the net loss on the fair value of the interest rate swap agreements included in other comprehensive loss of $6.5 million related to previously effective cash flow hedges as of November 30, 2010, was reclassified to earnings as gain (loss) on derivative instrument and all future changes in the fair value of the interest rate swaps will be included in earnings as gain (loss) on derivative instrument.

Other Contractual Obligations and Commercial Commitments

        In January 2008, AGI Productions, Inc. acquired nine consumer shows from MAC Events, LLC for $3.4 million. As part of the purchase, the Company issued $0.4 million of debt and assumed $0.6 million in liabilities. In February 2008, AGI Productions, Inc. acquired three consumer shows from Mid America Expositions, Inc. for $1.6 million. As part of the purchase, the Company issued $0.5 million in debt and assumed $0.5 million in liabilities. As of March 31, 2011, all issued and assumed debt associated with these transactions has been paid off.

        During 2010, we incurred $3.1 million of deferred executive compensation expense under our phantom stock agreements and made no payments on mature phantom stock agreements. The Company expects to pay $0.8 million of phantom stock payments in 2011.

        Capital expenditures for 2010 totaled $4.5 million compared to capital expenditures of $3.2 million in 2009. Capital expenditures are anticipated to be approximately $3.7 million for 2011, primarily for information technology upgrades and software enhancements.

Factors Affecting Future Performance

        Our financial operations have been affected by the recent economic downturn. Other factors that could adversely affect our operations include increases in operating costs, fuel shortages and substantial increases in propane and gasoline prices. Such events could cause declines in advertisements, club enrollment and retail spending. We are unable to predict at what point fluctuating fuel prices may begin to adversely impact revenues or cash flow. We believe we will be able to partially offset any cost increases with price increases to our members along with certain cost reducing measures.

Seasonality

        Our cash flow is highest in the summer months due to the seasonal nature of the retail segment, membership renewals and advertising prepayments for the annual directories.

Critical Accounting Policies

General

        Our discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to membership programs and incentives, bad debts, inventories, intangible assets, employee health insurance benefits, income taxes, restructuring, contingencies and litigation. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

        We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Revenue Recognition

        Merchandise revenue is recognized when products are sold in the retail stores, shipped for mail and Internet orders, or when services are provided to customers. Emergency Road Service ("ERS") revenues are deferred and recognized over the life of the membership. ERS claim expenses are recognized when incurred. Royalty revenue is earned under the terms of an arrangement with a third party credit card provider based on a percentage of the Company's outstanding credit card balances with such third party credit card provider. Membership revenue is generated from annual, multi-year and lifetime memberships. The revenue and expenses associated with these memberships are deferred and amortized over the membership period. For lifetime memberships, an 18-year period is used, which is the actuarially determined estimated fulfillment period. Promotional expenses, consisting primarily of direct mail advertising, are deferred and expensed over the period of expected future benefit, typically three months based on historical actual response rates. Renewal expenses are expensed at the time related materials are mailed. Recognized revenues and profit are subject to revisions as the membership progresses to completion. Revisions to membership period estimates would change the amount of income and expense amortized in future accounting periods.

        Newsstand sales of publications and related expenses are recorded at the time of delivery, net of estimated provision for returns. Subscription sales of publications are reflected in income over the lives of the subscriptions. The related selling expenses are expensed as incurred. Advertising revenues and related expenses are recorded at the time of delivery. Subscription and newsstand revenues and expenses related to annual publications are deferred until the publications are distributed. Revenues and related expenses for consumer shows are recognized when the show occurs.

Accounts Receivable

        We estimate the collectability of our trade receivables. A considerable amount of judgment is required in assessing the ultimate realization of these receivables including the current credit-worthiness of each customer. Changes in required reserves have been recorded in recent periods and may occur in the future due to the market environment.

Inventory

        We state inventories at the lower of cost or market. In assessing the ultimate realization of inventories, we are required to make judgments as to future demand requirements and compare that with the current or committed inventory levels. We have recorded changes in required reserves in recent periods due to changes in strategic direction, such as discontinuances of product lines as well as changes in market conditions due to changes in demand requirements. It is possible that changes in required inventory reserves may continue to occur in the future due to the market conditions.

Long-Lived Assets

        Purchased intangible assets with finite lives are amortized using the straight-line method over the estimated economic lives of the assets, ranging from one to fifteen years.

        Long-lived assets, such as property, plant and equipment and purchased intangible assets with finite lives are evaluated for impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable in accordance with Financial Accounting Standards Board guidance on accounting for the impairment or disposal of long-lived assets. We assess the fair value of the assets based on the future cash flow the assets are expected to generate and recognize an impairment loss when estimated undiscounted future cash flow expected to result from the use of the asset plus net proceeds expected from disposition of the asset (if any) are less than the carrying value of the asset. When an impairment is identified, we reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flow approach or, when available and appropriate, comparable market values. In the third quarter of 2008, the Company recorded an impairment charge of $81.0 million that wrote down to zero the carrying value of the preferred interest (the "FR Preferred") in FreedomRoads Holding Company, LLC ("FreedomRoads"), an affiliated holding company whose subsidiaries sell and service new and used recreational vehicles, held by CWFR, an indirect subsidiary of Camping World which is an unrestricted subsidiary under the Senior Secured Notes Indenture. Management was assisted in determining the non-cash goodwill impairment charge by an independent third party valuation firm. The $81.0 million impairment charge was recorded as a result of declining performance of the recreational vehicle industry driven by overall weakening of the economy and a significant decline in consumer confidence, in addition to limited credit available to consumers interested in purchasing recreational vehicles. We determined there were no indicators of impairment of long-lived assets as of March 31, 2011.

        We have evaluated the remaining useful lives of our finite-lived purchased intangible assets to determine if any adjustments to the useful lives were necessary or if any of these assets had indefinite lives and were therefore not subject to amortization. We determined that no adjustments to the useful lives of our finite-lived purchased intangible assets were necessary. The finite-lived purchased intangible assets consist of membership customer lists, non-compete and deferred consulting agreements and deferred financing costs which have weighted average useful lives of approximately 6 years, 15 years and 6 years, respectively.

Indefinite-Lived Intangible Assets

        We evaluate indefinite-lived intangible assets for impairment at least annually or when events indicate that an impairment exists. The impairment tests for goodwill and other indefinite-lived intangible assets are assessed for impairment using fair value measurement techniques. Specifically, goodwill impairment is determined using a two-step process. The first step of the goodwill impairment test is used to identify potential impairment by comparing the fair value of a reporting unit with the net book value (or carrying amount), including goodwill. If the fair value of the reporting unit exceeds the carrying amount, goodwill of the reporting unit is considered not impaired and the second step of the impairment test is unnecessary. If the carrying amount of the reporting unit exceeds the fair value, or if another indicator of impairment exists, the second step of the goodwill impairment test is performed to measure the amount of impairment loss, if any. The second step of the goodwill impairment test compares the implied fair value of the reporting unit's goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit's goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination, accordingly the fair value of the reporting unit is allocated to all of the assets and liabilities of that unit as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the purchase price paid to acquire the reporting unit.

        Determining the fair value of a reporting unit under the first step of the goodwill impairment test and determining the fair value of individual assets and liabilities of a reporting unit under the second step of the goodwill impairment test is judgmental in nature and often involves the use of significant estimates and assumptions. These estimates and assumptions could have a significant impact on whether or not an impairment charge is recognized and also the extent of such charge. Our estimates of fair value utilized in goodwill and other indefinite-lived intangible asset tests may be based upon a number of factors, including assumptions about the projected future cash flows, discount rate, growth rate, determination of market comparables, technological change, economic conditions or changes to our business operations. Such changes may result in impairment charges recorded in future periods.

        The fair value of our reporting units is annually determined using a combination of the income approach and the market approach. Under the income approach, the fair value of a reporting unit is calculated based on the present value of estimated future cash flows. Future cash flows are estimated by us under the market approach, fair value is estimated based on market multiples of revenue or earnings for comparable companies.

        In the third quarter of 2009, the Company noted continued decline in advertising revenue compared to historical trends, in the operations of our RV and powersports publications, as well as flat to moderate projected growth in future advertising revenue as a result of continued deterioration of general economic conditions and consumer confidence. Based on the above, the Company determined that there were identified interim indicators of impairment within these reporting units in the Media segment.

        The Company performed an impairment test of the goodwill and intangible assets of the reporting units of our RV and powersports publications. The impairment test indicated that the estimated fair value of these reporting units were less than book value. The excess of the carrying value over the estimated fair value of the these reporting units was primarily due to a decline in advertising revenue leading to lower expected future cash flows for these reporting units. In determining the fair value, the Company used an income valuation approach.

        In performing the second step of the goodwill impairment test, the Company allocated the estimated fair values of the reporting units of our RV and powersports publications determined in step one of the impairment test, to the assets and liabilities of the respective reporting unit in accordance with the accounting guidance for business combinations. The Company determined the impairment for these units to be equal to the carrying value of its goodwill, or $46.9 million. The Company recorded an impairment charge of $46.9 million in the third quarter of 2009 related to these units, which is part of the Media segment. The Media segment goodwill was reduced to zero.

        In the third quarter of 2008, the Company noted continued reduction in same store sales at Camping World as well as deterioration of general economic conditions and consumer confidence. Based on the above, the Company determined that there were identified indicators of impairment within the Camping World reporting unit.

        Management was assisted in determining that the estimated fair value of the Camping World reporting unit was less than book value by an independent third party valuation firm. The excess of carrying value over the estimated fair value of the Camping World reporting unit was primarily due to the decline in the recreational vehicle and camping retail markets leading to lower expected future cash flows for the business and lower market comparables. In determining the fair value, the Company used a weighted average of the income valuation approach and market valuation approaches. The Company recorded an impairment charge of $47.6 million in the third quarter of 2008 related to Camping World, which is part of the retail segment. The Retail segment goodwill was reduced to zero. See "Long-Lived Assets" under Critical Accounting Policies.

        We performed an annual goodwill impairment test for 2010 as required and there were no goodwill impairment indicators for our other reporting units. Based on the results of the annual impairment tests, we determined that no indicators of goodwill impairment existed for the other reporting units as of December 31, 2010. However, future goodwill impairments tests could result in a charge to earnings. We will continue to evaluate goodwill on an annual basis and whenever events and changes in circumstances indicate that there may be a potential impairment.

Self-insurance Program

        Self-insurance accruals for workers compensation and general liability programs are calculated by outside actuaries and are based on claims filed and include estimates for claims incurred but not yet reported. Projections of future loss are inherently uncertain because of the random nature of insurance claim occurrences and could be substantially affected if future occurrences and claims differ significantly from these assumptions and historical trends.

Derivative Financial Instruments

        As discussed in Note 8—Interest Rate Swap Agreements in the Consolidated Financial Statements, the Company accounts for derivative instruments and hedging activities in accordance with new accounting guidance for accounting for derivative instruments and hedging activities. All derivatives are recognized on the balance sheet at their fair value. On the date that the Company enters into a derivative contract, management formally documents all relationships between hedging instruments and hedged items, as well as risk management objectives and strategies for undertaking various hedge transactions.

        Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a cash flow hedge (a "swap"), to the extent that the hedge is effective, are recorded in accumulated other comprehensive loss, until earnings are affected by the variability of cash flows of the hedged transaction. The Company measures effectiveness of the swap at each quarter end using the Hypothetical Derivative Method. Under this method, hedge effectiveness is measured based on a comparison of the change in fair value of the actual swap designated as the hedging instrument and the change in fair value of the hypothetical swap which would have the terms that identically match the critical terms of the hedged cash flows from the anticipated debt issuance. The amount of ineffectiveness, if any, recorded in earnings would be equal to the excess of the cumulative change in the fair value of the swap over the cumulative change in the fair value of the plain vanilla swap lock, as defined in the accounting literature. Once a swap is settled, the effective portion is amortized over the estimated life of the hedge item.

        The Company utilizes derivative financial instruments to manage its exposure to interest rate risks. The Company does not enter into derivative financial instruments for trading purposes.

        Due to the issuance of fixed rate debt to replace the existing variable rate debt in November 2010, the interest rate swaps no longer qualify as cash flow hedges. As a result, the net loss included in other comprehensive loss of $6.5 million as of November 30, 2010 was reclassified to earnings and all future changes in the fair value of the interest rate swaps will be included in earnings.

Income Taxes

        Significant judgment is required in determining the Company's tax provision and in evaluating its tax positions. The Company establishes accruals for certain tax contingencies when, despite the belief that the Company's tax return positions are fully supported, the Company believes that certain positions may be challenged and that the Company's positions may not be fully sustained. The tax contingency accruals are adjusted in light of changing facts and circumstances, such as the progress of tax audits, case law and emerging legislation. The Company's tax provision includes the impact of tax contingency accruals and changes to the accruals, including related interest and penalties, as considered appropriate by management.

New Accounting Standards

        In January 2010, the Financial Accounting Standards Board ("FASB") issued new accounting guidance on fair value measurements. The new guidance impacts certain disclosures about fair value measurements. The new guidance was effective beginning in the first quarter of 2010. The adoption of this new guidance resulted in additional disclosures and did not have a material effect on our consolidated results of operations or financial position.

Quantitative and Qualitative Disclosures about Market Risk

        We are exposed to market risks relating to fluctuations in interest rates. Our objective of financial risk management is to minimize the negative impact of interest rate fluctuations on our earnings and cash flows. Interest rate risk is managed through the use of a combination of fixed and variable interest debt as well as the periodic use of interest rate collar contracts.

        The following information discusses the sensitivity to our earnings. The range of changes chosen for this analysis reflects our view of changes which are reasonably possible over a one-year period. These forward-looking disclosures are selective in nature and only address the potential impacts from financial instruments. They do not include other potential effects which could impact our business as a result of these interest rate fluctuations.

Interest Rate Sensitivity Analysis

        At March 31, 2011, we had debt totaling $337.2 million, net of $6.7 million in original issue discount, comprised of $10.9 million of variable rate debt, and $326.3 million of fixed rate debt. Holding other variables constant (such as debt levels), the earnings and cash flow impact of a one-percentage point increase/ decrease in interest rates would have an unfavorable/ favorable impact of approximately $0.1 million.

Credit Risk

        We are exposed to credit risk on accounts receivable. We provide credit to customers in the ordinary course of business and perform ongoing credit evaluations. Concentrations of credit risk with respect to trade receivables are limited due to the number of customers comprising our customer base. We currently believe our allowance for doubtful accounts is sufficient to cover customer credit risks.

Industry Overview

        According to the Recreation Vehicle Industry Association ("RVIA"), there are more than 12,000 RV-related businesses in the United States, with combined annual revenues of more than $37.5 billion, of which $5.2 billion represented the retail value of new RV shipments in 2009. The RV industry employs more than a quarter million people, and has a total payroll of approximately $4.9 billion. We believe that both the installed base of RVs and RV usage are the most important factors affecting the demand for our membership clubs, merchandise, products, services and publications.

        The University of Michigan produces a "National Survey of the RV Consumer" every five years (the "RV Survey"). The most recent study was completed in 2005 with the 2010 edition expected to be released in early 2011. Based on the RV Survey, the number of households owning RVs was approximately 6.9 million in 2001, 7.9 million in 2005 and is estimated to reach 8.5 million in 2010.

        The use of RVs and the demand for club memberships and related products and services may be influenced by a number of factors including general economic conditions, consumer credit availability, the availability and prices of propane and gasoline, and the total number of RVs. Historically, the installed base for RVs in the United States has been steadily increasing. The shipment figures for the last 13 years have also been consistently above 250,000, except for the last three years, which saw a drop in the figures that we believe was attributable to the recession. Today, there are several positive factors that indicate positive growth in the RV industry for the near future. After a decline in new unit shipments in 2008 and 2009, the 2010 unit shipments showed growth of 46.2%. RV wholesale shipments to retailers for 2010 totaled 242,300 units.

        There are two main categories of RVs, motorhomes (motorized units) and towables (units that are towed behind a car, van or pickup). Prices for new RVs are typically between $48,000 - $400,000 for motorhomes and $4,000 - $65,000 for towables.

        RV manufacturers are now producing more innovative models, such as lightweight towables and smaller, fuel-efficient motorhomes. In addition, green technologies such as solar panels and energy-efficient components are appearing on an increasing number of RVs.

        Despite fuel price increases, RV trips remain the least expensive type of vacation according to the PKF Study. According to the PKF Study, an RV vacation is typically 27% - 61% cheaper than other comparable types of vacations studied. While fuel costs are a component of the overall vacation cost, the PKF Study determined that the fluctuations in fuel prices should not be a significant factor affecting a family's decision to take RV trips.

        According to the RV Survey, the median age of RV owners was 49 in 2005 and RV ownership increases with age, reaching its highest percentage level among those 55 to 64 years old and its second highest percentage level among those 45 to 54 years old. In fact, high RV ownership rates now extend across a 40-year span from age 35-to-75, the RV Survey found. More RVs are owned by those in the 35-to-54 age group than any other group, according to the RV Survey. Nine percent of U.S. households headed by 35-to-54 year olds owned an RV in 2005, slightly exceeding the 8.6% ownership rates of those 55 and over. Those under age 35 posted the largest gains in RV ownership in the 2005 RV Survey. As a result, we believe the aging of the baby boomers will grow the pool of potential RV enthusiasts and owners. Furthermore, according to the U.S. Census Bureau, the over-45 population in the United States is expected to grow from approximately 121 million in 2010 to approximately 156 million by 2030, which we believe should have a positive impact on RV ownership and usage. RV ownership is also concentrated in the western United States, an area in which the population growth rate continues to be greater than the national average according to the RV Survey. The RV Survey also indicates that RV ownership is associated with higher than average annual household income, which among RV owners was approximately $68,000 per annum as compared to the national average of $60,528 per annum in 2005, when the survey was conducted. Furthermore, 8% of families owning automobiles also owned an RV. The RVIA estimates that nationwide there are as many as 30 million RV enthusiasts, including RV renters.

        We believe that the demographic trend towards an aging population will have a favorable impact on RV ownership. The demographic profile of our typical club member follows that of the general population and thus we believe this will also have a favorable impact on demand for our club memberships and related products and services.

Business

The Company

        Affinity Group, Inc., the initial issuer of the old notes, was incorporated as a Delaware corporation in 1986 and converted into a Delaware limited liability company called Affinity Group, LLC on March 2, 2011 and its name was subsequently changed to Good Sam Enterprises, LLC. We are a leading direct marketer, specialty retailer and publisher targeting North American recreational vehicle ("RV") owners and outdoor enthusiasts. Our core audience is the estimated 30 million RV enthusiasts in North America and the approximately eight million households in North America that own at least one RV. Our unique business model is based on "affinity marketing," in which our membership club members and retail customers form a receptive audience to which we sell products, services, merchandise and publications targeted to their specific recreational interests. Through our long operating history dating back approximately 75 years, we have built a rich database of approximately eight million RV enthusiasts who have purchased our products or services, subscribed to our publications or have otherwise indicated an interest in the RV lifestyle.

        There are approximately 1.7 million dues paying members enrolled in our clubs. We currently have approximately four million in aggregate circulation and approximately 0.7 million paid circulation across our 27 publications.

        Our products date back to 1936, with the first publication of the Woodall's Campground Directory, followed by publication of Trailer Life magazine in 1941. The Good Sam Club was founded in 1966, the same year that the first Camping World location opened in Bowling Green, Kentucky. The Coast to Coast Club and the Golf Card Club were introduced in 1972 and 1974, respectively.

        On December 23, 1988, our predecessor acquired TL Enterprises, Inc. and Camp Coast to Coast, Inc., for approximately $138.0 million. These entities consisted of the businesses that we have developed into our Good Sam and Coast to Coast membership clubs, our RV-related publications (with the exception of the Woodall's titles) and our subscription-based products and services.

        From 1990 through 1997, we made a number of acquisitions that significantly expanded our scale and presence. In 1990, we acquired Golf Card International, Inc. for approximately $18.0 million. In May 1994, we acquired Woodall Publishing Company, L.P. and Woodall World of Travel, L.P. for approximately $11.5 million. In March 1997, our parent company at the time, issued $130.0 million of senior notes and contributed the proceeds to us as a capital contribution. We used the proceeds from that capital contribution to acquire Camping World, Inc. and Ehlert Publishing Group, Inc. for approximately $123.0 million and $22.3 million, respectively.

        We operate through three complementary business segments that together provide what we believe is the most comprehensive product and service suite to the RV and outdoor enthusiast market:

  •
  Membership Services:

  •
  Membership Clubs:  Our membership clubs represent approximately 9% of revenues. We operate four primary membership clubs totaling over 1.7 million club members, including the two largest clubs in the RV market—Good Sam Club and President's Club. These clubs represent some of the most recognizable brands within the RV community and offer a wide variety of discounts and benefits, the average estimated value of which significantly exceeds the cost of membership. As a result, the membership clubs have experienced an average five year renewal rate of approximately 65%.

  •
  Ventures:  Our ventures represent approximately 22% of revenues. Our club members, retail customers and publication subscribers form a receptive audience for us to offer our safety, finance and security products and services that enhance the RV experience, including (i) emergency road services, (ii) property and casualty insurance programs, (iii) mechanical breakdown insurance through our extended service plans ("ESP"), (iv) vehicle financing, (v) credit cards and (vi) emergency assistance. We have limited liability exposure, as the majority of our products and services are provided by third parties who pay us a marketing fee. Our products and services generate significant value, with average renewal rates in the 80% - 90% range over the last five years. Nearly two-thirds of club members add at least one of our other products or service offerings to their memberships.

  •
  Retail:  Our retail segment, Camping World, represents approximately 57% of revenues. With a nationwide footprint of 79 Camping World retail and service stores in 32 states, we are the only national retailer of aftermarket parts and accessories and the largest national provider of repair and maintenance services exclusively serving the North American RV and outdoor industries. We believe that Camping World's leading position in the RV accessory industry results from a high level of brand recognition, an effective triple channel distribution strategy (stores, catalogs and online) that allows us to reach our customers at home or on the road and a commitment to offer a broad selection of specialized RV products and services combined with technical assistance and on-site installation.

  •
  Media:  Our media segment represents approximately 12% of revenues. Through our publications and consumer events, the media segment helps create awareness of our brand in the RV community, attracts RV enthusiasts and owners and builds our customer database. We publish and distribute 27 specialty publications for select markets in the recreation and leisure industry, including general circulation periodicals, club magazines, campground directories, and RV industry trade magazines, with aggregate circulation of approximately four million and approximately 700,000 paid subscribers. In addition, we operate over 50 websites, primarily as companion sites to print publications that offer more detailed reference information. We believe that the targeted audience of each of our publications is an important factor in attracting advertisers, which include manufacturers of RVs and RV-related products, campground operators and large national RV dealerships as well as manufacturers of power sports vehicles and accessories. We also operate 30 consumer outdoor recreation shows at 22 venues in 18 cities, which are primarily RV, boat and sport shows. The total audience of RV, boating, powersports and outdoor recreation enthusiasts who attend our shows exceeds 250,000 annually.

The Industry

        We believe that both the size of the installed base of RVs and RV usage are the most important factors affecting the demand for our membership clubs, merchandise, products, services and publications. Our core audience is the roughly 30 million RV enthusiasts in North America and the approximately eight million installed base of RVs (defined as the total number of RVs currently in operation in the United States) as estimated by the RVIA. The installed base of North American RVs increased steadily at an average annual rate of 6% from 1991 to 2006, peaking at 390,500 units shipped in 2006. The lowest year for annual unit shipments since 1991 was 2009 at 165,700 units, but 2010 showed a 46.2% increase to 242,300 units shipped. Additionally, the total number of households owning RVs was approximately 6.9 million in 2001, 7.9 million in 2005 and was estimated to reach 8.5 million in 2010 according to the RV Survey.

        Another factor attributed by the RVIA to an increase in the installed base is the positive demographic trend that indicates RV ownership increases with age. According to the RV Survey, the median age of RV owners was 49 in 2005 and RV ownership increases with age, reaching its highest percentage level among those 55 to 64 years old and its second highest percentage level among those 45 to 54 years old. Furthermore, according to the U.S. Census Bureau, the over-45 population in the United States is expected to grow from approximately 121 million in 2010 to approximately 156 million by 2030, which we believe should have a positive impact on RV ownership and usage. RV ownership is also concentrated in the western United States, an area in which the population growth rate continues to be greater than the national average according to the RV Survey. The RV Survey also indicates that RV ownership is associated with higher than average annual household income, which among RV owners was approximately $68,000 per annum as compared to the national average of $60,528 per annum in 2005, when the survey was conducted.

        Furthermore, despite fuel price increases, RV trips remain the least expensive type of vacation according to the PKF Study. The PKF Study also noted that an RV vacation is typically 27% -61% cheaper than other comparable types of vacations studied. While fuel costs are a component of overall vacation costs, the PKF Study determined that fluctuations in fuel prices should not be a significant factor affecting a family's decision to take RV trips.

Credit Strengths

        We believe that our key credit strengths are as follows:

        Attractive Industry Demographics and Stable Installed Base.    Favorable demographic trends indicate that RV ownership should increase during the next several years. According to the RV Survey, overall RV ownership rates have historically been highest in the 45 - 64 age bracket, representing 19.4% of RV ownership. Also, the RV Survey estimates RV owning households will reach 8.5 million by 2010. We believe the aging of the baby boomers is projected to generate growth in the pool of potential RV consumers, with the over-45 population in the U.S. expected to grow from approximately 121 million in 2010 to approximately 156 million in 2030 according to the U.S. Census Bureau. In addition, RV owners have household incomes that generally exceed the national average. We believe that these demographics are attractive for advertisers and third-party providers of our products and services.

        Substantial Barriers to Entry.    We believe we hold a dominant market position within the RV industry due to our rich database of approximately eight million RV enthusiasts. We believe it would be prohibitively expensive to replicate the size and quality of information contained in our database. Through our marketing channels, we are able to collect valuable data on RV owners and enthusiasts and based on such data, we offer valuable products and services to a targeted audience that we believe will be highly likely to purchase our offerings. By offering products and services to a targeted audience we are able to lower our overall marketing costs, improve our profitability and reduce the price offered to consumers which improves our value proposition relative to our competitors. Within our membership club segment, Good Sam Club, which was founded in 1966, and President's Club, founded in 1985, are the largest RV membership clubs in North America. Within our retail segment, Camping World, which has grown to 79 retail stores since inception, is the largest and only national specialty retailer of merchandise accessories and services for RV owners and camping enthusiasts. Through publications and events, we are able to continually create awareness of our brands in the RV community and attract RV owners and enthusiasts.

        Nationwide Footprint.    Within our retail segment, Camping World is the largest and only national specialty retailer of merchandise accessories and services for RV owners and outdoor enthusiasts, with 79 retail stores in 32 states. In 2003, we began a strategy of expanding our footprint in order to more effectively serve our customers whether they are at home or on the road. We opened a total of 60 stores since that time, targeting high traffic, convenient sites located adjacent to major interstates, where customers live, or near major RV destinations.

        Comprehensive Product and Service Offerings Allow Us to Deliver Substantial Value to Our Members.    We believe our comprehensive suite of product and service offerings relative to our competition is a meaningful advantage that provides us greater leverage to negotiate benefits and discounts with third-party service providers for our members. The savings that are provided to our members as a result of these benefits and discounts have outweighed increases in membership dues. Our 1.7 million club members and the approximately nine million consumers in our proprietary database serve as a unique, receptive audience for direct marketing, which we believe significantly lowers customer acquisition costs relative to our competitors and facilitates cost-effective cross-selling. We believe our leading position within the retail market allows us to leverage our buying power, enabling us to purchase our inventory at what we believe are competitive prices. Our retail pricing strategy is to pass along our low merchandise costs to our customers.

        Stable Recurring Cash Flow.    Approximately 71% of our operating income, net of non-recurring, non-cash charges is generated through our non-retail business, which historically has provided a recurring income stream through a core base of loyal customers. Our four established membership clubs have an average five year renewal rate of approximately 65%, which we believe compares favorably to other subscription-based businesses. Similarly, our membership-based products and services have also historically experienced high renewal rates, averaging approximately 85% over the past five years for our largest product and service offerings, emergency road service ("ERS"), RV insurance and extended service plans.

        Significant Operating Leverage.    We have implemented a successful strategy to manage operations through the recent economic cycle. Our disciplined cost saving initiatives have included work force, payroll and employee benefit reductions, office consolidations, right sizing magazine titles, and procurement, marketing and selling expense savings, which we estimate have resulted in net savings of approximately $38.3 million during 2009 as compared to 2008, creating significant operating leverage and improving our cost position.

        Experienced and Successful Management Team.    With an average of fifteen years with our Company and an average of twenty-one years in the industry, our executive management team has a proven track record in direct marketing, retail and media in the RV industry. In addition to the recent successful implementation of cost saving initiatives, the team has developed substantial experience in increasing our target customer base, using strategic alliances to bolster product offerings that create value for our customers and increasing cross-selling opportunities for our high margin product offerings.

Business Strategy

        Maximize Customer Retention with Value-Added Product Offerings.    A key aspect of our strategy is to develop strong membership loyalty by providing an attractive value proposition for club members and offering add-on products specifically targeted to meet their needs as reflected by our strong customer renewal rates. Each of our four primary membership clubs provides our customers with tangible savings which substantially exceed the membership fee. On average, club members benefit by saving approximately five times the cost of their annual membership dues as a result of being able to purchase products and services at discounts made available through our clubs. We believe that the participation levels and renewal rates of club members reflect the benefits derived from their membership. To continue to improve customer renewal rates, we regularly evaluate member satisfaction and actively respond to changing member preferences through the enhancement or introduction of new membership benefits including products and services.

        Cross-Sell Products and Services to Existing Customers.    We proactively cross-sell our products and services across our customer base. For example, one of our core strategies is to offer our safety, finance and security products and services to our Good Sam Club members. We also use our customer database to cost-efficiently market Camping World products through catalogs and the Internet. At the same time, Camping World stores provide direct customer referrals and sales to our membership clubs, products and services. In addition, we use our publications to communicate with our core customer base and to promote our other business segments to existing club members and magazine readers. Our magazines contain relevant content as well as various forms of advertisements for our membership clubs, products and services.

        Continue to Enhance Service Offerings at Camping World.    We recently completed a multi-year capital investment of approximately $40 million in 60 new stores, a distribution center expansion and a systems upgrade, which not only expanded the Company's nationwide footprint and increased our ability to market products and services, but also enhanced efficiency and lowered distribution costs. We are focused on improving profitability by continuing to shift focus to the higher margin service and repair business while expanding service offerings.

        Continue to Enhance Digital Products.    We have developed the most comprehensive source of RV news and information on vehicles, the industry, trends and campgrounds through our RV.net and related websites. Our digital "companion" websites provide our subscribers with additional relevant information tailored to their interests, while providing us with another profitable advertising channel. We currently operate over 50 websites dedicated to the RV lifestyle including CampingWorld.com, a direct channel business which allows us to reach customers who are on the road or who do not live near a retail store.

Membership Clubs

        We operate primarily four membership clubs: the Good Sam Club, President's Club, Coast to Coast Club and Camp Club USA, for RV owners, campers and outdoor vacationers. The membership clubs provide a receptive audience to which we market our products and services.

        The following table sets forth the approximate number of members and annual membership fees as of December 31, 2010, and the approximate average annual renewal rate during the period of 2006 through 2010 for each club:

Membership Club	Members as of December 31, 2010(1)	Annual Membership Fees(2)	Average Annual Renewal Rate(3)
Good Sam Club	866,100	$12 - $ 30	60%
President's Club	745,600	$15 - $ 20	72%
Coast to Coast Club	46,400	$90 - $140	67%
Camp Club USA	42,400	$40 - $ 50	40%

(1)
Includes multi-year and lifetime memberships.

(2)
For a single member, subject to special discounts and promotions.

(3)
Excludes members having lifetime memberships.

        In addition to regular annual memberships, we also sell multi-year memberships. We believe that multi-year memberships provide several advantages, including the up-front receipt of dues in cash, reduced membership costs and a stronger member commitment.

Good Sam Club

        The Good Sam Club, founded in 1966, is a membership organization for RV owners. The Good Sam Club is the largest RV organization in North America with approximately 866,100 members and approximately 1,500 local chapters as of December 31, 2010. The average annual renewal rate for Good Sam Club members was approximately 60% during the period 2006 through 2010. We are focused on selling higher margin multi-year memberships which, among other advantages, reduces the cost of renewal membership. The average length of time for participation in the Good Sam Club is almost seven years with most club members purchasing annual memberships.

        Membership fees range from $12 to $30, depending on the term and type (acquisition or renewal). The benefits of club membership include: discounts for overnight stays at approximately 1,600 participating RV parks and campgrounds; discounts on the purchase of supplies and accessories for RVs at approximately 150 RV service centers; gas, fuel and food discounts; a free annual subscription to Highways, the club's regular news magazine; discounts on our other publications; trip routing and mail-forwarding; and access to products and services developed for club members. Based on typical usage patterns, we estimate that Good Sam Club members realize estimated annual savings from discounts of approximately $124.

        The Good Sam Club establishes quality standards for RV parks and campgrounds participating in its discount program. Campgrounds and parks participating in the Good Sam Club program benefit from increased occupancy and sales of camping related products. We believe we have established discount programs with a considerable portion of for-profit RV parks and campgrounds that meet our quality standards. We monitor our affiliated campgrounds and remove substandard facilities from our program to ensure that our brand image and reputation are not harmed.

        In 1992, we began selling lifetime memberships for the Good Sam Club. In 2010, the average price for a lifetime membership was $330 with 163,200 lifetime members registered as of December 31, 2010. Based on actuarial tables, we expect the average length of a lifetime membership to be 18 years.

        The following table lists the approximate number of club memberships, lifetime club memberships and RV parks and campgrounds at which discounts for members were available as of December 31 for the years 2006 through 2010:

	December 31,
	2006	2007	2008	2009	2010
Good Sam Club memberships(1)	992,000	1,012,500	952,200	930,000	866,100
Lifetime memberships	143,000	146,400	150,900	157,700	163,200
RV parks and campgrounds offering discounts to Good Sam Club members	1,610	1,500	1,520	1,580	1,600

(1)
Includes multi-year and lifetime memberships.

President's Club

        The President's Club program, which was established in 1985, is the discount buyer's club for Camping World and the second largest RV club worldwide (behind only our Good Sam Club). As of December 31, 2010, the President's Club had 745,600 members. The primary benefit offered to members of the President's Club is a 10% discount on all retail merchandise at Camping World stores. The President's Club offers us a cost effective method of acquiring customers who are likely to be receptive to our product and service offerings. We use the significant amount of information gathered when a customer signs up for membership in the President's Club to tailor product offers to his or her likely needs and interests. Additionally, we believe that the President's Club, much like a traditional customer loyalty program, serves to bolster sales at our Camping World stores.

        In addition to the 10% discount at Camping World stores, President's Club members also receive RV View, the club magazine, as well as special mailings, including newsletters and flyers offering selected products and services at special prices. Typically, we use the President's Club brand in the marketing of our products and services to these customers.

        President's Club memberships may initially be obtained for one, two or three years at a cost of $20, $40 or $50, respectively. We estimate that the average President's Club member realizes annual savings of approximately $33. The average annual renewal rate for members of the President's Club was 72% during the period from 2006 to 2010.

        The following table sets forth the approximate number of President's Club memberships and Camping World stores as of December 31 for the years 2006 through 2010:

	December 31,
	2006	2007	2008	2009	2010
President's Club memberships(1)	680,300	738,500	718,500	755,300	745,600
Camping World stores	63	77	78	78	79

(1)
Includes multi-year memberships.

Coast to Coast Club

        The Coast to Coast Club operates a long-established reciprocal use network of private RV resorts in North America. We offer a series of membership benefits depending upon pricing and program type under the Coast to Coast Club name. Members of the Coast to Coast Club belong to a private RV resort owned and operated by parties unrelated to us. Our club members may use the other resorts in the Coast to Coast Club network on a reservation or space available basis and obtain discounts from other non-private campgrounds. As of December 31, 2010, there were approximately 46,400 members in the Coast to Coast Club which had nationwide access to approximately 231 private RV resorts and a network of 190 public affiliated campgrounds that participated in the Coast to Coast Club reciprocal use programs. These private resorts are designed primarily for RV owners, but typically provide camping or lodging facilities, comprised of RVs, cabins, park models, and condominiums. The private resorts provide an RV site with water, sewer and electrical hook-ups and recreational amenities, such as swimming, tennis or fishing, or proximity to theme parks or other recreational activities. We have established quality criteria for resorts to join and remain in the Coast to Coast Club networks.

        For standard annual renewal dues from $89.95 for a single year membership to $559.80 for a multi-year membership, Coast to Coast Club members receive the following benefits: discounts for overnight stays at participating resorts and campgrounds; an annual subscription to Coast to Coast Magazine; the Coast to Coast Directory, which provides information on the participating resorts; discounts on our other publications; access to discount hotels and travel services; and access to ancillary products and services developed for our club members.

        We believe that resorts participating in the Coast to Coast Club networks view access to reciprocating member resorts as an incentive for their customers to join their resort. Because a majority of Coast to Coast Club members own RVs, access to participating resorts throughout North America can be an important complement to local resort membership. Based on typical use patterns, we estimate that Coast to Coast Club members realize estimated annual savings from these discounts of approximately $117. The average annual renewal rate for members of the Coast to Coast Club after the initial one-year membership (which is generally paid by the member resort not the club member) was approximately 67% during the period 2006 through 2010.

        The following table sets forth the approximate number of memberships in the Coast to Coast Club, the approximate number of private resorts participating in the reciprocal use program, and the approximate number of public resorts extending discounts to Coast to Coast Club members as of December 31 for the years 2006 through 2010:

	December 31,
	2006	2007	2008	2009	2010
Coast to Coast Club memberships(1)	78,900	69,600	60,200	53,700	46,400
Participating private resorts	301	241	239	238	231
Participating public resorts	228	210	211	189	190

(1)
Includes multi-year memberships.

Camp Club USA

        Camp Club USA was launched January 2006 as a discount camping club offering a 50% discount on campsites. At December 31, 2010, we had approximately 42,400 members. Annual membership fees range from $39.95 to $49.95. Members receive a variety of benefits, including 50% savings at 1,154 campgrounds, an annual directory with maps, directions, amenities, monthly member giveaways, $50 cash for camping and travel tips, and a monthly eNewsletter with campground updates, features and travel tips. Based on surveys conducted by us, members realize savings at campgrounds ranging from $100 to $150 annually, which significantly exceeds the cost of membership.

        The following table sets forth the approximate number of memberships in the Camp Club USA members and participating campgrounds as of December 31 for the years 2006 through 2010:

	December 31,
	2006	2007	2008	2009	2010
Camp Club USA members	22,900	38,100	41,200	41,300	42,400
Participating campgrounds	603	727	1,113	1,136	1,154

Products and Services

        Our approximately 1.7 million club members provide a receptive audience to which we market our products and services. We promote products and services which either address special needs arising from the activities of our club members or appeal generally to persons within the demographic of our club members. The two products with the largest enrollment are the ERS and the vehicle insurance programs. Most of our safety, finance and security products and services are provided by third parties who pay us a marketing fee, with the exception of ERS where we assume the risk of incurred claims.

Emergency Road Service (ERS)

        We promote various ERS products through our membership clubs, as well as to non-club members. The ERS programs provide towing and roadside assistance for subscribers with annual dues ranging from $69.95 to $139.95. We developed ERS initially for Good Sam Club members in 1984, and, as of December 31, 2010, approximately 30% of Good Sam Club members were enrolled in the Good Sam Club ERS program. We currently market these products through direct mail, advertising in publications, campground directories, space ads, the Internet, telemarketing and direct sales.

        The table below sets forth the approximate total enrollment in the various ERS programs as of December 31 for the years 2006 through 2010:

	December 31,
	2006	2007	2008	2009	2010
ERS Enrollment	379,200	388,500	354,400	356,200	352,000

Vehicle Insurance Programs

        We offer two vehicle insurance programs that offer cost-effective collision and liability insurance suitable to the demographic characteristics and vehicle usage patterns of our various club members. The Vehicle Insurance Program ("VIP") is marketed primarily to the members of Good Sam Club and Coast to Coast Club. The Motor Vehicle Program ("MVP") is marketed to President's Club members. As of December 31, 2010, the two programs had approximately 161,600 members, which represented a 12% and 4% penetration of the Good Sam Club and the President's Club, respectively. During the period 2006 to 2010, the average renewal rate of members participating in these insurance programs was approximately 91%. Our marketing fee revenue is based on the amount of written premiums and the insurance provider assumes all claim risks.

        The following table sets forth the total number of policies in force as of December 31 for the years 2006 to 2010, and the dollar amount of written premiums paid to insurance providers and the marketing fees generated for such periods:

	December 31,
	2006	2007	2008	2009	2010
Total policies in force	201,400	201,700	184,100	168,200	161,600
Written premiums paid to insurance providers (millions)	$253	$243	$218	$197	$187
Marketing fees (millions)	$20	$20	$18	$17	$16

        Other products and services marketed to club members include extended vehicle warranties, vehicle financing, credit cards, supplemental health and life insurance, and financial services. Most of these services are provided to club members by third parties who pay us a marketing fee.

Extended Service Plan

        Our Extended Service Plan ("ESP"), a private label extended vehicle warranty program for RVs, had total net revenue for 2010 of $36.1 million, increasing 4% over 2009. The program had approximately 50,100 policies in force as of December 31, 2010. Sales of new policies were derived from direct mail marketing, print ads in our magazines, Internet and e-mail solicitations, and in Camping World stores. Policy renewals represented 60% of the total revenue from ESP for 2010. We also offer ESP through our Authorized RV Dealer Program. As of December 31, 2010, there were 93 dealer locations authorized to sell extended vehicle warranty and other products and services offered by the Company.

Camping World

Stores

        Camping World is a national specialty retailer of merchandise and services for RV owners. We currently have 79 Camping World retail locations, which are located in 32 states. These stores accounted for approximately 88% of total revenues for 2010, and the remaining 12% was derived from catalog and Internet sales.

        In the RV accessory industry, we believe that Camping World has a high level of positive brand recognition, an effective triple channel distribution strategy (stores, catalogs, and online), and a commitment to offer a broad selection of specialized RV products and services at competitive prices combined with technical assistance and on-site installation. Camping World's stores offer approximately 10,600 products, of which we estimate approximately 70% are not regularly available in general merchandise stores. In addition, general merchandise stores do not provide installation or repair services for RV products, which are available at Camping World's stores. Products sold by Camping World include specialty-sized refrigerators, housewares and other appliances, bedding and furniture, generators and hydraulic leveling systems, awnings, folding boats, chairs, ladders, cleaning and maintenance products, bicycles, hitch-towing, sanitation products, automotive electronics and lifestyle products. Camping World's stores are designed to provide one-stop shopping by combining broad product selection, technical assistance and on-site installation and repair services. We strategically locate Camping World stores in areas where many RV owners live, along major Interstates, and/or in proximity to destinations frequented by RV users.

        Camping World sources its products from approximately 1,100 vendors. Camping World attends regional, national and international trade shows to determine what products it will offer. The purchasing activities of Camping World are focused on RV parts and accessories, electronics, housewares, hardware, automotive, crafts, clothing, home furnishings, gifts, camping and sporting goods.

Camping World uses an automated "plan-o-gram" system to develop and maintain merchandising plans unique to each store and an inventory replenishment system for its operations to improve in stock rates on key items. Camping World believes that the volume of merchandise it purchases from domestic and international suppliers and its ability to buy direct from manufacturers enables it to obtain merchandise at costs which compare favorably to local RV dealers and retailers. Camping World does not enter into material long-term contracts or commitments with its vendors.

        The retail stores are periodically reset to enhance the customers' shopping experience as well as to maximize merchandise offerings. New products and services are introduced in order to keep pace with the advances of the RV industry and to satisfy our customers' needs. Customers take advantage of the state-of-the art performance centers staffed with expert, in-house trained, RV technical consultants and equipped with merchandise demonstrations to assist in educating customers about RV performance products. The resource centers provide a great opportunity to promote a more interactive and consultative selling environment. They are staffed with professionals offering insurance products, extended warranties, ERS products, club memberships, and RV financing, to provide our customers with the breadth of products and services that they have become accustomed to and to facilitate our cross-selling efforts. Finally, store dress, promotional signage and directional signage are periodically refreshed to further enhance our customers' shopping experience at Camping World's stores.

        Camping World's stores generally range in size from approximately 10,000 to 64,000 square feet. Approximately 40% of each store is devoted to a retail sales floor, a customer service area, and a technical information counter; 40% is comprised of an installation facility, which contains 4 to 16 drive-through installation bays; and 20% is allocated to office and warehouse space. Large parking areas provide sufficient space to facilitate maneuvering of RVs. Camping World maintains toll-free telephone numbers for customers to schedule installation and repair appointments. All stores are open seven days a week.

        Camping World has developed dealer partnerships across North America through which Camping World has established Camping World stores alongside or within existing RV dealerships. This marketing strategy has provided an expanded number of customers with access to the vast array of products and services that we offer and generated traffic for our dealer partners. Camping World has established 51 stores alongside or within RV dealerships. Of the Camping World stores that are located alongside or within RV dealerships, 46 are located within dealerships indirectly owned or operated by FreedomRoads. FreedomRoads is indirectly owned and controlled by Stephen Adams, our Chairman.

Mail Order Operations and Internet

        Camping World initiated its catalog operations in 1967. Camping World currently has a proprietary mailing list of approximately 2.5 million RV owners, all of whom have made a purchase or requested a catalog from Camping World within the prior 60 months. Camping World maintains a database of these names, which includes information such as order frequency, size of order, date of most recent order and type of merchandise purchased. Camping World analyzes its database to determine which customers are most likely to order from Camping World's catalogs. As a result, Camping World is able to target customers for catalog mailings more effectively than direct marketers of catalogs offering general merchandise. Camping World continually expands its proprietary mailing list through in-store subscriptions and requests for catalogs in response to advertisements in regional publications directed at RV owners. In addition, Camping World rents mailing lists of RV owners from third parties.

        During 2010, Camping World distributed 3.3 million high-quality, full-color catalogs, 2.8 million of which were mailed in five separate mailings, and the remaining 500,000 catalogs were distributed in stores, at campgrounds and other RV locations, and as package inserts. During the same period, Camping World processed approximately 227,000 catalog orders with an average net order amount of

$115, excluding postage and handling charges. Camping World distributed five high-quality, full-color catalogs during 2010; the Master Catalog, plus the early spring, summer, late summer and fall catalogs.

        The Internet is proving to be a significant, low-cost source for new club members, subscriptions and other ancillary product sales. We maintain over 50 websites, which are accessible through http://www.rv.net, and are experiencing significant growth. Online sales have increased 5.2% to $32.7 million for 2010 compared to 2009.

Marketing

        We market our club memberships and related products and services through direct mail, e-mail, inserts, ride-alongs, space advertisements, promotional events, point of sale, member-get-a-member campaigns, and telemarketing. Direct response marketing efforts account for approximately 41% of new enrollments with the remaining 59% derived from other sources. We use a variety of commercially available mailing lists of RV owners along with our proprietary database in our direct mail efforts. Currently, the most widely used list databases are provided by three commercial list compilers, and direct response lists are prepared from RV industry participants, RV consumer surveys, and proprietary in-house lists.

        Our publications segment solicits advertisements through an internal sales force and by paying commissions to advertising agencies and independent contractors who place advertisements. We believe that the targeted audience for each of our publications is an important factor in attracting advertisers, which include manufacturers of RVs and RV-related products, campground operators and large national RV dealerships as well as manufacturers of powersports vehicles and accessories. Many advertisers are repeat customers with whom we have long-standing relationships.

        We market our retail products through mail order catalogs, direct mail retail flyers, advertisements in national and regional industry publications, vendor co-op advertising programs, promotional events, the President's Club direct mailings and personal solicitations and referrals. Camping World's principal marketing strategy is to capitalize on its broad name recognition among RV owners.

        During 2010, we also operated 30 consumer outdoor recreation shows at 22 venues in 18 cities, which are primarily RV, boat and sport shows. The total audience of RV, boating, powersports and outdoor recreation enthusiasts who attended our shows during 2010 exceeded 250,000.

Operations

        Our customer service operations are located in Denver, Colorado and Bowling Green, Kentucky. The primary focus of these groups is to improve our customers' experience with our products and services and to maintain customer satisfaction with our company. On average, these member service operations process approximately 4,500 telephone calls daily. Approximately 46% of the calls into these centers originates from our catalog mailings or relates to membership acquisition and membership renewals. Customers can contact our customer service operations using toll-free numbers that we provide in our mailings.

        Camping World's catalog and Internet operations, located at its headquarters in Bowling Green, Kentucky, are supported by the customer contact center in the same location. Orders are usually processed and shipped within 24 hours of receipt.

        Fulfillment operations involve the processing of orders and checks principally received by mail. Certain fulfillment operations are performed by third parties. Our publications operations develop the layout for publications and outsource printing to third parties.

Information Support Services

        We utilize integrated computer systems to support our membership club and publishing operations. A database containing all customer activity across our various businesses and programs has been integrated into our websites and call centers. Comprehensive information on each member, including a profile of the purchasing activities of members, is available to customer service representatives when responding to member requests and when marketing our products and services. We employ publishing software for publication makeup and content and for advertising to support our publications operations. A wide-area network facilitates communication within and between our offices. We also utilize information technology, including list segmentation and merge and purge programs, to select prospects for direct mail solicitations and other direct marketing efforts.

        Camping World's management information systems and electronic data processing systems consist of an extensive range of retail, mail order, financial and merchandising systems, including purchasing, inventory distribution and logistics, sales reporting, accounts payable and merchandise management. Camping World's management information system includes point-of-sale registers that are equipped with bar code readers in each store. These registers are polled nightly by a central computer. With this point-of-sale information and the information from Camping World's on-line distribution centers, Camping World compiles comprehensive data, including detailed sales volume and inventory information by product, merchandise transfers and receipts, special orders, supply orders and returns of product purchases to vendors. In conjunction with its nightly polling, Camping World's central computer sends price changes to registers at the point of sale. The registers capture President's Club member numbers and associated sales and references to specific promotional campaigns. Management monitors the performance of each store and mail order operation to evaluate inventory levels, determine markdowns and analyze gross profit margins by product.

Media

        We produce and distribute a variety of publications for select markets in the recreation and leisure industry, including general circulation periodicals, club magazines, directories, and RV and powersports industry trade magazines. Revenues are recognized from the sale of advertising, subscriptions and direct sales of some of the publications. We believe that the focused audience of each publication is an important factor in attracting advertisers.

        The following chart sets forth the circulation and frequency of our publications:

Publication	Average Circulation for the Year Ended December 31, 2010	Number of Issues Published Each Year
Paid Circulation Magazines:
Camping Life	72,961	8
MotorHome	128,173	12
Powerboat	16,811	6
Rider	133,631	12
SnowGoer	59,283	7
Trailer Boats	52,518	9
Trailer Life	195,627	12
Controlled Circulation—Business:
Boating Industry	25,334	11
Campground Management	13,290	12
PowerSports Business	12,092	14
PowerSports Business Dealer Directory	12,136	1
PowerSports Business Market Data Book	12,120	1
RV Business	14,867	6
Controlled Circulation—Consumer:
ATV Magazine	151,439	6
Free Distribution:
Thunder Press-North	24,870	12
Thunder Press-South	20,081	12
Thunder Press-West	31,892	12
Annuals:
Trailer Life RV Parks and Campgrounds Directory	184,009	1
Trailer Life's RV Buyers Guide	69,788	1
Towing Guides	837,044	1
Woodall's Campground Directory	196,048	1
Woodall's Tenting Directory	108,353	1
Club Magazines:
Camp Club USA Directory	88,808	1
Coast to Coast Magazine	56,463	4
Golf Traveler	36,053	1
Highways	886,583	11
RV View	748,126	4

Competition

        We face strong competition in all of our business segments. Our competitors vary in size and the breadth of their product offerings. Many of our competitors have a larger number of financial, distribution, marketing and other resources and some of them have greater market presence and name recognition. We compete directly or indirectly with the following types of companies:

  •
  other specialty retailers that compete with us across a significant portion of our merchandising categories through retail store or direct businesses, such as individual RV dealerships, RV Supply Warehouse and JC Whitney;

  •
  mass merchandisers, warehouse clubs, discount stores and department stores, such as Wal-Mart;

  •
  direct marketer competitors through all media, including the Internet; and

  •
  major national insurance companies and providers of roadside assistance such as AAA.

        By offering significant membership benefits at a reasonable cost and actively marketing to club members, we believe that we have been able to maintain a loyal following for our membership organizations as evidenced by the renewal rates of our membership clubs. We also believe that we are able to use the large volume of purchases by our club members to secure attractive pricing for the products and services marketed by us, which also helps to maintain our loyal customer base.

Seasonality

        Our cash flow is highest in the summer months due to the seasonal nature of the retail segment, membership renewals and advertising prepayments for the annual directories.

Trademarks and Copyrights

        We own a variety of registered trademarks and service marks for the names of our clubs, magazines and other publications. We also own the copyrights to certain articles in our publications. We believe that our trademark and copyrights have significant value and are important to our marketing efforts.

Employees

        As of December 31, 2010, we had 1,565 full-time and 92 part-time or seasonal employees, consisting of 11 executives, 1,104 employees in retail operations, 323 employees in administrative and club operations, 158 employees in publishing and advertising sales, 6 employees in resort services and 55 employees in marketing. No employees are covered by a collective bargaining agreement. We believe that our employee relations are good.

Properties

        The table below sets forth certain information concerning our properties. The leased properties generally provide for fixed monthly rentals with annual escalation clauses. The lease expiration date includes all stated option periods.

	Square Feet	Acres	Lease Expiration
Office Facilities:
Ventura, CA (corporate and media)	74,100		2039
Denver, CO (customer service, warehousing fulfillment, and information system functions).	60,000		2039
Bowling Green, KY (retail administrative headquarters and mail order operations)	31,278		2039
Chesterfield, VA (media sales office)	5,900		2011
Maple Grove, MN (media headquarters)	17,496		2011
Scotts Valley, CA (regional media office)	3,905		2011
Bowling Green, KY (corporate database and online media support)	5,952		2011
Retail Distribution Centers:
Bakersfield, California	164,747	14.827	2037
Franklin, Kentucky	250,000	33.000	2035
Retail Store Locations:
Dothan, AL(1)	18,906	11.275	2025
Oxford, AL(2)	11,828	23.940	2027
Robertsdale, AL(1)	19,670	18.360	2026
North Little Rock, AR(3)	20,592	10.000	2042
Avondale, AZ(1)	1,197	6,070	2027
Earnhardt, AZ(1)	2,000	24.000	2027
Flagstaff, AZ(3)	23,110	7.350	2024
Tucson, AZ	12,145	2.000	2018
Mesa, AZ	27,500	3.140	2047
Bakersfield, CA(1)	23,325	9.940	2023
La Mirada, CA	33,479	5.501	2037
San Marcos, CA	25,522	2.212	2027
Rocklin, CA	29,085	4.647	2037
San Bernardino, CA	18,126	1.665	2012
San Martin, CA	30,698	5.000	2023
Vacaville, CA(3)	35,917	8.700	2024
Valencia, CA(3)	64,410	9.231	2037
Colorado Springs, CO(1)	11,672	26.430	2027
Denver, CO	27,085	4.132	2037
Longmont, CO(1)	5,003	6.750	2026
Bartow, FL(1)	2,808	40.000	2018
Ft. Myers, FL	22,886	4.217	2012
Gulf Breeze, FL(1)	5,747	13.897	2026
Kissimmee, FL	58,382	6.043	2037
St. Augustine, FL(1)	21,875	20.000	2026
Tampa, FL(2)	40,334	3.711	2026
Tallahassee, FL(1)	8,494	12.630	2024
Byron, GA(3)	23,400	7.000	2042
Oakwood, GA(1)	4,510	7.681	2026

	Square Feet	Acres	Lease Expiration
Savannah, GA(1)	6,285	4.898	2026
Woodstock, GA(1)	4,510	7.715	2026
Council Bluffs, IA(3)	23,620	5.770	2023
Boise, ID(1)	6,033	12.690	2018
Island Lake, IL(1)	8,657	17.028	2026
Indianapolis, IN(1)	7,690	30.000	2027
Bowling Green, KY	37,615	2.750	2037
Hammond, LA(2)	27,096	68.454	2034
Belleville, MI	44,248	7.260	2037
Grand Rapids, MI(2)	4,618	9.180	2037
Houghton Lake, MI(1)	6,840	9.500	2018
Rogers, MN	24,700	6.303	2025
Strafford, MO(3)	20,592	8.510	2042
Colfax, NC(1)	6,371	8.094	2026
Statesville, NC(1)	39,050	7.412	2024
Chichester, NH(1)	10,447	1.572	2026
Bridgeport, NJ	24,581	6.920	2031
Lakewood, NJ(1)	3,800	9.912	2027
Albuquerque, NM(1)	20,412	31.434	2026
Henderson, NV	25,850	4.400	2024
Las Vegas, NV(1)	5,000	15.840	2027
Bath, NY(1)	4,356	5.500	2026
Churchville, NY(1)	7,193	10.380	2026
Syracuse, NY(1)	12,242	8.190	2026
Akron, OH(1)	9,025	9.622	2026
Oklahoma City, OK(2)	12,500	8.219	2023
Hillsboro, OR(1)	1,921	6.070	2046
Junction City, OR(2)	21,401	1.970	2036
Wilsonville, OR	32,850	4.653	2016
Wood Village, OR(1)	6,495	11.070	2027
Columbia, SC	23,450	4.140	2017
Myrtle Beach, SC	38,962	5.410	2037
Myrtle Beach, SC(1)	2,298	18.940	2026
North Charleston, SC(1)	13,142	7.690	2027
Spartanburg, SC(1)	11,900	19.263	2033
Chattanooga, TN(1)	9,400	10.840	2024
Knoxville, TN(2)	10,763	24.580	2037
Nashville, TN	34,478	3.238	2037
Anthony, TX(1)	7,061	32.000	2025
Denton, TX	22,984	6.887	2054
Fort Worth, TX(2)	12,102	16.000	2026
Katy, TX(1)	25,913	38.861	2025
Mission, TX	23,094	3.430	2015
New Braunfels, TX(3)	43,397	19.100	2035
Draper, UT	27,675	8.031	2039
Roanoke, VA(3)	35,796	7.690	2023
Winchester, VA	19,400	4.120	2042

	Square Feet	Acres	Lease Expiration
Burlington, WA(1)	23,033	6.500	2025
Fife, WA	35,659	5.840	2032
Madison, WI	20,400	4.866	2043

(1)
This store is leased from a FreedomRoads dealership and the acreage reflects the total dealership property. The square footage reported is the portion of the building leased by Camping World, Inc.

(2)
This store is located with an RV dealership (other than a FreedomRoads dealership) and the acreage reflects the total dealership property. The square footage reported is the portion of the building leased by Camping World, Inc.

(3)
The store is co-located with a FreedomRoads dealership wherein Camping World, Inc. and the dealership are co-tenants or the dealership subleases space from Camping World, Inc. The square footage reported is the portion of the building leased by Camping World, Inc.

        We also lease a body shop of 12,000 square feet on approximately 1.9 acres in Bellville, Michigan.

Legal Proceedings

        From time to time, we are involved in litigation arising in the normal course of business operations. We are not party to any pending legal proceedings that we believe are material to our business.

Regulation

        Our operations are subject to varying degrees of federal, state and local regulation. Specifically, our outbound telemarketing, direct mail, and ERS, as well as certain safety, finance and security products and services provided by third parties, including insurance, RV financing, and extended warranty programs, are currently subject to certain regulation, and may be subject to increased regulation in the future. We do not believe that such federal, state and local regulations currently have a material impact on our operations. However, new regulatory efforts impacting our operations may be proposed from time to time at the federal, state and local level. There can be no assurance that such regulatory efforts will not have a material adverse effect on our ability to operate our businesses or on our results of operations.

Management

        Presented below are our directors, executive officers and other key employees and their respective ages and positions as of June     , 2011.

Name	Age	Position
Marcus A. Lemonis	37	Chief Executive Officer; Chief Executive Officer; President of Camping World, Inc.; and Director
Thomas F. Wolfe	49	Executive Vice President and Chief Financial Officer
Brent Moody	49	Executive Vice President and Chief Administrative and Legal Officer
Laura A. James	54	Senior Vice President, Human Resources
John A. Sirpilla	44	President of Retail Operations of Camping World, Inc.
Kenneth Marshall	52	Executive Vice President of Finance of Camping World, Inc.
Prabhuling Patel	65	Senior Vice President, Products and Services
Stephen Adams	73	Chairman of the Board of Directors
Andris A. Baltins	66	Director

        Marcus A. Lemonis was appointed our Chief Executive Officer on January 24, 2011, and has also been the President and Chief Executive Officer of Camping World, Inc. ("Camping World") since September 13, 2006. On March 18, 2011, Mr. Lemonis was elected a director of the Company. Since 2003, Mr. Lemonis has also served as Chief Executive Officer and President of FreedomRoads. FreedomRoads operates RV dealerships across the United States and is controlled by Mr. Adams. From 2001 to January 2003, Mr. Lemonis served as President, Chief Executive Officer and Chairman of the Board of Directors of Holiday RV Superstores, Inc. Holiday RV Superstores, Inc. filed for bankruptcy on October 18, 2003.

        Thomas F. Wolfe became our Executive Vice President and Chief Financial Officer as of January 24, 2011 and previously served as Senior Vice President and Chief Financial Officer since January 1, 2004. Prior to that time, Mr. Wolfe had been our Vice President and Controller since 1997. From 1991 to 1997, Mr. Wolfe was Vice President of Finance of Convenience Management Group, a privately-owned distributor of petroleum products and equipment. From 1989 to 1991, Mr. Wolfe was Vice President and Controller of First City Properties, Inc. From 1983 to 1988, Mr. Wolfe held a variety of staff and management positions at Deloitte & Touche LLP.

        Brent Moody was appointed Executive Vice President and Chief Administrative and Legal Officer on January 24, 2011. Mr. Moody joined Camping World in 2002 and since that time has served Camping World as Vice President and General Counsel and then Senior Vice President/General Counsel and Business Development as well as General Counsel of the Company from 2004 to 2006. Mr. Moody also serves as the Executive Vice President Business Development and General Counsel of FreedomRoads, a position he has held since September 1, 2006. Prior to that time and since 1998, Mr. Moody was a shareholder of the law firm of Greenberg Traurig, P.A. From 1996 to 1998, Mr. Moody served as Vice President and Assistant General Counsel for Blockbuster, Inc.

        Laura A. James became our Senior Vice President/Human Resources as of January 1, 2004. Prior to that time, Ms. James served as Vice President/Human Resources since 1996. From 1984 until her appointment as Vice President/Human Resources, Ms. James served in various management and staff positions at the Company.

        John A. Sirpilla was appointed President of the Retail Operations of Camping World on January 15, 2008. Prior to that time, Mr. Sirpilla was the Executive Vice President of Operations for Camping World retail stores and FreedomRoads RV dealerships from June 2005 through January 2008. He joined FreedomRoads as a Regional President in October 2003 and ran the Mid-American Region of 14 locations. Mr. Sirpilla was President and CEO of Sirpilla RV Center, Inc. for 15 years prior to joining the company through the acquisition of his dealership.

        Kenneth Marshall has been the Executive Vice President of Finance for Camping World since January 2009. Mr. Marshall has been with Camping World for seven years and has served in the finance, accounting, IT, distribution and logistics and Ecommerce areas of the business during his tenure with the company. Prior to that time and since 2000, Mr. Marshall served as Chief Information Officer of Harwood International, a real estate development company in Dallas, Texas. From 1995 to 2000, Mr. Marshall served as Chief Financial Officer and Chief Operating Officer and was a shareholder of Virtual Solutions, Inc., a technology consulting firm in Dallas, Texas.

        Prabhuling Patel was appointed Senior Vice President of Products & Services as of May 1, 2004. Mr. Patel joined the Company in December 2003 as Vice President of Database Marketing. Prior to that, he served as an advisor to venture capital firms on start-up companies and was also a consultant to the Company from 2002 to 2003. From 2000 to 2002, Mr. Patel was Senior Vice President and General Manager of the outsourcing business of Message Media, Inc., an email marketing company. Prior to 2000, he was President of the Telecommunications, Energy & Cable Division of Experian, a credit bureau and direct marketing services company. He served in senior executive positions running various businesses at Metromail Corporation, which was in the direct marketing services business. Mr. Patel also held a number of executive level positions in marketing, finance, IT, business development and business strategy at Citigroup, Cigna, Household International and Montgomery Ward.

        Stephen Adams has been the Chairman of our board of directors since December 1988. Mr. Adams is also chairman and 90% owner of FreedomRoads, which operates RV dealerships throughout the United States. In addition, Mr. Adams is the Chairman of the board of directors and the controlling shareholder of Adams Outdoor Advertising, Inc. ("AOA"), which operates an outdoor media advertising business through its subsidiaries. Mr. Adams provides a special contribution to the Board of Directors through his long association with the Company as its Chairman since he acquired the Company in 1988, and because he is or has been the owner of a variety of businesses with significant assets and operations during his over 40-year business career during which time he has had substantial experience in providing management oversight and strategic direction.

        Andris A. Baltins has been a director since February 2006. He has been a member of the law firm of Kaplan, Strangis and Kaplan, P.A. since 1979. Mr. Baltins' law firm provides legal services to the Company. Mr. Baltins serves as a director of various private and non-profit corporations. Mr. Baltins also serves as a director of FreedomRoads and of AOA, both of which are controlled by Stephen Adams. Mr. Baltins' contribution comes from his 40-year legal career as advisor to numerous public and private companies and his legal practice in the areas of mergers and acquisitions and corporate law. He has used his experience in complex business transactions to significantly influence board decision-making.

        Directors are elected for terms of one year or until their successors have been duly elected. There are no family relationships between any of the directors and/or executive officers.

        On March 18, 2011, Michael A. Schneider resigned as an officer and director of the Company and as an officer of the subsidiaries of the Company where he also served as an officer. Prior to January 24, 2011 and since January 1, 2004, Mr. Schneider served as President and Chief Executive Officer and as a director of the Company.

Board Functions as Audit Committee

        Our securities are not listed on any national securities exchange and we are not required to maintain a separate audit committee of the Board nor are we subject to the audit committee independence requirements set forth in Rule 10A-3 of the Securities Exchange Act of 1934, as amended. On February 22, 2006, the Board of Directors of the Company disbanded the Audit Committee and assumed its oversight of the integrity of our financial statements; our compliance with legal and regulatory requirements; the retention, independence and qualifications of our independent auditor; and the responsibilities, budget and performance of our independent auditor. The Board of Directors does not have a director that is designated an "Audit Committee Financial Expert," as such term has been defined by the Securities and Exchange Commission, because all of the board members have extensive practical experience in reviewing and evaluating financial statements, including those of the Company. Although the Company is not listed on any national securities exchange, we have used the definition of "independence" promulgated by the New York Stock Exchange for the purpose of evaluating the independence of our directors. None of the directors are independent under the New York Stock Exchange definition.

Compensation Discussion and Analysis

Overview

        The following discussion and analysis describes the Company's compensation objectives and policies as applied to the named executive officers appearing in the Summary Compensation Table below (the "Executive Officers"). This information is intended to provide a framework within which to understand the actual compensation awarded to, earned or paid to each Executive Officer.

        Mr. Schneider, our President and Chief Executive Officer as of December 31, 2010, subsequently became President of Affinity Media, our media division, on January 24, 2011 and resigned as an officer and director of the Company on March 18, 2011. Information regarding Mr. Schneider's compensation is included in this Compensation Discussion and Analysis and the accompanying tables and narrative sections because he was the Company's principal executive officer as of December 31, 2010. Mr. Lemonis replaced Mr. Schneider as Chief Executive Officer of the Company on January 24, 2011.

        In connection with our joint venture agreement with FreedomRoads, some of our officers also perform services for FreedomRoads. Messrs. Sirpilla and Marshall were officers of our Camping World subsidiary prior to entering into the joint marketing agreement with FreedomRoads, and are compensated by the Company. Mr. Lemonis was, before the joint venture agreement was implemented, and currently is, President and Chief Executive Officer of FreedomRoads and receives his primary compensation from FreedomRoads, except for $100,000 in annual salary paid by Camping World. Accordingly, Mr. Lemonis is not included in the Summary Compensation Table below or the following discussion.

Compensation Objectives

        Our executive compensation program is tied closely to our performance and aimed at enabling us to attract and retain the best possible executive talent. In addition, the total compensation opportunities provided to Executive Officers reflect both the responsibility of each position (internal equity) and competitive market levels (external competitiveness).

        Driving Performance:    The Company seeks to significantly correlate the level of compensation paid to its Executive Officers, when taken as a whole, with the financial performance of the Company. In 2010, base salary comprised only 3-20% of the total compensation opportunity for the President and Chief Executive Officer of the Company, Mr. Schneider, and 20-75% of the total compensation opportunity for the other Executive Officers excluding Mr. Sirpilla who was paid only a base salary for

2008 and 2009 and received a discretionary bonus for 2010. The remaining balance of each Executive Officer's total compensation opportunity was dependent upon short-term and long-term increases in Company financial performance and operating profit.

        The base salary and annual incentive awards granted to Executive Officers are designed to reward them for annual achievements, both individually and as a Company. The Company has entered into phantom stock agreements with certain Executive Officers, which are designed to drive long-term Company performance and value, and to retain the Executive Officers.

        Attracting and Retaining Executive Talent:    The Company has structured the incentive opportunities under the annual incentive award programs and the phantom stock agreements to provide Executive Officers with a substantial upside in driving the value of the Company, which it views as a tool for attracting new talent. In addition, the phantom stock agreements, which were based on performance over a multiple-year period, provide Executive Officers with an incentive to stay with the Company.

Determining Compensation

        The Company relied upon its own subjective judgment in designing the compensation opportunities provided to the Executive Officers. Prior to January 24, 2011, Messrs. Schneider and Lemonis made recommendations to the Chairman of the Board of Directors regarding the appropriate levels of total compensation opportunities based upon their review of the individual performance and responsibilities of the Executive Officers under their supervision and the financial and operational performance of the Company or Camping World, as appropriate, as a whole. As of January 24, 2011, Mr. Lemonis is responsible for making recommendations to the Chairman of the Board of Directors regarding appropriate levels of total compensation opportunities for all Executive Officers. The Chairman of the Board of Directors makes the final decision regarding the amount of base salary and annual incentive award opportunity provided to Messrs. Lemonis and Schneider and the phantom stock agreement opportunities for all of the Executive Officers. The Chairman of the Board of Directors also provided Mr. Schneider and Mr. Lemonis with parameters regarding the compensation opportunities to be provided to the remaining Executive Officers. In 2010, Mr. Schneider ultimately determined the amount of compensation opportunities provided to Messrs. Wolfe and Patel within the scope of authority provided by the Chairman of the Board of Directors. In addition, in 2010, Mr. Lemonis ultimately determined the amount of compensation opportunities provided to Messrs. Sirpilla and Marshall within the scope of authority provided by the Chairman of the Board of Directors. The Chairman of the Board of Directors or the Chief Executive Officer of either the Company or Camping World, as the case may be, considers the annual and long-term financial performance of the Company or Camping World in determining the forms and amounts of compensation paid to each Executive Officer.

        The Company does not employ a compensation consultant, nor does it engage in any formal market analysis in determining the levels of total compensation opportunity (or components thereof) provided to each Executive Officer. Generally, the Company attempted to achieve its goal of driving performance by making a significant portion, 80%-95% of the total compensation opportunity provided to Mr. Schneider, and 25%-80% of the total compensation opportunity provided to each of the other Executive Officers, excluding Messrs. Sirpilla and Marshall, dependent upon the Company's annual and long-term performance and value. A higher proportion of the compensation opportunity provided to Mr. Schneider, as compared to the other Executive Officers, was tied to Company performance because he was the leader of the Membership Services and Media segments of the Company's business operations and thus was in a more unique position to influence the performance of those segments of the Company. However, the Company believes that the total compensation opportunities of all the Executive Officers provide a substantial incentive to each of them to drive the performance of the Company—both in the short and long-term.

        Since our equity securities are privately-held, the Company does not grant shares of Company stock or stock options to the Executive Officers. The long-term incentive awards in the form of phantom stock agreements were intended to provide Executive Officers with a cash equivalent to the increase in value of the Company or the business segment of the Company to which the respective Executive Officer provides services that would otherwise be realized in stock or option awards of a company with publicly traded equity securities.

Elements of Compensation

Annual Compensation

Base Salary

        Each Executive Officer receives a minimum level of fixed compensation in the form of base salary which is intended to attract and retain executive talent and to reward Executive Officers for annual achievements. The Company does not review the base salaries of the Executive Officers on a regular basis; however, it has adjusted base salary levels from time to time on a discretionary basis based upon factors such as an increase in the responsibilities or duties of a particular Executive Officer. The Company provided nominal cost of living increases to Messrs. Wolfe and Patel, but no increase for Mr. Schneider in 2008 and 2007. The Company reduced the salaries of Messrs. Schneider, Patel and Wolfe by 15% beginning in late January 2009. In 2008 and 2010, a portion of Mr. Marshall's salary was allocated to FreedomRoads and such portion is excluded from the Summary Compensation Table.

        The amount of base salary paid to each of the Executive Officers for 2010, 2009 and 2008 is reflected in the Salary column of the Summary Compensation Table below.

Annual Incentive Awards

        The Company adopts an annual incentive award program applicable to certain Executive Officers and provides discretionary bonuses to other Executive Officers. Annual incentive awards are tied to Company financial performance measures. The amount of annual incentive award for each participating Executive Officer is estimated at the beginning of the year and is paid throughout the year in connection with the Company's normal payroll cycle. Adjustments based on actual Company financial performance are made at the end of the year. The annual incentive awards and discretionary bonuses are intended to attract and retain executive talent and to reward Executive Officers for annual achievements, both individually and as a Company.

        For 2010, Messrs. Schneider and Wolfe received their annual incentive award based on the actual performance of the Company as measured under the parameters of the annual incentive award program. The amount of the annual incentive awards for Messrs. Schneider and Wolfe were based on 1.0% and 0.25%, respectively, of the Company's income from operations excluding depreciation, amortization, phantom stock expense, other non-recurring expense and the operations of Camping World, Inc. (the "2010 Value"). The 2010 Value was $41.7 million. This amount was paid on a pro rata basis every two weeks, in connection with the regular payroll cycle, based on estimated Company performance. A final measurement of Company performance under the parameters of the annual incentive award is made following the end of the fiscal year. To the extent necessary after year-end, additional payments were made to each of Messrs. Schneider and Wolfe based upon his assigned percentage of actual Company performance during the year. The Company takes a conservative position in estimating the pro rata amounts paid to Messrs. Schneider and Wolfe throughout the year in connection with the regular payroll cycle and, to date, has not made any downward adjustments in the amount of incentive award paid based upon the final performance review. Similar annual incentive award programs were adopted for Messrs. Schneider and Wolfe for 2009 and 2008. These amounts are reflected in the Non-Equity Incentive Compensation column of the Summary Compensation Table.

        The Company may also award discretionary bonuses to Executive Officers based upon exceptional performance or other factors deemed relevant at the time of award. The decision to award discretionary bonuses is a subjective one. Mr. Schneider or Mr. Lemonis make recommendations to the Chairman of the Board of Directors when they believe that a discretionary bonus is appropriate and make actual bonus awards within a range of authority provided by the Chairman.

        For 2010, Mr. Patel participated in a discretionary bonus program. The annual incentive award was subjectively determined by Mr. Schneider based on the performance of the specific subsidiaries and programs of the Company. The amount of annual incentive award for Mr. Patel was $186,500 for 2010 and was paid in the first quarter of 2011. Mr. Patel also received discretionary bonuses determined by Mr. Schneider for 2009 and 2008. These amounts are reflected in the Bonus column of the Summary Compensation Table.

        For 2010, Messrs. Sirpilla and Marshall participated in a discretionary bonus program based on the combined performance of FreedomRoads and Camping World that included a guaranteed minimum bonus payment based upon the review and subjective evaluation by Mr. Lemonis. The amount of bonus paid to Messrs. Sirpilla and Marshall was $170,000 and $109,000, respectively, and was paid pro rata every two weeks, in connection with the regular payroll cycle. Mr. Marshall also received a discretionary bonus determined by Mr. Lemonis for 2009 and 2008 but Mr. Sirpilla did not receive a discretionary bonus for 2009 or 2008. These amounts are reflected in the Bonus column of the Summary Compensation Table.

Long-Term Compensation/Phantom Stock Agreements

        Prior to 2011, the Company entered into phantom stock agreements with selected Executive Officers. In general, payouts under the phantom stock agreements were based upon increases in the base value of certain business units measured over a multiple-year period. The amount earned over the measurement period was generally paid out in three equal annual installments following the end of such period. The first such installment is generally paid in the second quarter of the year following the end of the measurement period once the audited financial statements for the last year of the measurement period have been determined, with the two remaining annual payments made in January of each of the next two years.

        The amount of phantom stock expensed during 2010, 2009 and 2008 for each Executive Officer having a phantom stock agreement in effect in the respective year is included in the Stock Awards column of the Summary Compensation Table below.

        Messrs. Schneider, Wolfe and Patel each entered into phantom stock agreements with the Company in 2010. The agreements are dated January 1, 2010, pursuant to which Mr. Schneider will receive 5.0%, Mr. Wolfe will receive 1.0% and Mr. Patel will receive 0.25% of the increase in Company value as measured over the period beginning as per their respective agreements and ending December 31, 2010. Payouts under the 2010 phantom stock agreements are expected to be made in three equal annual installments beginning 2012, with the exception of Mr. Schneider who will receive one-third of the phantom pay-out under the agreement within 30 days after the date of the termination of his employment and one-third at the next two anniversaries of the termination of his employment. Messrs. Schneider, Wolfe, and Patel also entered into phantom stock agreements with the Company in 2007 with measurement periods ending December 31, 2009. There will not be any payouts under the 2007 agreements.

        Messrs. Sirpilla and Marshall did not earn any awards under any phantom stock agreements during 2008-2010.

Other Elements of Compensation

        The Company provides a full range of benefits to its Executive Officers, including a 401(k) Savings and Profit Plan and the standard medical, dental and disability coverage, which are available to employees generally. The Company believes that these benefits are reasonable in amount and are designed to be competitive with comparable companies.

401(k) Savings and Profit Plan

Company

        The Company sponsors a deferred savings and profit sharing plan (the "401(k) Plan") qualified under Section 401(a) and 401(k) of the Internal Revenue Service Code of 1986, as amended (the "Code"). All employees over age twenty-one, including the Executive Officers, are eligible to participate in the FreedomRoads 401(k) Plan. Employees who had completed one year of service (minimum of 1,000 hours) were eligible for matching contributions. For the plan year 2008, the Company elected Safe Harbor Matching Contribution for the employer match and set the employer match, which vested upon contribution, at an amount equal to 100% of the first 4% of the employee's contribution through July 2, 2008. Effective July 3, 2008, the company suspended the employer matching contributions. Employees may defer up to 60% of their eligible compensation up to Internal Revenue Service limits electing pre-tax contributions or post-tax contributions (Roth contributions). The Company did not pay Employer Matching Contributions for its employees in 2010. The amounts of 401(k) Plan matching contributions by the Company during the past three years are reflected in the All Other Compensation column of the Summary Compensation Table below.

Camping World, Inc.

        Beginning January 1, 2007, Camping World was no longer a participating employer in the Affinity Group 401(k) Plan and elected to begin participating in the FreedomRoads 401(k) Defined Contribution Plan, Freedom Rewards 401(k) Plan, qualified under Section 401(a) and 401(k) of the Internal Revenue Service Code of 1986, as amended (the "Code"). All employees over the age of 18, including the Executive Officers of Camping World, are eligible to participate in the 401(k) Plan. Employees who have completed twelve months of consecutive service are eligible for company match. For the plan year 2008, the matching contribution schedule was 50% up to the first 6% of eligible compensation. Company matching contributions followed a six (6) year graded vesting schedule. Effective June 6, 2008, the company suspended the employer matching contributions. Non-highly compensated employees may defer up to 75% of their eligible compensation up to the Internal Revenue Service limits. Highly compensated employees may defer up to 15% of their eligible compensation up to the Internal Revenue Service limits. The Company did not pay Employer Matching Contributions for the Camping World employees in 2010. The amounts of 401(k) Plan matching contributions by the Company during the past three years are reflected in the All Other Compensation column of the Summary Compensation Table below.

KEYSOP

        Effective January 1999, the Company participated in AGHC's KEYSOP, a non-qualified deferred compensation plan administered through RABBI trusts, for key employees of the Company and its subsidiaries. Messrs. Sirpilla and Marshall elected not to participate in the KEYSOP. Through March 2007, participants could contribute all or a portion of their annual incentive awards and payout from the phantom stock awards to the KEYSOP. Beginning April 1, 2007, future contributions to the KEYSOP were no longer allowed. Trustees under the KEYSOP received such contributions and invest the deferred amounts based upon the specific election of each participant. The Company does not make any matching contributions to the KEYSOP. Payouts under the KEYSOP are based upon the elections of the specific participants and are subject to the rules and regulations governing the KEYSOP program. The remaining assets of the KEYSOP were distributed and the program was dissolved in 2008.

Other Benefit Plans

        Employees of the Company, including the Executive Officers, receive certain medical and dental benefits during their employment. One of the Company's predecessors also provided eligible employees with medical, dental and life insurance coverage after retirement. The estimated future costs associated with such coverage to retirees are reserved as a liability in the Company's consolidated financial statements. Current employees, including the Executive Officers, are not provided medical and dental benefits upon retirement.

Perquisites

        The Company provides its Executive Officers with very limited perquisites as decided by its Board of Directors, which it believes are appropriate components of the compensation package for the particular Executive Officer. The Company pays the premiums on life insurance policies for Mr. Schneider. In addition, Mr. Sirpilla received an annual car allowance of approximately $17,700. To the extent that such aggregate incremental cost to the Company of providing these perquisites to each Executive Officer is equal to or greater than $10,000, such amount is included in the All Other Compensation column of the Annual Compensation Table.

Employment Agreements

        As described in the section entitled "Compensation Discussion and Analysis—Elements of Compensation—Long-Term Compensation/Phantom Stock Agreements" above, the Company has entered into phantom stock agreements with three Executive Officers, Messrs. Schneider, Wolfe and Patel. The phantom stock agreements also include the terms of employment for such Executive Officers, which are described in more detail in the section entitled "Potential Payments upon Termination or Change in Control—Employment Terms in Phantom Stock Agreements" below.

        On March 18, 2011, Michael A. Schneider resigned as an officer and director of the Company and its subsidiaries. Pursuant to his phantom stock agreement, Mr. Schneider will receive one-third of the phantom pay-out under the agreement ($694,501) within 30 days after the date of the termination of his employment and one-third on the next two anniversaries of the termination of his employment. In addition, the Company paid Mr. Schneider a lump sum payment equal to one year salary and bonus ($548,960) in connection with the termination of his employment and will continue his medical benefits for six months.

Summary Compensation Table

        The following table shows, for the fiscal years completed December 31, 2010, 2009 and 2008, the annual compensation paid to or earned by the Company's President and Chief Executive Officer, the Company's Senior Vice President and Chief Financial Officer and the other three most highly compensated executive officers who served as executive officers as of December 31, 2010 (collectively, the "Executive Officers").

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Non-qualified Deferred Compensation Earnings ($)(2)	All Other Compensation ($)(3)	Total ($)
Michael A. Schneider	2010	$85,000	$—	$2,083,503	$463,960	$—	$2,481	$2,634,944
President	2009	86,269	—	—	392,380	—	3,686	482,335
Chief Executive Officer	2008	100,000	—	—	447,000	31,106	7,634	585,740
Thomas F. Wolfe	2010	162,350	—	416,701	203,959	—	270	783,280
Senior Vice President	2009	164,774	—	—	97,500	—	280	262,554
Chief Financial Officer	2008	191,000	—	—	111,750	(13,067)	4,870	294,553
John Sirpilla(4)	2010	480,000	170,000	—	—	—	19,592	668,736
President	2009	480,000	—	—	—	—	18,562	498,562
Retail Operations of	2008	440,000	—	—	—	—	29,778	469,778
Camping World, Inc.
Prabhuling Patel	2010	161,500	186,500	104,175	—	—	1,188	453,363
Senior Vice President	2009	163,912	161,875	—	—	—	1,224	327,011
	2008	184,577	121,125	—	—	(9,306)	6,677	303,073
Ken Marshall(4)(5)	2010	200,000	109,000	—	—	—	1,554	309,992
Executive Vice President of	2009	200,000	75,000	—	—	—	414	275,414
Finance of Camping	2008	110,769	44,635	—	—	—	3,269	158,673
World, Inc.

(1)
Includes dollar amounts recognized for financial statement reporting purposes for the fiscal year ended December 31, 2010, 2009 and 2008 pursuant to the phantom stock agreements and thus may include awards granted in and prior to 2010. These amounts differ from the actual payments described under Long-Term Compensation/ Phantom Stock Agreements as the amounts described in that section include amounts of phantom stock awards earned in prior years.

(2)
The amount of earnings on amounts deferred under the KEYSOP is dependent upon the particular investment choices of the participant, which may include private investments. The Company does not influence or have any involvement in the earnings under the KEYSOP. The amounts shown in the table reflect the aggregate earnings on each Executive Officer's account during 2010, 2009 and 2008 (including earnings that are at or below market). Messrs. Sirpilla and Marshall elected not to participate in the KEYSOP. The remaining assets of the KEYSOP were distributed and the program dissolved in 2008. The Company does not maintain any pension plans. In addition, the Executive Officers do not receive above-market or preferential earnings on compensation that is deferred pursuant to the 401(k) Plan.

(3)
In 2010 and 2009 there were no Company matching contributions for the 401(k). Includes $5,600, $4,600, $3,650, $5,640, and $714 for 2008 of Company matching contributions under the 401(k) Plan for Messrs. Schneider, Wolfe, Sirpilla, Patel and Marshall, respectively. In addition, includes $2,481 and $180 for 2010; $3,686 and $180 for 2009; and $2,034 and $173 for 2008 of Company-paid life insurance premiums for Mr. Schneider and Mr. Sirpilla, respectively. Also includes $17,700 and $0 for 2010; $18,382 and $0 for 2009; $25,955 and $2,399 for 2008 for automobile allowance for Messrs. Sirpilla and Marshall, respectively; and $856 and $562 for Messrs. Sirpilla and Marshall, respectively for 2010 from reallocated forfeitures within the FreedomRoads 401k plan.

(4)
The annual incentive awards paid to Messrs. Marshall and Sirpilla include minimum guaranteed amounts and are included in the Bonus column.

(5)
Does not include compensation paid by FreedomRoads.

Grants of Plan-Based Awards in 2010

        The following table reflects the actual payout to Messrs. Schneider and Wolfe pursuant to the annual incentive award program based on Company performance in 2010, which amounts are shown in the Non-Equity Incentive Plan Compensation column in the Summary Compensation Table. As noted in footnote 1 to the following table, the annual incentive awards paid to Messrs. Sirpilla, Patel and Marshall for 2010 were discretionary and thus are not reflected in this table and are shown in the Bonus column in the Summary Compensation Table.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards Target ($)(1)
Michael A. Schneider	1/1/10	$463,960
President, Chief Executive Officer
Thomas F. Wolfe	1/1/10	$203,959
Senior Vice President Chief Financial Officer
John Sirpilla	—	—
President Retail Operations of Camping World, Inc.
Prabhuling Patel	—	—
Senior Vice President
Ken Marshall	—	—
Executive Vice President of Finance of Camping World, Inc.

(1)
Represents award under the Company's annual incentive award program. The amounts included above reflect the actual payout to each of Messrs. Schneider and Wolfe under the annual incentive award program based upon Company performance in 2010, a portion of which was paid in the year earned with the remainder paid the following year. These amounts are also reflected in the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table for the respective Executive Officer. The annual incentive award program does not include threshold or maximum target amounts. The annual incentive awards paid to Messrs. Sirpilla, Patel and Marshall for 2010 performance were discretionary and thus are not included in the foregoing table. The terms of the Company's annual incentive award program for 2010 are described in more detail under the section entitled "Compensation Discussion and Analysis—Elements of Compensation—Annual Compensation—Annual Incentive Awards" above.

Outstanding Equity Awards at 2010 Fiscal Year-End

        The Company does not grant shares of Company stock or stock options to the Executive Officers. However, the Company has historically entered into phantom stock agreements with certain Executive Officers, which are intended to provide the Executive Officers with a cash equivalent to the increase in value of the Company or Camping World that would otherwise be realized in stock or option awards of a public company. These awards are described in the section entitled "Compensation Discussion and Analysis—Elements of Compensation—Long-Term Compensation/Phantom Stock Agreements" above. All awards earned in 2010 were vested and the pay-out amounts were determined as of December 31, 2010 and are planned to be paid in annual installments beginning 2012 with the exception of the award to Mr. Schneider which will be paid starting in 2011. The following table gives information concerning the vesting of the Executive Officers' interests under phantom stock agreements during 2010 and are shown in the Stock Award column in the Summary Compensation Table.

Option Exercises and Stock Vested in 2010

        The following table gives information concerning the vesting of the Executive Officers' interests under phantom stock agreements during 2010 and are shown in the Stock Award column in the Summary Compensation Table. The amounts shown below are planned to be paid in three annual installments beginning 2012.

	Stock Awards
Name	Number of Shares Acquired on Vesting #(1)	Value Realized on Vesting ($)
Michael A. Schneider	—	$2,083,503	(4)
President, Chief Executive Officer
Thomas F. Wolfe	—	416,701	(3)
Senior Vice President Chief Financial Officer
John Sirpilla(2)	—	—
President Retail Operations of Camping World, Inc.
Prabhuling Patel	—	104,175	(3)
Senior Vice President
Kenneth Marshall(2)	—	—
Executive Vice President of Finance of Camping World, Inc.

(1)
The Executive Officers' interests under the phantom stock agreements are not valued as number of shares but are denominated as a percentage of increases in the value over a multiple-year measurement period, as described in more detail under the section entitled "Compensation Discussion and Analysis—Elements of Compensation—Long-Term Compensation/Phantom Stock Agreements" above.

(2)
Messrs. Sirpilla and Marshall were not a party to phantom stock agreements for 2010.

(3)
As described in more detail under the section entitled, "Compensation Discussion and Analysis—Elements of Compensation—Long-Term Compensation/Phantom Stock Agreements," this amount represents the phantom stock interest earned in 2010 under the agreements entered into on January 1, 2010 with a determination date of December 31, 2010. All awards earned in 2010 are fully vested and are expected to be paid in three equal annual installments commencing 2012.

(4)
On March 18, 2011, Mr. Schneider resigned as an officer and director of the Company and its subsidiaries. Pursuant to his phantom stock agreement, Mr. Schneider will receive one-third of the phantom pay-out under the agreement ($694,501) within 30 days after the date of the termination of his employment and one-third on the next two anniversaries of the termination of his employment.

Nonqualified Deferred Compensation in Fiscal 2010

        Key employees of the Company, including the Executive Officers, were eligible to participate in the KEYSOP, the terms of which are described under the section entitled "Compensation Discussion and Analysis—Elements of Compensation—Other Elements of Compensation—KEYSOP" above through March 2007. The eligible Executive Officers could elect to defer all or a portion of their annual incentive awards and payout from the phantom stock awards to the KEYSOP. Beginning April 1, 2007 future contributions to the KEYSOP were no longer allowed. Trustees under the KEYSOP receive such contributions and invest the deferred amounts based on the specific elections of each participant. Participants may invest in a wide range of products, excluding certificates of deposits and money market accounts. The Company does not make matching contributions to the KEYSOP. The remaining assets of the KEYSOP were distributed and the program was dissolved in 2008.

Potential Payments upon Termination or Change-in-Control

        Overview:    The tables below reflect the estimated amount of compensation that would be payable to each Executive Officer under the terms of his phantom stock agreement in the event of termination of such Executive Officer's employment under any one of the following scenarios:

  •
  Without cause by the Company; or

  •
  Without cause by the Company or with good reason by the Executive Officer in connection with a change in control.

        An Executive Officer is not entitled to a severance payment upon (i) termination of the phantom stock agreement or employment at any time by the Executive Officer (other than termination with good reason in connection with a change in control); (ii) death of the Executive Officer or (iii) disability of the Executive Officer.

        The amounts set forth in the tables below do not reflect any applicable tax withholdings or other deductions by the Company from the amounts otherwise payable to the Executive Officers upon termination of employment.

        Potential Payments Upon Termination Without Cause by the Company:    The phantom stock agreements provide for severance payments to the Executive Officers in the event the Company terminates their employment without "cause." "Cause" includes, but is not limited to:

  •
  The Executive Officer's breach of the terms of the phantom stock agreement or any other legal obligation of the Company; or

  •
  The Executive Officer's fraud, dishonesty, negligence, misconduct or other deliberate action which causes injury to the Company or any of its subsidiaries or to their respective reputations or an act of the Executive involving moral turpitude or a serious crime.

        For purposes of calculating the potential payments set forth in the table below, we have assumed that the date of termination was December 31, 2010. The total amounts set forth in the table below would be distributed to each Executive Officer in a lump sum within 30 days after the determination of the amount of accrued but unpaid annual incentive award.

Benefits and Payments	Mr. Schneider		Mr. Wolfe		Mr. Sirpilla		Mr. Patel		Mr. Marshall
Basic Compensation	$918,452	(2)	$366,309	(3)	—	(4)	$232,000	(5)	$200,000	(6)
Accrued and unpaid annual incentive award(1)	83,960		20,960		—		186,500		—

Total	$1,002,412		$387,269		—		$418,500		$200,000

(1)
Represents an amount equal to each Executive Officer's accrued but unpaid annual incentive award as of December 31, 2010.

(2)
Represents an amount equal to Mr. Schneider's base salary and annual incentive award as of December 31, 2010, divided by 52 weeks, times 87 weeks. As of December 31, 2010, Mr. Schneider had been employed with the Company for 34 years. The annual base salary and annual incentive award in effect for Mr. Schneider as of December 31, 2010 is reflected in the Salary column and Non-Equity Incentive Plan Compensation column, respectively, of the Summary Compensation Table above.

(3)
Represents an amount equal to one full year of the base salary and annual incentive award to Mr. Wolfe as of December 31, 2010. The annual base salary and annual incentive award in effect as of December 31, 2010 is reflected in the Salary column and the Non-Equity Incentive Plan Compensation column, respectively, of the Summary Compensation Table above.

(4)
Mr. Sirpilla is not a participant in a current phantom stock agreement and is not entitled to any payments upon termination or change of control.

(5)
Represents an amount equal to eight months of base salary and annual incentive award for Mr. Patel as of December 31, 2010. The annual base salary and annual incentive award in effect as of December 31, 2010 is reflected in the Salary column and Bonus column, respectively, of the Summary Compensation Table above.

(6)
Represents an amount equal to one full year of base salary for Mr. Marshall, as per his employment agreement. Mr. Marshall is not a participant in a current phantom stock agreement.

        Potential Payments Upon Termination by Executive Officer with Good Reason upon a Change in Control:    The phantom stock agreements entered into by Messrs. Schneider, Wolfe and Patel provide for severance payments in the event their employment is terminated without "cause" by the Company (as defined in the preceding section) or with "good reason" by the Executive Officer in connection with a "change in control." A "change in control" will be deemed to have occurred under the phantom stock agreements at such time as:

  •
  Stephen Adams, his spouse, lineal descendants and trusts for the benefit of such persons cease to beneficially own (as defined under Rule 13d-3 of the Act), directly or indirectly a majority of the voting equity interests of the Company;

  •
  There is a consolidation or merger of Good Sam Enterprises, LLC or its parent (or such other entity that holds in excess of 80% of the issued and outstanding equity securities of Affinity Group Holding, LLC) (the "Parent"), in which the Company or the Parent is not the surviving entity or in which the holders of the voting equity interests in the Company or the Parent, as the case may be, do not continue to hold at least a majority of the voting equity interests of the surviving entity following the merger;

  •
  There is a sale, lease or transfer of all or substantially all of the assets of the Company or the Parent to any person or group; or

  •
  The shareholders of the Company or the Parent shall approve a plan or proposal for the liquidation or dissolution of the Company or the Parent, as the case may be.

        The phantom stock agreements define "good reason" as the occurrence of one or more of the following events, without the Executive Officer's written consent, within 3 years following a change in control (or before the change in control if the occurrence is directly connected to the change in control and the change in control occurs):

  •
  A change in the Executive Officer's duties, authorities or any other responsibilities (including status, offices, titles and reporting requirements);

  •
  A reduction in base salary or annual incentive award compensation; or

  •
  A relocation of the Executive Officer outside the same metropolitan area as the Executive Officer's current office location.

        For purposes of calculating the potential payments set forth in the table below, we have assumed that the date of termination was December 31, 2010. The amounts of basic compensation and accrued but unpaid annual incentive award would be paid in a lump sum within 30 days after the determination of the amount of the accrued annual incentive award.

Benefits and Payments	Mr. Schneider		Mr. Wolfe		Mr. Sirpilla		Mr. Patel		Mr. Marshall
Basic Compensation (base salary and annual incentive award)	$918,452	(3)	$366,309	(4)	—	(5)	$232,000	(6)	$200,000	(7)
Accrued and unpaid annual incentive award(1)	83,960		20,960		—		186,500		—
Life and Health Insurance Benefits(2)	53,892		45,288		—		33,084		—

Total	$1,056,304		$432,557		—		$451,584		$200,000

(1)
Represents an amount equal to each Executive Officer's accrued but unpaid annual incentive award as of December 31, 2010.

(2)
Represents the value of health benefits for a three year period following termination based on a monthly premium of $1,258 for Messrs. Schneider and Wolfe, and $919 for Mr. Patel. In the case of Mr. Schneider, also includes the value of life insurance benefits for a period of three years following termination based on a monthly premium of $239.

(3)
Represents an amount equal to Mr. Schneider's base salary and annual incentive award as of December 31, 2010, divided by 52 weeks, times 87 weeks. The annual base salary and annual incentive award in effect for Mr. Schneider as of December 31, 2010 is reflected in the Salary column and Non-Equity Incentive Plan Compensation column, respectively, of the Summary Compensation Table above.

(4)
Represents an amount equal to one full year of the base salary and annual incentive award of Mr. Wolfe as of December 31, 2010. The annual base salary and annual incentive award in effect as of December 31, 2010 is reflected in the Salary column and the Non-Equity Incentive Plan Compensation column, respectively, of the Summary Compensation Table above.

(5)
Mr. Sirpilla is not a participant in a current phantom stock agreement and is not entitled to any payment upon termination or change of control.

(6)
Represents an amount equal to eight months of base salary and annual incentive award for Mr. Patel as of December 31, 2010. The annual base salary and annual incentive award in effect as of December 31, 2010 is reflected in the Salary column and Non-Equity Incentive Plan Compensation column, respectively, of the Summary Compensation Table.

(7)
Represents an amount equal to one full year of base salary of Mr. Marshall as per his employment agreement. The annual salary in effect, as of December 31, 2010, is reflected in the salary column of the Summary Compensation Table above. Mr. Marshall is not a participant in a current phantom stock agreement.

        Non-Competition and Non-Solicitation Agreements:    The phantom stock agreements for Messrs. Schneider, Wolfe and Patel each include an eighteen month covenant not to compete and a one year non-solicitation covenant. The employment agreement for Mr. Marshall includes a two year covenant not to compete and a one year non-solicitation covenant.

        Employment Terms of Phantom Stock Agreements:    In addition to establishing the parameters for phantom stock incentive awards (as described under the section entitled "Compensation Discussion and Analysis—Elements of Compensation—Long-Term Compensation/Phantom Stock Agreements") and the severance payments described above, the phantom stock agreements set forth the terms of employment for each Executive Officer as follows:

  •
  Mr. Schneider:  Mr. Schneider's phantom stock agreement, dated January 1, 2010, provides that he will be employed as the President and Chief Executive Officer of the Company. Mr. Schneider is entitled to receive a base salary and annual incentive award in accordance with such practices and procedures as are generally applicable to other employees. The term of the phantom stock agreement expired on December 31, 2010.

  •
  Mr. Wolfe:  Mr. Wolfe's phantom stock agreement, dated January 1, 2010, provides that he will be employed as the Senior Vice President and Chief Financial Officer of the Company. Mr. Wolfe is entitled to receive a base salary and annual incentive award in accordance with such practices and procedures as are generally applicable to other employees. The term of the phantom stock agreement expired on December 31, 2010.

  •
  Mr. Patel:  Mr. Patel's phantom stock agreement, dated January 1, 2010, provides that he will be employed as a Senior Vice President of the Company. Mr. Patel is entitled to receive a base salary and annual incentive award in accordance with such practices and procedures as are generally applicable to other employees. The term of the phantom stock agreement expired on December 31, 2010.

        Each Executive Officer's phantom stock agreement also provides that he (i) will be eligible to receive such benefits as are provided by the Company from time to time to similarly situated employees and (ii) will be eligible to participate in any future bonus programs adopted by the Company. An Executive Officer may terminate his employment upon two-weeks' notice. The Company may terminate the employment of an Executive Officer at any time upon written notice, effective immediately.

Employment Agreement

        Mr. Marshall has an employment agreement with Camping World dated May 31, 2007 that provided for a base salary and a discretionary bonus program based on the combined performance of FreedomRoads and Camping World that includes a guaranteed minimum bonus payment based upon the review and evaluation by Mr. Lemonis. The agreement includes a two year covenant not to compete and a one year non-solicitation covenant.

Director Compensation in 2010

        The Company paid its non-management directors a monthly director's fee of $900 per month for the first two months of 2010. On March 19, 2010, Messrs. Frith-Smith, Gleason, Pransky and Smith resigned from the Company's Board of Directors. Andris A. Baltins remains as its only non-management director and his director fee was changed to $5,000 per month commencing January 1, 2010. The Company does not compensate Messrs. Adams or Schneider for their service on the Board of Directors. Mr. Schneider resigned as a director on March 18, 2011. The Company does not provide any other compensation or benefits to the members of its Board of Directors. During 2010, the following fees were earned or paid in cash to the respective director:

Name	Year	Fees Earned or Paid in Cash ($)
Andris A. Baltins	2010	$69,000	(2)
David Frith-Smith(1)	2010	1,800
J. Kevin Gleason(1)	2010	1,800
George Pransky(1)	2010	1,800
Townsend C. Smith(1)	2010	1,800

(1)
Resigned as directors effective March 19, 2010.

(2)
Mr. Baltins received director fees of $5,000 per month plus a make-up of $9,000 for reduced fees in prior years.

Compensation Committee Interlocks and Insider Participation

        The Company's Board of Directors determines the compensation of the executive officers. Michael A. Schneider, President and Chief Executive Officer of the Company until January 24, 2011 and an officer and director until March 18, 2011, served on the Board of Directors until March 18, 2011. Mr. Schneider also serves as a director of AOA, which is controlled by Mr. Adams. In addition, Mr. Gleason, who served as a member of the Company's Board of Directors until March 19, 2010, is also the Chief Executive Officer of AOA.

Compensation Policy Risk Assessment

        The Company operates three business segments, Membership Service, Retail and Media, with different levels of profitability and thus the Company's compensation policies and practices are not the same for each executive officer and other employees. There is a risk that overall employee compensation and policies could have a material adverse effect on the Company. Considering that the Board of Directors reviews compensation policies and agreements annually, management believes this risk is minimal.

Security Ownership of Beneficial Owners and Management

        We are a wholly-owned subsidiary of Affinity Group Holding, LLC, or the Parent. Our Parent is an indirect wholly-owned subsidiary of AGI Holding Corp., or AGHC, a privately-owned corporation. The following table sets forth, as of December 31, 2010, information with respect to the beneficial ownership of the common stock of our ultimate parent, AGHC, by each shareholder who is known to us to beneficially own more than 5% of the outstanding shares, each director, each executive officer listed under the caption "Management" and all of our executive officers and directors as a group.

Name and Address of Beneficial Owner	Number of Shares of Stock Owned(1)	Percent of Common Stock
Stephen Adams, Director 2575 Vista Del Mar Drive Ventura, CA 93001	1,407.7	100.0%

(1)
The beneficial owners have sole voting and investment power with respect to the shares in the table.

Certain Relationships and Related Transactions

Support Agreement with Mr. Stephen Adams

        On June 5, 2009, as a condition to an amendment to then outstanding senior credit facility, Stephen Adams, Chairman of the Board of Directors and the shareholder of our ultimate parent, AGI Holding Corp., or AGHC, and the Company, entered into that certain Support Agreement pursuant to which Mr. Adams agreed to (i) arrange for the purchase of approximately $26.6 million in principal amount of the term portion of the senior credit facility by new lenders, (ii) enhance the yield to such new lenders, (iii) purchase a portion of the AGHI Existing Notes held by one of such new lenders at a premium to the most recent market price, (iv) contribute $8.5 million in capital to the Company and (v) guarantee two required principal payments on the term loans under the senior credit facility, aggregating $15.0 million. In consideration of Mr. Adams' financial commitments under the Support Agreement, the Company agreed to pay Mr. Adams, upon successful refinancing of the Company's then outstanding senior secured credit facility, a success fee equal in amount to the fair value of such support, which was subsequently valued by an independent financial adviser at $26.7 million. Mr. Adams contributed his receivable in the amount of $26.7 million to the capital of the Company in connection with the issuance of the notes, which refinanced the Company's previous senior credit facility, and the Support Agreement was terminated concurrently the issuance of the old notes on November 30, 2010.

Option Agreement with FreedomRoads

        On December 1, 2009, our Parent and FreedomRoads entered into that certain Option Agreement, which grants the Company the right and option (the "Option") to purchase FreedomRoads' "choice model" insurance business for a $5.0 million refundable deposit, of which $2.5 million was required to be paid up-front, with the balance payable on or before the earlier of (i) the date on which the costs of FreedomRoads incurred in implementing business policies required by the Company exceed $5.0 million or (ii) December 15, 2011. The Option is exercisable on or after May 15, 2012, but before May 15, 2013. In the event the Option is not exercised, the Company has the right to the return of the deposit, less costs incurred by FreedomRoads. The $2.5 million upfront payment is reported in non-current assets on the Company's balance sheet as of December 31, 2010. Our Chairman, Stephen Adams, is also the beneficial owner of FreedomRoads.

FreedomRoads Database License

        Pursuant to that certain Database Contract, dated as of December 14, 2009, by and between FreedomRoads and the Company, the Company paid to FreedomRoads, a one-time fee of $1.8 million for the non-exclusive license to access the FreedomRoads database for use in connection with the sale and promotion of RV products and services for an initial term of ten years. The $1.4 million access fee is reported in Other Non-current Assets, and the current portion of $180,000 is reported in Prepaids on the Company's balance sheet as of December 31, 2010. The Company has no further financial obligations under the Database Contract but has the continuing right until December 14, 2019 to the use of the data licensed by the Company under the contract.

FreedomRoads Cooperative Resources Agreement

        In October 2010, the Company, Camping World and FreedomRoads entered into that certain Second Amended and Restated Cooperative Resources Agreement pursuant to which the parties make their databases available to each other for use in their respective businesses and agree to receive and provide certain reports containing club member and customer information. In addition, FreedomRoads is granted (i) the right to market and advertise its business in all of the Company's and Camping World's marketing channels and (ii) a non-transferable, non-assignable license to use certain Camping World's trademarks in connection with its business. In consideration for such license, FreedomRoads is obligated to pay a license fee to the Company beginning October 1, 2010, in an amount equal to $937,500 per quarter. FreedomRoads is also obligated to reimburse the Company's Camping World subsidiary for costs associated with the management, maintenance and monitoring of the FreedomRoads customer database, and for call center and online retail services.

        The term of the agreement is for 25 years, subject to certain early termination provisions, including a change of control of any of the parties, the entry of a final judgment against any party for the payment of money in excess of $2.5 million or a default by any party under any agreement which is likely to result in a claim exceeding $2.5 million.

        The Indenture prohibits us from (i) amending, supplementing or waiving any provision of the agreement in any manner that would be adverse to us or (ii) terminating such agreement. In addition, FreedomRoads' failure to make payments to us under the agreement will be, in certain circumstances, an event of default under the Indenture. See "Description of the Notes—Certain Covenants—Amendment of Cooperative Resources Agreement" and "—Events of Default and Remedies."

Camping World and FreedomRoads Joint Venture Agreement

        In February 2006, Camping World and FreedomRoads entered into that certain Joint Venture Agreement pursuant to which the parties are to act cooperatively with a view to maximizing synergies and to locate, establish and utilize mutually beneficial relationships that are available only to the parties acting together that would not otherwise be available to either party independently. Under this agreement, the Company paid FreedomRoads approximately $21.0 million, $18.6 million and $7.7 million for the 2010, 2009 and 2008 fiscal years, respectively, and FreedomRoads paid the Company approximately $30.8 million, $24.7 million and $27.7 million for 2010, 2009 and 2008 fiscal years, respectively.

FreedomRoads Leases

        In connection with our effort to expand the number of Camping World stores by developing retail alliances with RV dealerships across North America, the Company established 46 Camping World stores alongside or within RV dealerships owned by FreedomRoads as of December 31, 2010, and we expect additional Camping World stores alongside or within such RV dealerships in the future. As of December 31, 2010, the Company leased 37 properties from FreedomRoads and sub-leased three properties to FreedomRoads, and Camping World was a joint tenant with FreedomRoads under six leases. Total payments by Camping World to FreedomRoads under these 37 leased properties for the

2010, 2009 and 2008 fiscal years were approximately $5.5 million, $5.7 million and $4.2 million, respectively. Future commitments under these leases total approximately $28.8 million. The leases expire at various dates from August 2013 through August 2026. For the 2010, 2009 and 2008 fiscal years, lease payments received from FreedomRoads for the three subleased properties were approximately $0.4 million, $0.4 million and $0.7 million, respectively, and future payments to be received under these subleases total approximately $2.0 million. We believe these leases were at rental rates that were at or below market at the time made and are on customary arms-length terms.

Sale of Real Estate Properties to Affiliate

        On December 5, 2001, we sold eleven real estate properties to eleven separate wholly-owned subsidiaries of AGRP Holding Corp, a wholly-owned subsidiary of AGHC, for $47.5 million in cash and a $4.8 million note receivable. The properties have been leased back to us on a triple net basis. These leases are classified as operating leases and the average net annual lease payments over the lives of the leases are $3.4 million. These leases have initial terms of 25 to 27 years with two five-year options at the then current market rent. The $4.8 million note receivable yields 11% per annum, with monthly payments of approximately $46,000 and a ten-year balloon due December 2011.

Remnant Billboard Agreement

        On July 1, 2010, Camping World and Adams Outdoor Advertising Marketing Company entered into an agreement pursuant to which Camping World has the right to use outdoor advertising space at cost on billboards that become available because the billboards would otherwise be vacant. Camping World made a deposit of $1 million and, as remnant boards are utilized by Camping World, the usage cost is applied against the deposit. Any unused portion of the deposit is to be returned to Camping World upon termination of the agreement. The agreement may be terminated by either party on 30 days notice. Our Chairman, Mr. Adams, beneficially owns over 90% of Adams Outdoor Advertising Marketing Company.

Policy regarding Related Party Transactions

        All related party transactions are first approved by the Company's Board of Directors and then confirmed in a written agreement. Messrs Lemonis and Wolfe are responsible for implementation of such agreements.

Director Independence

        The Company's securities are not listed on any national securities exchange and the Company is not subject to any director independence requirements. In addition, the Company has not adopted its own standards of director independence. For purposes of this disclosure, the Company has reviewed the independence of its directors under the standards adopted by the New York Stock Exchange. The Company believes that none of the members of the board of directors is independent under the New York Stock Exchange standards.

Description of Certain Other Indebtedness

CW Credit Facility

        On March 1, 2010, two of our subsidiaries, Camping World, Inc. and CWI, Inc., together "Camping World," entered into a credit agreement (as amended), which we refer to as the CW Credit Facility, providing for an asset based lending facility of up to $25.0 million, of which up to $20.0 million less the aggregate amount of outstanding letters of credit in excess of $5 million is available for revolving loans and up to $10.0 million is available for letters of credit. The availability under the CW Credit Facility is subject to a borrowing base calculated on the basis of certain of Camping World's and its subsidiaries' eligible accounts receivable and inventory. As of December 31, 2010, $6.0 million in revolving loans was borrowed and $6.6 million of letters of credit were issued under the CW Credit Facility.

        The Indenture will allow us to refinance the CW Credit Facility with one or more senior secured debt facilities providing for the ability to borrow an aggregate principal amount of up to $25.0 million (with the amount drawn or otherwise outstanding under such facilities, other than letters of credit, not to exceed $20.0 million). We or any of our subsidiaries may act as borrowers under any such replacement facility. See "Description of the Notes."

        The following summary of the CW Credit Facility is not a complete description of all of the terms of the CW Credit Facility and is subject to, and qualified in its entirety by reference to, the complete text of the credit agreement. A copy of the credit agreement and amendments thereto constituting the CW Credit Facility are included as Exhibit 4.7 to the Registration Statement of which this Prospectus is a part. Capitalized terms used and not defined in this "Description of Certain Other Indebtedness" have the meanings given to such terms in the CW Credit Facility.

Maturity

        The CW Credit Facility matures on September 1, 2014.

Collateral; Guarantees

        Borrowings under the CW Credit Facility are guaranteed by the subsidiaries of Camping World other than CWFR and are secured by a pledge of the stock of Camping World and its subsidiaries other than CWFR and liens on substantially all of the assets of Camping World and its subsidiaries other than CWFR.

Interest Rates; Fees

        Under the CW Credit Facility, revolving loan borrowings accrue interest at the option of Camping World either:

  •
  at a per annum rate equal to 2.75% above the Base Rate (defined as the highest of (i) the rate announced from time to time by the administrative agent as its "prime rate," (ii) the federal funds rate plus 50 basis points or (iii) the Eurodollar Rate); or

  •
  at a per annum rate equal to 2.75% above the Eurodollar Rate.

        Upon the occurrence of an event of default, interest accrues at a default rate equal to 2% in excess of the applicable interest rate. The CW Credit Facility also provides for customary letter of credit fees, unused line fees and other fees.

Covenants

        The CW Credit Facility contains affirmative and negative covenants customary for similar credit facilities, which among other things, require that Camping World deliver financial and other information to the administrative agent, meet a minimum EBITDA, limit the amount of net receivables permitted to be owed to Camping World and its subsidiaries from affiliates of Camping World to $8 million in the aggregate, with no more than $6.0 million of net receivables from FreedomRoads and its subsidiaries, and restrict Camping World's ability and the ability of Camping World's subsidiaries, subject to certain exceptions, to incur liens, incur or guarantee additional indebtedness, make restricted payments, make capital expenditures, engage in transactions with affiliates and make certain investments. In addition, Camping World and its subsidiaries are not permitted to open more than four new stores during any fiscal year.

Events of Default

        The CW Credit Facility contains customary events of default, including, among others, failure to pay principal, interest, reimbursement obligations with respect to any letter of credit or fees, violation of covenants, inaccuracy of representations and warranties, bankruptcy events, certain ERISA-related events, cross-defaults to other agreements, change of control events, and invalidity of guarantees or security documents. Another event of default would occur if certain key employees of Camping World and its subsidiaries cease to hold their current positions and are not replaced by a person reasonably satisfactory to the administrative agent under the CW Credit Facility.

        Some events of default would be triggered only after certain cure periods have expired, or provide for materiality thresholds. If an event of default has occurred and is continuing, the lenders are entitled to take various actions, including terminating their commitments and accelerating amounts due under the CW Credit Facility.

Description of the Notes

        The old notes were issued and the exchange notes will be issued under the Indenture dated as of November 30, 2010 (the "Indenture"), among the Company, the Guarantors and The Bank of New York Mellon Trust Company, N.A., as trustee (in such capacity, the "Trustee") and collateral agent (in such capacity, the "Collateral Agent"). The old notes and the exchange notes are referred to collectively in this "Description of the Notes" as the "Notes." The Notes are subject to all of the terms of the Indenture. The terms of the exchange notes are identical in all material respects to the old notes, except that the exchange notes no longer will contain transfer restrictions and holders of exchange notes no longer will have any registration rights. The trustee will authenticate and deliver exchange notes only in exchange for a like principal amount of old notes. Any old notes that remain outstanding following consummation of this exchange offer, together with the exchange notes, will be treated as a single class for all purposes under the Indenture. The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the "TIA").

        Certain defined terms used in this description are defined under the caption "—Certain Definitions." In this description, the term "Company" refers only to Good Sam Enterprises, LLC, formerly known as Affinity Group, LLC, a Delaware limited liability company as the successor to Affinity Group, Inc., and not to any of its Subsidiaries or parent companies.

        The following description is a summary of the material provisions of the Indenture, the Collateral Documents, the Intercreditor Agreement and the Registration Rights Agreement. It does not restate those agreements in their entirety and we urge you to read them because they, not this description, define your rights as holders of the Notes. You may request copies of these agreements at our address set forth under the heading "Available Information and Reports to Note Holders."

General

        The Notes are:

  •
  senior secured Obligations of the Company;

  •
  rank equal in right of payment with all existing and future senior Indebtedness of the Company, including borrowings under Credit Facilities;

  •
  rank senior in right of payment to all existing and future subordinated Indebtedness of the Company;

  •
  are secured on a second-priority basis by Liens on substantially all of the Company's assets, other than the Excluded Collateral, subject to Permitted Liens;

  •
  are effectively junior to the Company's Obligations secured by Permitted Liens, including the Company's Obligations under Credit Facilities, to the extent of the value of the collateral securing such Obligations; and

  •
  are unconditionally Guaranteed, jointly and severally, on a senior secured basis, by all of the Company's current and future Domestic Subsidiaries other than Unrestricted Subsidiaries as set forth below.

        Each Guarantee of the Notes (a "Note Guarantee"):

  •
  is a senior secured obligation of the Guarantor;

  •
  rank equal in right of payment with all existing and future senior Indebtedness of such Guarantor, including such Guarantor's Obligations under its Guarantee of Credit Facilities;

  •
  rank senior in right of payment to all existing and future subordinated Indebtedness of such Guarantor;

  •
  is secured on a second-priority basis by Liens on substantially all of the Guarantor's assets, other than the Excluded Collateral, subject to Permitted Liens; and

  •
  is effectively junior to such Guarantor's Obligations secured by Permitted Liens, including such Guarantor's Obligations under Credit Facilities, to the extent of the value of the collateral securing such Obligations.

        Foreign Subsidiaries and Unrestricted Subsidiaries will not Guarantee the Company's Obligations under the Notes. Therefore, the Notes will be effectively subordinated to the existing and future liabilities of the non-guarantor Subsidiaries of the Company, including trade creditors, secured creditors and other creditors holding debt and Guarantees issued by such non-guarantor Subsidiaries, as well as claims of preferred and minority stockholders (if any) of such non-guarantor Subsidiaries. The Company will have the ability to designate any Restricted Subsidiary that is a Guarantor as an Unrestricted Subsidiary in accordance with the applicable provisions of the Indenture. See "Risk Factors—Risks Related to the Notes—There are circumstances other than repayment or discharge of the notes under which the collateral securing the notes and the related guarantees will be released automatically, without the consent of the holders of the notes or the consent of the trustee or the collateral agent under the Indenture." The Company does not currently have any Foreign Subsidiaries.

        All Subsidiaries of the Company (other than CWFR) currently are Guarantors, and CWFR is currently the only Unrestricted Subsidiary of the Company. CWFR's sole asset consists of its preferred membership interest in FreedomRoads Holding Company, LLC. As an Unrestricted Subsidiary of the Company, CWFR will not be subject to the covenants of the Indenture and may sell, transfer or otherwise dispose of such preferred membership interest without restriction under the Indenture. See "Risk Factors—Risks Related to the Notes—With respect to assets held by our non-guarantor subsidiaries, your right to receive payments on the notes will be structurally subordinated to the liabilities of such non-guarantor subsidiaries."

        Subject to certain limitations, the Indenture will permit the Company and its Subsidiaries to Incur additional Indebtedness, including secured Indebtedness, in the future.

Principal, Maturity and Interest

  •
  The Company initially issued Notes with a maximum aggregate principal amount of $333,000,000.

  •
  The Notes mature on December 1, 2016.

  •
  The Notes are issued in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof.

  •
  The Notes bear interest at the rate of 11.50% per annum from the most recent date to which interest has been paid or duly provided for or, if no interest has been paid or duly provided for, from November 30, 2010. The Company pays interest on the Notes semi-annually, in arrears, every June 1 and December 1, commencing on June 1, 2011 to holders of record on the immediately preceding May 15 and November 15 (whether or not a business day). Interest on the Notes is computed on the basis of a 360-day year comprised of twelve 30-day months.

  •
  The Company will pay interest on overdue principal of, premium, if any, interest and Additional Interest, if any, on the Notes at 1.0% per annum in excess of the above rate to the extent lawful.

  •
  The Company will also pay Additional Interest under certain circumstances pursuant to the Registration Rights Agreement.

        The Company will pay the principal of, premium, if any, interest and Additional Interest, if any, on the Notes:

  •
  at the office or agency maintained for that purpose;

  •
  at its option, by check mailed to the holders of the Notes at their respective addresses set forth in the register of holders of the Notes; or

  •
  with respect to Notes represented by Global Notes the holders of which have provided the Company with wire transfer instructions, by wire transfer of immediately available funds to the account or accounts specified.

        Until the Company designates another office or agency, its office or agency for the payment of the principal of, premium, if any, interest and Additional Interest, if any, on the Notes is the corporate trust office of the Trustee, initially located at c/o The Bank of New York Mellon, 101 Barclay Street, Floor 8W, New York, New York 10286.

        Subject to the covenants described below, the Company may, without the consent of the holders of the Notes, issue additional Notes ("Additional Notes") under the Indenture having the same terms in all respects as the Notes, or similar in all respects to the Notes except for the payment of interest on the Notes (1) scheduled and paid prior to the date of issuance of those Additional Notes or (2) payable on the first interest payment date following that date of issuance. The Notes and any Additional Notes would be treated as a single class for all purposes under the Indenture, including waivers, amendments, redemptions, offers to purchase and with respect to the Note Guarantees. Any Additional Notes will be secured by the Collateral, equally and ratably, with the Notes. As a result, the issuance of Additional Notes will have the effect of diluting the security interest of the Collateral for the then outstanding Notes. Because, however, any Additional Notes may not be fungible with the Notes for U.S. federal income tax purposes, they may have a different CUSIP number or numbers and may be represented by a different global note or notes. Unless the context otherwise requires, for all purposes of the Indenture and this "Description of the Notes," references to "Notes" include any Additional Notes actually issued and Exchange Notes referred to below under the caption "—Registered Exchange Offer; Registration Rights."

Note Guarantees

        The Notes are fully and unconditionally Guaranteed on a joint and several basis by the Guarantors. The Indenture limits Indebtedness and other Guarantees that may be Incurred by the Guarantors.

        The obligations of each Guarantor under its Note Guarantee are limited in a manner intended to prevent such Guarantee from constituting a fraudulent conveyance or fraudulent transfer under applicable law. See "Risk Factors—Risks Related to the Notes—Under certain circumstances, a court could cancel the notes or the related guarantees under fraudulent conveyance laws."

        The Note Guarantee of a Guarantor and its obligations under the Indenture Documents will be released:

  (1)
  in connection with any sale or other disposition of all or substantially all of the assets of that Guarantor (including by way of merger, consolidation, amalgamation or otherwise) to a Person that is not (either before or after giving effect to such transaction) the Company or a Restricted Subsidiary of the Company, if the sale or other disposition complies with the "Asset Sale" provisions of the Indenture;

  (2)
  in connection with any sale, issuance or other disposition of Capital Stock of that Guarantor to a Person that is not (either before or after giving effect to such transaction) the Company or a Restricted Subsidiary of the Company, if the sale, issuance or other disposition complies with the "Asset Sale" provisions of the Indenture and the Guarantor ceases to be a Restricted Subsidiary of the Company as a result of such sale, issuance or other disposition;

  (3)
  if the Company designates any Restricted Subsidiary that is a Guarantor to be an Unrestricted Subsidiary in accordance with the applicable provisions of the Indenture;

  (4)
  in the event that such Guarantor was required to become a Guarantor under the provisions of the covenant described under "—Certain Covenants—Additional Note Guarantees" by virtue of clause (ii) thereof, at such time as such Guarantor shall cease to Guarantee (or otherwise become liable for) any Indebtedness of the Company or any other Guarantor; or

  (5)
  upon legal defeasance, covenant defeasance or satisfaction and discharge of the Indenture as provided below under the captions "—Defeasance" and "—Satisfaction and Discharge."

Security

Collateral Documents

        Pursuant to one or more Collateral Documents to be entered into by the Company and the Guarantors in favor of the Collateral Agent for the benefit of itself, the Trustee and the holders of Notes (collectively, the "Notes Secured Parties"), the Notes, the Note Guarantees and all other Indenture Obligations are secured by a Lien on substantially all of the existing and future property and assets of the Company and the Guarantors, except as described below. In addition, the Parent pledged all of the Equity Interests of the Company as Collateral to the Trustee, for the benefit of the Trustee, the Collateral Agent and the holders of the Notes, as security for the Company's obligations with respect to the Notes and the Guarantors' obligations with respect to the Note Guarantees.

        Among other things, the Collateral does not include:

  (1)
  the voting Capital Stock of any CFC in excess of 65% of all of the outstanding voting Capital Stock of such CFC;

  (2)
  motor vehicles covered by certificates of title or ownership to the extent that a security interest cannot be perfected solely by filing a UCC-1 financing statement (or similar instrument);

  (3)
  rights under any contracts that contain a valid and enforceable prohibition on assignment of such rights (other than to the extent that any such prohibition would be rendered ineffective pursuant to Sections 9-406, 9-407, 9-408 or 9-409 of the Uniform Commercial Code of any

    relevant jurisdiction or any other applicable law or principles of equity), but only for so long as such prohibition exists and is effective and valid;

  (4)
  property and assets owned by the Company or any Guarantor that are the subject of Permitted Liens described in clause (7) of the definition thereof for so long as such Permitted Liens are in effect and the Indebtedness secured thereby otherwise prohibits any other Liens thereon;

  (5)
  deposit accounts of the Company or any Guarantor exclusively used for payroll, payroll taxes and other employee wage and benefit payments or for governmental authorities in connection with licenses and permits;

  (6)
  any Equity Interests of the Company's Subsidiaries to the extent that the pledge of such Equity Interests results in the Company being required to file separate financial statements of such Subsidiary with the SEC, but only to the extent necessary for the Company not to be subject to such requirement and only for so long as such requirement is in existence; provided that neither the Company nor any of its Subsidiaries shall take any action in the form of a reorganization, merger or other restructuring a principal purpose of which is to provide for the release of the Lien on any securities pursuant to this clause; and

  (7)
  any real property owned in fee simple or leased or subleased by the Company or any Guarantor, other than the Premises.

(such excluded assets collectively referred to in this description as the "Excluded Collateral").

        The First Priority Claims, including Obligations under Credit Facilities, are also be secured by a Lien on substantially all assets of the Company and the Guarantors, which security interest will be contractually senior to the security interest thereon that secures the Notes and the Note Guarantees pursuant to the Intercreditor Agreement. As a result, the Notes are effectively subordinated to these Obligations to the extent of the value of the collateral securing the First Priority Claims.

        No appraisals of any Collateral have been prepared in connection with the issuance of the Notes. The value of the Collateral at any time will depend on market and other economic conditions, including the availability of suitable buyers for the Collateral. In the event of a foreclosure, liquidation, bankruptcy or similar proceeding, no assurance can be given that the proceeds from any sale or liquidation of the Collateral will be sufficient to pay any of the Company's Obligations under the Notes or any of the Note Guarantees, in full or at all, after first satisfying the Company's Obligations in full under First Priority Claims.

        The right of the Collateral Agent to repossess and dispose or otherwise exercise remedies in respect of the Collateral upon the occurrence of an Event of Default is likely to be significantly impaired by applicable bankruptcy law if a bankruptcy proceeding were to be commenced by or against the Company or any Guarantor prior to the Collateral Agent having repossessed and disposed of the Collateral or otherwise completed the exercise of its remedies with respect to the Collateral. Under the Bankruptcy Code, a secured creditor such as the Collateral Agent is prohibited from repossessing its security from a debtor in a bankruptcy case, or from disposing of security repossessed from such debtor, without bankruptcy court approval. Moreover, the Bankruptcy Code permits the debtor to continue to retain and to use collateral even though the debtor is in default under the applicable debt instruments; provided that, under the Bankruptcy Code, the secured creditor is given "adequate protection." The meaning of the term "adequate protection" may vary according to circumstances, but it is intended in general to protect the value of the secured creditor's interest in the collateral securing the Obligations owed to it and may include cash payments or the granting of additional security, if and at such times as the bankruptcy court in its discretion determines, for any diminution in the value of such collateral as a result of the stay of repossession or disposition or any use of the collateral by the debtor during the pendency of the bankruptcy case. In view of the lack of a precise definition of the term "adequate protection" and the broad discretionary powers of a bankruptcy court, it is impossible to predict how long payments under the Notes or the Note Guarantees could be delayed following commencement of a bankruptcy case, whether or when the Collateral Agent could repossess or dispose of the Collateral or whether or to what extent holders of Notes would be compensated for any delay in payment or loss of value of the Collateral through the requirement of "adequate protection."

        Moreover, the Collateral Agent may need to evaluate the impact of the potential liabilities before determining to foreclose on Collateral consisting of real property because a secured creditor that holds a lien on real property may be held liable under environmental laws for the costs of remediating or preventing release or threatened releases of hazardous substances at such real property. Consequently, the Collateral Agent may decline to foreclose on such Collateral or exercise remedies available if it does not receive indemnification to its satisfaction from the holders of Notes.

        In addition, if the Company creates or acquires a Foreign Subsidiary, the Collateral will include a pledge of a portion of the Capital Stock of such Foreign Subsidiary. The validity of those pledges under applicable foreign law, and the ability of the holders to realize upon that Collateral under applicable foreign law, to the extent applicable, may be limited or not recognized by such law, which limitations or non-recognition may or may not affect such Liens.

        The Collateral Agent's ability to foreclose on the Collateral may be subject to lack of perfection, the consent of third parties, prior liens and practical problems associated with the realization of the Collateral Agent's Lien on the Collateral.

        Certain security interests in the Collateral were not be perfected when the Notes were originally issued on November 30, 2010. For example, some of the instruments and other documents, such as Mortgages and account control agreements, required to perfect a security interest may not have been delivered and/or, if applicable, recorded on or prior to such date. To the extent any such security interest cannot be perfected by such date, the Company and the Guarantors have agreed to use commercially reasonable efforts to do or cause to be done all acts and things that may be required, including obtaining any required consents from third parties, to have all security interests in the Collateral duly created and enforceable and perfected, to the extent required by the Collateral Documents, by February 28, 2011. See the covenant described below under "—Certain Covenants—Mortgages." For so long as, and to the extent these Liens remain unperfected, holders of the Notes may not be able to collect the full value of the security interest in such Collateral if their position as secured creditors is challenged by another party.

Intercreditor Agreement

        The First Priority Agent for the benefit of itself and the other Credit Agreement Secured Parties, the Collateral Agent for the benefit of itself and the other Indenture Secured Parties, the Company and certain Guarantors (together with the Company, collectively the "Grantors"), have entered into the Intercreditor Agreement. By their acceptance of the Notes, the holders of Notes will be deemed to have authorized the Collateral Agent to enter into the Intercreditor Agreement with the First Priority Agent, which will, among other things, provide for the following:

        Lien Priorities.    Notwithstanding the time, manner, order or method of grant, creation, attachment or perfection of any Junior Lien or any Senior Lien, and notwithstanding any provision of the UCC or any other applicable law, the provisions of any First Priority Collateral Documents or any Indenture Documents, any defect or deficiency or alleged deficiency in any of the foregoing or any other circumstance whatsoever, each of the First Priority Agent and the Collateral Agent agrees that, until the Senior Discharge Date, (a) any Senior Lien held by or for the benefit of any Credit Agreement Secured Party shall be senior in right, priority, perfection, operation, effect and all other respects to any and all Junior Liens and (b) any Junior Lien held by or for the benefit of any Indenture Secured Party shall be junior and subordinate in right, priority, operation, effect and all other respects to any and all Senior Liens, in each case, on the terms of the Intercreditor Agreement.

        Until the Senior Discharge Date, the Senior Liens shall be and remain senior in right, priority, operation, effect and all other respects to any Junior Liens for all purposes, in each case, on the terms set forth in the Intercreditor Agreement, whether or not any Senior Liens are subordinated in any respect to any other Lien securing any other obligation of any Grantor or any other Person and whether or not any such Liens are voided, avoided, invalidated, lapsed or unperfected.

        Prohibition on Contesting Liens.    Each of the First Priority Agent, for itself and on behalf of the other Credit Agreement Secured Parties, and the Collateral Agent, for itself and on behalf of the other Indenture Secured Parties, have agreed that they will not contest or support any other Person in contesting, in any proceeding (including any Insolvency Proceeding), the priority, validity or enforceability of any Junior Lien or any Senior Lien, as the case may be; provided, that nothing in the Intercreditor Agreement will be construed to prevent or impair the rights of the First Priority Agent or any other Credit Agreement Secured Party, on the one hand, and the Collateral Agent or any other Indenture Secured Party, on the other hand, to enforce the Intercreditor Agreement or their respective rights thereunder.

        No New Liens.    Until the Senior Discharge Date, no Grantor shall grant or permit any additional Liens on any asset unless such Grantor grants a Senior Lien on such asset to the First Priority Agent to secure the First Priority Claims and a Junior Lien on such asset to the Collateral Agent to secure the Indenture Obligations, with each such Lien to be subject to the provisions of the Intercreditor Agreement. Notwithstanding the foregoing or any other provision in the Intercreditor Agreement to the contrary, the provisions of the Intercreditor Agreement summarized in this paragraph, and other related provisions therein, will not affect in any manner the enforceability against any Grantor of any such Lien granted and existing contrary to the terms of these provisions.

        Enforcement Rights with Respect to the Collateral.    Until the earliest to occur of any of the following: (i) the Senior Discharge Date (ii) receipt by the Collateral Agent of written notice from the First Priority Agent that any Enforcement Action has been completed in consequence of which the First Priority Agent consents to the Collateral Agent commencing any Enforcement Action; or (iii) the later of (x) 180 days after the declaration by the First Priority Agent or the Collateral Agent (the "declaring agent") of an event of default under the Indenture or the Credit Agreement in consequence of which the declaring agent has given written notice to the other agent that the secured obligations of the Grantors owed to the Credit Agreement Secured Parties or Indenture Secured Parties are then immediately due and payable (whether by acceleration or otherwise; unless: (1) the declaring agent, with the consent of its requisite required lenders, has entered into a forbearance agreement with the Grantors with respect to such event of default, (2) the First Priority Agent is diligently pursuing an Enforcement Action with respect to all or a material portion of the First Priority Collateral or (3) the acceleration of the applicable Secured Obligations by the declaring agent has been rescinded) or (y) the date on which the First Priority Agent, for a period of thirty (30) days or more, has ceased to diligently pursue such Enforcement Action against all or a material portion of the First Priority Collateral, whether or not any Insolvency Proceeding has been commenced; the First Priority Agent and the Credit Agreement Secured Parties shall have the exclusive right to take any Enforcement Action with respect to the First Priority Collateral, in each case, without any consultation with or the consent of the Collateral Agent or any other Indenture Secured Party; provided, that the 180 day and 30 day periods referenced above may be tolled if the First Priority Agent is prohibited from undertaking any Enforcement Action due to (and during the pendency of) any stay or other order prohibiting the exercise of remedies with respect to the First Priority Collateral has been entered by a court of competent jurisdiction (the foregoing period described in clauses (i)-(iii), as may be tolled from time to time pursuant to the proviso above, the "Standstill Period").

        Notwithstanding the limitations imposed on the Indenture Secured Parties, during the Standstill Period as described in the previous paragraph, the Indenture Secured Parties may exercise certain rights specified in the Intercreditor Agreement, such as filing proofs of claim in bankruptcy proceedings, taking action to preserve the Junior Liens and certain other rights and actions ("Permitted Enforcement Actions").

        After the expiration of the Standstill Period, the Collateral Agent may take any Enforcement Action including any sale, transfer, or other disposition with respect to the First Priority Collateral; provided, that the Collateral Agent will provide notice to the First Priority Agent of its election to take such Enforcement Action. In the event of any such disposition of the First Priority Collateral, the First Priority Agent and the Credit Agreement Secured Parties shall (i) upon the request of the Collateral Agent with respect to such First Priority Collateral, and concurrent with such disposition, release or otherwise terminate its Liens on such First Priority Collateral (it being understood that the Credit Agreement Secured Parties shall still, subject to the Intercreditor Agreement, have a security interest with respect to the proceeds of such First Priority Collateral) and (ii) deliver such terminations of financing statements, partial lien releases, mortgage satisfactions and discharges, endorsements, assignments or other instruments of transfer, termination or release and take such further actions as the Indenture Secured Parties may reasonably require in connection therewith; provided, that the Junior Liens and security interest on such First Priority Collateral that is subject to such disposition are concurrently released or terminated and the Collateral Agent shall have provided to the relevant Indenture Obligors comparable terminations of financing statements, partial lien releases, mortgage satisfactions and discharges, endorsements, assignments or other instruments of transfer, termination or release and, subject to and in accordance with the application of proceeds provisions of the Intercreditor Agreement, the Collateral Agent shall cause to be paid and/or delivered directly to the First Priority Agent all proceeds of any such disposition of First Priority Collateral in accordance with the application of proceeds provisions of the Intercreditor Agreement.

        In exercising rights and remedies with respect to the First Priority Collateral, the First Priority Agent and the other Credit Agreement Secured Parties may enforce the provisions of the First Priority Collateral Documents and exercise remedies thereunder, all in such order and in such manner as they may determine in their sole discretion. Such exercise and enforcement shall include, without limitation, the rights of an agent appointed by them to sell, transfer or dispose of First Priority Collateral upon foreclosure, to incur expenses in connection with any such disposition and to exercise all the rights and remedies of a secured creditor under applicable law. The First Priority Agent agreed in the Intercreditor Agreement that, unless it is unable or impractical to do so in order to preserve value of the First Priority Collateral (as reasonably determined by the First Priority Agent) or the rights and remedies of the Credit Agreement Secured Parties, it will provide at least seven (7) Business Days' prior written notice to the Collateral Agent of its intention to take any Enforcement Action with respect to the First Priority Collateral; provided, however, that the failure to give any such notice will not in any way limit its ability hereunder to take any such Enforcement Action.

        No covenant, agreement or restriction contained in any Collateral Document or any other Indenture Document will be deemed to prohibit, restrain or otherwise restrict in any way the rights and remedies of the First Priority Agent or the other Credit Agreement Secured Parties with respect to the First Priority Collateral as set forth in the Intercreditor Agreement and the other First Priority Collateral Documents.

        No Interference.    Whether or not any Insolvency Proceeding has been commenced, the Indenture Secured Parties agree not to take any of the following actions with respect to the First Priority Collateral (i) prior to the expiration of the Standstill Period, except for Permitted Enforcement Actions, not take any Enforcement Action against the First Priority Collateral; (ii) not contest, protest or object to any foreclosure action or proceeding brought by the First Priority Agent or any other Credit Agreement Secured Party, or any other enforcement or exercise by any Credit Agreement Secured Party of any rights or remedies relating to the First Priority Collateral or otherwise, so long as Junior Liens attach to the proceeds thereof subject to the relative priorities set forth in the Intercreditor

Agreement; (iii) not object to the forbearance by the First Priority Agent or any other Credit Agreement Secured Party from commencing or pursuing any foreclosure action or proceeding or any other enforcement or exercise of any rights or remedies with respect to the First Priority Collateral; (iv) prior to the Senior Discharge Date, not take or receive any First Priority Collateral, or any proceeds thereof or payment with respect thereto, in connection with the exercise of any right or enforcement of any remedy (including any right of setoff) with respect to any such First Priority Collateral or in connection with any insurance policy award under a policy of insurance relating to any such First Priority Collateral or any condemnation award (or deed in lieu of condemnation) relating to any such First Priority Collateral; (v) except for Permitted Enforcement Actions, not take any action that would, or could reasonably be expected to, hinder, in any manner, any exercise of rights or remedies under the First Priority Collateral Documents or the rights or remedies of the Credit Agreement Secured Parties under applicable law, including any disposition of any First Priority Collateral, whether by foreclosure or otherwise; (vi) except for Permitted Enforcement Actions or material breaches by any Credit Agreement Secured Parties of the terms of the Intercreditor Agreement, not object to the manner in which the First Priority Agent or any other Credit Agreement Secured Party may seek to enforce or collect the First Priority Claims from Grantors other than the Company or the Senior Liens, regardless of whether any action or failure to act by or on behalf of the First Priority Agent or any other Credit Agreement Secured Party is, or could possibly be, adverse to the interests of the Indenture Secured Parties, and will not assert any right to demand or claim the benefit of any marshalling, appraisal, valuation or other similar right that may be available under applicable law with respect to the First Priority Collateral or any similar rights a junior secured creditor may have under applicable law; and (vii) not attempt, directly or indirectly, whether by judicial proceeding or otherwise, to challenge or question the validity or enforceability of any First Priority Claims or any First Priority Collateral Document with respect to Liens provided by Grantors on First Priority Collateral, including the Intercreditor Agreement, or the validity or enforceability of the priorities, rights or obligations established by the Intercreditor Agreement.

        Automatic Release.    In the event of a disposition of First Priority Collateral subject to any Junior Lien to a Person that is not an affiliate of any Grantor (regardless of whether or not an event of default has occurred and is continuing at the time of such disposition), such Junior Lien on such Collateral (and, if such Collateral is all of the equity interests of a Grantor, all obligations of such Grantor under the Indenture Documents) will terminate and be released automatically, unconditionally, simultaneously and without further action if the applicable Senior Liens on such Collateral (and, if such Collateral is all of the equity interests of a Grantor, all obligations of such Grantor under the Credit Agreement) are released and if such disposition either (i) is then not prohibited by the Indenture Documents or (ii) occurs in connection with the foreclosure upon or other exercise of rights and remedies with respect to such First Priority Collateral; provided, that in the case of a disposition pursuant to (ii) above, the proceeds of any such disposition received by any Credit Agreement Secured Party shall be applied to repay First Priority Claims; provided, further, that in the case of a disposition pursuant to (i) or (ii) above, the Junior Lien will remain in full force and effect with respect to any proceeds of such disposition that remain after the satisfaction in full of the First Priority Claims.

        The Collateral Agent will execute and deliver (at the sole cost and expense of the Grantors) all such releases and other instruments as shall reasonably be requested by the First Priority Agent to evidence and confirm any release of First Priority Collateral as described in the previous paragraph. In the event of the failure of the Collateral Agent or any Indenture Secured Party to deliver any such release to the First Priority Agent within two (2) Business Days after receipt of written request therefor from the First Priority Agent, the First Priority Agent and any of its officers or agents are irrevocably authorized to enter into any such release or instrument and carry out the provisions of the previous paragraph and the Collateral Agent irrevocably appointed the First Priority Agent as the lawful attorney in fact of the Collateral Agent and Indenture Secured Parties solely for the purpose of entering into such releases in the name of the Collateral Agent or any Indenture Secured Party.

        Insurance Settlements.    Until the Senior Discharge Date has occurred, the First Priority Agent and the other Credit Agreement Secured Parties have the exclusive right, subject to the rights (if any) of the Grantors under the Credit Agreement, to settle and adjust any insurance policy or claim covering or constituting First Priority Collateral and to approve any award granted in any condemnation or similar proceeding, or any deed in lieu of condemnation, in respect of any First Priority Collateral. All proceeds of any such policy and any such award, or any payments with respect to a deed in lieu of condemnation, constitutes First Priority Collateral. Until the Senior Discharge Date, if any of the Collateral Agent or any other Indenture Secured Party has, at any time, received any proceeds of any such insurance policy or any such award or payment, it shall immediately transfer and pay over such proceeds to the First Priority Agent.

        Application of Proceeds.    Until the Senior Discharge Date, any First Priority Collateral or proceeds thereof received by the First Priority Agent or the Collateral Agent shall be applied (i) first, to the Maximum Credit Obligations, (ii) second, to the Indenture Obligations, (iii) third, to any First Priority Claims that constitute Cap Excess Amounts, and (iv) fourth, to the applicable Grantor, or in each case as a court of competent jurisdiction may otherwise direct. After the Senior Discharge Date, the First Priority Agent shall deliver to the Collateral Agent any remaining First Priority Collateral and any proceeds thereof then held by it, together with any necessary endorsements, or as a court of competent jurisdiction may otherwise direct, to be applied by the Collateral Agent (i) first, to the Indenture Obligations and (ii) second, to the applicable Grantor, or in each case as a court of competent jurisdiction may otherwise direct.

        Payment Over.    Until the Senior Discharge Date, any First Priority Collateral or any proceeds thereof received directly or indirectly by an Indenture Secured Party in contravention of the Intercreditor Agreement will be segregated and held in trust and forthwith transferred or paid over to the First Priority Agent for the benefit of the Credit Agreement Secured Parties in the same form as received, together with any necessary endorsements, or as a court of competent jurisdiction may otherwise direct. In addition, until the Senior Discharge Date, any First Priority Collateral or any proceeds thereof received directly or indirectly by the Collateral Agent (i) in connection with any disposition of, or collection on, such First Priority Collateral upon any Enforcement Action, (ii) in connection with any insurance policy claim or any condemnation award (or deed in lieu of condemnation) or (iii) as otherwise contemplated in certain provisions of the Intercreditor Agreement, shall be segregated and held in trust and forthwith transferred or paid over to the First Priority Agent for the benefit of the Credit Agreement Secured Parties in the same form as received, together with any necessary endorsements, or as a court of competent jurisdiction may otherwise direct. In the event of the failure of the Collateral Agent or any Indenture Secured Party to make any such endorsement or assignment to the First Priority Agent within two (2) Business Days after receipt of written request therefor from the First Priority Agent, the First Priority Agent and any of its officers or agents is irrevocably authorized to make such endorsement or assignment and the Collateral Agent will irrevocably appoint the First Priority Agent as the lawful attorney in fact of the Collateral Agent and Indenture Secured Parties solely for the purpose of enabling the First Priority Agent to make such endorsement or assignment in the name of the Collateral Agent or any Indenture Secured Party. DIP Financing and Asset Sales. Until the Senior Discharge Date, in the event of any Insolvency Proceeding, each Indenture Secured Party have agreed that it: (i) will not oppose or object to the use by any Grantor of any First Priority Collateral constituting cash collateral under Section 363 of the Bankruptcy Code, or any comparable provision of any other Bankruptcy Law, which the First Priority Agent, or a representative authorized by the First Priority Agent, has consented to or is providing, so long as the terms of such use of cash collateral are commercially reasonable, and subject to the Intercreditor Agreement, permit the Indenture Secured Parties to assert that they are entitled to receive adequate protection and replacement liens in consideration of any diminution in value resulting from any Grantor's use of any First Priority Collateral constituting cash collateral; (ii) will not oppose or object to (or join with any third party in opposing or objecting to) any post-petition financing provided to any

Grantor provided by the Credit Agreement Secured Parties under Section 364 of the Bankruptcy Code, or any comparable provision of any other Bankruptcy Law (a "DIP Financing"), or the Liens on the First Priority Collateral securing any DIP Financing ("DIP Financing Liens"), unless (A) the terms of such financing are not commercially reasonable, (B) such financing is also extended to the Company or any of its affiliates other than Grantors or is to be received or guaranteed by them, (C) the Credit Agreement Secured Parties, or a representative authorized by the Credit Agreement Secured Parties, shall then oppose or object to such DIP Financing or such DIP Financing Liens, or (D) the terms of such DIP Financing do not permit the Indenture Secured Parties to assert, that they are entitled to receive adequate protection and replacement liens in consideration of any diminution in value resulting from any First Priority Collateral granted to secure the Grantors' obligations under the DIP Financing and, to the extent that such DIP Financing Liens are senior to, or rank pari passu with, the Senior Liens, the Collateral Agent will, for itself and on behalf of the other Indenture Secured Parties, subordinate the Junior Liens to the Senior Liens and the DIP Financing Liens on substantially similar terms as set forth in the Intercreditor Agreement (as reasonably determined by the First Priority Agent); provided, that the foregoing does not prevent the Indenture Secured Parties from proposing a DIP Financing to any Grantors or to a court of competent jurisdiction so long as such financing is not, without the First Priority Agent's consent, secured by a lien that is pari passu or senior in priority to any Lien pursuant to the First Priority Collateral Documents; and (iii) except to the extent considered in the following two paragraphs below, whether in connection with the use of cash collateral as described in clause (i) above or a DIP Financing or otherwise, will not request adequate protection or any other relief from such Grantors in connection with such use of cash collateral, DIP Financing or DIP Financing Liens.

        If, in connection with any DIP Financing or use of cash collateral, (i) any Credit Agreement Secured Party is granted adequate protection in the form of a Lien on additional collateral, the Collateral Agent may, for itself and on behalf of the other Indenture Secured Parties, seek or request adequate protection in the form of a Lien on such additional collateral, which Lien will be subordinated to the Senior Liens and DIP Financing Liens on the same basis as the other Junior Liens are subordinated to the Senior Liens under the Intercreditor Agreement, (ii) any Indenture Secured Party is granted adequate protection in the form of a Lien on additional collateral, the First Priority Agent shall, to the extent permitted by court order, for itself and on behalf of the other Credit Agreement Secured Parties, be granted adequate protection in the form of a Lien on such additional collateral that is senior to such Junior Lien as security for the First Priority Claims (with the understanding that (A) whether or not any such Senior Lien is granted to the First Priority Agent on such collateral, any amounts or other proceeds received in respect of such Lien shall be subject to the provisions in the Intercreditor Agreement governing such proceeds and (B) no Credit Agreement Secured Party will object to or oppose any adequate protection granted to an Indenture Secured Party as contemplated by this clause (ii)).

        Indenture Secured Parties may also seek adequate protection in the form of (i) payment of interest during an Insolvency Proceeding at a rate not in excess of the default rate under the Indenture Documents and of pre-petition fees and expenses, and (ii) administrative expense claim status, provided that the failure of the Indenture Secured Parties to obtain such adequate protection shall not entitle the Indenture Secured Parties to challenge any DIP Financing or cash collateral use consented to by the Credit Agreement Secured Parties, except as discussed above, and any such claim by the Indenture Secured Parties shall be subordinate to the claims of the Credit Agreement Secured Parties.

        Reorganization Securities.    If, in any Insolvency Proceeding, debt obligations of the reorganized debtor secured by Liens upon any property of the reorganized debtor are distributed, pursuant to a plan of reorganization or similar dispositive restructuring plan, on account of both the First Priority Claims and the Indenture Obligations, then, to the extent the debt obligations distributed on account of the First Priority Claims and on account of the Indenture Obligations are secured by Liens upon the same assets or property, the provisions of the Intercreditor Agreement will survive the distribution of such debt obligations pursuant to such plan and will apply with like effect to the Liens securing such debt obligations.

        Asset Dispositions.    Until the Senior Discharge Date, each Indenture Secured Party agrees that it will consent to dispositions under Section 363 of the Bankruptcy Code, or any comparable provision in any other Bankruptcy Law, and will not object or oppose a motion for disposition of (including any bid procedures with respect thereto), any First Priority Collateral free and clear of the Liens or the claims that are in favor of Indenture Secured Parties if the First Priority Agent on behalf of the requisite Credit Agreement Secured Parties under the Credit Agreement has consented to such disposition of such assets and such sale is pursued in good faith by such Credit Agreement Secured Parties within a commercially reasonable time.

        Purchase Option.    If (i) any of the First Priority Claims is accelerated prior to maturity, (ii) the First Priority Agent commences any Enforcement Actions (excluding activation of blocked accounts, the exercise of control over any deposit accounts, or notification of account debtors of the Grantors to remit payment to the First Priority Agent or its designee in lieu of such Grantors), (iii) a payment default under the Indenture Documents or the First Priority Collateral Documents remains uncured and unwaived for a period of 30 days in the aggregate, or (iv) an Insolvency Proceeding commences (each a "Purchase Event"), then the Indenture Secured Parties may purchase all, but not less than all, of the Maximum Credit Obligations. Such purchase will (i) include all principal of, and all accrued and unpaid interest, fees and expenses in respect of, all First Priority Claims (exclusive of Cap Excess Amounts, if any) outstanding at the time of purchase, (ii) be made pursuant to an assignment and acceptance agreement whereby the Indenture Secured Parties will assume all funding commitments and First Priority Claims of the Credit Agreement Secured Parties under the First Priority Collateral Documents, and (iii) otherwise be subject to the applicable terms and conditions of the Intercreditor Agreement. Each Credit Agreement Secured Party will retain all rights to indemnification provided in the relevant First Priority Collateral Documents for all periods prior to the purchase of the First Priority Claims.

        The purchase price for the First Priority Claims will be equal to (i) the principal amount of all loans, advances or similar extensions of credit included in the First Priority Claims (including unreimbursed amounts drawn on letters of credit, but excluding the undrawn amount of outstanding letters of credit), and all accrued and unpaid interest thereon through the purchase date (including any breakage fees but excluding acceleration prepayment penalties or premiums) but excluding any Cap Excess Amounts; and (ii) all accrued and unpaid fees, expenses to the extent earned or due and payable in accordance with the First Priority Collateral Documents on the purchase date; provided, that the Indenture Secured Parties purchasing the First Priority Claims under the purchase option described above ("Purchasing Creditors") may be required to pay as supplemental purchase price to the First Priority Agent, for the benefit of Credit Agreement Secured Parties, a portion of the prepayment premium received by the Purchasing Creditors to which the Credit Agreement Secured Parties would have been entitled to receive had the purchase option not been exercised.

        In addition, the Purchasing Creditors will deposit with the First Priority Agent or its designee by wire transfer of immediately available funds, 105% of the aggregate undrawn amount of all then outstanding letters of credit and the aggregate facing and similar fees that will accrue thereon through the stated maturity of the letters of credit (assuming no drawings thereon before stated maturity). The Purchasing Creditors will also execute and deliver to the First Priority Agent a waiver of all claims arising out of the Intercreditor Agreement and the transactions contemplated thereby as a result of exercising the purchase option (other than any claims for fraud, gross negligence, or willful misconduct).

        Unenforceable Liens.    If in any Insolvency Proceeding a determination is made that any Lien encumbering any First Priority Collateral is not enforceable for any reason (other than any reason arising from the willful misconduct, fraud, or gross negligence of the Credit Agreement Secured Parties), then the Collateral Agent and the Indenture Secured Parties will agree that, any distribution or recovery they may receive with respect to, or allocable to, the value of the assets intended to constitute such First Priority Collateral or any proceeds thereof, to the extent that such assets constitute Collateral, shall (until the Senior Discharge Date) be segregated and held in trust and forthwith paid over to the First Priority Agent for the benefit of the Credit Agreement Secured Parties in the same form as received without recourse, representation or warranty (other than a representation of the Collateral Agent that it has not otherwise sold, assigned, transferred or pledged any right, title or interest in and to such distribution or recovery) but with any necessary endorsements or as a court of competent jurisdiction may otherwise direct until the Senior Discharge Date. In the event of the failure of the Collateral Agent or any Indenture Secured Party to execute any such document, within two (2) Business Days after receipt of written request therefor from the First Priority Agent, the First Priority Agent and any of its officers or agents will be irrevocably authorized to execute such documents and the Collateral Agent will irrevocably appoint the First Priority Agent as the lawful attorney in fact of the Collateral Agent and Indenture Secured Parties solely for the purpose of enabling the First Priority Agent to execute such documents in the name of the Collateral Agent or any Indenture Secured Party.

        Access Rights.    If the Collateral Agent commences any action or proceeding with respect to any of its rights or remedies (including any action with respect to a current or future foreclosure, enforcement, collection, taking of possession or execution) with respect to any Indenture Mortgage Property (a "Leasehold Mortgage Enforcement Action"), then, subject to the rights of any landlord or other third party, the Collateral Agent and the other Indenture Secured Parties will not hinder or restrict in any respect the First Priority Agent, the other Credit Agreement Secured Parties and their employees, agents, advisers and representatives to enter upon and have access to such Indenture Mortgage Property and use any First Priority Collateral (including, without limitation, equipment, processors, computers and other machinery related to the storage or processing of records, documents or files and intellectual property located at such Indenture Mortgage Property, for a period commencing on (i) the date of the initial Leasehold Mortgage Enforcement Action, and (ii) ending on the earlier of (x) ten (10) days prior to any planned foreclosure, planned deed in lieu of foreclosure or any planned sale or other transfer of such Indenture Mortgage Property, (y) the date on which all First Priority Collateral has been removed from such property and (z) one hundred fifty (150) days after the date of the initial Leasehold Mortgage Enforcement Action (such period, the "Collateral Processing and Sale Period"), for purposes of (i) assembling and storing the First Priority Collateral; (ii) selling any or all of the First Priority Collateral, whether in bulk, in lots or to customers in the ordinary course of business or otherwise; (iii) removing and transporting any or all of the First Priority Collateral; (iv) otherwise processing, shipping, producing, storing, supplying, leasing, selling or otherwise handling, dealing with, assembling or disposing of, in any lawful manner, the First Priority Collateral; and/or (v) taking reasonable actions to protect, secure, and otherwise enforce the rights or remedies of the First Priority Agent and the other Credit Agreement Secured Parties (including with respect to any Leasehold Mortgage Enforcement Action), or any of them, in and to the First Priority Collateral. Nothing contained in the Intercreditor Agreement, however, will restrict the rights of the Collateral Agent from selling, assigning or otherwise transferring such Indenture Mortgage Property prior to the expiration of such Collateral Processing and Sale Period if the purchaser, assignee or transferee thereof agrees in writing (for the benefit of the First Priority Agent and the other Credit Agreement Secured Parties) to be bound by the relevant provisions of the Intercreditor Agreement. If any stay or other order prohibiting the exercise of remedies with respect to the First Priority Collateral has been entered by a court of competent jurisdiction, such Collateral Processing and Sale Period will be tolled during the pendency of any such stay or other order.

        During the period of actual access and use by the First Priority Agent and the other Credit Agreement Secured Parties, or any of them (or their respective employees, agents, advisers and representatives), of any Indenture Mortgage Property, the First Priority Agent and the other Credit Agreement Secured Parties will be obligated to repair at their expense any physical damage to such Indenture Mortgage Property resulting from such access or use, and to leave such Indenture Mortgage Property in substantially the same condition as it was at the commencement of such access or use, ordinary wear and tear excepted. In no event, however, will the First Priority Agent and the other Credit Agreement Secured Parties, or any of them, have any liability to the Collateral Agent or other Indenture Secured Parties as a result of any condition (including any environmental condition, claim or liability) on or with respect to such Indenture Mortgage Property to the extent it existed prior to the date of the exercise by the First Priority Agent (or the other Credit Agreement Secured Parties, as the case may be) of their rights as summarized here and the Credit Agreement Secured Parties will have no duty or liability to maintain such Indenture Mortgage Property in a condition or manner better than that in which it was maintained prior to the use thereof by the Credit Agreement Secured Parties, or for any diminution in the value of such Indenture Mortgage Property that results from ordinary wear and tear resulting from the use of such Indenture Mortgage Property by the Credit Agreement Secured Parties in the manner and for the time periods specified here.

        Limitation on Amendments.    Subject to certain limitations, the First Priority Collateral Documents and the Indenture Documents may be amended, restated, supplemented or otherwise modified by the requisite Credit Agreement Secured Parties and the requisite Indenture Secured Parties, as applicable, in accordance with their terms, and the First Priority Claims and the Indenture Obligations may be supplemented, waived, repaid, refunded, refinanced, amended or otherwise modified from time to time, all without affecting the subordination of the Junior Liens hereunder or the provisions of this Intercreditor Agreement defining the relative rights of the Credit Agreement Secured Parties and the Indenture Secured Parties, in each case, without notice to, or the consent of, any Credit Agreement Secured Party or any Indenture Secured Party and without affecting the subordination of the Junior Liens hereunder or the provisions of the Intercreditor Agreement defining the relative rights of the Credit Agreement Secured Parties and the Indenture Secured Parties; provided, that the holders of the indebtedness (and the Liens securing such indebtedness) resulting from any refinancing, or a duly authorized agent on their behalf, shall have agreed in writing to be bound by the terms of the Intercreditor Agreement. The lien priorities provided for in the Intercredior Agreement will not be altered or otherwise affected by any amendment, modification, supplement, increase, restatement or refinancing of either the First Priority Claims or the Indenture Obligations, by the release of any First Priority Collateral or of any guarantees securing any First Priority Claims or by any action that any Credit Agreement Secured Party or any Indenture Secured Party may take or fail to take in respect of any First Priority Collateral.

        With respect to any amendment or refinancing, without the prior written consent of the First Priority Agent (i) the interest rate at which the Indenture Obligations, or any category thereof, accrue may be increased by no more than, in the aggregate, 300 basis points after November 30, 2010 (excluding any default rate of interest), except that the Indenture Secured Parties may charge customary bona fide fees for amendments, consents, waivers, refinancings or granting forbearances and may receive reimbursement for out-of-pocket expenses and indemnification claims (including fees of attorneys, appraisers, consultants and advisors in accordance with the terms of the Indenture Documents in effect on the date hereof); (ii) the maturity date under the Indenture may not be shortened or advanced unless the term of the Credit Agreement is shortened and the date of maturity advanced by an equal period of time; (iii) the principal amount of the Indenture Obligations may be increased so long as such increased principal amount has the same date of maturity as the other Indenture Obligations and the date of maturity of such Indenture Obligations is not modified in a manner prohibited by the foregoing clause; and (iv) no covenant or condition giving rise to an event of default in the Indenture Documents may be modified to cause such covenant or event of default, as applicable, to be more restrictive on any Grantor (other than the Company) than the analogous covenant or condition in the First Priority Collateral Documents; provided, however, that to the extent there is no analogous covenant or condition in the First Priority Collateral Documents, no such modification or addition of such covenant or condition is permitted.

        No Warranties or Liability.    Until the Senior Discharge Date, the First Priority Agent is be entitled, for the benefit of the holders of the First Priority Claims, to sell, transfer or otherwise dispose of or deal with the First Priority Collateral as provided in the Intercreditor Agreement and in the First Priority Collateral Documents without regard to any Junior Lien or any rights to which the holders of the Notes would otherwise be entitled as a result of such Junior Lien, other than any such rights set forth herein. Neither the First Priority Agent nor any other Credit Agreement Secured Party, however, will have any duty or obligation first to marshal or realize upon any type of collateral, or to sell, dispose of or otherwise liquidate all or any portion of such collateral (or any other collateral securing the First Priority Claims), in any manner that would maximize the return to the Indenture Secured Parties, notwithstanding that the order and timing of any such realization, sale, disposition or liquidation may affect the amount of proceeds actually received by Indenture Secured Parties from such realization, sale, disposition or liquidation.

        Without limiting the rights of the Collateral Agent with respect to Permitted Enforcement Actions and except for a breach of the Intercreditor Agreement, no Credit Agreement Secured Party will have any liability (other than any liability which may arise from the gross negligence or willful misconduct of a Credit Agreement Secured Party) to the Collateral Agent or any other Indenture Secured Party, and the Collateral Agent and the Indenture Secured Parties will waive any claims (other than any claims which may arise from the gross negligence or willful misconduct of a Credit Agreement Secured Party) against any Credit Agreement Secured Party, arising out of any and all actions which the First Priority Agent or any other Credit Agreement Secured Party may take or permit or omit to take with respect to (i) the First Priority Collateral Documents (other than the Intercreditor Agreement), (ii) the collection of the First Priority Claims, (iii) the maintenance of, the preservation of, the foreclosure upon or the disposition of any First Priority Collateral, (iv) any election by the First Priority Agent or any Credit Agreement Secured Parties, in any proceeding instituted under the Bankruptcy Code, of the application of Section 1111(b) of the Bankruptcy Code or (v) any extensions of credit by the lenders under the Credit Agreement, or grant of a security interest or administrative expense priority under Section 364 of the Bankruptcy Code by the Company or any of its subsidiaries, as debtor-in-possession, in favor of the Credit Agreement Secured Parties.

Release of Liens

        The Company and the Guarantors will be entitled to releases of assets included in the Collateral from the Liens securing Indenture Obligations under any one or more of the following circumstances:

  (1)
  in connection with asset dispositions permitted or not prohibited under the covenant described below under "—Repurchase at the Option of Holders—Asset Sales";

  (2)
  if any Guarantor is released from its Note Guarantee in accordance with the terms of the Indenture (including by virtue of such Guarantor ceasing to be a Restricted Subsidiary), that Guarantor's assets will also be released from the Liens securing its Note Guarantee and the other Indenture Obligations; or

  (3)
  if required in accordance with the terms of the Intercreditor Agreement or any Collateral Document.

        The Liens on the Collateral that secures the Indenture Obligations also will be released:

  (1)
  upon legal defeasance or covenant defeasance or satisfaction and discharge of the Indenture as described below under the captions "—Defeasance" and "—Satisfaction and Discharge"; or

  (2)
  with the consent of the holders of the requisite percentage of Notes in accordance with the provisions described below under the caption "—Amendment, Supplement and Waiver."

Optional Redemption

        Except as set forth below, the Company will not be entitled to redeem the Notes at its option prior to December 1, 2013.

        Optional Redemption on or after December 1, 2013.    At any time and from time to time on and after December 1, 2013, the Company, at its option, may redeem the Notes, in whole or in part, upon not less than 30 nor more than 60 days' prior written notice, at the redemption prices (expressed as percentages of principal amount) set forth below, plus accrued and unpaid interest and Additional Interest, if any, to the redemption date (subject to the right of holders of the Notes on the relevant record date to receive interest and Additional Interest, if any, due on an interest payment date falling on or prior to the redemption date), if redeemed during the twelve-month period beginning on December 1 of each of the years set forth below.

Year	Percentage
2013	108.625%
2014	104.313%
2015 and thereafter	100.000%

        Optional Redemption with Proceeds of Certain Equity Offerings.    At any time and from time to time prior to December 1, 2013, upon not less than 30 nor more than 60 days' prior written notice, the Company, at its option, may redeem up to 35% of the aggregate principal amount of the Notes (including any Additional Notes) originally issued under the Indenture at a redemption price of 111.50% of the principal amount of the Notes redeemed, plus accrued and unpaid interest and Additional Interest, if any, to the redemption date (subject to the right of holders of the Notes on the relevant record date to receive interest and Additional Interest, if any, due on an interest payment date falling on or prior to the redemption date) if:

  •
  such redemption is made with the proceeds of one or more Equity Offerings;

  •
  at least 65% of the aggregate principal amount of the Notes (including any Additional Notes) originally issued under the Indenture remains outstanding immediately after the occurrence of such redemption (excluding Notes held by the Company or any of its Subsidiaries); and

  •
  the redemption occurs within 90 days of the closing of such Equity Offering.

        Optional Redemption with Unused Excess Cash Flow.    Within 30 days following the completion of an Excess Cash Flow Offer, the Company, at its option, may redeem a portion of the Notes, upon not less than 30 nor more than 60 days' prior written notice, at a redemption price equal to 105% of the principal amount thereof, plus accrued and unpaid interest and Additional Interest, if any, to the redemption date (subject to the right of holders of the Notes on the relevant record date to receive interest and Additional Interest, if any, due on an interest payment date falling on or prior to the redemption date), with the Unused Excess Cash Flow Amount, if any (as determined in accordance with "—Repurchase at the Option of Holders—Excess Cash Flow Offer").

        Optional Redemption at Make-Whole Price.    At any time and from time to time prior to December 1, 2013, upon not less than 30 nor more than 60 days' prior written notice, the Company, at its option, may redeem the Notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the Notes, plus the Applicable Premium as of, and accrued and unpaid interest and Additional Interest, if any, to the redemption date (subject to the right of holders of the Notes on the relevant record date to receive interest and Additional Interest, if any, due on an interest payment date falling on or prior to the redemption date).

        "Applicable Premium" means, with respect to a Note at any redemption date, the greater of (i) 1.00% of the then outstanding principal amount of such Note and (ii) the excess of (A) the present value at such redemption date of (1) the redemption price of such Note on December 1, 2013 (such redemption price being described in the first paragraph in this "—Optional Redemption" section exclusive of any accrued interest or Additional Interest) plus (2) all required remaining scheduled interest payments due on such Note through December 1, 2013 (but excluding accrued and unpaid interest and Additional Interest, if any, to the redemption date), computed using a discount rate equal to the Treasury Rate plus 0.50%, over (B) the then outstanding principal amount of such Note.

        "Treasury Rate" means, at any redemption date, the yield to maturity as of such redemption date of constant maturity United States Treasury securities (as compiled and published in the most recent Federal Reserve Statistical Release H. 15 (519) that has become publicly available at least two business days prior to such redemption date (or, if such statistical release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from such redemption date to December 1, 2013; provided, however, that if no published maturity exactly corresponds with such date, then the Treasury Rate shall be interpolated or extrapolated on a straight-line basis from the arithmetic mean of the yields for the next shortest and next longest published maturities; provided further, however, that if the period from such redemption date to December 1, 2013, is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

Mandatory Redemption; Offers to Purchase; Open Market Purchases

        Except as described below under the captions "—Repurchase at the Option of Holders—Change of Control," "—Asset Sales" and "—Excess Cash Flow," the Company is not required to make mandatory redemption or sinking fund payments or offers to purchase with respect to the Notes. The Company or any Subsidiary of the Company may at any time and from time to time purchase Notes in the open market or otherwise.

Selection and Notice

        If less than all of the Notes are to be redeemed at any time, the Trustee will select the Notes for redemption as follows:

  •
  if the Notes are listed on any national securities exchange, in compliance with the requirements of the principal national securities exchange on which the Notes are listed; or

  •
  if the Notes are not listed on any national securities exchange, on a pro rata basis, by lot or by such method as the Trustee shall deem fair and appropriate.

        No Notes of $2,000 or less will be redeemed in part. Notices of redemption will be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each holder of Notes to be redeemed at its registered address. Notices of redemption may not be conditional.

        If any Note is to be redeemed in part only, the notice of redemption that relates to such Note shall state the portion of the principal amount of that Note to be redeemed. A new Note in principal amount equal to the unredeemed portion of the original Note will be issued in the name of the holder thereof upon cancellation of the original Note. On and after the redemption date, unless the Company defaults in the payment of the redemption price, interest and Additional Interest, if any, will cease to accrue on the principal amount of the Notes or portions of Notes called for redemption and for which funds have been set aside for payment.

Repurchase at the Option of Holders

Change of Control

        Upon the occurrence of a Change of Control, unless the Company has mailed a redemption notice to the holders thereof with respect to all of the outstanding Notes as described above under "—Optional Redemption" at any time prior to the Change of Control Payment Date, each holder of Notes will have the right to require the Company to repurchase all or any part (equal to $2,000 or an integral multiple of $1,000 in excess thereof) of such holder's Notes pursuant to the offer described below at a purchase price in cash equal to 101% of the aggregate principal amount thereof, plus accrued and unpaid interest and Additional Interest, if any, to the date of purchase (the "Change of Control Payment"). Within 30 days following any Change of Control, unless the Company has mailed a redemption notice with respect to all of the outstanding Notes to the holders thereof as described under "—Optional Redemption" at any time prior to the Change of Control Payment Date, the Company will mail a notice to each holder with a copy to the Trustee (the "Change of Control Offer") stating:

  •
  that a Change of Control has occurred and that such holder has the right to require the Company to purchase such holder's Notes at a purchase price in cash equal to 101% of the principal amount thereof on the date of purchase, plus accrued and unpaid interest and Additional Interest, if any, to the date of purchase (subject to the right of holders of the Notes on the relevant record date to receive interest and Additional Interest, if any, due on an interest payment date falling on or prior to the Change of Control Payment Date);

  •
  the circumstances and relevant facts regarding such Change of Control;

  •
  the purchase date (which shall be no earlier than 30 days nor later than 60 days from the date such notice is mailed); and

  •
  the instructions, as determined by the Company, consistent with the covenant described hereunder, that a holder must follow in order to have its Notes purchased.

        The Company will not be required to make a Change of Control Offer upon a Change of Control if (i) a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the Company and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer or (ii) a notice with respect to the redemption of all Notes has been given pursuant to the provisions described above under the caption "—Optional Redemption" at any time prior to the Change of Control Payment Date and the Notes are redeemed in accordance with such notice.

        A Change of Control Offer may be made in advance of a Change of Control, and conditioned upon such Change of Control, if a definitive agreement is in place for the Change of Control at the time of making the Change of Control Offer.

        On a date that is at least 30 but no more than 60 days from the date on which the Company mails notice of the Change of Control (the "Change of Control Payment Date"), the Company will, to the extent lawful:

  •
  accept for payment all Notes or portions thereof validly tendered and not withdrawn pursuant to the Change of Control Offer;

  •
  deposit with the paying agent an amount equal to the Change of Control Payment in respect of all Notes or portions thereof so tendered and not withdrawn; and

  •
  deliver or cause to be delivered to the Trustee the Notes so accepted together with an Officers' Certificate stating the aggregate principal amount of Notes or portions thereof being purchased by the Company.

        The paying agent will promptly deliver to each holder of Notes so accepted the Change of Control Payment for such Notes, and the Trustee will promptly authenticate and mail (or cause to be transferred by book-entry) to each holder a new Note equal in principal amount to any unpurchased portion of the Notes surrendered, if any; provided that each such new Note will be in a principal amount of $2,000 or an integral multiple of $1,000 in excess thereof. The Company will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

        The Change of Control purchase feature of the Notes may in certain circumstances make more difficult or discourage a sale or takeover of the Company and thus the removal of incumbent management. The Company does not currently intend to engage in a transaction involving a Change of Control, although it is possible that the Company could decide to do so in the future. Subject to the limitations discussed below, the Company could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the Indenture, but that could increase the amount of Indebtedness outstanding at such time or otherwise affect its capital structure or credit ratings. Restrictions on the Company's and its Restricted Subsidiaries' ability to Incur additional Indebtedness are contained in the covenants described below under the captions "—Certain Covenants—Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock," "—Liens" and "—Sale and Leaseback Transactions." Such restrictions can only be waived with the consent of the holders of at least a majority in aggregate principal amount of the Notes then outstanding. Except for the limitations contained in such covenants, however, the Indenture will not contain any covenants or provisions that may afford holders of the Notes protection in the event of a highly leveraged transaction.

        The definition of "Change of Control" includes a phrase relating to the sale, conveyance, transfer, lease or other disposition of "all or substantially all" of the assets of the Company and its Subsidiaries, taken as a whole. Although there is a limited body of case law interpreting the phrase "substantially all," there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of Notes to require the Company to repurchase such Notes as a result of a sale, conveyance, transfer, lease or other disposition of less than all of the assets of the Company and its Subsidiaries, taken as a whole, to another Person may be uncertain.

        The provisions under the Indenture relative to our obligation to make a Change of Control Offer to repurchase the Notes as a result of a Change of Control may be waived or modified, with respect to the Notes, with the written consent of the holders of a majority in aggregate principal amount of the Notes, except that, after the obligation has arisen to make or consummate a Change of Control Offer, amendment, change or modification in any material respect of our obligation to make and complete such Change of Control Offer requires the consent of each holder of Notes affected.

Asset Sales

        The Company will not, and will not permit any of its Restricted Subsidiaries to, make any Asset Sale (except with respect to an Event of Loss) unless:

  •
  the Company (or the Restricted Subsidiary, as the case may be) receives consideration at the time of such Asset Sale at least equal to the Fair Market Value of the assets or Equity Interests issued or sold or otherwise disposed of; and

  •
  at least 75% of the consideration therefor received by the Company or such Restricted Subsidiary is in the form of cash or Cash Equivalents;

provided that the amount of:

  •
  any liabilities (as shown on the Company's or any such Restricted Subsidiary's most recent balance sheet) of the Company or any such Restricted Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the Notes or any Note Guarantee) that are assumed by the transferee of any such assets pursuant to a customary novation agreement releasing the Company or such Restricted Subsidiary from further liability; and

  •
  any securities, notes or other obligations received by the Company or any such Restricted Subsidiary from such transferee that are contemporaneously, subject to ordinary settlement periods, converted by the Company or such Restricted Subsidiary into cash or Cash Equivalents (to the extent of the cash or Cash Equivalents received in that conversion), will be deemed to be cash for purposes of this provision.

        Within 270 days after the receipt of any Net Proceeds from an Asset Sale by the Company or a Restricted Subsidiary of the Company, the Company or such Restricted Subsidiary may apply such Net Proceeds at its option:

  •
  to permanently reduce Indebtedness under Credit Facilities (and to correspondingly reduce commitments with respect thereto);

  •
  with respect to Asset Sales of assets of a Restricted Subsidiary of the Company that is not a Guarantor, to permanently reduce Indebtedness of a Restricted Subsidiary of the Company that is not a Guarantor (and to correspondingly reduce commitments with respect thereto), other than Indebtedness owed to the Company or another Subsidiary of the Company;

  •
  to acquire all or substantially all of the assets of, or any Capital Stock of, a Person engaged in a Similar Business, if, after giving effect to any such acquisition of Capital Stock, such Person is or becomes a Wholly-Owned Subsidiary of the Company and if the assets that were the subject of such Asset Sale were of the Company or a Guarantor, such Wholly-Owned Subsidiary shall become a Guarantor;

  •
  to acquire other assets that are not classified as current assets under GAAP and that are used or useful in a Similar Business and/or to make expenditures for maintenance, repair or improvement of existing properties and assets, in each case, that constitute Collateral; or

  •
  any combination of the foregoing.

        Pending the final application of any such Net Proceeds, the Company or a Restricted Subsidiary of the Company may temporarily reduce Indebtedness under Credit Facilities or otherwise invest such Net Proceeds in any manner that is not prohibited by the Indenture.

        Any Net Proceeds from Asset Sales that are not applied or invested (by election or as a result of the passage of time) as provided in the first sentence of the preceding paragraph will be deemed to constitute "Excess Proceeds." When the aggregate amount of Excess Proceeds exceeds $10.0 million, within 10 business days thereof, the Company will be required to make an offer (an "Asset Sale Offer") to all holders of Notes to purchase the maximum principal amount of Notes that may be purchased out of the Excess Proceeds. The offer price for such Asset Sale Offer shall be an amount in cash equal to 100% of the principal amount thereof, plus accrued and unpaid interest and Additional Interest, if any, to the date of purchase (subject to the right of holders of the Notes on the relevant record date to receive interest and Additional Interest, if any, due on an interest payment date falling on or prior to the date of purchase), in accordance with the procedures set forth in the Indenture. To the extent that the aggregate amount of Notes tendered pursuant to an Asset Sale Offer is less than the Excess Proceeds, the Company and its Restricted Subsidiaries may use any remaining Excess Proceeds for any purpose not otherwise prohibited by the Indenture. If the aggregate principal amount of Notes surrendered by holders thereof exceeds the amount of the Excess Proceeds, the Trustee shall select the Notes to be purchased on a pro rata basis based upon principal balance; provided, that in connection with any such proration, the Trustee may make such adjustments upward or downward and not exceeding $1,000 principal amount such that the unpurchased portion of any Note shall equal $2,000 principal amount or an integral multiple of $1,000 in excess thereof. Upon completion of such offer to purchase, the amount of Excess Proceeds shall be reset at zero.

Excess Cash Flow

        After the end of (i) the annual period ending December 31, 2011 and (ii) each semi-annual period thereafter ending June 30 and December 31, the Company shall determine the amount (the "Excess Cash Flow Offer Amount") that is equal to (a) with respect to the Excess Cash Flow Offer (as defined below) on December 31, 2011, the greater of (i) 75% of Excess Cash Flow for such annual period and (ii) $7.5 million; (b) with respect to each Excess Cash Flow Offer thereafter on December 31, the greater of (i) the Minimum Excess Cash Flow Amount (as defined below) and (ii) (x) 75% of Excess Cash Flow for each such annual period ending December 31, minus (y) the Minimum Excess Cash Flow Amount for the immediately preceding Excess Cash Flow Offer on June 30; and (c) with respect to each Excess Cash Flow Offer on June 30, the Minimum Excess Cash Flow Amount, and, in each case, make an offer (an "Excess Cash Flow Offer") to the holders of the Notes to repurchase all or any part (equal to $2,000 or integral multiples of $1,000 in excess thereof) of each holder's Notes at the purchase price described below; provided, however, that the maximum aggregate price payable in any Excess Cash Flow Offer will not exceed the applicable Excess Cash Flow Offer Amount. For purposes of this covenant, the "Minimum Excess Cash Flow Amount" means, with respect to any Excess Cash Flow Offer, an amount equal to (as determined on the applicable June 30 or December 31): (a) $5.0 million if the outstanding aggregate principal amount of the Notes exceeds $233.0 million or (b) $1.0 million if the outstanding aggregate principal amount of the Notes is $233.0 million or less.

        If the Company is required to make an Excess Cash Flow Offer as provided herein, the Company will mail within 30 days after the end of each semi-annual period ending June 30 and 90 days after the end of each annual period ending December 31, an offer to each holder of the Notes, with a copy to the Trustee, which offer shall govern the terms of the Excess Cash Flow Offer. Such offer shall state, among other things, the repurchase date, which must be no earlier than 30 days nor later than 60 days from the date such notice is mailed, other than as may be required by law (the "Excess Cash Flow Offer Payment Date").

        If only a portion of a Note is purchased pursuant to an Excess Cash Flow Offer, a new Note in a principal amount equal to the portion thereof not purchased will be issued in the name of the holder thereof upon cancellation of the original Note (or appropriate adjustments to the amount and beneficial interests in a Global Note will be made). Notes (or portions thereof) purchased pursuant to an Excess Cash Flow Offer will be cancelled and cannot be reissued.

        If the aggregate repurchase price of Notes tendered pursuant to any Excess Cash Flow Offer and not withdrawn is less than the applicable Excess Cash Flow Offer Amount (such difference, the "Unused Excess Cash Flow Amount"), the Company may, subject to the other provisions of the Indenture, use such Unused Excess Cash Flow Amount to redeem the Notes pursuant to the provisions of "—Optional Redemption—Optional Redemption with Unused Excess Cash Flow" or for any other lawful purpose. Following the expiration of each such Excess Cash Flow Offer pursuant to such provisions, the Excess Cash Flow Offer Amount shall be reset at zero.

        In each Excess Cash Flow Offer, the Company will be required to repurchase Notes validly tendered and not withdrawn at a purchase price in cash equal to 101% of their principal amount, plus accrued and unpaid interest and Additional Interest, if any, to the Excess Cash Flow Offer Payment Date, subject to proration in the event of oversubscription and to the right of holders of Notes on the relevant regular record date to receive interest and Additional Interest, if any, due on an interest payment date falling on or prior to the applicable date of repurchase.

        On the Excess Cash Flow Offer Payment Date, the Company will, to the extent lawful:

  (1)
  accept for payment all Notes or portions of Notes properly tendered pursuant to the Excess Cash Flow Offer and not withdrawn (subject to proration in the event of oversubscription);

  (2)
  deposit with the paying agent an amount equal to the aggregate purchase price to be paid in such Excess Cash Flow Offer in respect of Notes or portions of Notes properly tendered and not withdrawn; and

  (3)
  deliver or cause to be delivered to the Trustee the Notes or portions of Notes properly accepted for payment together with an Officers' Certificate stating the aggregate principal amount of Notes or portions of Notes being purchased by the Company.

        The paying agent will promptly mail or wire transfer to each holder of Notes or portions of Notes properly tendered and not withdrawn the purchase price payable with respect to such Notes or portions of Notes, and the Trustee will promptly authenticate and mail (or cause to be transferred by book-entry) to each holder a new Note equal in principal amount to any unpurchased portion of the Notes surrendered. Any Note or portion of a Note accepted for payment pursuant to an Excess Cash Flow Offer will cease to accrue interest on and after the Excess Cash Flow Offer Payment Date. The Company will publicly announce the results of any Excess Cash Flow Offer on or as soon as practicable after the Excess Cash Flow Offer Payment Date.

        If an Excess Cash Flow Offer is made, there can be no assurance that the Company will have available funds sufficient to pay the Excess Cash Flow purchase price for all the Notes that might be delivered by holders seeking to accept the Excess Cash Flow Offer.

        The Company will not be required to make an Excess Cash Flow Offer if notice of redemption for all of the then outstanding Notes has been given pursuant to the Indenture as described above under the caption "—Optional Redemption," unless and until there is a default in payment of the applicable redemption price.

General

        The Company will comply, to the extent applicable, with the requirements of Section 14(e) of, and Rule 14e-l under, the Exchange Act and any other securities laws and regulations thereunder in connection with the repurchase of the Notes as a result of a Change of Control, an Asset Sale or Excess Cash Flow. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the Indenture, the Company will comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under the Indenture by virtue of its compliance with such securities laws or regulations.

        Notes (or portions thereof) purchased pursuant to a Change of Control Offer, an Asset Sale Offer or an Excess Cash Flow Offer will be cancelled and cannot be reissued.

        If a Change of Control Offer or an Excess Cash Flow Offer is made, there can be no assurance that the Company will have available funds sufficient to pay the Change of Control Offer or an Excess Cash Flow Offer purchase price for all the Notes that might be delivered by holders of the Notes seeking to accept the Change of Control Offer or an Excess Cash Flow Offer. It is also possible that the events that constitute a Change of Control may also be events of default under Credit Facilities. These events may permit the lenders under Credit Facilities to accelerate the Indebtedness outstanding thereunder. If the Company is required to repurchase the Notes pursuant to a Change of Control Offer or an Excess Cash Flow Offer and repay certain amounts outstanding under Credit Facilities if such Indebtedness is accelerated, the Company would probably require third-party financing. The Company cannot provide assurance that it would be able to obtain third-party financing on acceptable terms, or at all. If the Indebtedness under the Credit Facilities is not paid, the lenders thereunder may seek to enforce security interests in the collateral securing such Indebtedness, thereby limiting the Company's ability to raise cash to purchase the Notes, and reducing the practical benefit of the offer to purchase provisions to the holders of the Notes.

Certain Covenants

Restricted Payments

        The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly,

  (1)
  declare or pay any dividend on, or make any other payment or distribution in respect of, its Equity Interests (including any dividend or distribution payable in connection with any merger, consolidation or amalgamation involving the Company or any Restricted Subsidiary of the Company) or similar payment to the direct or indirect holders thereof in their capacity as such (other than any dividends or distributions payable solely in its Equity Interests (other than Disqualified Stock) and dividends or distributions payable to the Company or any Restricted Subsidiary of the Company (and, if such Restricted Subsidiary has stockholders other than the Company or other Restricted Subsidiaries of the Company, to its other stockholders on no more than a pro rata basis));

  (2)
  purchase, redeem or otherwise acquire or retire for value any Equity Interests of the Company held by any Person or any Equity Interests of any Restricted Subsidiary of the Company held by any Affiliate of the Company (in each case other than held by the Company or a Restricted Subsidiary of the Company), including in connection with any merger, consolidation or amalgamation and including the exercise of any option to exchange any Equity Interests (other than into Equity Interests of the Company that are not Disqualified Stock);

  (3)
  make any purchase, repurchase, redemption, defeasance or other acquisition or retirement for value, more than 30 days prior to the scheduled final maturity, scheduled repayment or scheduled sinking fund payment of any Indebtedness (excluding any intercompany Indebtedness between the Company and any of its Restricted Subsidiaries or among Restricted Subsidiaries of the Company) that is contractually subordinated in right of payment to the Notes or any Note Guarantee; or

  (4)
  make any Restricted Investment

(all such payments and other actions set forth in clauses (1) through (4) above being collectively referred to as "Restricted Payments"),

unless, at the time of and after giving effect to such Restricted Payment:

  (a)
  no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof; and

  (b)
  the Company would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to Incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in paragraph (a) under the caption "—Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock"; and

  (c)
  such Restricted Payment, together with the aggregate of all other Restricted Payments made by the Company and its Restricted Subsidiaries after the Issue Date (excluding Restricted Payments permitted by clauses (2) through (12) of the next succeeding paragraph), is, at the time of determination, less than the sum of:

  (i)
  50% of the Consolidated Net Income of the Company for the period (taken as one accounting period) beginning on the first day of the fiscal quarter during which the Issue Date occurs to the end of the Company's most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit), plus

    (ii)
    100% of the aggregate net cash proceeds received by the Company from the issuance or sale of its Equity Interests (other than Disqualified Stock) subsequent to the Issue Date (other than an issuance or sale to a Subsidiary of the Company) and 100% of any cash capital contribution received by the Company from its shareholders subsequent to the Issue Date, plus

    (iii)
    the amount by which the principal amount of any Indebtedness of the Company or a Restricted Subsidiary of the Company is reduced upon the conversion or exchange (other than by a Restricted Subsidiary of the Company) subsequent to the Issue Date of any Indebtedness of the Company or a Restricted Subsidiary of the Company convertible or exchangeable for Equity Interests (other than Disqualified Stock) of the Company (less the amount of any cash, or the fair value of any other property, distributed by the Company or a Restricted Subsidiary of the Company upon such conversion or exchange); provided, however, that the foregoing amount shall not exceed the net cash proceeds received by the Company or any Restricted Subsidiary of the Company from the sale of such Indebtedness (excluding net cash proceeds from sales to a Restricted Subsidiary of the Company); plus

    (iv)
    the amount equal to the sum of (x) the net reduction in the Restricted Investments made by the Company or any Restricted Subsidiary of the Company in any Person resulting from repurchases, repayments or redemptions of such Investments by such Person, proceeds realized on the sale or other disposition of such Investment and proceeds representing the return of capital (excluding dividends and distributions to the extent included in Consolidated Net Income), in each case, realized by the Company or any Restricted Subsidiary of the Company, and (y) in the event that any Unrestricted Subsidiary is re-designated as a Restricted Subsidiary of the Company, the portion (proportionate to the Company's equity interest in such Subsidiary) of the Fair Market Value of the net assets of such Unrestricted Subsidiary at the time such Unrestricted Subsidiary is re-designated a Restricted Subsidiary of the Company; provided, however, that the foregoing sum will not exceed, in the case of any such Person, the amount of Restricted Investments previously made (and treated as a Restricted Payment) by the Company or any Restricted Subsidiary of the Company in such Person or Unrestricted Subsidiary.

        The foregoing provisions will not prohibit:

  (1)
  the payment of any dividend within 60 days after the date of declaration thereof, if at said date of declaration such payment would have complied with the provisions of the Indenture;

  (2)
  so long as no Default or Event of Default has occurred and is continuing or would be caused thereby, any Restricted Payment made in exchange for, or with the net cash proceeds from, the substantially concurrent sale of Equity Interests of the Company (other than any Disqualified Stock and other than Equity Interests issued or sold to a Subsidiary of the Company) or a substantially concurrent cash capital contribution received by the Company from its shareholders; provided that the net cash proceeds from such sale or such cash capital contribution (to the extent so used for such Restricted Payment) shall be excluded from clause (c)(ii) of the preceding paragraph;

  (3)
  the defeasance, redemption, repurchase, retirement or other acquisition of Indebtedness of the Company or any Guarantor that is contractually subordinated in right of payment to the Notes or to any Note Guarantee in exchange for, or with the net cash proceeds from, an Incurrence of Permitted Refinancing Debt;

  (4)
  so long as no Default or Event of Default has occurred and is continuing or would be caused thereby, the redemption, repurchase, retirement or other acquisition for value of any Equity Interests of the Company or any Restricted Subsidiary of the Company held by employees, former employees, directors, former directors, consultants or former consultants of the Company (or any of its Subsidiaries); provided that the aggregate amount of such redemptions, repurchases, retirements and other acquisitions (excluding amounts representing cancellation of Indebtedness, but including, for the avoidance of doubt, the aggregate principal amount of all Permitted Debt described in clause (12) of the definition thereof issued as consideration for any such redemptions, repurchases, retirements or other acquisitions) shall not exceed $1.0 million in any fiscal year and $5.0 million in the aggregate (in each case plus the amount of net cash and proceeds received by the Company and its Restricted Subsidiaries (a) in respect of "key-man" life insurance and (b) from the issuance of Equity Interests by the Company to members of management of the Company and its Subsidiaries, to the extent that those amounts did not provide the basis for any previous Restricted Payment);

  (5)
  payments of dividends on Disqualified Stock issued pursuant to the covenant described below under the caption "—Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock";

  (6)
  repurchases of Capital Stock deemed to occur upon exercise of stock options if such Capital Stock represents a portion of the exercise price of such options;

  (7)
  cash payments in lieu of the issuance of fractional shares in connection with the exercise of warrants, options or other securities convertible into or exchangeable for Capital Stock of the Company; provided, however, that any such cash payment shall not be for the purpose of evading the limitation of the covenant described under this caption (as determined in good faith by the Board of Directors of the Company);

  (8)
  so long as no Default or Event of Default has occurred and is continuing or would be caused thereby, payments of intercompany subordinated Indebtedness, the Incurrence of which was permitted under clause (5) of paragraph (b) of the covenant described below under the caption "—Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock";

  (9)
  the repurchase, redemption or other acquisition or retirement for value of any Indebtedness of the Company or any Guarantor that is contractually subordinated in right of payment to the Notes or to any Note Guarantee pursuant to provisions similar to those described under the caption "—Repurchase at the Option of Holders—Change of Control"; provided that all Notes tendered by holders in connection with a Change of Control Offer have been repurchased, redeemed or acquired for value;

  (10)
  Permitted Parent Payments;

  (11)
  the application of the proceeds from the issuance of the Notes on the Issue Date as described under "Use of Proceeds"; or

  (12)
  Restricted Payments in an amount which, when taken together with all Restricted Payments previously made pursuant to this clause (12), does not exceed $3.5 million in the aggregate.

        The amount of all Restricted Payments (other than cash) shall be the Fair Market Value (evidenced by a resolution of the Board of Directors of the Company set forth in an Officers' Certificate delivered to the Trustee) on the date of the Restricted Payment of the assets proposed to be transferred by the Company or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment.

Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock

(a)
The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, Incur any Indebtedness (including Acquired Debt) and the Company will not issue any Disqualified Stock and will not permit any of its Restricted Subsidiaries to issue any shares of Preferred Stock; provided, however, that the Company and any Guarantor may Incur Indebtedness (including Acquired Debt) and the Company may issue shares of Disqualified Stock, if (i) the Fixed Charge Coverage Ratio for the Company's most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is Incurred or such Disqualified Stock is issued would have been at least 2.0 to 1.0, determined on a pro forma basis (including a pro forma application of the net cash proceeds therefrom, including the effect of acquisitions or repayments or redemptions of Indebtedness to be funded by such proceeds), as if the additional Indebtedness had been Incurred, or the Disqualified Stock had been issued, as the case may be, at the beginning of such four-quarter period and (ii) if the Consolidated Leverage Ratio of the Company and its Restricted Subsidiaries for the Company's most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is Incurred or such Disqualified Stock is issued would have been no greater than 5.00 to 1.00, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been Incurred, or the Disqualified Stock had been issued, as the case may be, and the application of proceeds therefrom had occurred at the beginning of such four-quarter period.

(b)
The foregoing provisions will not prohibit the Incurrence of any of the following items of Indebtedness (collectively, "Permitted Debt"):

(1)
the Incurrence by the Company or any Guarantor (including any Guarantees thereof) of Indebtedness pursuant to Credit Facilities in an aggregate principal amount at any time outstanding not to exceed the sum of (A) $25.0 million (with the amount drawn or otherwise outstanding under Credit Facilities, other than letters of credit, not to exceed $20.0 million), plus (B) in the event of any refinancing of any such Indebtedness, the aggregate amount of fees, underwriting discounts, premiums and other costs and expenses incurred in connection with such refinancing, less the aggregate amount of all Net Proceeds of Asset Sales applied to permanently repay any such Indebtedness pursuant to "—Repurchase at the Option of Holders—Asset Sales";

(2)
the Incurrence by the Company and the Guarantors of Indebtedness represented by the Notes (other than any Additional Notes) and the Note Guarantees and the Exchange Notes and the related Note Guarantees issued pursuant to the Registration Rights Agreement;

(3)
the Incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness (including Capital Lease Obligations, mortgage financings or purchase money obligations) Incurred for the purpose of financing (or refinancing) all or any part of the purchase price or cost of construction or improvement of property (real or personal), plant or equipment used in any Similar Business that, added to all other Indebtedness Incurred pursuant to this clause (3) and then outstanding, will not exceed $5.0 million;

(4)
the Incurrence by the Company or any of its Restricted Subsidiaries of Permitted Refinancing Debt in exchange for, or the net cash proceeds of which are used to extend, refinance, renew, replace, defease, discharge or refund, Indebtedness that was Incurred pursuant to paragraph (a) or pursuant to clause (2), (8) or this clause (4) of this paragraph (b);

  (5)
  the Incurrence of (a) intercompany Indebtedness of the Company, a Guarantor or any other Restricted Subsidiary of the Company for so long as such Indebtedness is held by the Company or a Guarantor; provided that (i) such Indebtedness shall be unsecured and if owing by the Company or any Guarantor, contractually subordinated in all respects (other than with respect to the maturity thereof) to the Obligations of the Company under the Notes or such Guarantor under its Note Guarantee, as the case may be, and (ii) if as of any date any Person other than the Company or a Guarantor owns or holds any such Indebtedness or holds a Lien in respect of such Indebtedness (other than Permitted Liens of the type described in clause (1) or (15) of the definition thereof), such date shall be deemed the Incurrence of Indebtedness not permitted under this clause (5) by the issuer of such Indebtedness and (b) intercompany Indebtedness of the Company, any Guarantor or any Foreign Subsidiary for so long as such Indebtedness is held by a Foreign Subsidiary; provided that (i) if such Indebtedness is owing by the Company or any Guarantor, such Indebtedness shall be unsecured and contractually subordinated in all respects (other than with respect to the maturity thereof) to the Obligations of the Company under the Notes or such Guarantor under its Note Guarantee, as the case may be, and (ii) if as of any date any Person other than such other Foreign Subsidiary owns or holds any such Indebtedness or holds a Lien in respect of such Indebtedness, such date shall be deemed the Incurrence of Indebtedness not constituting Indebtedness permitted under this clause (5) by the issuer of such Indebtedness;

  (6)
  Guarantees by the Company or any of its Restricted Subsidiaries of Indebtedness of the Company or any of its Restricted Subsidiaries to the extent that the Guaranteed Indebtedness was permitted to be Incurred by another provision of this covenant; provided that if the Indebtedness being Guaranteed (x) is subordinated to the Notes or a Note Guarantee, then the Guarantee must be subordinated to the same extent as the Indebtedness being Guaranteed or (y) is owed by any Restricted Subsidiary that is not a Guarantor, such Guarantee shall be subordinated to the prior payment in full of the Notes in the case of the Company or the Note Guarantees in the case of a Guarantor;

  (7)
  the Incurrence by the Company or any of its Restricted Subsidiaries of Hedging Obligations that are Incurred for the purpose of fixing or hedging (A) interest rate risk with respect to any floating rate Indebtedness that is permitted by the terms of the Indenture to be outstanding or (B) currency exchange risk in connection with existing financial obligations in the ordinary course of business and not for purposes of speculation;

  (8)
  the Incurrence of Existing Indebtedness (other than Indebtedness described in clause (1), (2) or (5) of this paragraph (b));

  (9)
  the Incurrence of Obligations in respect of commercial letters of credit, performance, bid and surety bonds and completion guarantees provided by the Company or any of its Restricted Subsidiaries in the ordinary course of business;

  (10)
  the Incurrence by the Company or any of its Subsidiaries of Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently (except in the case of daylight overdrafts) drawn against insufficient funds in the ordinary course of business; provided, however, that such Indebtedness is extinguished within two business days of its Incurrence;

  (11)
  Indebtedness of the Company or any Restricted Subsidiary consisting of the financing of insurance premiums in the ordinary course of business;

  (12)
  Indebtedness consisting of promissory notes or similar Indebtedness issued by the Company or any Restricted Subsidiary of the Company to current, future or former officers, directors and employees thereof, or to their respective estates, spouses or former spouses, in each case to finance the purchase or redemption of Equity Interests of the Company or a Restricted Subsidiary of the Company to the extent described in clause (4) of the second paragraph under the caption "Restricted Payments";

  (13)
  the Incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness, or issuance of Disqualified Stock by the Company (in addition to Indebtedness or Disqualified Stock permitted by any other clause of this paragraph) in an aggregate principal amount (or accreted value, as applicable) that, when added to all other Indebtedness Incurred pursuant to this clause (13) and then outstanding, will not exceed $10.0 million; and

  (14)
  the Incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness to the extent that the net proceeds thereof are promptly deposited with the Trustee to redeem the Notes in full or to defease or to satisfy and discharge the Notes.

(c)
The Company and the Guarantors will not incur any Indebtedness (including Permitted Debt) that is contractually subordinated in right of payment to any other Indebtedness of the Company or such Guarantor unless such Indebtedness is also contractually subordinated in right of payment to the Notes and the applicable Note Guarantee on substantially identical terms; provided, however, that no Indebtedness will be deemed to be contractually subordinated in right of payment to any other Indebtedness solely by virtue of being unsecured or by virtue of being secured on a junior Lien or priority basis.

(d)
For purposes of determining compliance with this covenant, in the event that an item of Indebtedness meets the criteria of more than one of the categories of Indebtedness described in clauses (1) through (14) of paragraph (b) of this covenant or under paragraph (a) of this covenant, the Company shall, in its sole discretion, divide and classify such item of Indebtedness in any manner that complies with this covenant and will only be required to include the amount and type of such Indebtedness in one of such clauses or pursuant to paragraph (a) of this covenant, and may re-classify any such item of Indebtedness from time to time among such clauses or the first paragraph of this covenant, so long as such item meets the applicable criteria for such category. For avoidance of doubt, Indebtedness may be classified as Incurred in part pursuant to one of the clauses (1) through (14) above, and in part under one or more other clauses or under paragraph (a) of this covenant. Any Indebtedness outstanding on the Issue Date under the Credit Agreement shall be treated as Incurred pursuant to clause (1) of paragraph (b) of this covenant.

        For purposes of determining compliance with any U.S. dollar-denominated restriction on the Incurrence of Indebtedness, the U.S. dollar-equivalent principal amount of Indebtedness denominated in a foreign currency shall be calculated based on the relevant currency exchange rate in effect on the date such Indebtedness was Incurred, in the case of term debt, or first committed, in the case of revolving credit debt; provided that if such Indebtedness is Incurred to refinance other Indebtedness denominated in a foreign currency, and such refinancing would cause the applicable U.S. dollar-denominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing, such U.S. dollar-denominated restriction shall be deemed not to have been exceeded so long as the principal amount of such refinancing Indebtedness does not exceed the principal amount of such Indebtedness being refinanced.

        The principal amount of any Indebtedness Incurred to refinance other Indebtedness, if Incurred in a different currency from the Indebtedness being refinanced, shall be calculated based on the currency exchange rate applicable to the currencies in which such respective Indebtedness is denominated that is in effect on the date of such refinancing.

        Accrual of interest and dividends, accretion of accreted value, issuance of securities paid-in-kind, amortization of original issue discount, changes to amounts outstanding in respect of Hedging Obligations solely as a result of fluctuations in foreign currency exchange rates or interest rates or by reason of fees, indemnities and compensation payable thereunder shall not be deemed to be an Incurrence of Indebtedness for purposes of this covenant.

Designation of Restricted and Unrestricted Subsidiaries

        The Board of Directors of the Company may designate any Restricted Subsidiary to be an Unrestricted Subsidiary if that designation would not cause a Default. If a Restricted Subsidiary is designated as an Unrestricted Subsidiary, the aggregate Fair Market Value of all outstanding Investments owned by the Company and its Restricted Subsidiaries in the Subsidiary of the Company designated as an Unrestricted Subsidiary will be deemed to be an Investment made as of the time of the designation and will reduce the amount available for Restricted Payments under the covenant described above under the caption "—Restricted Payments" or under one or more clauses of the definition of Permitted Investments, as determined by the Company. That designation will only be permitted if the Investment would be permitted at that time and if the Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. The Board of Directors of the Company may redesignate any Unrestricted Subsidiary to be a Restricted Subsidiary if that redesignation would not cause a Default.

        Any designation of a Subsidiary of the Company as an Unrestricted Subsidiary will be evidenced to the Trustee by filing with the Trustee a certified copy of a resolution of the Board of Directors of the Company giving effect to such designation and an Officers' Certificate certifying that such designation complied with the preceding conditions and was permitted by the covenant described above under the caption "—Restricted Payments." If, at any time, any Unrestricted Subsidiary would fail to meet the preceding requirements as an Unrestricted Subsidiary, it will thereafter cease to be an Unrestricted Subsidiary for purposes of the Indenture and any Indebtedness of such Subsidiary will be deemed to be Incurred by a Restricted Subsidiary of the Company as of such date and, if such Indebtedness is not permitted to be Incurred as of such date under the covenant described under the caption "—Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock," the Company will be in default of such covenant. The Board of Directors of the Company may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary of the Company; provided that such designation will be deemed to be an Incurrence of Indebtedness by a Restricted Subsidiary of the Company of any outstanding Indebtedness of such Unrestricted Subsidiary, and such designation will only be permitted if (1) such Indebtedness is permitted under the covenant described under the caption "—Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock," calculated on a pro forma basis as if such designation had occurred at the beginning of the four-quarter reference period and (2) no Default or Event of Default would be in existence following such designation.

Liens

        The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume or suffer to exist any Lien of any kind on any asset now owned or hereafter acquired, except Permitted Liens.

Limitation on Capital Expenditures

        The Company will not, and will not permit any of its Restricted Subsidiaries to, make Capital Expenditures in an aggregate amount exceeding (i) $4.0 million during the period from November 30, 2010 through the fiscal year ending December 31, 2011, (ii) $5.0 million during the immediately succeeding fiscal year, and (iii) $7.5 million during the fiscal year ending December 31, 2013 and each fiscal year thereafter, in the case of each of clauses (i), (ii) and (iii) above, excluding expenditures made with insurance or condemnation proceeds or the proceeds of Asset Sales or other dispositions. In the event that the amount of Capital Expenditures permitted to be made pursuant to the preceding sentence in any period or fiscal year, as applicable (before giving effect to any increase in such permitted Capital Expenditure amount pursuant to this sentence), is greater than the amount of Capital Expenditures actually made by the Company and its Restricted Subsidiaries during such period or fiscal year, as applicable, the excess in an amount not to exceed $2.5 million may be carried forward and utilized to make Capital Expenditures in the immediately succeeding (but not in any subsequent) fiscal year. Notwithstanding the foregoing, the Company and its Restricted Subsidiaries may make Capital Expenditures in any fiscal year in excess of the limitations set forth in this covenant, only to the extent such Capital Expenditures are fully funded with cash contributions made by the Parent after the Issue Date for such purpose.

Dividend and Other Payment Restrictions Affecting Subsidiaries

        The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or consensual restriction on the ability of any Restricted Subsidiary to:

  (1)
  pay dividends or make any other distributions to the Company or any of its Restricted Subsidiaries with respect to its Capital Stock or any other interest or participation in, or measured by, its profits;

  (2)
  pay any Indebtedness owed to the Company or any of its Restricted Subsidiaries;

  (3)
  make any loans or advances to the Company or any of its Restricted Subsidiaries; or

  (4)
  sell, lease or transfer any of its properties or assets to the Company or any of its Restricted Subsidiaries.

        However, the foregoing restrictions will not apply to encumbrances or restrictions existing under or by reason of:

  (1)
  any agreements in effect or entered into on November 30, 2010, including agreements governing Existing Indebtedness as in effect on November 30, 2010, and any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings thereof; provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are not (as determined in good faith by the Company) materially more restrictive, taken as a whole, with respect to such dividend and other payment restrictions than those contained in the agreements governing such Indebtedness as in effect on the Issue Date;

  (2)
  the Credit Agreement as in effect as of November 30, 2010, and any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings thereof and any additional Credit Facilities permitted under the Indenture; provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements, refinancings or additional facilities are not materially more restrictive, taken as a whole, with respect to such dividend and other payment restrictions than those contained in the Credit Agreement as in effect on November 30, 2010;

  (3)
  the Indenture Documents;

  (4)
  applicable law and any applicable rule, regulation or order;

  (5)
  customary non-assignment provisions in leases, licenses or other agreements entered into in the ordinary course of business;

  (6)
  purchase money obligations that impose restrictions of the nature described in clause (4) of the preceding sentence on the property so acquired;

  (7)
  any agreement for the sale or other disposition of all or substantially all of the Capital Stock or assets of a Restricted Subsidiary of the Company that restricts distributions by that Restricted Subsidiary pending its sale or other disposition thereof;

  (8)
  any agreement or other instrument of a Person acquired by the Company or any Restricted Subsidiary of the Company in existence at the time of such acquisition (but not created in contemplation thereof), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person and its Subsidiaries, or the property or assets of the Person and its Subsidiaries, so acquired, and any amendment, modification, renewal, replacement or refinancing thereof; provided, that such amendments, modifications, renewals, replacements or refinancings are not (as determined in good faith by the Company) materially less favorable, taken as a whole, to the holders of the Notes than such encumbrances or restrictions prior to such amendment, modification, renewal, replacement or refinancing;

  (9)
  Permitted Liens that limit the right of the Company or any of its Subsidiaries to dispose of the asset or assets subject to such Lien;

  (10)
  customary provisions limiting the disposition or distribution of assets or property in partnership, joint venture, asset sale agreements, stock sale agreements and other similar agreements entered into in the ordinary course of business, which limitation is applicable only to the assets that are the subject of such agreements; and

  (11)
  restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business.

Merger, Consolidation or Sale of Assets

        (a)    The Company.    The Company shall not, in any transaction or series of related transactions, consolidate with or merge with or into (whether or not the Company survives), or sell, assign, convey, transfer, lease or otherwise dispose of (or cause or permit any Restricted Subsidiary to sell, assign, convey, transfer, lease or otherwise dispose of) all or substantially all of its property and assets whether as an entirety or substantially as an entirety, to any Person, unless:

  (1)
  either:

  (A)
  if the transaction or series of transactions is a consolidation of the Company with or a merger of the Company with or into any other Person, the Company shall be the surviving Person of such consolidation or merger; or

  (B)
  the Person formed by any consolidation or merger with or into the Company, or to which all or substantially all of the properties and assets of the Company, as the case may be, are sold, assigned, conveyed, transferred, leased or otherwise disposed of shall be a corporation organized and existing under the laws of the United States, any state thereof or the District of Columbia, and such Person shall expressly assume by (i) a supplemental indenture executed and delivered to the Trustee all of the obligations of the Company under the Notes and the Indenture and, in each case, the Indenture, as so supplemented, shall remain in full force and effect and (ii) by amendment, supplement or other instrument, executed and delivered to the Trustee, all obligations of the Company under the Collateral Documents, and in connection therewith shall cause such instruments to be filed and recorded in such jurisdictions and take such other actions as may be required by applicable law to perfect or continue the perfection of the Lien created under the Collateral Documents on the Collateral owned by or transferred to the surviving entity; and

  (2)
  immediately before and after giving effect to such transaction or series of transactions on a pro forma basis (including any Indebtedness Incurred or anticipated to be Incurred in connection with or in respect of such transaction or series of transactions), no Default or Event of Default shall have occurred and be continuing; and

  (3)
  at the time of such transaction and after giving pro forma effect thereto as if such transaction had occurred at the beginning of the applicable period (but without giving effect to the costs and expenses of such transaction), (x) the Company, or the successor entity to the Company, as the case may be, would be permitted to Incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in paragraph (a) of the covenant described above under the caption "—Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock" or (y) the Fixed Charge Coverage Ratio of the Company, or the successor entity to the Company, as the case may be, immediately after such transaction, shall be no less than the ratio immediately prior to such transaction.

        The foregoing requirements do not apply to any transaction or series of transactions involving the sale, assignment, conveyance, transfer, lease or other disposition of any properties or assets by any Subsidiary of the Company to the Company or any Guarantor, or the consolidation, amalgamation or merger of any Subsidiary of the Company with or into the Company or any Guarantor.

        In connection with any consolidation, merger, sale, assignment, conveyance, transfer, lease or other disposition contemplated by the foregoing provisions, the Company shall deliver, or cause to be delivered, to the Trustee an Officers' Certificate stating that such consolidation, merger, sale, assignment, conveyance, transfer, lease or other disposition and the supplemental indenture in respect thereof comply with the requirements of the Indenture and an Opinion of Counsel. Each such Officers' Certificate shall set forth the manner of determination of the Company's compliance with clause (3) of the preceding paragraph.

        The successor entity shall succeed to, and be substituted for, and may exercise every right and power of the predecessor company under the Indenture Documents, and the predecessor company shall (except in the case of a lease) be released from all its obligations and covenants under the Indenture Documents.

        (b)    The Guarantors.    Subject to certain limitations in the Indenture governing release of a Guarantor upon the sale or disposition of a Restricted Subsidiary that is a Guarantor, each Guarantor shall not, in any transaction or series of related transactions, consolidate with or merge into (whether or not such Guarantor survives), or sell, assign, convey, transfer, lease or otherwise dispose of all or substantially all of its property and assets to, any Person, unless either:

  (1)
  either:

  (A)
  if the transaction or series of transactions is a consolidation of such Guarantor with or a merger of such Guarantor with or into any other Person, such Guarantor shall be the surviving Person of such consolidation or merger; or

  (B)
  the Person formed by any consolidation or merger with or into such Guarantor (if other than the Guarantor), or to which all or substantially all of the properties and assets of such Guarantor and its Subsidiaries, taken as a whole, as the case may be, are sold, assigned, conveyed, transferred, leased or otherwise disposed of shall be a corporation, partnership, limited liability company or trust organized and existing under the laws of the United States, any state thereof or the District of Columbia and shall expressly assume by (i) a supplemental indenture executed and delivered to the Trustee, all of the obligations of such Guarantor under its Note Guarantee and the Indenture and, in each case, the Indenture, as so supplemented, shall remain in full force and effect and (ii) by amendment, supplement or other instrument executed and delivered to the Trustee, all obligations of such Guarantor under the Collateral Documents, and in connection therewith shall cause such instruments to be filed and recorded in such jurisdictions and take such other actions as may be required by applicable law to perfect or continue the perfection of the Lien created under the Collateral Documents on the Collateral owned by or transferred to the surviving entity; or

  (2)
  the transaction is made in compliance with the covenant described under "—Repurchase at the Option of Holders—Asset Sales."

        The foregoing requirements do not apply to any transaction or series of transactions involving the sale, assignment, conveyance, transfer, lease or other disposition of any properties or assets by any Subsidiary of the Company to the Company or any Guarantor, or the consolidation, amalgamation or merger of any Subsidiary of the Company with or into the Company or any Guarantor.

        In connection with any consolidation, merger, sale, assignment, conveyance, transfer, lease or other disposition contemplated by clause (1) of the foregoing provisions, such Guarantor shall deliver, or cause to be delivered, to the Trustee an Officers' Certificate stating that such consolidation, merger, sale, assignment, conveyance, transfer, lease or other disposition and the supplemental indenture in respect thereof comply with the requirements of the Indenture and an Opinion of Counsel.

        The successor entity shall succeed to, and be substituted for, and may exercise every right and power of the predecessor company under the Indenture Documents, and the predecessor company shall (except in the case of a lease) be released from all its obligations and covenants under the Indenture Documents.

Transactions with Affiliates

        The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, make any payment to, or sell, lease, exchange, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any contract, agreement, understanding, loan, advance or Guarantee with, or for the benefit of, any Affiliate (each of the foregoing, an "Affiliate Transaction"), unless:

  (1)
  such Affiliate Transaction is on terms that are no less favorable to the Company or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction at the time in an arm's-length transaction with a Person who was not an Affiliate; and

  (2)
  if such Affiliate Transaction involves an amount in excess of $2.5 million, the terms of the Affiliate Transaction are set forth in writing and a majority of the non-employee directors of the Company disinterested with respect to such Affiliate Transaction, or, if none, a disinterested committee appointed by the Board of Directors of the Company for such purpose, has determined in good faith that the criteria set forth in clause (1) of this covenant are satisfied and has approved the relevant Affiliate Transaction as evidenced by a resolution of the Board of Directors of the Company set forth in an Officers' Certificate; and

  (3)
  if such Affiliate Transaction or series of related Affiliate Transactions involves an amount in excess of $5.0 million, the Company obtains an opinion as to the fairness to the Company or relevant Restricted Subsidiary of such Affiliate Transaction from a financial point of view issued by an accounting, appraisal or investment banking firm of national standing or that such Affiliate Transaction is no more restrictive to the Company and its Restricted Subsidiaries than could reasonably be expected to be obtained at the time in an arm's-length transaction with a Person who was not an Affiliate.

        The foregoing provisions do not apply to the following:

  (a)
  any employment agreement or compensation plan or arrangement (including the Phantom Stock Agreements) entered into by the Company or any of its Restricted Subsidiaries in the ordinary course of business of the Company or any such Restricted Subsidiary;

  (b)
  transactions exclusively between or among the Company and/or its Restricted Subsidiaries; provided that such transactions are not otherwise prohibited by the Indenture;

  (c)
  any agreement existing on the Issue Date, as in effect on the Issue Date, or as modified, amended or amended and restated by any modification, amendment or amendment and restatement thereto made in compliance with the applicable provisions of clauses (1), (2) and (3) above;

  (d)
  reasonable compensation of, and indemnity arrangements in favor of, directors of the Company and its Restricted Subsidiaries;

  (e)
  the issuance or sale of any Equity Interests (other than Disqualified Stock) of, or any contribution of capital to, the Company; and

  (f)
  Restricted Payments that are permitted by the provisions of the Indenture described above under the caption "—Restricted Payments" and Permitted Investments of the type described in clause (8) of the definition thereof.

Business Activities

        The Company will not, and will not permit any of its Restricted Subsidiaries to, engage in any business other than Similar Businesses, except to such extent as would not be material to the Company and its Restricted Subsidiaries taken as a whole.

Restrictions on Activities of Parent

        The Parent shall not (i) hold any assets or property other than (a) its continuing ownership of all of the Capital Stock of the Company and (b) the proceeds of distributions permitted to be made to the Parent pursuant to the covenant described under the caption "—Certain Covenants—Restricted Payments," (ii) become liable for any obligations (including to create, Incur, assume or suffer to exist any Indebtedness or otherwise become or be liable in respect of any Indebtedness other than Indebtedness being extinguished on November 30, 2010 as described under "Use of Proceeds") or (iii) engage in any business activities; provided that the Parent may be a Guarantor or a co-obligor of the Notes and any other Indebtedness Incurred by the Company pursuant to the covenant described under "—Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock," and, in the case of clause (i) above, may engage in any activities directly related or necessary in connection therewith.

Amendment of Cooperative Resources Agreement

        The Company will not, and will not permit any of its Restricted Subsidiaries to, (i) amend, supplement or otherwise modify, or waive any provision of, the Cooperative Resources Agreement in any manner that, taken as a whole, would be adverse to the Company or any of its Subsidiaries, or (ii) terminate such agreement. For purposes of this covenant, any net reduction in the aggregate amount of fees, reimbursements and other payments payable to the Company or any of its Subsidiaries thereunder shall be deemed to be adverse to the Company and its Subsidiaries, as applicable.

Limitation on Issuances and Sales of Equity Interests in Wholly-Owned Subsidiaries

        The Company will not, and will not permit any of its Restricted Subsidiaries to, transfer, convey, sell, lease or otherwise dispose of any Equity Interests in any Wholly-Owned Subsidiary of the

Company to any Person (other than the Company or a Wholly-Owned Subsidiary of the Company), unless:

  (1)
  such transfer, conveyance, sale, lease or other disposition is of all the Equity Interests in such Wholly-Owned Subsidiary; and

  (2)
  the Net Proceeds from such transfer, conveyance, sale, lease or other disposition are applied in accordance with the covenant described above under the caption "—Repurchase at the Option of Holders—Asset Sales."

        In addition, the Company will not permit any of its Wholly-Owned Subsidiaries to issue any Equity Interests (other than, if necessary, shares of its Capital Stock constituting directors' qualifying shares) to any Person other than to the Company or another Wholly-Owned Subsidiary of the Company.

Payments for Consent

        The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any holder of Notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Notes or any other Indenture Document unless such consideration is offered to be paid and is paid to all holders of the Notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

Sale and Leaseback Transactions

        The Company will not, and will not permit any of its Restricted Subsidiaries to, enter into any Sale and Leaseback Transaction with respect to any property unless:

  (1)
  the Company or such Restricted Subsidiary would be entitled to (A) Incur Indebtedness in an amount equal to the Attributable Debt relating to such Sale and Leaseback Transaction pursuant to the covenant described above under the caption "—Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock" and (B) Incur a Lien on such property securing such Attributable Debt pursuant to the covenant described above under the caption "—Liens";

  (2)
  the net proceeds of such Sale and Leaseback Transaction are at least equal to the Fair Market Value of the property that is the subject of such Sale and Leaseback Transaction; and

  (3)
  the transfer of assets in such Sale and Leaseback Transaction is permitted by, and the Company or such Restricted Subsidiary, as applicable, applies the Net Proceeds of such transaction in compliance with, the covenant described above under the caption "—Repurchase at the Option of Holders—Asset Sales."

        The foregoing provisions do not apply to transactions among the Company and any of the Guarantors, among the Guarantors or among Restricted Subsidiaries of the Company that are not Guarantors.

Additional Note Guarantees

        If (i) the Company or any of its Restricted Subsidiaries acquires or creates another Domestic Subsidiary after November 30, 2010 or (ii) any Foreign Subsidiary Guarantees (or otherwise becomes liable for) Indebtedness of the Company or a Guarantor, then the Company shall cause such Subsidiary to become a Guarantor and:

  (1)
  execute a supplemental indenture, in accordance with the terms of the Indenture, pursuant to which such Subsidiary shall unconditionally Guarantee, on a senior secured basis, all of the Company's Obligations under the Indenture Documents on the terms set forth in the Indenture;

  (2)
  execute and deliver to the Collateral Agent such amendments or supplements to the Collateral Documents necessary in order to grant to the Collateral Agent, for the benefit of the holders of the Notes, a perfected security interest in the Equity Interests of such Subsidiary, subject to Permitted Liens and the Intercreditor Agreement, which are owned by the Company or a Guarantor and are required to be pledged pursuant to the Collateral Documents;

  (3)
  take such actions as are necessary to grant to the Collateral Agent for the benefit of the holders of the Notes a perfected security interest, subject to Permitted Liens and the Intercreditor Agreement, in the assets of such Subsidiary, other than Excluded Collateral, including the filing of Uniform Commercial Code financing statements in such jurisdictions as may be required by the Collateral Documents or by law;

  (4)
  take such further action and execute and deliver such other documents specified in the Indenture Documents or otherwise reasonably requested by the Trustee or Collateral Agent to give effect to the foregoing; and

  (5)
  deliver to the Trustee an Opinion of Counsel that such supplemental indenture and any other documents required to be delivered have been duly authorized, executed and delivered by such Subsidiary and constitutes a legal, valid, binding and enforceable obligation of such Subsidiary and the Collateral Documents to which such Subsidiary is a party create a valid perfected Lien on the Collateral covered thereby.

Further Assurances

        Neither the Company nor any of its Restricted Subsidiaries will take or knowingly omit to take any action that would materially impair the Liens in favor of the Collateral Agent, on behalf of itself, the Trustee and the holders of the Notes, with respect to any material portion of the Collateral. The Company shall, and shall cause each Guarantor to, at their sole cost and expense, (i) execute and deliver all such agreements and instruments as shall be necessary or as the Collateral Agent may reasonably request to more fully or accurately describe the property intended to be Collateral or the Obligations intended to be secured by the Collateral Documents and (ii) file any such notice filings or other agreements or instruments as may be reasonably necessary under applicable law to perfect (and maintain the perfection and priority) the Liens created by the Collateral Documents, subject to Permitted Liens, at such times and at such places as may be required by law or as the Collateral Agent may reasonably request, in each case subject to the terms of the Collateral Documents.

Maintenance of Property and Insurance

        The Company will, and will cause each of its Restricted Subsidiaries to, keep all property material to the operation of the business of the Company and its Restricted Subsidiaries, taken as a whole, in good working order and condition in all material respects, ordinary wear and tear and casualty loss excepted; provided that the Company shall not be obligated to comply with the foregoing provisions of this covenant to the extent that the failure to do so is not adverse in any material respect to the holders of the Notes.

        The Company will, and will cause each of its Restricted Subsidiaries to, maintain with one or more insurance companies of national standing insurance on all property material to the operation of the business of the Company and its Restricted Subsidiaries, taken as a whole, in at least such amounts and against at least such risks as are determined by the Company in good faith to be reasonable and prudent, taking into account the risks that are usually insured against in the same general area by companies engaged in the same or a Similar Business (in each case, after giving effect to any self-insurance determined by the Company to be reasonable and prudent, taking into account the practices of similarly situated Persons engaged in the same or a Similar Business).

Mortgages

        With respect to any real property owned in fee simple by the Company or any Guarantor, where such owned real property has a Fair Market Value in excess of $1.0 million located in the United States (the "Owned Premises"), and any real property leased or subleased by the Company or any Guarantor for a lease term exceeding five years, which leased or subleased real property has an annual rent in excess of $350,000 located in the United States (the "Leased Premises" and, together with the Owned Premises, collectively, the "Premises"), the Company or such Guarantor shall use commercially reasonable efforts to, within 90 days of the later of (x) November 30, 2010 and (y) the acquisition thereof or the entry into a lease or sublease therefor, as applicable:

  (1)
  deliver to the Collateral Agent, as mortgagee, for the benefit of the holders of the Notes, fully executed counterparts of Mortgages, duly executed by the Company or the applicable Guarantor, as the case may be, and corresponding UCC fixture filings, together with evidence of the completion (or satisfactory arrangements for the completion) of all recordings and filings of such Mortgages and corresponding UCC fixture filings as may be necessary to create a valid, perfected Lien, subject to Permitted Liens, against the Premises purported to be covered thereby;

  (2)
  deliver to the Collateral Agent, (i) mortgagee's title insurance policies in favor of the Collateral Agent in an amount equal to 100% of the Fair Market Value of the Premises purported to be covered by the related Mortgages, insuring that title to such property is marketable and that the interests created by the Mortgage constitute valid Liens thereon free and clear of all Liens, defects and encumbrances other than Permitted Liens, and such policies shall also include, to the extent available and issued at ordinary rates, customary endorsements or such endorsements as the Collateral Agent may reasonably request and shall be accompanied by evidence of the payment in full (or satisfactory arrangements for the payment in full) of all premiums thereon and (ii) such affidavits, certificates, instruments of indemnification and other items (including a so-called "gap" indemnification) as shall be reasonably required to induce the title insurer to issue the title insurance policies and endorsements referenced herein with respect to each of the Premises;

  (3)
  with respect to Owned Premises, deliver to the Collateral Agent the most recent surveys of such Owned Premises, together with either (i) an updated survey certification in favor of the Collateral Agent from the applicable surveyor stating that, based on a visual inspection of the property and the knowledge of the surveyor, there has been no change in the facts depicted in the survey or (ii) an affidavit and/or indemnity from the Company or the applicable Guarantor, as the case may be, stating that, to its knowledge, there has been no change in the facts depicted in the survey, other than, in each case, changes that do not materially adversely affect the use by the Company or such Guarantor, as applicable, of such Premises for the Company or such Guarantor's business as so conducted, or intended to be conducted, at such Premises and in each case, in form and substance sufficient for the title insurer issuing the title policies to remove the standard survey and survey-related exceptions from such policies and issue the survey, survey-related, and other endorsements required pursuant to clause (2) above to such policy;

  (4)
  deliver Opinions of Counsel to the Collateral Agent in the jurisdictions where such Premises are located that such Mortgage has been duly authorized, executed and delivered by the Company or such Guarantor, constitutes a legal, valid, binding and enforceable obligation of the Company or such Guarantor and creates a valid perfected Lien in the Premises purported to be covered thereby;

  (5)
  to the extent applicable and obtainable using commercially reasonably efforts, deliver to the Collateral Agent in connection with each of the Leased Premises fully executed, customary landlord lien waivers, collateral access agreements, assignments, estoppels and warehouseman/bailee agreements; and

  (6)
  such other information, documentation, and certifications as may be reasonably required by the Collateral Agent or necessary in order to create valid, perfected and subsisting Liens against the Premises covered by the Mortgages.

Reports

        Whether or not required by the rules and regulations of the SEC, so long as any Notes are outstanding, the Company will furnish to the holders of the Notes and the Trustee within the time periods specified in the SEC's rules and regulations:

  (1)
  all quarterly and annual reports that would be required to be filed with the SEC on Forms 10-Q and 10-K if the Company were required to file such reports; and

  (2)
  all current reports that would be required to be filed with or furnished to the SEC on Form 8-K if the Company were required to file or furnish such reports.

        The availability of the foregoing materials on the SEC's EDGAR service (or any successor thereto) shall be deemed to satisfy the Company's delivery obligation to the holders of the Notes.

        All such reports will be prepared in all material respects in accordance with all of the rules and regulations applicable to such reports. Each annual report on Form 10-K will include a report on the Company's consolidated financial statements by the Company's certified independent accountants. In addition, following the consummation of the exchange offer pursuant to this Prospectus, the Company will file a copy of each of the reports referred to in clauses (1) and (2) above with the SEC for public availability within the time periods specified in the rules and regulations applicable to such reports (unless the SEC will not accept such filing).

        If, at any time after consummation of the exchange offer pursuant to this Prospectus, the Company is no longer subject to the periodic reporting requirements of the Exchange Act for any reason, the Company will nevertheless continue filing the reports specified in the preceding paragraphs of this covenant with the SEC within the time periods specified above unless the SEC will not accept such filings. The Company will not take any action for the purpose of causing the SEC not to accept any such filings. If, notwithstanding the foregoing, the SEC will not accept the Company's filings for any reason, the Company will post the reports referred to in the preceding paragraphs on its website within the time periods that would apply if the Company were required to file those reports with the SEC.

        If the Company has designated any of its Subsidiaries as Unrestricted Subsidiaries, then the quarterly and annual financial information required by the preceding paragraphs will include a reasonably detailed presentation, either on the face of the financial statements or in the footnotes thereto, and in "Management's Discussion and Analysis of Financial Condition and Results of Operations," of the financial condition and results of operations of the Company and its Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries of the Company.

        The Company will, for so long as any Notes remain outstanding, use commercially reasonable efforts to hold and participate in quarterly conference calls with the holders of the Notes, beneficial owners of the Notes and securities analysts to discuss such financial information no later than ten business days after distribution of such financial information.

        The Company will also, for so long as any Notes remain outstanding, furnish or cause to be furnished to the holders of the Notes, beneficial owners of the Notes, securities analysts and prospective investors upon request the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

Events of Default and Remedies

        An "Event of Default" is defined in the Indenture as:

  (1)
  default for 30 days in the payment when due of interest on, or Additional Interest, if any, with respect to, the Notes;

  (2)
  default in payment when due of the principal, or premium, if any, of any Note (at maturity, upon redemption or otherwise);

  (3)
  failure by the Company or any of its Restricted Subsidiaries to comply with or fulfill its obligations under the captions "—Repurchase at the Option of Holders—Change of Control," "—Repurchase at the Option of Holders—Asset Sales," "—Repurchase at the Option of Holders—Excess Cash Flow Offer," or the failure by the Company and its Restricted Subsidiaries to comply with the provisions described under "—Certain Covenants—Merger, Consolidation or Sale of Assets";

  (4)
  default for 60 days under the Cooperative Resources Agreement in the payment when due of fees, reimbursements and/or other payments of at least $1.25 million payable to the Company or any of its Subsidiaries, which default shall not have been cured by the parties thereto, any Permitted Holder or any Affiliate thereof;

  (5)
  failure to perform any other covenant or agreement of the Company or any of its Subsidiaries under the Indenture Documents for 30 days after written notice to the Company by the Trustee or the holders of at least 25% in aggregate principal amount of the Notes then outstanding voting as a single class;

  (6)
  default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company or any of its Restricted Subsidiaries (or the payment of which is Guaranteed by the Company or any of its Restricted Subsidiaries) whether such Indebtedness or Guarantee now exists, or is created after the Issue Date, which default (A) is caused by a failure to pay principal of, premium, if any, or interest on such Indebtedness on or prior to the expiration of the grace period provided in such Indebtedness on the date of such default (a "Payment Default") or (B) results in the acceleration of such Indebtedness prior to its express maturity and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates in excess of $5.0 million (or its foreign currency equivalent);

  (7)
  failure by the Company or any of its Restricted Subsidiaries to pay final judgments which are non-appealable aggregating in excess of $5.0 million (or its foreign currency equivalent), which judgments are not paid, discharged or stayed for a period of 60 days following such judgment becoming final, and in the event such judgment is covered by insurance, any enforcement proceeding has been commenced by any creditor upon such judgment or decree which is not promptly stayed;

  (8)
  (i) any security interest created by any Collateral Document ceases to be in full force and effect (except as permitted by the terms of the Indenture or the Collateral Documents) or (ii) the breach or repudiation by the Company or any of its Restricted Subsidiaries of any of their obligations under any Collateral Document; provided that, in the case of clauses (i) and (ii), such cessation, breach or repudiation, individually or in the aggregate, results in Collateral having a Fair Market Value in excess of $5.0 million not being subject to a valid, perfected security interest in favor of the Collateral Agent to the extent required under the Collateral Documents;

  (9)
  except as expressly permitted by the Indenture, any Note Guarantee shall be held in any judicial proceeding to be unenforceable or invalid or shall cease for any reason to be in full force and effect or any Guarantor, or any Person acting on behalf of any Guarantor, shall deny or disaffirm its obligations under its Note Guarantee; and

  (10)
  certain events of bankruptcy or insolvency described in the Indenture with respect to the Company or any of its Restricted Subsidiaries that is a Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary.

        If any Event of Default occurs and is continuing, the Trustee or the holders of at least 25% in aggregate principal amount of the then outstanding Notes may declare all the Notes to be due and payable immediately. Notwithstanding the foregoing, in the case of an Event of Default arising from certain events of bankruptcy or insolvency with respect to the Company, any Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary, all outstanding Notes will become due and payable without further action or notice. Holders of the Notes may not enforce the Indenture or the Notes except as provided in the Indenture. Subject to certain limitations, holders of at least a majority in aggregate principal amount of the then outstanding Notes may direct the Trustee in its exercise of any trust or power. The Trustee may withhold from holders of the Notes notice of any continuing Default or Event of Default (except a Default or Event of Default relating to the payment of principal, premium, if any, interest or Additional Interest, if any) if it determines that withholding notice is in their interest.

        The holders of at least a majority in aggregate principal amount of the Notes then outstanding by notice to the Trustee may on behalf of the holders of all of the Notes waive any existing Default or Event of Default and its consequences under the Indenture except a continuing Default or Event of Default in the payment of the principal of, premium, if any, interest or Additional Interest, if any, on the Notes (except a rescission of acceleration of the Notes by the holders of at least a majority in aggregate principal amount of the then outstanding Notes and a waiver of the payment default that resulted from such acceleration).

        In the event of any Event of Default specified in clause (6) above, such Event of Default and all consequences thereof (excluding any resulting payment default, other than as a result of acceleration of the Notes) shall be annulled, waived and rescinded, automatically and without any action by the Trustee or the holders of Notes, if within 20 days after such Event of Default arose the Company delivers an Officers' Certificate to the Trustee stating that:

  (1)
  the Indebtedness or Guarantee that is the basis for such Event of Default has been discharged;

  (2)
  holders thereof have rescinded or waived the acceleration, notice or action (as the case may be) giving rise to such Event of Default;

  (3)
  the annulment of the acceleration of the Notes would not conflict with any judgment or decree of a court of competent jurisdiction; and

  (4)
  all existing Events of Default, except nonpayment of principal, premium, interest or Additional Interest on the Notes that became due solely because of the acceleration of the Notes, have been cured or waived.

        The Company is required to deliver to the Trustee annually a statement regarding compliance with the Indenture and the other Indenture Documents and the Company is required, upon becoming aware of any Default or Event of Default, to deliver to the Trustee a statement specifying such Default or Event of Default.

No Personal Liability of Directors, Officers, Employees and Stockholders

        No past, present or future director, officer, employee, incorporator or stockholder of the Company or any Guarantor, as such, will have any liability for any obligations of the Company or any Guarantor under the Indenture Documents or the Registration Rights Agreement, or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for the issuance of the Notes. Such waiver may not be effective to waive liabilities under the U.S. federal securities laws or other corporate laws, and it is the view of the SEC that such a waiver is against public policy.

Governing Law

        The Indenture Documents and the Registration Rights Agreement will be governed by, and construed in accordance with, the laws of the State of New York without regard to the conflict of laws principles thereof.

Satisfaction and Discharge

        The Indenture will be discharged and will cease to be of further effect (except as to surviving rights and immunities of the Trustee and rights of registration and transfer, exchange or replacement of Notes, as expressly provided for in the Indenture) as to all outstanding Notes if:

  (a)
  (1) the Company has paid or caused to be paid the principal of, premium, if any, interest and Additional Interest, if any, as and when the same will have become due and payable, (2) all outstanding Notes (except lost, stolen or destroyed Notes which have been replaced or paid) have been delivered to the Trustee for cancellation or (3) all Notes not theretofore delivered to the Trustee for cancellation (i) have become due and payable by reason of the mailing of a notice of redemption or (ii) (A) shall become due and payable at their Stated Maturity within one (1) year or (B) are to be called for redemption within one (1) year under arrangements reasonably satisfactory to the Trustee, and the Company or any Guarantor has irrevocably deposited or caused to be deposited with the Trustee funds in trust of cash in U.S. dollars, non-callable U.S. Government Obligations, or a combination thereof in an amount sufficient to pay and discharge the principal, premium, if any, interest and Additional Interest, if any, on the Notes to the date of Stated Maturity or such redemption, as the case may be;

  (b)
  the Company and the Guarantors have paid or caused to be paid all other sums payable by them under the Indenture and the other Indenture Documents; and

  (c)
  the Company has delivered an Officers' Certificate and an Opinion of Counsel stating that all conditions relating to the satisfaction and discharge of the Indenture have been satisfied.

Defeasance

        At any time and at the Company's option:

  (1)
  if applicable, the Company will be discharged from any and all obligations in respect of the outstanding Notes; or

  (2)
  if applicable, the Company and its Restricted Subsidiaries may omit to comply with certain restrictive covenants, and that such omission shall not be deemed to be a Default or an Event of Default under the Indenture and the Notes;

in either case (1) or (2) upon irrevocable deposit with the Trustee, in trust, of cash in U.S. dollars, non-callable U.S. Government Obligations, or a combination thereof, in such amounts as will be sufficient, in the opinion of an independent, nationally recognized (x) investment bank, (y) appraisal firm or (z) firm of certified public accountants, to pay the principal of, premium, if any, interest and Additional Interest, if any, on the outstanding Notes on the Stated Maturity or on the applicable redemption date, as the case may be, and the Company must specify whether the Notes are being defeased to Stated Maturity or to a particular redemption date. With respect to clause (2) of this covenant, the obligations under the Indenture (other than with respect to such covenants) and the Events of Default (other than the Events of Default relating to such covenants) shall remain in full force and effect.

        Such trust may only be established if, among other things:

  (a)
  with respect to clause (1) of this covenant, the Company shall have delivered to the Trustee an Opinion of Counsel confirming that (A) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or (B) since the Issue Date, there has been a change in the applicable U.S. federal income tax law, in either case to the effect that, and based thereon such Opinion of Counsel shall confirm that, the holders of the outstanding Notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge had not occurred; or, with respect to clause (2) of this covenant, the Company shall have delivered to the Trustee an Opinion of Counsel in the United States reasonably acceptable to the Trustee confirming that the holders of the outstanding Notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such deposit and defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred;

  (b)
  no Default or Event of Default shall have occurred and be continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit or the granting of any Liens in respect thereof);

  (c)
  such deposit, defeasance and discharge or deposit and defeasance will not result in a breach or violation of, or constitute a default under, any material agreement or instrument (other than the Indenture) to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound;

  (d)
  the Company must have delivered to the Trustee an Opinion of Counsel to the effect that, assuming no intervening bankruptcy of the Company between the date of deposit and the 91st day following the date of deposit and assuming that no holder of the Notes is an insider of the Company, after the 91st day following the date of deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency or similar laws affecting creditors' rights generally;

  (e)
  the Company must have delivered to the Trustee an Officers' Certificate stating that the deposit was not made by the Company with the intent of preferring the holders of the Notes over the other creditors of the Company or with the intent of defeating, hindering, delaying or defrauding creditors of the Company or others; and

  (f)
  the Company must have delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that all conditions precedent provided for in the Indenture relating to the deposit, defeasance and discharge or the deposit and defeasance have been complied with.

Transfer and Exchange

        A holder may transfer or exchange Notes in accordance with the Indenture. Upon any transfer or exchange, the registrar of the Notes and the Trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents and the Company may require a holder to pay any taxes and fees required by law or permitted by the Indenture. The Company is not required to transfer or exchange any Note selected for redemption. Also, the Company is not required to transfer or exchange any Note for a period of 15 days before a selection of Notes to be redeemed. The registered holder of a Note will be treated as the owner of it for all purposes (subject to the record date provisions of the Notes).

Amendment, Supplement and Waiver

        Except as provided below, the Indenture Documents may be amended or supplemented with the consent of the holders of at least a majority in aggregate principal amount of the Notes then outstanding (including consents obtained in connection with a purchase of, or tender offer or exchange offer for, the Notes), and any existing Default or Event of Default or compliance with any provision of the Indenture Documents may be waived with the consent of the holders of at least a majority in aggregate principal amount of the then outstanding Notes (including consents obtained in connection with purchase of, or tender offer or exchange offer for, the Notes).

        Without the consent of each holder of Notes affected, an amendment, supplement or waiver with respect to the Indenture Documents may not (with respect to any Notes held by a non-consenting holder):

  (1)
  reduce the principal amount of Notes whose holders must consent to an amendment, supplement or waiver;

  (2)
  reduce the principal of, premium, if any, or change the fixed maturity of any Note or alter the provisions with respect to the redemption of the Notes (other than provisions relating to the covenants described above under the caption "—Repurchase at the Option of Holders" prior to the time at which an obligation to make such an offer has arisen);

  (3)
  reduce the rate of or change the time for payment of interest on any Note;

  (4)
  waive a Default or Event of Default in the payment of principal of, premium, if any, or interest on the Notes (except a rescission of acceleration of the Notes by the holders of at least a majority in aggregate principal amount of the then outstanding Notes and a waiver of the payment default that resulted from such acceleration);

  (5)
  make any Note payable in money other than that stated in the Notes;

  (6)
  make any change in the provisions of the Indenture relating to waivers of past Defaults or the rights of holders of Notes to receive payments of principal of, premium, if any, interest or Additional Interest, if any, on the Notes;

  (7)
  release any Guarantor from any of its obligations under its Note Guarantee or the Indenture, except in accordance with the terms of the Indenture;

  (8)
  after the Company's obligation to make and consummate a Change of Control Offer, Asset Sale Offer or Excess Cash Flow Offer arises under the Indenture, amend, change or otherwise modify (A) such obligation in any material respect or (B) the provisions or definitions with respect thereto; or

  (9)
  make any change in the foregoing or succeeding amendment and waiver provisions.

        In addition, any amendment to, or waiver of, the provisions of the Indenture Documents that has the effect of releasing all or substantially all of the Collateral from the Liens securing the Notes will require the consent of the holders of at least 66 2/3% in aggregate principal amount of the Notes then outstanding.

        Notwithstanding the foregoing, without the consent of any holder of Notes, the Company and the Trustee may amend or supplement the Indenture Documents to:

  (1)
  cure any ambiguity, defect or inconsistency or to make a modification of a formal, minor or technical nature or to correct a manifest error;

  (2)
  provide for uncertificated Notes in addition to or in place of certificated Notes;

  (3)
  comply with the covenant relating to mergers, consolidations, amalgamations and sales of assets;

  (4)
  provide for the assumption of the Company's or any Guarantor's obligations to holders of Notes in the case of a merger, consolidation, amalgamation or sale of all or substantially all of the assets of such Person;

  (5)
  add to the covenants of the Company or any Guarantor for the benefit of the holders of the Notes or surrender any right or power conferred upon the Company or any Guarantor;

  (6)
  make any change that would provide any additional rights or benefits to the holders of Notes or that does not adversely affect the legal rights under the Indenture Documents of any such holder;

  (7)
  comply with requirements of the SEC in order to effect or maintain the qualification of the Indenture under the TIA;

  (8)
  (i) enter into additional or supplemental Collateral Documents or (ii) release Collateral in accordance with the terms of the Indenture Documents;

  (9)
  (i) enter into additional or supplemental Note Guarantees with respect to the Notes or (ii) release a Note Guarantee by a Guarantor which release is otherwise permitted under the Indenture and would not result in a Default or Event of Default;

  (10)
  evidence and provide for the acceptance and appointment under the Indenture of a successor trustee pursuant to the requirements thereof;

  (11)
  make any amendment to the provisions of the Indenture relating to the transfer and legending of Notes as permitted by the Indenture, including to facilitate the issuance and administration of the Notes or to comply with the rules of any applicable securities depository; provided, however, that (i) compliance with the Indenture as so amended would not result in Notes being transferred in violation of the Securities Act or any applicable securities law and (ii) such amendment does not materially and adversely affect the rights of holders to transfer Notes;

  (12)
  provide for or confirm the issuance of Additional Notes in accordance with the terms of the Indenture;

  (13)
  add or replace First Priority Agents under the Intercreditor Agreement or to conform the provisions therein related to the collateral securing first priority claims (as defined therein) to the definition of First Priority Collateral; or

  (14)
  to conform the text of the Indenture or any other Indenture Document to any provision of this "Description of the Notes" to the extent that such provision of this "Description of the

    Notes" was intended to be a verbatim recitation of a provision of the Indenture or any other Indenture Document, as evidenced by an Officers' Certificate of the Company.

        The consent of holders is not necessary under the Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.

        After an amendment under the Indenture becomes effective, the Company is required to mail to holders of the Notes a notice briefly describing such amendment. However, the failure to give such notice to all holders of the Notes, or any defect therein, will not impair or affect the validity of the amendment.

Concerning the Trustee

        The Bank of New York Mellon Trust Company, N.A., the Trustee under the Indenture, will also be the initial paying agent and registrar for the Notes and the Collateral Agent under the Security Agreement. The Indenture contains certain limitations on the rights of the Trustee, should it become a creditor of the Company or any Guarantor, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; provided, however, that if it acquires any conflicting interest it must eliminate such conflict within 90 days or resign.

        The holders of at least a majority in aggregate principal amount of the then outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. If an Event of Default shall occur (which shall not be cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any holder of the Notes, unless such holder shall have offered to the Trustee security and indemnity reasonably satisfactory to it against any loss, liability or expense and then only to the extent required by the terms of the Indenture.

Additional Information

        Anyone who receives this prospectus may obtain a copy of the Indenture without charge by writing to Good Sam Enterprises, LLC, 2575 Vista Del Mar Drive, Ventura, California 93001, Attention: Chief Financial Officer.

Book-Entry, Delivery and Form

        On November 30, 2010, the Notes were sold to qualified institutional buyers in reliance on Rule 144A (the "Rule 144A Notes"). The Notes also may have been sold in offshore transactions in reliance on Regulation S (the "Regulation S Notes"). In addition, the Notes may be resold (other than as part of the distribution of the initial purchasers of the Notes) to a limited number of other institutional accredited investors within the meaning of Rule 501(a)(1), (2), (3), or (7) under the Securities Act (the "IAI Notes"). Except as set forth below, the Notes will be issued in registered, global form in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof.

        Rule 144A Notes initially were represented by one or more Notes in registered, global form without interest coupons (collectively, the "Rule 144A Global Notes"). Regulation S Notes initially will be represented by one or more temporary Notes in registered, global form without interest coupons (collectively, the "Regulation S Temporary Global Notes"). IAI Notes were represented by one or more Notes in registered, global form without interest coupons (collectively, the "IAI Global Notes"). The Rule 144A Global Notes, the Regulation S Temporary Global Notes and the IAI Global Notes werbe deposited upon issuance with the Trustee as custodian for The Depository Trust Company ("DTC") and registered in the name of DTC or its nominee, in each case, for credit to an account of a direct or indirect participant in DTC as described below. Through and including the 40th day after November 30, 2010 (such period through and including such 40th day, the "Restricted Period"), beneficial interests in the Regulation S Temporary Global Notes may be held only through the Euroclear System ("Euroclear") and Clearstream Banking, S.A. ("Clearstream") (as indirect participants in DTC), unless transferred to a person that takes delivery through a Rule 144A Global Note or an IAI Global Note in accordance with the certification requirements described below.

        Within a reasonable time period after the expiration of the Restricted Period, the Regulation S Temporary Global Notes will be exchanged for one or more permanent Notes in registered, global form without interest coupons (collectively, the "Regulation S Permanent Global Notes" and, together with the Regulation S Temporary Global Notes, the "Regulation S Global Notes"; the Regulation S Global Notes, the Rule 144A Global Notes and the IAI Global Notes collectively being the "Global Notes") upon delivery to DTC of certification of compliance with the transfer restrictions applicable to the Notes and pursuant to Regulation S as provided in the Indenture. Beneficial interests in the Global Notes may not be exchanged for beneficial interests in the other Global Notes at any time except in the limited circumstances described below. See "—Exchange Between Regulation S Notes, Rule 144A Notes and IAI Notes."

        Except as set forth below, the Global Notes may be transferred, in whole and not in part, only to DTC or another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the Global Notes may not be exchanged for Notes in certificated form except in the limited circumstances described below. See "—Exchange of Global Notes for Certificated Notes." Except in the limited circumstances described below, owners of beneficial interests in the Global Notes will not be entitled to receive physical delivery of Notes in certificated form.

        The old notes (including beneficial interests in the Global Notes) are subject to certain restrictions on transfer and will bear a restrictive legend as described under "Description of Notes—Registered Exchange Offer; Registration Rights." In addition, transfers of beneficial interests in the Global Notes will be subject to the applicable rules and procedures of DTC and its direct and indirect participants (including, if applicable, those of Euroclear and Clearstream), which may change from time to time.

Depository Procedures

        The following description of the operations and procedures of DTC, Euroclear and Clearstream are provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to change by them. The Company takes no responsibility for these operations and procedures and urges investors to contact the system or their participants directly to discuss these matters.

        DTC has advised the Company that DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its participating organizations and to facilitate the clearance and settlement of transactions in those securities between such participants through electronic book-entry changes in accounts of its participants. The participants include securities brokers and dealers (including the initial purchasers of the Notes), banks, trust companies, clearing corporations and certain other organizations. Access to DTC's system is also available to other entities such as banks, brokers and dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. Persons who are not participants may beneficially own securities held by or on behalf of DTC only through participants or indirect participants of DTC. The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of DTC are recorded on the records of its participants and indirect participants.

        DTC has also advised the Company that, pursuant to procedures established by it:

  (1)
  upon deposit of the Global Notes, DTC will credit the accounts of the participants designated by the initial purchasers of the Notes with portions of the principal amount of the Global Notes; and

  (2)
  ownership of these interests in the Global Notes will be shown on, and the transfer of ownership of these interests will be effected only through, records maintained by DTC (with respect to participants) or by participants and indirect participants (with respect to other owners of beneficial interest in the Global Notes).

        Investors in the Rule 144A Global Notes and the IAI Global Notes who are participants may hold their interests therein directly through DTC. Investors in the Rule 144A Global Notes and the IAI Global Notes who are not participants may hold their interests therein indirectly through organizations (including Euroclear and Clearstream) which are participants or indirect participants. Investors in the Regulation S Global Notes must initially hold their interests therein through Euroclear or Clearstream, if they are participants in such systems, or indirectly through organizations that are participants therein. After the expiration of the Restricted Period (but not earlier), investors may also hold interests in the Regulation S Global Notes through participants in the DTC system other than Euroclear and Clearstream. Euroclear and Clearstream will hold interests in the Regulation S Global Notes on behalf of their participants through customers' securities accounts in their respective names on the books of their respective depositories. All interests in a Global Note, including those held through Euroclear or Clearstream, may be subject to the procedures and requirements of DTC. Those interests held through Euroclear or Clearstream may also be subject to the procedures and requirements of such systems. The laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a Global Note to such persons will be limited to that extent. Because DTC can act only on behalf of participants, which in turn act on behalf of indirect participants, the ability of a person holding a beneficial interest in a Global Note to pledge such interest to persons that do not participate in the DTC system, or otherwise take actions in respect of such interest, may be affected by the lack of a physical certificate evidencing such interest.

        Except as described below, owners of interests in the Global Notes will not have Notes registered in their names, will not receive physical delivery of Notes in certificated form and will not be considered the registered owners or "holders" thereof under the Indenture for any purpose.

        Payments in respect of the principal of, premium, if any, interest and Additional Interest, if any, on a Global Note registered in the name of DTC or its nominee will be payable to DTC in its capacity as the registered holder thereof. Under the terms of the Indenture, the Company and the Trustee will treat the persons in whose names the Notes, including the Global Notes, are registered as the owners of the Notes for the purpose of receiving payments and for all other purposes. Consequently, neither the Company, the Trustee nor any agent of the Company or the Trustee has or will have any responsibility or liability for:

  (1)
  any aspect of DTC's records or any participant's or indirect participant's records relating to or payments made on account of beneficial ownership interest in the Global Notes or for maintaining, supervising or reviewing any of DTC's records or any participant's or indirect participant's records relating to beneficial ownership interests in the Global Notes; or

  (2)
  any other matter relating to the actions and practices of DTC or any of its participants or indirect participants.

        DTC has advised the Company that its current practice, upon receipt of any payment in respect of securities such as the Notes (including principal, interest and Additional Interest, if any), is to credit the accounts of the relevant participants with the payment on the payment date unless DTC has reason to believe it will not receive payment on such payment date. Each relevant participant is credited with an amount proportionate to its beneficial ownership of an interest in the principal amount of the relevant security as shown on the records of DTC. Payments by participants and indirect participants to beneficial owners of Notes will be governed by standing instructions and customary practices and will be the responsibility of such participants or indirect participants and will not be the responsibility of DTC, the Company or the Trustee. Neither the Company nor the Trustee will be liable for any delay by DTC or any participants or indirect participants in identifying the beneficial owners of the Notes, and the Company and the Trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

        Subject to the transfer restrictions set forth under "Description of Notes—Registered Exchange Offer; Registration Rights," transfers between participants will be effected in accordance with DTC's procedures, and will be settled in same-day funds, and transfers between participants in Euroclear and Clearstream will be effected in accordance with their respective rules and operating procedures.

        Subject to compliance with the transfer restrictions applicable to the Notes described herein, cross-market transfers between participants of DTC, on the one hand, and participants of Euroclear or Clearstream, on the other hand, will be effected through DTC in accordance with DTC's rules on behalf of Euroclear or Clearstream, as the case may be, by their respective depositaries; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines of such system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant Global Note in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositaries for Euroclear or Clearstream.

        DTC has advised the Company that it will take any action permitted to be taken by a holder of Notes only at the direction of one or more participants to whose account DTC has credited the interests in the Global Notes and only in respect of such portion of the aggregate principal amount of the Notes as to which such participant or participants has or have given such direction. However, if there is an Event of Default under the Notes, DTC reserves the right to exchange the Global Notes for legended Notes in certificated form, and to distribute such Notes to its participants.

        Although DTC, Euroclear and Clearstream have agreed to the foregoing procedures to facilitate transfers of interests in the Rule 144A Global Notes, the Regulation S Global Notes and the IAI Global Notes among participants in DTC, Euroclear and Clearstream, they are under no obligation to perform or to continue to perform such procedures, and may discontinue such procedures at any time. Neither the Company nor the Trustee nor any of their respective agents will have any responsibility for the performance by DTC, Euroclear or Clearstream or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Exchange of Global Notes for Certificated Notes

        A Global Note is exchangeable for definitive Notes in registered certificated form ("Certificated Notes") if:

  (1)
  DTC (a) notifies the Company that it is unwilling or unable to continue as depositary for the Global Note or (b) has ceased to be a clearing agency registered under the Exchange Act and, in either case, the Company fails to appoint a successor depositary within 90 days thereafter;

  (2)
  the Company, at its option, notifies the Trustee in writing that it elects to cause the issuance of Certificated Notes; provided that in no event shall the Regulation S Temporary Global Note be exchanged for Certificated Notes prior to (a) the expiration of the Restricted Period and (b) the receipt of any certificates required under the provisions of Regulation S; or

  (3)
  there has occurred and is continuing a Default or Event of Default with respect to the Notes.

        In all cases, Certificated Notes delivered in exchange for any Global Note or beneficial interests in Global Notes will be registered in the names, and issued in any approved denominations, requested by or on behalf of DTC (in accordance with its customary procedures).

Exchange Between Regulation S Notes, Rule 144A Notes and IAI Notes

        Prior to the expiration of the Restricted Period, beneficial interests in the Regulation S Global Note may be exchanged for beneficial interests in the Rule 144A Global Note, and beneficial interests in the IAI Global Note, whether before or after the expiration of the Restricted Period, may be exchanged for beneficial interests in the Rule 144A Global Note, only if:

  (1)
  such exchange occurs in connection with a transfer of the Notes pursuant to Rule 144A; and

  (2)
  the transferor first delivers to the Trustee a written certificate (in the form provided in the Indenture) to the effect that the Notes are being transferred to a person:

  (a)
  who the transferor reasonably believes to be a qualified institutional buyer within the meaning of Rule 144A;

  (b)
  purchasing for its own account or the account of a qualified institutional buyer in a transaction meeting the requirements of Rule 144A; and

  (c)
  in accordance with all applicable securities laws of the states of the United States and other jurisdictions.

        Beneficial interests in a Rule 144A Global Note or an IAI Global Note may be transferred to a person who takes delivery in the form of an interest in the Regulation S Global Note, whether before or after the expiration of the Restricted Period, only if the transferor first delivers to the Trustee a written certificate (in the form provided in the Indenture) to the effect that such transfer is being made in accordance with Rule 903 or 904 of Regulation S or Rule 144 (if available) and that, if such transfer occurs prior to the expiration of the Restricted Period, the interest transferred will be held immediately thereafter through Euroclear or Clearstream.

        Beneficial interests in a Rule 144A Global Note may be transferred to a Person who takes delivery in the form of an interest in the IAI Global Note, only if the transferor first delivers to the Trustee a written certificate (in the form provided in the Indenture), including the certifications, certificates and opinion of counsel required therein.

        Beneficial interests in a Regulation S Global Note, whether before or after the expiration of the Restricted Period, may be transferred to a Person who takes delivery in the form of an interest in an IAI Global Note, only if the transferor first delivers to the Trustee a written certificate (in the form provided in the Indenture), including the certifications, certificates and opinion of counsel required therein.

        Transfers involving exchanges of beneficial interests between the Regulation S Global Notes, the Rule 144A Global Notes and the IAI Global Notes will be effected by DTC by means of an instruction originated by the Trustee through the DTC Deposit/Withdraw at Custodian system. Accordingly, in connection with any such transfer, appropriate adjustments will be made to reflect a decrease in the principal amount of the Regulation S Global Note and a corresponding increase in the principal amount of the Rule 144A Global Note or vice versa, as applicable. Any beneficial interest in one of the

Global Notes that is transferred to a person who takes delivery in the form of an interest in the other Global Note will, upon transfer, cease to be an interest in such Global Note and will become an interest in the other Global Note and, accordingly, will thereafter be subject to all transfer restrictions and other procedures applicable to beneficial interests in such other Global Note for so long as it remains such an interest. The policies and practices of DTC may prohibit transfers of beneficial interests in the Regulation S Global Note prior to the expiration of the Restricted Period.

Certifications by Holders of the Regulation S Temporary Global Notes

        A holder of a beneficial interest in the Regulation S Temporary Global Notes must provide Euroclear or Clearstream, as the case may be, with a certificate in the form required by the Indenture certifying that the beneficial owner of the interest in the Regulation S Temporary Global Note is either a non-U.S. person or a U.S. person that has purchased such interest in a transaction that is exempt from the registration requirements under the Securities Act, and Euroclear or Clearstream, as the case may be, must provide to the Trustee (or the paying agent if other than the Trustee) a certificate in the form required by the Indenture, prior to any exchange of such beneficial interest for a beneficial interest in the Regulation S Permanent Global Notes.

Same Day Settlement and Payment

        The Company will make payments in respect of any Notes represented by a Global Note (including principal, premium, if any, interest and Additional Interest, if any) by wire transfer of immediately available funds to the account or accounts specified by DTC as the registered holder of such Global Note. The Notes represented by the Global Notes are expected to be eligible to trade in DTC's Same-Day Funds Settlement System, and any permitted secondary market trading activity in such Notes will, therefore, be required by DTC to be settled in immediately available funds.

        Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in a Global Note from a participant of DTC will be credited, and any crediting will be reported to the relevant Euroclear or Clearstream participant, during the securities settlement processing day (which must be a business day for Euroclear and Clearstream) immediately following the settlement date of DTC. DTC has advised the Company that cash received in Euroclear or Clearstream as a result of sales of interests in a Global Note by or through a Euroclear or Clearstream participant to a participant of DTC will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Clearstream cash account only as of the business day for Euroclear or Clearstream following DTC's settlement date.

Registered Exchange Offer; Registration Rights

        The old notes were not registered under the Securities Act or any securities laws of any other jurisdiction, and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and such other securities laws. Accordingly, the old notes were offered and sold only: (a) to qualified institutional buyers as defined in Rule 144A promulgated under the Securities Act ("QIBs") in reliance on the exemption from the registration requirements of the Securities Act provided by Rule 144A and (b) outside the United States in reliance upon Regulation S under the Securities Act to non-U.S. persons, which term shall include dealers or other professional fiduciaries in the United States acting on a discretionary basis for non-U.S. beneficial owners (other than an estate or trust) who will be required to make certain representations to us and others prior to the investments in the notes. As used herein, the terms "U.S.," "U.S. persons" and "non-U.S. persons" have the meanings given to them in Regulation S under the Securities Act. The old notes bear restrictive legend limiting the transfer of the old notes unless the applicable requirements of the Securities Act or any securities laws of any other jurisdiction have been complied with.

        The Company, the Guarantors and the initial purchasers of the Notes entered into the Registration Rights Agreement pursuant to which the Company and each Guarantor agreed, at their expense, for the benefit of the holders of Notes:

  •
  within 180 days after November 30, 2010, file a registration statement on an appropriate registration form (the "Exchange Offer Registration Statement") with respect to a registered offer (the "Exchange Offer") to exchange the Registrable Notes (as defined below) for the Company's notes (the "Exchange Notes"), Guaranteed on a senior secured basis by the Guarantors, if any, which Exchange Notes will have terms substantially identical in all material respects to the Registrable Notes (except that the Exchange Notes will not contain terms with respect to transfer restrictions and Additional Interest);

  •
  use their best efforts to cause the Exchange Offer Registration Statement to be declared effective under the Securities Act within 270 days after November 30, 2010 (the "Effectiveness Date"); and

  •
  use their best efforts to cause the Exchange Offer to be consummated within 30 days of the Effectiveness Date.

        Upon the Exchange Offer Registration Statement being declared effective, the Company will offer the Exchange Notes (and the related Note Guarantees, if any) in exchange for surrender of the Registrable Notes (and the related Note Guarantees, if any). The Company and the Guarantors will use their best efforts to keep the Exchange Offer open for not less than 20 business days (or longer if required by applicable law) after the date notice of the Exchange Offer is mailed to the holders of Notes. For each of the Registrable Notes surrendered to the Company pursuant to the Exchange Offer, the holder who surrendered such Registrable Note will receive an Exchange Note having a principal amount equal to that of the surrendered Registrable Note. Interest on each Exchange Note will accrue (A) from the later of (x) the last interest payment date on which interest was paid on the Registrable Note surrendered in exchange therefor, or (y) if the Registrable Note is exchanged for an Exchange Note after the record date for an interest payment date to occur on or after the date of such exchange, such interest payment date; or (B) if no interest has been paid on such Registrable Note, from the Issue Date.

        This prospectus is part of the Exchange Offer Registration Statement. The Exchange Offer is made pursuant to this prospectus.

        For the purposes of the Registration Rights Agreement, "Registrable Notes" means each:

  (1)
  Note, until the earliest to occur of:

  (a)
  the date on which such Note is exchanged in the Exchange Offer for a Exchange Note which is entitled to be resold to the public by the holder thereof without complying with the prospectus delivery requirements of the Securities Act;

  (b)
  the date on which such Note has been disposed of in accordance with a Shelf Registration Statement (as defined below); and

  (c)
  the date on which such Note is distributed to the public pursuant to Rule 144 under the Securities Act; and

  (2)
  Exchange Note held by a Participating Broker-Dealer (as defined below) until the date on which such Exchange Note is disposed of by a Participating Broker-Dealer pursuant to the "Plan of Distribution" contemplated by the Exchange Offer Registration Statement (including the delivery of the prospectus contained therein).

        Under existing interpretations of the SEC contained in several no-action letters to third parties, the Exchange Notes (and the related Note Guarantees, if any) will be freely transferable by holders thereof (other than Affiliates of the Company) after the Exchange Offer without further registration under the Securities Act. Each holder that wishes to exchange its Notes for Exchange Notes will be required to represent:

  •
  that any Exchange Notes to be received by it will be acquired in the ordinary course of its business;

  •
  that at the time of the commencement and consummation of the Exchange Offer it has no arrangement or understanding with any person to participate in a distribution (within the meaning of Securities Act) of the Exchange Notes in violation of the Securities Act;

  •
  that if such holder is an "affiliate" (as defined in Rule 405 promulgated under the Securities Act) of the Company, it will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable to it;

  •
  if such holder is not a broker-dealer, that it is not engaged in, and does not intend to engage in, the distribution of the Exchange Notes; and

  •
  if such holder is a broker-dealer (a "Participating Broker-Dealer") that will receive Exchange Notes for its own account in exchange for Notes that were acquired as a result of market-making or other trading activities, that it will deliver a prospectus in connection with any resale of such Exchange Notes.

        By acquiring Registrable Notes, a holder will be deemed to have agreed to indemnify the Company and the Guarantors against certain losses arising out of information furnished by such holder in writing for inclusion in any registration statement. Holders of Notes will also be required to suspend their use of a registration statement (or the prospectus included therein) under certain circumstances upon receipt of written notice to that effect from the Company.

        The Company has agreed to make available, during the period required by the Securities Act, a prospectus meeting the requirements of the Securities Act for use by Participating Broker-Dealers and other Persons, if any, with similar prospectus delivery requirements for use in connection with any resale of Exchange Notes.

        If:

  •
  prior to the consummation of the Exchange Offer, the holders of a majority in aggregate principal amount of Registrable Notes determine in their reasonable judgment that (A) the Exchange Notes would not, upon receipt, be tradeable by the holders thereof without restriction under the Securities Act and the Exchange Act and without material restrictions under applicable Blue Sky or state securities laws or (B) the interests of the holders under the Registration Rights Agreement, taken as a whole, would be materially adversely affected by the consummation of the Exchange Offer;

  •
  any change in law or applicable interpretations of the staff of the SEC would not permit the consummation of the Exchange Offer prior to the Effectiveness Date;

  •
  the Exchange Offer is not consummated within 30 days from the date on which the Exchange Offer Registration Statement is declared effective;

  •
  in the case of (A) any holder not permitted by applicable law or SEC policy to participate in the Exchange Offer, (B) any holder participating in the Exchange Offer that receives Exchange Notes that may not be sold without restriction under state and federal securities laws (other than due solely to the status of such holder as an Affiliate of the Company) or (C) any broker-dealer that holds Notes acquired directly from the Company or any of its Affiliates and, in each such case contemplated by this clause, such holder notifies the Company within six months of consummation of the Exchange Offer; or

  •
  in certain circumstances, certain holders of unregistered Exchange Notes so request,

then in each case, the Company will (x) promptly deliver to the holders of Notes and the Trustee written notice thereof and (y) as promptly as practicable, file a shelf registration statement covering resales of the applicable Notes (the "Shelf Registration Statement"), and use its best efforts to keep effective the Shelf Registration Statement until two years after the Issue Date or such shorter period ending when (i) all of the applicable Registrable Notes have been sold thereunder, (ii) a subsequent Shelf Registration Statement covering all of the Registrable Notes covered by and not sold under the initial Shelf Registration Statement or an earlier subsequent Shelf Registration Statement has been declared effective under the Securities Act or (iii) there cease to be any outstanding Registrable Notes.

        The Company and the Guarantors will, in the event that a Shelf Registration Statement is filed, provide to each holder of Notes copies of the prospectus that is a part of the Shelf Registration Statement, notify each such holder when the Shelf Registration Statement for the Notes has become effective and take certain other actions as are required to permit unrestricted resales of the Notes. A holder of Notes that sells Notes pursuant to the Shelf Registration Statement will be required to be named as a selling security holder in the related prospectus and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales and will be bound by the provisions of the Registration Rights Agreement that are applicable to such a holder (including certain indemnification rights and obligations).

        If the Company defaults on its registration obligations described above, then Additional Interest will accrue on the principal amount of the Notes at a rate of 0.25% per annum for the first 90 days immediately following the date of such default. The Additional Interest rate will increase by an additional 0.25% per annum at the beginning of each subsequent 90-day period; provided that the amount of Additional Interest accruing will not exceed 1.0% per annum; provided further that upon the Company's cure of such default, Additional Interest on the Notes shall cease to accrue. Additional Interest will not accrue at any particular time with respect to more than one default. Any amounts of Additional Interest that have accrued will be payable in cash on the same original interest payment dates for the Notes.

Certain Definitions

        Set forth below are certain defined terms used in the Indenture or the Intercreditor Agreement, as the case may be. Reference is made to the Indenture and the Intercreditor Agreement, as applicable, for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

        "Acquired Debt" means with respect to any specified Person:

  (1)
  Indebtedness of any other Person existing at the time such other Person was merged with or into or became a Subsidiary of such specified Person, including Indebtedness Incurred in connection with, or in contemplation of, such other Person merging with or into or becoming a Subsidiary of such specified Person; and

  (2)
  Indebtedness secured by a Lien encumbering any asset acquired by such specified Person at the time such asset is acquired by such specified Person.

        "Additional Interest" means all additional interest then owing pursuant to the Registration Rights Agreement.

        "Administrative Agent" means SunTrust Bank, or any successor thereto, as administrative agent under the Credit Agreement.

        "Affiliate" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, "control" (including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with"), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise.

        "Asset Sale" means:

  (1)
  the sale, lease, transfer, conveyance or other disposition of any assets (including by way of a Sale and Leaseback Transaction); provided that the sale, lease, transfer, conveyance or other disposition of all or substantially all of the assets of the Company and its Restricted Subsidiaries taken as a whole will be governed by the provisions of the Indenture described above under the caption "—Repurchase at the Option of Holders—Change of Control" and/or the provisions described under the caption "—Certain Covenants—Merger, Consolidation or Sale of Assets" and not by the provisions described under the caption "—Repurchase at the Option of Holders—Asset Sales";

  (2)
  the issue or sale by the Company or any of its Restricted Subsidiaries of Equity Interests of any of the Company's Restricted Subsidiaries; and

  (3)
  an Event of Loss.

        In the case of any of the immediately preceding clauses (1), (2) or (3), whether in a single transaction or a series of related transactions:

  (A)
  that have a Fair Market Value in excess of $5.0 million; or

  (B)
  for Net Proceeds in excess of $5.0 million.

        Notwithstanding the foregoing, none of the following will be deemed to be an Asset Sale:

  (1)
  a transfer of assets (a) to the Company or any Guarantor or (b) by a Foreign Subsidiary to another Foreign Subsidiary;

  (2)
  an issuance of Equity Interests by a Restricted Subsidiary of the Company to the Company or to a Restricted Subsidiary of the Company;

  (3)
  for purposes of the covenant described above under the caption "—Repurchase at the Option of Holders—Asset Sales" only, a Restricted Payment that is permitted by the covenant described above under the caption "—Certain Covenants—Restricted Payments" or a Permitted Investment;

  (4)
  the Incurrence of Permitted Liens and the disposition of assets subject to such Liens by or on behalf of the Person holding such Liens;

  (5)
  the sale, transfer or other disposition of overdue and delinquent accounts in the ordinary course of business consistent with past practice;

  (6)
  any disposition of cash or Cash Equivalents;

  (7)
  the lease, assignment or sub-lease of any property in the ordinary course of business;

  (8)
  any surrender or waiver of contract rights or the settlement, release or surrender of contract rights or other litigation claims in the ordinary course of business;

  (9)
  sales of assets that have become worn out, obsolete or damaged or otherwise unsuitable for use in connection with the business of the Company or any of its Restricted Subsidiaries; and

  (10)
  the license of patents, trademarks, copyrights and know-how to third Persons in the ordinary course of business.

        "Attributable Debt" in respect of a Sale and Leaseback Transaction means, at the time of determination, the present value (discounted at the rate of interest implicit in such transaction, determined in accordance with GAAP) of the total obligations of the lessee for net rental payments during the remaining term of the lease included in such Sale and Leaseback Transaction (including any period for which such lease has been extended or may, at the option of the lessor, be extended; provided, however, if such Sale and Leaseback Transaction results in a Capital Lease Obligation, the amount of Indebtedness represented thereby will be determined in accordance with the definition of Capital Lease Obligation).

        "Bankruptcy Code" means Title 11 of the United States Code entitled "Bankruptcy," as now and hereinafter in effect, or any successor statute.

        "Bankruptcy Law" means the Bankruptcy Code and any other federal, state or foreign bankruptcy, insolvency, receivership or similar law.

        "Board of Directors" means:

  (1)
  with respect to a corporation, the board of directors of the corporation or any committee thereof duly authorized to act on behalf of such board;

  (2)
  with respect to a partnership, the board of directors or other governing body of the general partner of the partnership;

  (3)
  with respect to a limited liability company, the board of directors or other governing body, and in the absence of the same, the managing member or members or any controlling committee of managing members thereof; and

  (4)
  with respect to any other Person, the board or committee of such Person or other individual or entity serving a similar function.

        "Cap Excess Amount" means amounts in excess of the sum of the amount of Indebtedness permitted to be incurred under clause (1) of the definition of "Permitted Debt" and any accrued interest, fees and expenses constituting First Priority Claims.

        "Capital Expenditures" means, for any period, without duplication, the sum of:

  (1)
  the aggregate amount of all expenditures of the Company and its Restricted Subsidiaries for fixed or capital assets made during such period which, in accordance with GAAP, would be classified as capital expenditures; and

  (2)
  the aggregate amount of all payments in respect of Capital Lease Obligations of the Company and its Restricted Subsidiaries during such period.

        "Capital Lease Obligation" of any Person means the obligations of such Person to pay rent or other amounts under a lease of (or other Indebtedness arrangements conveying the right to use) real or personal property which are required to be classified and accounted for as a capital lease or a liability on the face of a balance sheet of such Person determined in accordance with GAAP and the amount of such obligations shall be the capitalized amount thereof in accordance with GAAP and the stated maturity thereof shall be the date of the last payment of rent or any other amount due under such lease or other arrangement prior to the first date upon which such lease or other arrangement may be terminated by the lessee without payment of a penalty.

        "Capital Stock" means:

  (1)
  in the case of a corporation, corporate stock or shares;

  (2)
  in the case of an association or business entity other than a corporation, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

  (3)
  in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

  (4)
  any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of the issuing Person.

        For the avoidance of doubt, the rights granted under the Phantom Stock Agreements are not Capital Stock.

        "Cash Equivalents" means:

  (1)
  marketable direct obligations issued by, or unconditionally Guaranteed by, the United States or issued by any agency thereof and backed by the full faith and credit of the United States, in each case maturing within one year from the date of acquisition;

  (2)
  certificates of deposit, time deposits, eurodollar time deposits, overnight bank deposits or banker's acceptances having maturities of six months or less from the date of acquisition issued by any lender to the Company or any of its Subsidiaries or by any commercial bank organized under the laws of the United States or any state thereof having combined capital and surplus of not less than $500,000,000;

  (3)
  commercial paper of an issuer rated at least A-1 by Standard & Poor's Rating Services, Inc. ("S&P") or P-1 by Moody's Investor Service, Inc. ("Moody's"), or carrying an equivalent rating by a nationally recognized rating agency, if both of the two named rating agencies cease publishing ratings of commercial paper issuers generally, and maturing within six months from the date of acquisition;

  (4)
  repurchase obligations of any financial institution satisfying the requirements of clause (2) of this definition, having a term of not more than 30 days, with respect to securities issued or fully Guaranteed or insured by the United States;

  (5)
  securities with maturities of one year or less from the date of acquisition issued or fully Guaranteed by any state, commonwealth or territory of the United States, by any political subdivision or taxing authority of any such state, commonwealth or territory or by any foreign government, the securities of which state, commonwealth, territory, political subdivision, taxing authority or foreign government (as the case may be) have the highest rating obtainable from either S&P or Moody's;

  (6)
  securities with maturities of six months or less from the date of acquisition backed by standby letters of credit issued by any financial institution satisfying the requirements of clause (2) of this definition;

  (7)
  money market mutual or similar funds that invest exclusively in assets satisfying the requirements of clauses (1) through (6) of this definition; and

  (8)
  money market funds that (i) comply with the criteria set forth in SEC Rule 2a-7 under the Investment Company Act of 1940, as amended, (ii) are rated AAA by S&P and Aaa by Moody's and (iii) have portfolio assets of at least $5,000,000,000.

        "CFC" means a controlled foreign corporation within the meaning of Section 957(a) of the Code, and any entity that wholly-owns the stock of a CFC and which is disregarded for U.S. federal income tax purposes as an entity that is separate from its owner.

        "Change of Control" means the occurrence of any of the following:

  (1)
  the direct or indirect sale, conveyance, transfer, lease or other disposition (other than by way of merger, consolidation or amalgamation), in one or a series of related transactions, of all or substantially all of the assets of the Company and its Subsidiaries, taken as a whole, to any

    "person" or "group" (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act) other than a Permitted Holder;

  (2)
  the adoption of a plan relating to the liquidation or dissolution of the Company;

  (3)
  the consummation of any transaction (including any merger, consolidation or amalgamation) the result of which is that the Permitted Holders cease to "beneficially own" (as such term is defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that for purposes of this clause (3) such person shall be deemed to have "beneficial ownership" of all shares that such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, in the aggregate, at least 51% of the total voting power of the Voting Stock of the Company;

  (4)
  the first day on which a majority of the members of the Board of Directors of the Company are not Continuing Directors; or

  (5)
  the Parent shall cease to own all of the outstanding Capital Stock of the Company.

        "Code" means the Internal Revenue Code of 1986, as amended (or any successor thereto).

        "Collateral" means the collateral securing the Indenture Obligations.

        "Collateral Documents" means the Security Agreement, the Mortgages and any other agreement, document or instrument pursuant to which a Lien is granted by the Company or any Guarantor to secure any Indenture Obligations or under which rights or remedies with respect to any such Lien are governed.

        "Consolidated Cash Flow" means, with respect to any Person for any period, the Consolidated Net Income of such Person and its Restricted Subsidiaries for such period plus:

  (1)
  an amount equal to any extraordinary or non-recurring loss, to the extent that such losses were deducted in computing such Consolidated Net Income; plus

  (2)
  an amount equal to any net loss realized in connection with an Asset Sale, the disposition of any securities by such Person or any of its Restricted Subsidiaries or the extinguishment of any Indebtedness by such Person or its Restricted Subsidiaries, to the extent such losses were deducted in computing such Consolidated Net Income; plus

  (3)
  provision for taxes based on income or profits of such Person and its Restricted Subsidiaries for such period, to the extent that such provision for taxes was deducted in computing such Consolidated Net Income; plus

  (4)
  Consolidated Interest Expense of such Person and its Restricted Subsidiaries for such period; plus

  (5)
  depreciation, amortization (including amortization of goodwill and other intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period) of such Person and its Restricted Subsidiaries for such period to the extent deducted in computing such Consolidated Net Income; plus

  (6)
  write offs, write downs or impairment of goodwill or other intangible assets, unrealized mark-to-market losses, and other non-cash charges (including charges in respect of Phantom Stock Accruals but excluding any such other non-cash charge to the extent that it represents an accrual of or reserve for cash charges in any future period or amortization of a prepaid cash expense that was paid in a prior period) of such Person and its Restricted Subsidiaries for such period to the extent deducted in computing such Consolidated Net Income;

  minus

  (7)
  all non-cash items to the extent that such non-cash items increased Consolidated Net Income for such period (excluding the recognition of deferred revenue or any items which represent the reversal of any accrual of, or cash reserve for, anticipated cash charges in any prior period and any items for which cash was received in a prior period).

        Notwithstanding the foregoing, the provision for taxes based on income or profits of, and the depreciation and amortization and other non-cash charges of, a Restricted Subsidiary of a Person shall be added to Consolidated Net Income to compute Consolidated Cash Flow only to the extent (and in the same proportion) that the Net Income of such Restricted Subsidiary was included in calculating the Consolidated Net Income of such Person.

        "Consolidated Interest Expense" means, with respect to any Person for any period, the sum of, without duplication:

  (1)
  the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued (including amortization of original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, imputed interest with respect to Attributable Debt, commissions, discounts and other fees and charges Incurred in respect of letter of credit or bankers' acceptance financings, and net payments and receipts (if any) pursuant to interest rate Hedging Obligations); plus

  (2)
  the consolidated interest expense of such Person and its Restricted Subsidiaries that was capitalized during such period; plus

  (3)
  any interest expense on Indebtedness of another Person to the extent that such Indebtedness is Guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on the assets of such Person or one of its Restricted Subsidiaries (whether or not such Guarantee or Lien is called upon).

        "Consolidated Leverage Ratio" means, with respect to any Person for any period, the ratio of:

  (1)
  the Consolidated Total Indebtedness of such Person at the time of determination (the "CLR Calculation Date"), to

  (2)
  the Consolidated Cash Flow of such Person for such period.

        If the Company or any Restricted Subsidiary has Incurred, assumed, Guaranteed, redeemed, retired or extinguished any Indebtedness (other than Indebtedness Incurred under any revolving credit facility unless such Indebtedness has been permanently repaid and has not been replaced) or issues or redeems Disqualified Stock subsequent to the commencement of the period for which the Consolidated Leverage Ratio is being calculated but prior to or simultaneously with the CLR Calculation Date, then the Consolidated Leverage Ratio shall be calculated giving pro forma effect to such Incurrence, assumption, Guarantee, redemption, retirement or extinguishment of Indebtedness, or such issuance or redemption of Disqualified Stock, as if the same had occurred at the beginning of the applicable four quarter period.

        For purposes of making the computation referred to above, Investments, acquisitions, dispositions, mergers, consolidations and disposed operations (as determined in accordance with GAAP) that have been made by the Company or any of its Restricted Subsidiaries during the four-quarter reference period or subsequent to such reference period and on or prior to or simultaneously with the CLR Calculation Date shall be calculated on a pro forma basis assuming that all such Investments, acquisitions, dispositions, mergers, consolidations and disposed operations (and the change in any associated fixed charge obligations and the change in Consolidated Cash Flow resulting therefrom) had occurred on the first day of the four-quarter reference period. If since the beginning of such period any Person that subsequently became a Restricted Subsidiary of the Company or was merged with or into the Company or any of its Restricted Subsidiaries since the beginning of such period shall have made any Investment, acquisition, disposition, merger, consolidation or disposed operation that would have required adjustment pursuant to this definition, then the Consolidated Leverage Ratio shall be calculated giving pro forma effect thereto for such period as if such Investment, acquisition, disposition, merger, consolidation or disposed operation had occurred at the beginning of the applicable four-quarter period.

        For purposes of this definition, whenever pro forma effect is to be given to a transaction, the pro forma calculations shall be (x) made in good faith by a responsible financial or accounting officer of the Company (and may include, for the avoidance of doubt, cost savings and operating expense reductions resulting from such Investments acquisition, disposition, merger, consolidation or disposed operation which is being given pro forma effect that have been or are expected to be realized within eighteen (18) months after the date of such Investment, acquisition, disposition, merger, consolidation or disposed operation), except as otherwise provided herein or (y) determined in accordance with Regulation S-X. If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest on such Indebtedness shall be calculated as if the rate in effect on the CLR Calculation Date had been the applicable rate for the entire period (taking into account any Hedging Obligations applicable to such Indebtedness). Interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by a responsible financial or accounting officer of the Company to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with GAAP. For purposes of making the computation referred to above, interest on any Indebtedness under a revolving credit facility computed on a pro forma basis shall be computed based upon the average daily balance of such Indebtedness during the applicable period except as set forth in the first paragraph of this definition. Interest on Indebtedness that may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, or other rate, shall be deemed to have been based upon the rate actually chosen, or, if none, then based upon such optional rate chosen as the Company may designate.

        For purposes of this definition, any amount in a currency other than U.S. dollars will be converted to U.S. dollars based on the average exchange rate for such currency for the most recent twelve month period immediately prior to the date of determination determined in a manner consistent with that used in calculating the Consolidated Cash Flow for the applicable period.

        "Consolidated Net Income" means, with respect to any Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period; provided that:

  (1)
  the Net Income of any Person that is not a Restricted Subsidiary of such Person, or that is accounted for by the equity method of accounting shall be included, but only to the extent of the amount of dividends or distributions that have been distributed in cash (or to the extent converted into cash) to the referent Person or a Restricted Subsidiary thereof in respect of such period;

  (2)
  the Net Income of any Restricted Subsidiary shall be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Subsidiary or its stockholders, unless such restriction has been legally waived; and

  (3)
  the cumulative effect of a change in accounting principles shall be excluded.

        "Consolidated Total Indebtedness" means, with respect to any Person, as at any date of determination, an amount equal to the sum of the aggregate amount of all outstanding Indebtedness of such Person and its Restricted Subsidiaries on a consolidated basis consisting of Indebtedness for borrowed money pursuant to clauses (1), (2), (3), (5) and (6) of the definition of "Indebtedness"; provided that, for purposes of Indebtedness Incurred pursuant to such clause (6) the "maximum redemption or repurchase price" of any Disqualified Stock that does not have a fixed repurchase price shall be calculated in accordance with the terms of such Disqualified Stock as if such Disqualified Stock were repurchased on any date on which Consolidated Total Indebtedness shall be required to be determined pursuant to the Indenture, and if such price is based upon, or measured by, the fair market value of such Disqualified Stock, such fair market value shall be determined reasonably and in good faith by the Company.

        "Consolidated Working Capital" means, with respect to any Person, at any date of determination, the excess of (a) the sum of all amounts (other than cash and cash equivalents) that would, in conformity with GAAP, be set forth opposite the caption "total current assets" (or any like caption) on a consolidated balance sheet of such Person and its Restricted Subsidiaries at such date over (b) the sum of all amounts that would, in conformity with GAAP, be set forth opposite the caption "total current liabilities" (or any like caption) on a consolidated balance sheet of such Person and its Restricted Subsidiaries on such date other than the current portion of any long-term Indebtedness.

        "Continuing Directors" means, as of any date of determination, any member of the Board of Directors of the Company who (1) was a member of such Board of Directors on the Issue Date or (2) was nominated for election or elected to such Board of Directors with the approval, recommendation or endorsement of a majority of the directors who were members of such Board of Directors on the Issue Date or whose nomination or election to the Board of Directors was previously so approved.

        "Cooperative Resources Agreement" means the Second Amended and Restated Cooperative Resources Agreement, effective as of January 1, 2010, by and among the Company, FreedomRoads Holding Company, LLC and Camping World, Inc., as in effect on the Issue Date.

        "Credit Agreement" means the Credit Agreement, dated as of March 1, 2010, among Camping World, Inc. and CWI, Inc., as borrowers, the guarantors party thereto, the Administrative Agent and the lenders party thereto, including any related notes, Guarantees, collateral documents, instruments and agreements executed in connection therewith, and in each case, as amended, extended, renewed, restated, supplemented, replaced (whether or not upon termination and whether with the original lenders, institutional investors or otherwise), refinanced (including through the issuance of debt securities), restructured or otherwise modified (in whole or in part, and without limitation as to amount, terms, conditions, covenants and other provisions) from time to time.

        "Credit Agreement Secured Parties" means, at any time, (a) the lenders from time to time party to the Credit Agreement, (b) the First Priority Agent, (c) SunTrust Bank (or an affiliate thereof) in its capacity as provider, under the Credit Agreement, of certain bank products to any Grantor, and (d) the successors and assigns of each of the foregoing.

        "Credit Facility" means one or more debt facilities, including the Credit Agreement, or other financing arrangements (including commercial paper facilities or indentures) providing for revolving credit loans, term loans, letters of credit or other long-term indebtedness, including any notes, Guarantees, collateral documents, instruments and agreements executed in connection therewith, and in each case, as amended, extended, renewed, restated, supplemented, replaced (whether or not upon termination and whether with the original lenders, institutional investors or otherwise), refinanced (including through the issuance of debt securities), restructured or otherwise modified (in whole or in part, and without limitation as to amount, terms, conditions, covenants and other provisions) from time to time, and any agreement (and related document) governing Indebtedness Incurred to refinance, in whole or in part, the borrowings and commitments then outstanding or permitted to be outstanding under such Credit Facility or a successor Credit Facility, whether by the same or any other agent, lender or group of lenders (or institutional investors).

        "CWFR" means CWFR Capital Corp., a Delaware corporation.

        "Default" means any event that is or with the passage of time or the giving of notice or both would be an Event of Default.

        "Disqualified Stock" means, with respect to any Person, any Capital Stock which by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable at the option of the holder) or upon the happening of any event:

  (1)
  matures or is mandatorily redeemable pursuant to a sinking fund obligation or otherwise;

  (2)
  is convertible or exchangeable for Indebtedness or Disqualified Stock (excluding Capital Stock convertible or exchangeable solely at the option of the Company or a Subsidiary of the Company; provided that any such conversion or exchange will be deemed an Incurrence of Indebtedness or Disqualified Stock, as applicable); or

  (3)
  is redeemable at the option of the holder thereof, in whole or in part,

in the case of each of clauses (1), (2) and (3), on or prior to the 91st day after the Stated Maturity of the Notes; provided that any Capital Stock that would not constitute Disqualified Stock but for provisions thereof giving holders thereof the right to require such Person to repurchase or redeem such Capital Stock upon the occurrence of an "asset sale" or "change of control" occurring on or prior to the 91st day after the Stated Maturity of the Notes will not constitute Disqualified Stock if the "asset sale" or "change of control" provisions applicable to such Capital Stock are not more favorable to the holders of such Capital Stock than the provisions of the covenants described under the caption "—Repurchase at the Option of Holders—Change of Control" and "—Asset Sales" are to the holders.

        "Domestic Subsidiary" means any Restricted Subsidiary of the Company other than a Foreign Subsidiary.

        "Enforcement Action" means (a) the taking of any action to enforce or realize upon any Lien on the First Priority Collateral or the Collateral, including the institution of any foreclosure proceedings or the noticing of any public or private sale or other disposition pursuant to applicable law, (b) the exercise of any right or remedy provided to a secured creditor or otherwise on account of a Lien under the First Priority Collateral Documents, the Indenture Documents (including the enforcement of any right under any account control agreement, landlord waiver or bailee's letter or any similar agreement or arrangement), applicable law, in an Insolvency Proceeding or otherwise, including the election to retain any collateral in satisfaction of a Lien, (c) the taking of any action or the exercise of any right or remedy in respect of the collection on, set off against, marshaling of, or foreclosure on any collateral or the proceeds of such collateral, (d) the disposition of all or any portion of any collateral, by private or public sale, other disposition or any other means permissible under applicable law, (e) the exercise of any other enforcement right relating to any collateral (including the exercise of any voting rights relating to any stock or other equity interests and including any right of recoupment or set-off) whether under the First Priority Collateral Documents, the Indenture Documents, applicable law, in an Insolvency Proceeding or otherwise, or (f) the commencement of, or the joinder with any creditor in commencing, any Insolvency Proceeding against any Grantor or other Indenture Obligor or any assets of any Grantor or other Indenture Obligor.

        "Equity Interests" means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for Capital Stock).

        "Equity Offering" means a sale for cash of either (1) common equity securities or units including or representing common equity securities of the Company (other than to a Subsidiary of the Company or to any other Affiliate of the Company) or (2) common equity securities or units including or representing common equity securities of a direct or indirect parent entity of the Company (other than to the Company, a Subsidiary of the Company or to any other Affiliate of the Company) to the extent that the net proceeds therefrom are contributed to the common equity capital of the Company.

        "Event of Loss" means, with respect to any property or asset, any (i) loss or destruction of, or damage to, such property or asset or (ii) any condemnation, seizure or taking, by exercise of the power of eminent domain or otherwise, of such property or asset, or confiscation or requisition of the use of such property or asset, in each case, in excess of $1.0 million with respect to any such event.

        "Excess Cash Flow" means, for any period, the excess of Consolidated Cash Flow for such period adjusted as follows (i) plus or minus, respectively, any net decrease or increase in the Consolidated Working Capital of the Company for such period; (ii) minus the sum of (A) the aggregate amount of Capital Expenditures made in cash by the Company and its Restricted Subsidiaries during such period, (B) the cash portion of Consolidated Interest Expense paid by the Company and its Restricted Subsidiaries during such period, (C) the aggregate amount (without duplication) of (x) all income and franchise taxes paid in cash by the Company and its Restricted Subsidiaries during such period and (y) Permitted Tax Distributions for the annual period in respect of which an Excess Cash Flow Offer is made, (D) any reduction in the principal amount of Indebtedness (other than the Notes or any Indebtedness that is subordinated to the Notes or any Note Guarantee) resulting from principal payments made thereon during such period (provided that (i) such Indebtedness has been Incurred in accordance with the Indenture and (ii) to the extent such Indebtedness is revolving in nature, such payment shall have been accompanied by a concurrent corresponding permanent reduction in the revolving commitment relating thereto) and (E) without duplication, payments with respect to deferred compensation under the Phantom Stock Agreements, to the extent the Phantom Stock Accruals with respect to such payments were taken into account in the calculation of Consolidated Working Capital for such period.

        "Exchange Act" means the U.S. Securities Exchange Act of 1934, as amended.

        "Existing Indebtedness" means any Indebtedness of the Company or any of its Restricted Subsidiaries outstanding on the Issue Date until such Indebtedness is repaid.

        "Fair Market Value" means the value that would be paid by a willing buyer to an unaffiliated willing seller in a transaction not involving distress or necessity of either party, as determined by the Board of Directors of the Company acting reasonably and in good faith and shall be evidenced by a resolution of such Board of Directors. Unless otherwise required by the Indenture, the determination of the Board of Directors of the Company shall be conclusive and need not be supported by an appraisal or other expert opinion.

        "First Priority Agent" means the agent designated as such under the Intercreditor Agreement and shall initially be the Administrative Agent, together with its successors and permitted assigns in such capacity.

        "First Priority Claims" means (a) Indebtedness under Credit Facilities permitted pursuant to clause (1) of the definition of the term "Permitted Debt," (b) First Priority Hedging Obligations and (c) all other Obligations of the Company and the Guarantors under the documents relating to Indebtedness described in clauses (a) and (b) above.

        "First Priority Collateral" means the collateral securing First Priority Claims.

        "First Priority Collateral Documents" means the First Priority Security Agreement, the First Priority Mortgages and any other agreement, document or instrument pursuant to which a Lien is granted securing any First Priority Claims or under which rights or remedies with respect to such Liens are governed.

        "First Priority Hedging Obligations" means any Hedging Obligations that are permitted to be incurred under clause (7) of the definition of the term "Permitted Debt" and that are secured by any collateral under the First Priority Collateral Documents.

        "First Priority Mortgages" means a collective reference to each mortgage, deed of trust, deed to secure debt and any other document or instrument under which any Lien on real property owned by the Company or any Guarantor is granted to secure any First Priority Claims or under which rights or remedies with respect to any such Liens are governed.

        "First Priority Security Agreement" means the Pledge and Security Agreement, dated as of March 1, 2010, among the grantors party thereto and the Administrative Agent, in favor of the Administrative Agent, as amended or supplemented from time to time in accordance with its terms.

        "Fixed Charge Coverage Ratio" means with respect to any Person for any period, the ratio of the Consolidated Cash Flow of such Person for such period to the Fixed Charges of such Person for such period. In the event that the Company or any of its Restricted Subsidiaries Incurs or redeems any Indebtedness (other than revolving credit borrowings) or issues or redeems Preferred Stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated but prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made (the "FCCR Calculation Date"), the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect to such Incurrence or redemption of Indebtedness, or such issuance or redemption of Preferred Stock (including the application of any proceeds therefrom), as if the same had occurred at the beginning of the applicable period. In addition, for purposes of making the computation referred to above:

  (1)
  acquisitions that have been made by the Company or any of its Restricted Subsidiaries, including through mergers, consolidations or amalgamations and including any related financing transactions, during such period or subsequent to such reference period and on or prior to the FCCR Calculation Date shall be deemed to have occurred on the first day of such period and Consolidated Cash Flow for such period shall be calculated to include the Consolidated Cash Flow of the acquired entities (adjusted to exclude (A) the cost of any compensation, remuneration or other benefit paid or provided to any employee, consultant, Affiliate or equity owner of the acquired entities to the extent such costs are eliminated and not replaced and (B) the amount of any reduction in general, administrative or overhead costs of the acquired entities, in each case, as determined in good faith by the chief financial officer of the Company);

  (2)
  the Consolidated Cash Flow attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the FCCR Calculation Date, shall be excluded;

  (3)
  the Fixed Charges attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the FCCR Calculation Date, shall be excluded, but only to the extent that the obligations giving rise to such Fixed Charges will not be obligations of the referent Person or any of its Restricted Subsidiaries following the FCCR Calculation Date;

  (4)
  any Person that is a Restricted Subsidiary on the FCCR Calculation Date will be deemed to have been a Restricted Subsidiary at all times during such period;

  (5)
  any Person that is not a Restricted Subsidiary on the FCCR Calculation Date will be deemed not to have been a Restricted Subsidiary at any time during such period;

  (6)
  if any Indebtedness bears a floating rate of interest, the interest expense on such Indebtedness will be calculated as if the rate in effect on the FCCR Calculation Date had been the applicable rate for the entire period (taking into account any Hedging Obligation applicable to such Indebtedness if such Hedging Obligation has a remaining term as at the FCCR Calculation Date in excess of 12 months); and

  (7)
  for purposes of making the computations referred to above, interest on any Indebtedness of the specified Person and its Restricted Subsidiaries under a revolving credit facility (to the extent not excluded from the calculation of the Fixed Charge Coverage Ratio due to the operation of the first parenthetical phrase of this definition) computed on a pro forma basis shall be computed based on the weighted average daily balance of such Indebtedness during such period.

        "Fixed Charges" means, with respect to any Person for any period, the sum of, without duplication:

  (1)
  the Consolidated Interest Expense of such Person and its Restricted Subsidiaries for such period; plus

  (2)
  the product of (A) all cash dividend payments (and non-cash dividend payments in the case of a Person that is a Restricted Subsidiary) on any series of Preferred Stock of such Person or any of its Restricted Subsidiaries, other than dividends on Equity Interests payable solely in Equity Interests of the Company (other than Disqualified Stock) or to the Company or a Restricted Subsidiary of the Company, times (B) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined U.S. federal, state and local statutory tax rate of such Person, expressed as a decimal, in each case, on a consolidated basis and in accordance with GAAP.

        "Flow Through Entity" means an entity that for U.S. federal income tax purposes constitutes (i) an "S corporation" (as defined in Section 1361(a) of the Code, (ii) a "qualified subchapter S subsidiary" (as defined in Section 1361(b)(3)(B) of the Code), (iii) a "partnership" (within the meaning of Section 7701(a)(2) of the Code) other than a "publicly traded partnership") (as defined in Section 7704 of the Code), (iv) an entity that is disregarded as an entity separate from its owner under the Code, the Treasury regulations or any published administrative guidance of the Internal Revenue Service, or (v) a trust, the income of which is includible in the taxable income of the grantor or another person under sections 671 through 679 of the Code.

        "Foreign Subsidiary" means any Restricted Subsidiary of the Company incorporated or organized in a jurisdiction other than the United States or any state thereof or the District of Columbia and any Subsidiary of the Company that wholly-owns the stock of a CFC and that is disregarded for U.S. federal income tax purposes as an entity that is separate from its owner.

        "GAAP" means generally accepted accounting principles in the United States as in effect on the Issue Date, including those set forth in:

  (1)
  the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants;

  (2)
  the statements and pronouncements of the Financial Accounting Standards Board;

  (3)
  such other statements by such other entity as have been approved by a significant segment of the accounting profession; and

  (4)
  the rules and regulations of the SEC governing the inclusion of financial statements (including pro forma financial statements) in periodic reports required to be filed pursuant to Section 13 of the Exchange Act, including opinions and pronouncements in staff accounting bulletins and similar written statements from the accounting staff of the SEC.

        "Guarantee" by any Person means any obligation, contingent or otherwise, of such Person guaranteeing any Indebtedness or other obligation of any other Person (the "primary obligor") in any manner, whether directly or indirectly, and including any obligation of such Person to:

  (1)
  purchase or pay (or advance or supply funds for the purchase or payment) of such Indebtedness or to purchase (or to advance or supply funds for the purchase of) any security for the payment of such Indebtedness;

  (2)
  purchase property, securities or services for the purposes of assuring the holder of such Indebtedness of the payment of such Indebtedness; or

  (3)
  maintain working capital, equity capital or other financial statement condition or liquidity of the primary obligor so as to enable the primary obligor to pay such Indebtedness;

provided, however, that the Guarantee by any Person shall not include endorsements by such Person for collection or deposit, in either case, in the ordinary course of business. The term "Guarantee" used as a verb has a corresponding meaning.

        "Guarantors" means (i) the Initial Guarantors and (ii) each Domestic Subsidiary and any other Restricted Subsidiary that executes a Note Guarantee after the Issue Date in accordance with the provisions thereof, until, in the case of clauses (i) and (ii), the Note Guarantee of any such Person is released in accordance with the provisions of the Indenture.

        "Incur" means, with respect to any Indebtedness or other obligation of any Person, to create, issue, incur (by conversion, exchange or otherwise), assume (pursuant to a merger, consolidation, amalgamation, acquisition or other transaction), Guarantee or otherwise become liable in respect of such Indebtedness or other obligation or the recording, as required pursuant to GAAP or otherwise, of any such Indebtedness or other obligation on the balance sheet of such Person (and "Incurrence" and "Incurred" shall have meanings correlative to the foregoing); provided, however, that a change in GAAP that results in an obligation of such Person that exists at such time becoming Indebtedness shall not be deemed an Incurrence of such Indebtedness; provided, further, that the accretion of original issue discount on Indebtedness shall not be deemed to be an Incurrence of Indebtedness. Indebtedness otherwise Incurred by a Person before it becomes a Restricted Subsidiary of the Company shall be deemed to have been Incurred at the time it becomes such a Restricted Subsidiary.

        "Indebtedness" means (without duplication), with respect to any Person, whether recourse is to all or a portion of the assets of such Person and whether or not contingent:

  (1)
  every obligation of such Person for money borrowed, including in each case, premium, interest (including interest accruing subsequent to the filing of, or which would have accrued but for the filing of, a petition for bankruptcy, whether or not such interest is an allowable claim in such bankruptcy proceeding), fees and expenses related thereto;

  (2)
  every obligation of such Person evidenced by bonds, debentures, notes or other similar instruments;

  (3)
  every reimbursement obligation of such Person with respect to letters of credit, banker's acceptances or similar facilities issued for the account of such Person, other than obligations with respect to letters of credit securing obligations, other than obligations referred to in clauses (1), (2) and (5), entered into in the ordinary course of business of such Person to the extent such letters of credit are not drawn upon or, if and to the extent drawn upon, such drawing is reimbursed no later than the 10th day following payment on the letter of credit;

  (4)
  every obligation of such Person issued or assumed as the deferred purchase price of property or services (but excluding trade payables, credit on open account, provisional credit, accrued liabilities or similar terms) arising in the ordinary course of business which are not overdue or which are being contested in good faith;

  (5)
  every Capital Lease Obligation of such Person;

  (6)
  the maximum fixed redemption or repurchase price of Disqualified Stock of such Person at the time of determination plus accrued but unpaid dividends;

  (7)
  every net payment obligation of such Person under interest rate swap, cap, collar or similar agreements or foreign currency hedge, exchange or similar agreements of such Person (collectively, "Hedging Obligations");

  (8)
  every obligation of the type referred to in clauses (1) through (7) of another Person the payment of which, in either case, such Person has Guaranteed or is liable, directly or indirectly, as obligor, guarantor or otherwise, to the extent of such Guarantee or other liability; and

  (9)
  every obligation of the type referred to in clauses (1) through (7) of another Person secured by a Lien on any asset of such Person, whether or not such obligation is assumed by such Person; provided, however, that the amount of such obligation shall be the lesser of (A) the Fair Market Value of such asset at such date of determination and (B) the amount of such obligation.

        "Indenture Documents" means the Notes, the Indenture, the Note Guarantees, the Collateral Documents and the Intercreditor Agreement.

        "Indenture Mortgage Property" means any Premises subject to a Mortgage which is not also part of the First Priority Collateral.

        "Indenture Obligations" means all Obligations in respect of the Notes or arising under the Indenture Documents. Indenture Obligations shall include all interest accrued (or which would, absent the commencement of an insolvency or liquidation proceeding, accrue) after the commencement of an insolvency or liquidation proceeding in accordance with and at the rate specified in the relevant Indenture Document whether or not the claim for such interest is allowed as a claim in such insolvency or liquidation proceeding.

        "Indenture Obligors" means the Company and all Grantors party to any Collateral Document at any time.

        "Indenture Secured Parties" means, at any time, (a) each holder of a Note, (b) the Collateral Agent, (c) the Trustee, (d) each other secured party to which any Indenture Obligations are owed, and (e) the successors and assigns of each of the foregoing.

        "Initial Guarantors" means Affinity Brokerage, LLC, a Delaware limited liability company, Affinity Guest Services, LLC, a Delaware limited liability company, Affinity Road and Travel Club, Inc., a Texas corporation, AGI Productions, LLC, a Delaware limited liability company, Camp Coast to Coast LLC, a Delaware limited liability company, Camping World Card Services, Inc., an Ohio corporation, Camping World, Inc., a Kentucky corporation, Camping World Insurance Services of Kentucky, Inc., a Delaware corporation, Camping World Insurance Services of Nevada, Inc., a Nevada corporation, Camping World Insurance Services of Texas, Inc., a Texas corporation, Coast Marketing Group, LLC, a Delaware limited liability company, CWI, Inc., a Kentucky corporation, CW Michigan, Inc., a Delaware corporation, Ehlert Publishing Group, LLC, a Minnesota limited liability company, Golf Card International LLC, a Delaware limited liability company, Golf Card Resort Services, LLC, a Delaware limited liability company, GSS Enterprises, LLC, a Delaware limited liability company, Outdoor Buys, LLC, a Kentucky limited liability company, Power Sports Media, LLC, a Delaware limited liability company, TL Enterprises, LLC, a Delaware limited liability company, and VBI, LLC, a Delaware limited liability company.

        "Insolvency Proceeding" means (a) any voluntary or involuntary proceeding under the Bankruptcy Code or any other Bankruptcy Law with respect to any Grantor, or other Indenture Obligor (b) any voluntary or involuntary appointment of a receiver, trustee, custodian, sequestrator, conservator or similar official for any Grantor or other Indenture Obligor or for a substantial part of the property or assets of any Grantor, or other Indenture Obligor (c) any voluntary or involuntary winding-up or liquidation of any Grantor or other Indenture Obligor, or (d) a general assignment for the benefit of creditors by any Grantor or other Indenture Obligor.

        "Intercreditor Agreement" means the intercreditor agreement, dated as of the Issue Date, among the First Priority Agent, the Collateral Agent, the Company and certain Restricted Subsidiaries of the Company party thereto, as it may be amended, restated, supplemented and/or otherwise modified from time to time in accordance with the Indenture.

        "Investments" means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the form of direct or indirect loans (including Guarantees of Indebtedness or other obligations), advances or capital contributions (excluding commissions, travel and similar advances to officers and employees made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP; provided that an acquisition of assets, Equity Interests or other securities by the Company for consideration consisting of common equity securities of the Company shall not be deemed to be an Investment. If the Company or any Restricted Subsidiary of the Company sells or otherwise disposes of any Equity Interests of any direct or indirect Restricted Subsidiary of the Company such that after giving effect to any such sale or disposition, such Person is no longer a direct or indirect Restricted Subsidiary of the Company, the Company shall be deemed to have made an Investment on the date of any such sale or disposition equal to the Fair Market Value of the Equity Interests of such Restricted Subsidiary not sold or disposed of. For purposes of the definition of "Unrestricted Subsidiary" and the covenant described under "Certain Covenants—Restricted Payments":

  (1)
  Investments shall include the portion (proportionate to the Company's equity interest in such Subsidiary) of the Fair Market Value of the net assets of a Subsidiary of the Company at the time that such Subsidiary is designated an Unrestricted Subsidiary; provided, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, the Company shall be deemed to continue to have a permanent "Investment" in an Unrestricted Subsidiary in an amount (if positive) equal to:

  (a)
  the Company's "Investment" in such Subsidiary at the time of such redesignation; less

  (b)
  the portion (proportionate to the Company's equity interest in such Subsidiary) of the Fair Market Value of the net assets of such Subsidiary at the time of such redesignation; and

  (2)
  any property transferred to or from an Unrestricted Subsidiary shall be valued at its Fair Market Value at the time of such transfer.

        The amount of any Investment outstanding at any time shall be the original cost of such Investment, reduced by any dividend, distribution, interest payment, return of capital, repayment or other amount received in cash by the Company or a Restricted Subsidiary of the Company in respect of such Investment.

        "Issue Date" means November 30, 2010.

        "Junior Liens" means Liens securing Indenture Obligations (including Additional Notes).

        "Lien" means, with respect to any asset, any mortgage, lien, pledge, charge, security interest, encumbrance or hypothecation of any kind in respect of that asset, whether or not filed, recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement, any lease in the nature thereof, any other agreement to give a security interest in and any filing of any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction).

        "Maximum Credit Obligations" means, on any date, the First Priority Claims outstanding on such date, excluding any Cap Excess Amounts.

        "Mortgages" means a collective reference to each mortgage, deed of trust, deed to secure debt and any other document or instrument under which any Lien on the Premises or any other Collateral secured by and described in such mortgages, deeds of trust, deeds to secure debt or other documents or instruments is granted to secure any Indenture Obligations or under which rights or remedies with respect to any such Liens are governed.

        "Net Income" means, with respect to any Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of Preferred Stock dividends, excluding, however, (1) any gain (but not loss), together with any related provision for taxes on such gain (but not loss), realized in connection with (A) any Asset Sale (including dispositions pursuant to Sale and Leaseback Transactions) or (B) the disposition of any securities by such Person or any of its Restricted Subsidiaries or the extinguishment of any Indebtedness of such Person or any of its Subsidiaries and (2) any extraordinary or nonrecurring gain (but not loss), together with any related provision for taxes on such extraordinary or nonrecurring gain (but not loss).

        "Net Proceeds" means the aggregate cash proceeds received by the Company or any of its Restricted Subsidiaries in respect of any Asset Sale (including any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of the direct costs relating to such Asset Sale (including legal, accounting and investment banking fees and sales commissions) and any relocation expenses Incurred as a result thereof, taxes paid or payable as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements), amounts required to be applied to the repayment of Indebtedness secured by a Lien on the asset or assets that were the subject of such Asset Sale and any reserve for adjustment in respect of the sale price of such asset or assets established in accordance with GAAP.

        "Non-Recourse Debt" means Indebtedness:

  (1)
  as to which neither the Company nor any of its Restricted Subsidiaries (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness) or (b) is directly or indirectly liable as a guarantor or otherwise; and

  (2)
  no default with respect to which (including any rights that the holders of the Indebtedness may have to take enforcement action against an Unrestricted Subsidiary) would permit upon notice, lapse of time or both any holder of any other Indebtedness of the Company or any of its Restricted Subsidiaries to declare a default on such other Indebtedness or cause the payment of the Indebtedness to be accelerated or payable prior to its Stated Maturity.

        "Obligations" means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

        "Officer" means, with respect to any Person, the chairman of the board, chief executive officer, chief financial officer, president, any executive vice president, senior vice president or vice president, the treasurer, principal accounting officer or the secretary of such Person.

        "Officers' Certificate" means a certificate signed on behalf of the Company or a Guarantor, as applicable, by two Officers thereof, one of whom must be the chief executive officer, the chief financial officer, the treasurer or the principal accounting officer of such Person, and delivered to the Trustee.

        "Opinion of Counsel" means a written opinion from legal counsel who is reasonably acceptable to the Trustee. The counsel may be an employee of or counsel to the Company or the Trustee.

        "Parent" means the Company's direct parent, Affinity Group Holding, Inc., a Delaware corporation, or a limited liability company into which Affinity Group Holding, Inc. has been converted pursuant to Section 18-214 of the Delaware Limited Liability Company Act.

        "Permitted Holders" means Stephen Adams and, with respect to the foregoing Person, any (1) spouse or lineal descendent (whether natural or adopted) of such Person or (2) trust, corporation, partnership or other entity, the beneficiaries, stockholders, partners, owners or persons beneficially holding an 80% or more controlling interest of which consist of such Person and/or any of the Persons referred to in the immediately preceding clause (1).

        "Permitted Investments" means:

  (1)
  any Investment in the Company or a Guarantor;

  (2)
  any Investment in cash or Cash Equivalents or the Notes;

  (3)
  any Investment by the Company or any Restricted Subsidiary of the Company in a Person, if as a result of such Investment (A) such Person becomes a Guarantor or (B) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Company or a Guarantor;

  (4)
  any Investment existing on the Issue Date or made pursuant to binding commitments in effect on the Issue Date or an Investment consisting of any extension, modification or renewal of any Investment existing on the Issue Date; provided that the amount of any such Investment may be increased (x) as required by the terms of such Investment as in existence on the Issue Date or (y) as otherwise permitted under the Indenture;

  (5)
  any Restricted Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with the covenant described above under the caption "—Repurchase at the Option of Holders—Asset Sales";

  (6)
  Hedging Obligations that are Incurred by the Company or any of its Restricted Subsidiaries for the purpose of fixing or hedging (A) interest rate risk with respect to any floating rate Indebtedness that is permitted by the terms of the Indenture to be outstanding or (B) currency exchange risk in connection with existing financial obligations and not for purposes of speculation;

  (7)
  Investments in prepaid expenses, negotiable instruments held for collection and lease, utility and workers' compensation, performance and other similar deposits;

  (8)
  loans and advances to employees and directors of the Company and its Restricted Subsidiaries in the ordinary course of business not to exceed $2.0 million in the aggregate at any one time outstanding;

  (9)
  Investments consisting of non-cash consideration received in the form of securities, notes or similar obligations in connection with dispositions of obsolete or worn out assets permitted pursuant to the Indenture;

  (10)
  Investments received in settlement of bona fide disputes or as distributions in bankruptcy, insolvency or similar proceedings; and

  (11)
  other Investments in any Person having an aggregate Fair Market Value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (11) that are at the time outstanding, not to exceed $3.5 million in the aggregate.

        "Permitted Liens" means:

  (1)
  Liens securing First Priority Claims;

  (2)
  Liens in favor of the Company or a Guarantor;

  (3)
  Liens on property of a Person existing at the time such Person is merged into or consolidated with the Company or a Restricted Subsidiary of the Company, provided that such Liens were not created in connection with, or in contemplation of, such merger, consolidation or amalgamation and do not extend to any assets other than those of the Person merged into or consolidated or amalgamated with the Company or a Restricted Subsidiary of the Company;

  (4)
  Liens on property existing at the time of acquisition thereof by the Company or any Restricted Subsidiary of the Company, provided that such Liens were not created in connection with, or in contemplation of, such acquisition;

  (5)
  Liens, pledges or deposits to secure the performance of statutory obligations, surety or appeal bonds, performance bonds, workmen's compensation or unemployment obligations or other obligations of a like nature, or to secure letters of credit issued with respect to such obligations, Incurred in the ordinary course of business;

  (6)
  Liens consisting of deposits in connection with leases or other similar obligation, or securing letters of credit issued in lieu of such deposits, incurred in the ordinary course of business;

  (7)
  Liens securing Indebtedness (including Capital Lease Obligations) permitted by clause (3) of paragraph (b) of the covenant described above under the caption "—Certain Covenants—Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock" covering only the assets acquired with such Indebtedness and directly related assets such as proceeds (including insurance proceeds), products, replacements, substitutions and accessions thereto;

  (8)
  Liens existing on the Issue Date and replacement Liens that do not encumber additional assets, unless such encumbrance is otherwise permitted;

  (9)
  Liens for taxes, assessments or governmental charges or claims that are not yet delinquent for more than 30 days or that are being contested in good faith by appropriate proceedings promptly instituted and diligently conducted, provided that any reserve or other appropriate provision as shall be required in conformity with GAAP shall have been made therefor;

  (10)
  Liens securing Permitted Refinancing Debt, provided that the Company or the applicable Restricted Subsidiary of the Company was permitted to Incur such Liens with respect to the Indebtedness so refinanced under the Indenture and:

  (a)
  the new Lien is limited to all or part of the same property and assets that secured or, under the written agreements pursuant to which the original Lien arose, could secure the original Lien (plus improvements and accessions to, such property or proceeds or distributions thereof); and

  (b)
  the Indebtedness secured by the new Lien is not increased to any amount greater than the sum of (x) the outstanding principal amount, or, if greater, committed amount, of the Indebtedness renewed, refunded, refinanced replaced, defeased or discharged with such Permitted Refinancing Debt; and (y) an amount necessary to pay any fees and expenses, including premiums, related to such renewal, refunding, refinancing, replacement, defeasance or discharge;

  (11)
  statutory and common law Liens of carriers, warehousemen, mechanics, suppliers, materialmen, repairmen or other similar Liens arising in the ordinary course of business with respect to amounts that are not yet delinquent for more than 30 days or that are being contested in good faith by appropriate proceedings promptly instituted and diligently conducted, provided that any reserve or other appropriate provision as shall be required in conformity with GAAP shall have been made therefor;

  (12)
  Liens arising out of judgments or awards against such Person with respect to which such Person shall then be proceeding with an appeal or other proceedings for review, provided that any reserve or other appropriate provision as shall be required in conformity with GAAP shall have been made therefor;

  (13)
  Liens arising from filings of Uniform Commercial Code financing statements or similar documents regarding leases or otherwise for precautionary purposes relating to arrangements not constituting Indebtedness;

  (14)
  Liens that are contractual rights of set-off (i) relating to the establishment of depository relations with banks not given in connection with the issuance of Indebtedness, (ii) relating to pooled deposit or sweep accounts of the Company or any of its Restricted Subsidiaries to permit satisfaction of overdraft or similar obligations Incurred in the ordinary course of business of the Company and its Restricted Subsidiaries or (iii) relating to purchase orders and other agreements entered into with customers of the Company or any of its Restricted Subsidiaries in the ordinary course of business;

  (15)
  Liens securing Indenture Obligations (including Additional Notes);

  (16)
  Liens securing reimbursement obligations with respect to commercial letters of credit which encumber only the documents and other assets relating to such letters of credit and products and proceeds thereof; and

  (17)
  Liens Incurred in the ordinary course of business of the Company or any Restricted Subsidiary of the Company with respect to Obligations in an aggregate principal amount that does not exceed $10.0 million at any one time outstanding and that (A) are not Incurred in connection with the borrowing of money or the obtaining of advances or credit (other than trade credit in the ordinary course of business) and (B) do not in the aggregate materially detract from the value of the property or materially impair the use thereof in the operation of business by the Company or such Restricted Subsidiary.

        For purposes of this definition, the term "Indebtedness" shall be deemed to include interest in connection with or in respect of any referenced Indebtedness.

        "Permitted Parent Payments" means:

  (1)
  Permitted Tax Distributions; and

  (2)
  payments to the Parent to pay (a) franchise taxes or other costs of maintaining the corporate existence of such entities, (b) general administrative expenses incurred by such entities when due not to exceed $250,000 in any fiscal year and (c) customary salary, bonus, expense reimbursement and other benefits payable to directors, officers and employees of any such entities to the extent such amounts are attributable to the ownership or operation of the Parent and its Subsidiaries not to exceed $250,000 in any fiscal year.

        "Permitted Refinancing Debt" means any Indebtedness of the Company or any of its Restricted Subsidiaries issued in exchange for, or the net cash proceeds of which are used to extend, refinance,

renew, redeem, replace, repurchase, defease, discharge or refund other Indebtedness (in whole or in part) of the Company or any of its Restricted Subsidiaries, as the case may be; provided that:

  (1)
  the principal amount (or accreted value, if applicable) of such Permitted Refinancing Debt does not exceed the principal amount and premium, if any, plus accrued interest (or accreted value, if applicable) of the Indebtedness so extended, refinanced, renewed, replaced, defeased, discharged or refunded (plus the amount of any fees, expenses and other costs, including premiums and tender, exchange and defeasance costs, Incurred in connection therewith);

  (2)
  such Permitted Refinancing Debt has a final scheduled maturity date later than the final scheduled maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being extended, refinanced, renewed, replaced, defeased, discharged or refunded (or, if shorter, has a final scheduled maturity date later than the final scheduled maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Notes);

  (3)
  if the Indebtedness being extended, refinanced, renewed, replaced, defeased, discharged or refunded is subordinated in right of payment to the Notes, such Permitted Refinancing Debt is subordinated in right of payment to the Notes on terms at least as favorable to the holders of Notes as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased, discharged or refunded; and

  (4)
  if the Company or a Guarantor is the obligor of the Indebtedness being extended, refinanced, renewed, replaced, defeased, discharged or refunded, then such Permitted Refinancing Debt shall only be Incurred by the Company or a Guarantor (and not any Restricted Subsidiaries that is not the Company or a Guarantor) and (ii) if a Restricted Subsidiary that is not the Company or a Guarantor is the obligor of the Indebtedness being extended, refinanced, renewed, replaced, defeased, discharged or refunded, then such Permitted Refinancing Debt shall only be Incurred by such Restricted Subsidiary or any other Restricted Subsidiary that is not the Company or a Guarantor.

        "Permitted Tax Distributions" means (i) for so long as the Company is a Flow Through Entity, distributions to the Parent in respect of any fiscal year equal to the amount based on reasonable estimates of the amount of U.S. federal, state and local income taxes that the Company would be required to pay with respect to the applicable fiscal year calculated as if, for the applicable fiscal year, the Company were treated as a "C corporation" domiciled in the State of California rather than as a Flow Through Entity taking into account any carryovers and carrybacks of tax attributes (such as net operating losses) and (ii) for so long as the Company is a member of a group filing a consolidated or combined tax return with the Parent, payments to the Parent in respect of an allocable portion of the U.S. federal, state and local income taxes of such group that is attributable to the Company and its Subsidiaries with respect to a fiscal year taking into account any carryovers and carrybacks of tax attributes (such as net operating losses).

        "Person" means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock corporation, trust, unincorporated organization or government or agency or political subdivision thereof or any other entity.

        "Phantom Stock Accruals" means the amounts shown as liabilities in the Company's general ledger account captioned "Deferred Phantom Compensation" to the extent (i) such general ledger account is kept and adjusted in the ordinary course of business and in accordance with GAAP and the Company's past practices and (ii) such deferred compensation is payable under the Phantom Stock Agreements.

        "Phantom Stock Agreements" means the employment and phantom stock agreements entered into, in writing, between the Company or any of its Restricted Subsidiaries and the officers of the Company or such Restricted Subsidiary, as the case may be.

        "Preferred Stock" as applied to the Capital Stock of any Person, means Capital Stock of any class or classes (however designated) which is preferred as to the payment of dividends or distributions, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such Person, over shares of Capital Stock of any other class of such Person.

        "Registration Rights Agreement" means the Registration Rights Agreement, to be dated as of the Issue Date, among the Company, the Guarantors and the initial purchasers of the Notes, as such agreement may be amended, modified or supplemented from time to time.

        "Restricted Investment" means an Investment other than a Permitted Investment.

        "Restricted Subsidiary" of a Person means any Subsidiary of the referent Person that is not an Unrestricted Subsidiary.

        "Sale and Leaseback Transaction" means an arrangement relating to property owned by the Company or one of its Restricted Subsidiaries on the Issue Date or thereafter acquired by the Company or one of its Restricted Subsidiaries whereby the Company or such Restricted Subsidiary transfers such property to a Person and the Company or such Restricted Subsidiary leases it from such Person.

        "SEC" means the U.S. Securities and Exchange Commission, or any successor agency thereto.

        "Securities Act" means the U.S. Securities Act of 1933, as amended.

        "Security Agreement" means the Security Agreement, to be dated as of the Issue Date, made by the Company and the Guarantors in favor of the Collateral Agent, as amended, supplemented or otherwise modified from time to time in accordance with its terms.

        "Senior Discharge Date" means, subject to the terms of the Intercreditor Agreement, the earlier of (a) the date in which all liens created under the First Priority Collateral Documents shall have been released pursuant to the terms of the Credit Agreement and (b) the payment in full in cash of the Maximum Credit Obligations (other than (i) contingent indemnification obligations arising under the First Priority Collateral Documents, and (ii) any obligations for certain bank products specified in the Credit Agreement) and the termination of the commitments of the lenders under the Credit Agreement to provide loans or other extensions of credit pursuant to the Credit Agreement (or, (a) in the case of contingent reimbursement obligations with respect to letters of credit issued under the Credit Agreement, providing cash collateral in an amount equal to 105% of such obligations, and (b) in the case of obligations with respect to bank products, providing cash collateral in an amount equal to 105% of such obligations).

        "Senior Liens" means Liens securing Maximum Credit Obligations.

        "Significant Subsidiary" means any Subsidiary that would be a "significant subsidiary" as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such regulation is in effect on the Issue Date.

        "Similar Business" means any business conducted or proposed to be conducted by the Company and its Restricted Subsidiaries on the Issue Date or any business that is similar, reasonably related, incidental or ancillary thereto.

        "Stated Maturity" when used with respect to any security or any installment of interest thereon, means the date specified in such security as the fixed date on which the principal of such security or such installment of interest is due and payable.

        "Subsidiary" means, with respect to any Person, (1) any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more Subsidiaries of such Person (or a combination thereof) and (2) any partnership (A) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (B) the only general partners of which are such Person or one or more Subsidiaries of such Person (or any combination thereof).

        "Unrestricted Subsidiary" means (i) CWFR and (ii) any other Subsidiary of the Company that is designated by the Board of Directors of the Company as an Unrestricted Subsidiary pursuant to a resolution of the Board of Directors, but only to the extent that such Subsidiary:

  (1)
  has no Indebtedness other than Non-Recourse Debt;

  (2)
  except as permitted by the covenant described above under the caption "—Certain Covenants—Transactions with Affiliates," is not party to any agreement, contract, arrangement or understanding with the Company or any Restricted Subsidiary of the Company unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to the Company or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of the Company;

  (3)
  is a Person with respect to which neither the Company nor any of its Restricted Subsidiaries has any direct or indirect obligation (a) to subscribe for additional Equity Interests or (b) to maintain or preserve such Person's financial condition or to cause such Person to achieve any specified levels of operating results; and

  (4)
  has not Guaranteed or otherwise directly provided credit support for any Indebtedness of the Company or any of its Restricted Subsidiaries.

        "U.S. Government Obligation" means:

  (1)
  any security which is: a direct obligation of the United States of America the payment of which the full faith and credit of the United States of America is pledged or an obligation of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the payment of which is unconditionally Guaranteed as a full faith and credit obligation of the United States, which, in either case, is not callable or redeemable at the option of the issuer thereof; and

  (2)
  any depository receipt issued by a bank (as defined in the Securities Act) as custodian with respect to any U.S. Government Obligation and held by such bank for the account of the holder of such depository receipt, or with respect to any specific payment of principal of or interest on any U.S. Government Obligation which is so specified and held, provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the U.S. Government Obligation or the specific payment of principal or interest evidenced by such depository receipt.

        "Voting Stock" means, with respect to any Person, (i) one or more classes of the Capital Stock of such Person having general voting power to elect at least a majority of the Board of Directors, managers or trustees of such Person (regardless of whether at the time Capital Stock of any other class or classes have or might have voting power by reason of the happening of any contingency) and (ii) any Capital Stock of such Person convertible or exchangeable without restriction at the option of the holder thereof into Capital Stock of such Person described in clause (i) of this definition.

        "Weighted Average Life to Maturity" means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

  (1)
  the sum of the products obtained by multiplying (A) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect thereof, by (B) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment, by

  (2)
  the then outstanding principal amount of such Indebtedness.

        "Wholly-Owned Subsidiary" of any Person means a Restricted Subsidiary of such Person all of the outstanding Capital Stock of which (other than directors' qualifying shares) shall at the time be owned by such Person or by one or more Wholly-Owned Subsidiaries of such Person (or any combination thereof).

Book Entry; Delivery and Forms

        Except as set forth below, the exchange notes will be issued in the form of one or more fully registered notes in global form without coupons (each a "Global Note"). The Global Notes will be deposited with, or on behalf of, DTC and registered in the name of DTC or a nominee thereof. The old notes, to the extent validly tendered and accepted and directed by their holders in their letters of transmittal, will be exchanged through book-entry electronic transfer for the Global Note.

Global Notes

        Pursuant to procedures established by DTC, interests in the Global Notes will be shown on, and the transfer of such interest will be effected only through, records maintained by DTC or its nominee with respect to interests of persons who have accounts with DTC ("participants") and the records of participants with respect to interests of persons other than participants. Such accounts initially were designated by or on behalf of the initial purchasers and ownership of beneficial interests in the Global Notes will be limited to persons who have accounts with DTC, or participants, or persons who hold interests through participants. Holders may hold their interests in the Global Notes directly through DTC if they are participants in such system, or indirectly through organizations which are participants in such system.

        So long as DTC or its nominee is the registered owner or holder of the exchange notes, DTC or such nominee will be considered the sole owner or holder of the exchange notes represented by such Global Notes for all purposes under the indenture. No beneficial owner of an interest in the Global Notes will be able to transfer such interest except in accordance with DTC's procedures, in addition to those provided for under the indenture with respect to the exchange notes.

        The laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently, your ability to transfer your beneficial interests in a Global Note to such persons may be limited to that extent. Because DTC can act only on behalf of its participants, which in turn act on behalf of indirect participants and certain banks, your ability to pledge your interests in a Global Note to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

        We will make payments of the principal of, premium, if any, and interest on Global Notes to DTC or its nominee as the registered owner thereof. Neither we nor the trustee nor any of their respective agents will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

        We expect that DTC or its nominee, on receipt of any payment of principal or interest in respect of a Global Note representing any exchange notes held by it or its nominee, immediately will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Note as shown on the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in such Global Note held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in "street name." Such payment will be the responsibility of such participants.

        Transfers between participants in DTC will be effected in accordance with DTC's procedures, and will be settled in same-day funds.

        Exchange notes that are issued as described below under "Book Entry; Delivery and Form—Certificated Notes" will be issued in registered definitive form without coupons (each a "Certificated Note"). Upon transfer of Certificated Notes, unless the Global Note has previously been exchanged for Certificated Notes, such Certificated Notes may be exchanged for an interest in the Global Note representing the principal amount of notes being transferred.

        DTC has advised us that it will take any action permitted to be taken by a holder of old notes, including the presentation of notes for exchange as described below and the conversion of notes, only at the direction of one or more participants to whose account with DTC interests in the Global Notes are credited and only in respect of such portion of the aggregate principal amount of the old notes as to which such participant or participants has or have given such direction. However, if there is an Event of Default under the old notes, the Global Notes will be exchanged for legended notes in certificated form, and distributed to DTC's participants.

        DTC has advised us that it is:

  (1)
  a limited purpose trust company organized under the laws of the State of New York;

  (2)
  a member of the Federal Reserve System;

  (3)
  a "clearing corporation" within the meaning of the New York Uniform Commercial Code; and

  (4)
  a "Clearing Agency" registered pursuant to the provisions of Section 17A of the Exchange Act.

        DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical transfer and delivery of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations. Indirect access to the DTC system is available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly ("indirect participants").

        Although DTC has agreed to the foregoing procedures in order to facilitate transfers of beneficial ownership interests in the Global Notes among participants of DTC, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither we, nor the trustee nor any of our or their respective agents will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations, including maintaining, supervising or reviewing the records relating to, or payments made on account of, beneficial ownership interests in Global Notes.

Certificated Notes

        You may not exchange your beneficial interest in a Global Note for a note in certificated form unless:

  (1)
  DTC notifies us that it is unwilling or unable to continue as depositary for the Global Note, or DTC ceases to be a "clearing agency" registered under the Exchange Act, and in either case, we thereupon fail to appoint a successor depositary within 90 days; or

  (2)
  we, at our option, notify the trustee in writing that we are electing to issue the notes in certificated form; or

        (3)   an Event of Default shall have occurred and be continuing with respect to the notes.

        In all cases, Certificated Notes delivered in exchange for any Global Note or beneficial interests therein will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary in accordance with its customary procedures.

Plan of Distribution

        We are not using any underwriters for this exchange offer. Each participating broker-dealer that receives exchange notes for its own account as a result of this exchange offer must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a participating broker-dealer in connection with resales of exchange notes received in exchange for old notes where such old notes were acquired as a result of market-making activities or other trading activities. We have agreed that we will make this prospectus, as amended or supplemented, available to any participating broker-dealer for use in connection with any such resale and that we will use our best efforts to keep the registration statement, of which this prospectus is a part, effective until the date on which all participating broker-dealers are no longer required to comply with the prospectus delivery requirements of the Securities Act in connection with offers and sales of the exchange notes (the "effectiveness period").

        We will not receive any proceeds from any sale of exchange notes by participating broker-dealers. Exchange notes received by participating broker-dealers for their own account as a result of this exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to the prevailing market prices or negotiated prices. Any of these resales may be made directly to purchasers or to or through participating brokers or dealers who may receive compensation in the form of commissions or concessions from any of these participating broker-dealers or the purchasers of any such exchange notes. Any participating broker-dealer that resells exchange notes that it received for its own account as a result of this exchange offer and any participating broker or dealer that participates in a distribution of such exchange notes may be deemed to be an "underwriter" within the meaning of the Securities Act, and any profit on any of these resales of exchange notes and any commissions or concessions received by any of these persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a participating broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

        During the effectiveness period, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any participating broker-dealer that requests such documents in the letter of transmittal. We have agreed to pay all expenses incident to this exchange offer other than commissions or concessions of any participating brokers or dealers. As more fully described in the registration rights agreement, we will indemnify specified holders of the notes (including any participating broker-dealers) against specified liabilities, including liabilities under the Securities Act.

        By acceptance of the exchange offer, each broker-dealer that receives exchange notes pursuant to the exchange offer hereby agrees to notify us prior to using the prospectus in connection with the sale or transfer of the exchange notes, and acknowledges and agrees that, upon receipt of notice from us of the happening of any event which makes any statement in the prospectus untrue in any material respect or which requires the making of any changes in the prospectus in order to make the statements therein not misleading (which notice we agree to deliver promptly to such broker-dealer), such broker-dealer will suspend the use of the prospectus until we have amended or supplemented the prospectus to correct such misstatement or omission and have furnished copies of the amended or supplemented prospectus to such broker-dealer.

Certain U.S. Federal Income Tax Considerations

        TO COMPLY WITH TREASURY DEPARTMENT CIRCULAR 230, NOTE HOLDERS ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF FEDERAL TAX ISSUES IN THIS PROSECTUS IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED BY ANY TAXPAYER, FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON THE TAXPAYER UNDER THE UNITED STATES INTERNAL REVENUE CODE; (B) ANY SUCH DISCUSSION IS INCLUDED HEREIN IN CONNECTION WITH THE PROMOTION OR MARKETING (WITHIN THE MEANING OF CIRCULAR 230) OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (C) A TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

        The following is a discussion of material U.S. federal income tax considerations relating to the purchase, ownership and disposition of the notes by U.S. and Non-U.S. Holders (each as defined below) that purchase the notes at their issue price (generally the first price at which a substantial amount of the notes are sold hereunder, excluding sales to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers) pursuant to this offering and hold such notes as capital assets. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the "Code"), U.S. Treasury regulations promulgated or proposed thereunder and administrative and judicial interpretations thereof, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect, or to different interpretation. This discussion does not address all of the U.S. federal income tax considerations that may be relevant to specific Holders (as defined below) in light of their particular circumstances or to Holders subject to special treatment under U.S. federal income tax law (such as banks, insurance companies, dealers in securities or other persons that generally mark their securities to market for U.S. federal income tax purposes, tax-exempt entities, retirement plans, regulated investment companies, real estate investment trusts, certain former citizens or residents of the United States, persons who hold the notes as part of a straddle, hedge, conversion or other integrated transaction or U.S. Holders that have a "functional currency" other than the U.S. dollar). This discussion does not address any U.S. state or local or non-U.S. tax considerations or any U.S. federal estate, gift or alternative minimum tax considerations.

        As used in this discussion, the term "U.S. Holder" means a beneficial owner of a note that is, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income tax regardless of its source or (iv) a trust (x) with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all of its substantial decisions or (y) that has in effect a valid election under applicable U.S. Treasury regulations to be treated as a United States person.

        The term "Non-U.S. Holder" means a beneficial owner of a note that is neither a U.S. Holder nor a partnership for U.S. federal income tax purposes. The term "Holder" means a U.S. Holder or a Non-U.S. Holder.

        If an entity treated as a partnership for U.S. federal income tax purposes holds a note, the U.S. federal income tax treatment of the partnership and its partners generally will depend in part upon the status and activities of the partnership and its partners. A note holder that is treated as a partnership for U.S. federal income tax purposes should consult its own tax advisor regarding the U.S. federal income tax considerations relating to the acquisition, ownership and disposition of the notes.

        PERSONS CONSIDERING AN INVESTMENT IN THE NOTES SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. INCOME, ESTATE AND OTHER TAX CONSIDERATIONS RELATING TO THE

PURCHASE, OWNERSHIP AND DISPOSITION OF THE NOTES IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES.

        EACH TAXPAYER IS HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF U.S. FEDERAL TAX ISSUES IN THIS PROSPECTUS IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED BY THE TAXPAYER, FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON THE TAXPAYER UNDER U.S. FEDERAL TAX LAW; (B) ANY SUCH DISCUSSION IS WRITTEN TO SUPPORT THE PROMOTION OR MARKETING OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (C) THE TAXPAYER SHOULD SEEK ADVICE BASED ON ITS PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

U.S. Holders

Accrual of Interest

        We intend to take the position that the U.S. Treasury Regulations applicable to contingent payment debt instruments will apply to the notes. As discussed more fully below, the effect of these U.S. Treasury Regulations will be to:

  •
  Require you, regardless of your usual method of tax accounting, to use the accrual method with respect to the notes;

  •
  Result in the accrual of original issue discount by you based on the "comparable yield" of the notes; and

  •
  Generally result in ordinary rather than capital treatment of any gain, and to some extent loss, upon maturity or on the sale, exchange or other disposition of the notes.

        Under the contingent payment debt rules, you will be required to include interest in income each year, regardless of your usual method of tax accounting, based on the "comparable yield" of the notes, which will generally be the rate at which we could issue a fixed rate debt instrument with no contingent payments but which provides for terms and conditions otherwise similar to the notes. We are required to provide the comparable yield to you and, solely for tax purposes, are also required to provide a projected payment schedule that estimates the amount and timing of the contingent payments on the notes as of the issue date. The issue date is the date on which a substantial amount of the notes are sold to the public for cash consideration. The comparable yield and projected payment schedule may be obtained by writing to the Chief Financial Officer, Good Sam Enterprises, LLC, 2575 Vista Del Mar Drive, Ventura, California 93001. You are required to use the comparable yield determined by us and the projected payments set forth in the projected payment schedule prepared by us in determining your interest accruals, and the adjustments thereto, in respect of the notes unless you timely disclose and justify on your federal income tax return the use of a different comparable yield and projected payment schedule. The comparable yield and the projected payment schedule are not provided for any purpose other than the determination of your interest accruals and adjustments thereof in respect of the notes for tax purposes and do not constitute a representation regarding the actual amount of any payment on a note.

        The amount of interest on a note for each accrual period (generally, each six-month period during which the notes are outstanding) is determined by multiplying the comparable yield of the note, adjusted for the length of the accrual period, by the note's adjusted issue price (as defined below) at the beginning of the accrual period, determined in accordance with the rules set forth in the U.S. Treasury Regulations governing contingent payment debt instruments. The amount of interest so determined is then allocated on a ratable basis to each day in the accrual period that you held the note. In general, for these purposes, a note's "adjusted issue price" will equal the note's issue price, increased by the interest previously accrued on the note, and decreased by any actual payments of interest or principal on the note and the amount of any contingent payment previously made on the note.

        If an actual contingent payment made on the notes differs from the projected contingent payment, an adjustment will be made for the difference. A positive adjustment is equal to the amount by which an actual contingent payment exceeds the projected contingent payment. A negative adjustment is equal to the amount by which a projected contingent payment exceeds an actual contingent payment. Positive and negative adjustments for a taxable year with respect to the notes are netted. Any net positive adjustment is treated as additional interest on the notes for the taxable year. Any net negative adjustment will:

  •
  first, reduce the amount of interest required to be accrued in the taxable year in which the payment is made; and

  •
  second, any negative adjustment that exceeds the amount of interest accrued in the taxable year in which the payment is made will be treated as ordinary loss to the extent of your total prior interest inclusions (as reduced by net negative adjustments and increased by net positive adjustments) with respect to the note and, thereafter, as a capital loss.

Sale, Exchange, Redemption or Other Taxable Disposition of the Notes

        Upon the sale, exchange, redemption or other taxable disposition of the notes, a U.S. Holder generally will recognize taxable gain or loss equal to the difference between (i) the amount realized on the sale, exchange, redemption or other taxable disposition (not including the amount allocable to accrued and unpaid interest) and (ii) such holder's adjusted tax basis in the notes. The amount realized will be equal to the sum of the amount of cash and the fair market value of any property received in exchange for the notes. A U. S. Holder's adjusted tax basis in the notes generally will equal such holder's cost, increased by the interest previously accrued on the note, and decreased by any actual principal or interest payments on the notes received by such holder and the amount of any contingent payment previously made on the note. Gain or loss generally will be U.S.-source income for purposes of computing your foreign tax credit limitation.

        Gain or loss from the taxable disposition of a note generally will be treated as interest income. Loss from the disposition of a note will be treated as ordinary loss to the extent of your prior net interest inclusions with respect to the note. Any loss in excess of that amount will be treated as capital loss.

        A U.S. Holder that sells a note between interest payment dates will be required to treat as ordinary interest income an amount equal to the interest that has accrued through the date of sale and that has not been previously included in income.

Information Reporting and Backup Withholding

        Information reporting generally will apply to a U.S. Holder with respect to payments of interest (including OID, if applicable) on, or proceeds from the sale, exchange, retirement or other disposition of, a note, unless such U.S. Holder is exempt from information reporting and, when required, demonstrates this fact. Any such payments or proceeds to a U.S. Holder that are subject to information reporting generally will also be subject to backup withholding, unless such U.S. Holder provides the appropriate documentation (generally, IRS Form W-9) to the applicable withholding agent certifying that, among other things, its taxpayer identification number (which for an individual would be such individual's Social Security number) is correct and it is a United States person, or otherwise establishes an exemption.

        Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against a U.S. Holder's U.S. federal income tax liability, provided that the required information is furnished by such U.S. Holder on a timely basis to the IRS.

Newly Enacted Legislation

        Recently enacted legislation requires certain U.S. Holders who are individuals, estates or trusts to pay a 3.8% tax on net investment income, including on interest and capital gains, for taxable years beginning after December 31, 2012. U.S. Holders should consult their tax advisors regarding the effect, if any, of this legislation on their acquisition, ownership and disposition of the notes.

Non-U.S. Holders

        Subject to the discussion below concerning backup withholding:

  •
  payments of principal, interest and premium (if any) with respect to a note owned by a Non-U.S. Holder generally will not be subject to U.S. federal withholding tax; provided that, in the case of amounts treated as payments of interest (which term, for purposes of the discussion below, includes any OID), (i) such amounts are not effectively connected with the conduct of a trade or business in the United States by such Non-U.S. Holder; (ii) such Non-U.S. Holder does not own, actually or constructively, 10% or more of the total combined voting power of all classes of stock of the Company entitled to vote; (iii) such Non-U.S. Holder is not a controlled foreign corporation described in section 957(a) of the Code that is related to the Company through stock ownership; (iv) such Non-U.S. Holder is not a bank whose receipt of such amounts on the notes is described in section 881(c)(3)(A) of the Code; and (v) the certification requirements described below are satisfied; and

  •
  a Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on any gain realized on the sale, exchange, retirement or other disposition of a note (other than amounts treated as payments of interest, which are addressed in clause (a) above), unless (i) such gain is effectively connected with the conduct of a trade or business in the United States by such Non-U.S. Holder or (ii) such Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of such sale, exchange, retirement or disposition and certain other conditions are met (in each case, subject to the provisions of an applicable tax treaty).

        The certification requirements referred to in clause (a)(v) above generally will be satisfied if the Non-U.S. Holder provides the applicable withholding agent with a statement on IRS Form W-8BEN (or suitable substitute form), signed under penalties of perjury, stating, among other things, that such Non-U.S. Holder is not a United States person. U.S. Treasury regulations provide additional rules for a note held through one or more intermediaries or pass-through entities.

        If the requirements set forth in clause (a) above are not satisfied with respect to a Non-U.S. Holder, amounts treated as payments of interest generally will be subject to U.S. federal withholding tax at a rate of 30%, unless another exemption is applicable. For example, an applicable tax treaty may reduce or eliminate this withholding tax, provided that such Non-U.S. Holder has provided the appropriate documentation (generally, IRS Form W-8BEN) to the applicable withholding agent.

        If a Non-U.S. Holder is engaged in the conduct of a trade or business in the United States, and if amounts treated as interest on the notes or as gain realized on the sale, exchange, retirement or other disposition of the notes are effectively connected with such trade or business, such Non-U.S. Holder generally will not be subject to the U.S. federal withholding tax on such amounts, provided that, in the case of amounts treated as payments of interest, such Non-U.S. Holder has provided the appropriate documentation (generally, IRS Form W-8ECI) to the applicable withholding agent. Instead, such Non-U.S. Holder generally will be subject to U.S. federal income tax in substantially the same manner as a U.S. Holder (except as provided by an applicable tax treaty). In addition, a Non-U.S. Holder that is a corporation may be subject to a branch profits tax equal to 30% (or a lower rate if provided by an applicable tax treaty) of its effectively connected income for the taxable year, subject to certain adjustments.

Information Reporting and Backup Withholding

        Generally, amounts treated as payments of interest on a note (including OID, if applicable) to a Non-U.S. Holder and the amount of any tax withheld from such payments must be reported annually to the IRS and to such Non-U.S. Holder.

        The information reporting and backup withholding rules that apply to payments of interest to a U.S. Holder generally will not apply to amounts treated as payments of interest on a note (including OID, if applicable) to a Non-U.S. Holder if such Non-U.S. Holder certifies under penalties of perjury that it is not a United States person (generally by providing an IRS Form W-8BEN) or otherwise establishes an exemption.

        Proceeds from the sale, exchange, retirement or other disposition of a note by a Non-U.S. Holder effected through a non-U.S. office of a U.S. broker or of a non-U.S. broker with certain specified U.S. connections generally will be subject to information reporting, but not backup withholding, unless such Non-U.S. Holder certifies under penalties of perjury that it is not a United States person (generally by providing an IRS Form W-8BEN) or otherwise establishes an exemption. Proceeds from the sale, exchange, retirement or other disposition of a note by a Non-U.S. Holder effected through a U.S. office of a broker generally will be subject to information reporting and backup withholding, unless such Non-U.S. Holder certifies under penalties of perjury that it is not a United States person (generally by providing an IRS Form W-8BEN) or otherwise establishes an exemption.

        Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against a Non-U.S. Holder's U.S. federal income tax liability, provided that the required information is furnished by such Non-U.S. Holder on a timely basis to the IRS.

New Legislation Affecting Taxation of Notes Held by or Through Foreign Entities

        Recently enacted legislation may impose withholding taxes on certain types of payments made to "foreign financial institutions" and certain other non-U.S. entities after December 31, 2012. The legislation imposes a 30% withholding tax on interest on, or gross proceeds from the sale or other disposition of the notes paid to a foreign financial institution unless the foreign financial institution enters into an agreement with the U.S. Treasury to, among other things, undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to account holders whose actions prevent it from complying with these reporting and other requirements. In addition, the legislation imposes a 30% withholding tax on the same types of payments to a foreign non-financial entity unless the entity certifies that it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner. The legislation generally does not apply to payments made on obligations outstanding on March 18, 2012, even if those payments are made after December 31, 2012, although in certain cases the legislation may apply to these payments. Prospective investors should consult their tax advisors regarding this legislation.

Further Issuances

        We may, without the consent of the U.S. Holders or Non-U.S. Holders of outstanding notes, issue Additional Notes (as defined under "Description of the Notes—Principal, Maturity and Interest") with identical terms. These Additional Notes, even if they are treated for non-tax purposes as part of the same series as the original notes, may be treated as a separate series for U.S. federal income tax purposes. In such a case, the Additional Notes may be considered to have been issued with OID, or if the original notes were issued with OID, a greater amount of OID than the original notes. These differences may affect the market value of the original notes if the Additional Notes are not otherwise distinguishable from the original notes.

Exchange for Registered Notes

        The exchange of notes for registered notes in the exchange offer pursuant to this prospectus will not be a taxable event for U.S. federal income tax purposes. A Holder will not recognize taxable gain or loss as a result of such exchange. Such Holder's holding period for the exchange notes will include the holding period of its old notes surrendered in the exchange. Such noteholder's tax basis in its exchange notes will be the same as its tax basis in its old notes immediately prior to the exchange. There will be no U.S. federal income tax consequences of this exchange offer to a Holder that does not tender its old notes pursuant to the Exchange Offer.

        The above description is not intended to constitute a complete analysis of all tax consequences relating to the ownership of the notes. Holders of the notes should consult their tax advisers concerning the tax consequences of their particular situations.

 Legal Matters

        The validity of the notes will be passed on for us by Kaplan, Strangis and Kaplan, P.A., Minneapolis, Minnesota. Andris A. Baltins, a member of Kaplan, Strangis and Kaplan, P.A., is a director of the Company.

Experts

        The consolidated financial statements of Affinity Group, Inc. (our predecessor) as of December 31, 2010 and 2009 and for each of the three years in the period ended December 31, 2010, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

Available Information and Reports to Note Holders

        After effectiveness of the registration statement of which this prospectus is part, we will file annual, quarterly and current reports and other information with the SEC. Our filings with the SEC will also be available to the public from the SEC's website at http://www.sec.gov. The public may read and copy any materials that we filed with the SEC at the SEC's Public Reference Room at 100 F Street, NE, Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. These reports do not constitute a part of this prospectus, and we are not incorporating by reference any of the reports that we file with the SEC or send to our shareholders.

        In addition, pursuant to the indenture governing the notes, we have agreed that, subject to certain exceptions described therein, whether or not required by the rules and regulations of the SEC, so long as any notes are outstanding, we will furnish to the trustee and the holders of notes (i) all quarterly and annual financial information that would be required to be contained in a filing with the SEC of Forms 10-Q and 10-K, if we were required to file such Forms, including a "Management's Discussion and Analysis of Financial Condition and Results of Operations" that describes our financial condition and results of operation and our consolidated subsidiaries and, with respect to the annual information only, a report thereon by our certified independent accountant and (ii) all current reports that would be required to be filed with the SEC on Form 8-K if we were required to file such reports. In addition, whether or not required by the rules and regulations of the SEC, we will file a copy of all such information and reports with the SEC for public availability, unless the SEC will not accept such a filing, and make such information available to securities analysts and prospective investors upon request. In addition, we have agreed that, for so long as any notes remain outstanding, we will furnish to the holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Affinity Group, LLC

        We have audited the accompanying consolidated balance sheets of Affinity Group, Inc. and its subsidiaries (the "Company," as described in Note 1), a wholly owned subsidiary of Affinity Group Holdings, Inc., as of December 31, 2010 and 2009, and the related consolidated statement of operations, stockholders' deficit and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Affinity Group, Inc. and subsidiaries at December 31, 2010 and 2009, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP
Los Angeles, California
March 28, 2011

AFFINITY GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2010 AND 2009 (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

	2010	2009
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$15,363	$8,640
Restricted cash	—	8,058
Accounts receivable, less allowance for doubtful accounts of $3,770 in 2010 and $3,128 in 2009	30,215	32,321
Inventories	52,673	49,921
Prepaid expenses and other assets	14,594	13,067

Total current assets	112,845	112,007
PROPERTY AND EQUIPMENT, net	27,231	34,276
NOTE FROM AFFILIATE	4,508	4,837
INTANGIBLE ASSETS, net	20,852	13,738
GOODWILL	49,944	49,944
OTHER ASSETS	6,638	6,767

Total assets	$222,018	$221,569

LIABILITIES AND STOCKHOLDER'S DEFICIT
CURRENT LIABILITIES:
Accounts payable	$11,041	$23,795
Accrued interest	4,148	5,688
Accrued income taxes	1,712	1,598
Accrued liabilities	28,604	26,915
Deferred revenues and gains	56,589	60,728
Current portion of long-term debt	107	892

Total current liabilities	102,201	119,616
DEFERRED REVENUES AND GAINS	33,800	35,607
LONG-TERM DEBT, net of current portion	332,124	277,522
OTHER LONG-TERM LIABILITIES	6,066	10,349

	474,191	443,094
COMMITMENTS AND CONTINGENCIES
STOCKHOLDER'S DEFICIT:
Common stock, $.001 par value, 2,000 shares authorized, 2,000 shares issued and outstanding	1	1
Additional paid-in capital	73,030	89,505
Accumulated deficit	(325,204)	(304,031)
Accumulated other comprehensive loss	—	(7,000)

Total stockholder's deficit	(252,173)	(221,525)

Total liabilities and stockholder's deficit	$222,018	$221,569

See notes to consolidated financial statements.

AFFINITY GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009, AND 2008 (IN THOUSANDS)

	2010	2009	2008
REVENUES:
Membership services	$146,274	$142,147	$152,643
Media	53,844	59,061	82,424
Retail	270,551	270,573	291,070

	470,669	471,781	526,137
COSTS APPLICABLE TO REVENUES:
Membership services	85,211	84,826	90,758
Media	40,584	46,079	61,126
Retail	157,574	164,510	170,911

	283,369	295,415	322,795
GROSS PROFIT	187,300	176,366	203,342
OPERATING EXPENSES:
Selling, general and administrative	126,577	128,917	142,757
Goodwill impairment	—	46,884	47,601
Impairment of investment in affiliate	—	—	81,005
Financing expense	14,364	2,607	—
Depreciation and amortization	18,536	21,076	19,798

	159,477	199,484	291,161

INCOME (LOSS) FROM OPERATIONS	27,823	(23,118)	(87,819)
NON-OPERATING ITEMS:
Interest income	499	517	579
Interest expense	(39,231)	(30,873)	(24,228)
Gain (loss) on derivative instrument	(6,680)	745	(2,394)
Gain (loss) on debt restructure	(2,678)	4,678	—
Other non-operating income (expense), net	1	(1,263)	(323)

	(48,089)	(26,196)	(26,366)

LOSS FROM OPERATIONS BEFORE INCOME TAXES	(20,266)	(49,314)	(114,185)
INCOME TAX BENEFIT	1,493	10,366	2,213

NET LOSS	$(18,773)	$(38,948)	$(111,972)

See notes to consolidated financial statements.

AFFINITY GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDER'S DEFICIT

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(IN THOUSANDS, EXCEPT SHARE AMOUNTS)

	Common Stock				Accumulated Other Comprehensive Loss
			Additional Paid-in Capital	Accumulated Deficit
	Shares	Amount				Total
BALANCES AT JANUARY 1, 2008	2,000	$1	$81,005	$(143,211)	$(4,705)	$(66,910)
Dividends	—	—	—	(2,000)	—	(2,000)
Unrealized loss on interest rate swap	—	—	—	—	(5,632)	(5,632)
Net loss	—	—	—	(111,972)	—	(111,972)

Total comprehensive loss	—	—	—	—	—	(117,604)

BALANCES AT DECEMBER 31, 2008	2,000	1	81,005	(257,183)	(10,337)	(186,514)
Dividends	—	—	—	(7,900)	—	(7,900)
Contributions	—	—	8,500	—	—	8,500
Unrealized gain on interest rate swap	—	—	—	—	3,337	3,337
Net loss	—	—	—	(38,948)	—	(38,948)

Total comprehensive loss	—	—	—	—	—	(35,611)

BALANCES AT DECEMBER 31, 2009	2,000	1	89,505	(304,031)	(7,000)	(221,525)
Dividends	—	—	(34,073)	(2,400)	—	(36,473)
Contributions	—	—	17,598	—	—	17,598
Unrealized gain on interest rate swap	—	—	—	—	191	191
Gain on interest rate swap reclassified into earnings	—	—	—	—	6,809	6,809
Net loss	—	—	—	(18,773)	—	(18,773)

Total comprehensive loss	—	—	—	—	—	(18,582)

BALANCES AT DECEMBER 31, 2010	2,000	$1	$73,030	$(325,204)	$—	$(252,173)

See notes to consolidated financial statements.

AFFINITY GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009, AND 2008 (IN THOUSANDS)

	2010	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(18,773)	$(38,948)	$(111,972)
Adjustments to reconcile net loss to net cash provided by operating activities:
Deferred tax provision	—	4,569	(3,349)
Depreciation	10,927	12,358	11,670
Amortization	7,609	8,718	8,128
Impairment loss on goodwill	—	46,884	47,601
Impairment loss on investment in affiliate	—	—	81,005
(Gain) loss on derivative instrument	6,680	(745)	2,394
Provision for losses on accounts receivable	1,754	2,945	1,493
Deferred compensation	3,074	—	(311)
(Gain) loss on sale of property and equipment	(1)	604	321
(Gain) loss on debt restructure	2,678	(4,678)	—
Accretion of original issue discount	1,277	—	—
Changes in operating assets and liabilities (net of purchased businesses):
Accounts receivable	352	4,925	(8,354)
Inventories	(2,752)	7,216	7,072
Prepaid expenses and other assets	(1,398)	(4,254)	1,250
Accounts payable	(12,754)	(155)	(3,221)
Accrued and other liabilities	(3,649)	(19,943)	(9,156)
Deferred revenues and gains	(5,946)	(89)	(9,027)

Net cash (used in) provided by operating activities	(10,922)	19,407	15,544

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	(4,543)	(3,190)	(11,782)
Net proceeds from sale of property and equipment	662	29	22
Acquisitions, net of cash received	—	—	(3,409)
Cash paid on loans to affiliate	329	—	42

Net cash used in investing activities	(3,552)	(3,161)	(15,127)

CASH FLOWS FROM FINANCING ACTIVITIES:
Dividends paid	(36,473)	(7,900)	(2,000)
Contribution from parent	—	8,500	—
Restricted cash	8,058	(8,058)	—
Borrowings on long-term debt	485,887	28,089	33,000
Payment of debt issue costs	(17,481)	(2,541)	(271)
Principal payments of long-term debt	(418,794)	(36,304)	(28,895)

Net cash provided by (used in) financing activities	21,197	(18,214)	1,834

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	6,723	(1,968)	2,251
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	8,640	10,608	8,357

CASH AND CASH EQUIVALENTS AT END OF YEAR	$15,363	$8,640	$10,608

See notes to consolidated financial statements.

AFFINITY GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        Principles of Consolidation—The consolidated financial statements include the accounts of Affinity Group, Inc. ("AGI"), its successors, and its subsidiaries (collectively the "Company"). Affinity Group Holding, Inc., a Delaware corporation ("AGHI") is the direct parent of the Company. Certain balances in the prior year consolidated financial statements were reclassified to conform with the current year presentation. On March 2, 2011, AGI and AGHI converted the form of their organization from corporations to limited liability companies, and their names are now Affinity Group, LLC and Affinity Group Holding, LLC, respectively. See Note 19—Subsequent Events.

        Description of the Business—The Company is a membership-based direct marketing company which sells club memberships, products, services, and publications to selected affinity groups primarily in North America. The Company markets club memberships, merchandise and services to RV owners, and camping and golf enthusiasts. In addition, the Company operates 79 retail stores and a mail order business selling RV accessories, supplies and services through its wholly-owned subsidiary, Camping World, Inc. ("Camping World"). The stores are located throughout the United States. The Company also operates consumer shows and publishes magazines, directories and books.

        Use of Estimates—The preparation of the Company's consolidated financial statements in conformity with accounting principles generally accepted in the United States requires the Company's management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates.

        Fair Value Measurement—The Company adopted a new accounting standard that defines fair value and established a framework for fair value measurements effective January 1, 2008 for financial assets and liabilities and effective January 1, 2009 for non-financial assets and liabilities that are not remeasured on a recurring basis. Under this standard, fair value is generally defined as the price that would be received to sell an asset or paid to transfer a liability (i.e. the "exit price") in an orderly transaction between market participants at the measurement date. The adoption of this accounting standard did not have a material impact on the Company's consolidated results of operations, financial position or cash flows. See Note 9—Fair Value Measurements.

        Cash, Cash Equivalents and Restricted Cash—The Company considers all short-term, highly liquid investments purchased with a maturity date of three months or less to be cash equivalents. The carrying amount approximates fair value because of the short maturity of these instruments. At December 31, 2009, the Company had restricted cash of $8.1 million. The restricted cash included $6.1 million held in escrow to backstop the letters of credit and $2.0 million held in escrow in lieu of issuing a letter of credit. The restricted cash is treated as financing activities in the Company's Consolidated Statement of Cash Flows. No restricted cash was required at December 31, 2010.

        Concentration of Credit Risk—The Company is potentially subject to concentrations of credit risk in accounts receivable. Concentrations of credit risk with respect to accounts receivable is limited due to the large number of customers and their geographical dispersion.

        Inventories—Inventories are stated at lower of FIFO (first-in, first-out) cost or market. Inventories primarily consist of retail travel and leisure specialty merchandise.

AFFINITY GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        Property and Equipment—Property and equipment are recorded at cost. The Company reviews its property, plant and equipment assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Depreciation of property and equipment is provided using the straight-line method over the following estimated useful lives of the assets:

Years
Leasehold improvements	3 - 27
Furniture and equipment	3 - 12
Software	3 - 5

        Leasehold improvements are amortized over their useful lives of the assets or the remaining term of the respective lease, whichever is shorter.

        Goodwill and Other Intangible Assets—Goodwill is reviewed at least annually for impairment, and more often when impairment indicators are present (See Note 3—Goodwill and Intangible Assets). The finite-lived intangible assets consisting of membership customer lists, non-compete and deferred consulting agreements, and deferred financing costs with weighted average useful lives of approximately 6 years, 15 years and 6 years, respectively.

        Long-lived Assets—Long-lived assets, including capitalized software costs, to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment is recognized to the extent the sum of the discounted estimated future cash flows from the use of the asset is less than the carrying value.

        Self-insurance Program—Self-insurance accruals for workers compensation and general liability programs are calculated by outside actuaries and are based on claims filed and include estimates for claims incurred but not yet reported. Projections of future loss are inherently uncertain because of the random nature of insurance claims occurrences and could be substantially affected if future occurrences and claims differ significantly from these assumptions and historical trends.

        Long-term Debt—The fair value of the Company's long-term debt is estimated based on the quoted market prices for the same or similar issues or on the current rates offered for debt of the same or similar remaining maturities. The fair value of the Company's total long-term debt was $333.3 million as of December 31, 2010.

        Revenue Recognition—Merchandise revenue is recognized when products are sold in the retail stores, shipped for mail and Internet orders, or when services are provided to customers. Emergency Road Service ("ERS") revenues are deferred and recognized over the life of the membership. ERS claim expenses are recognized when incurred. Royalty revenue is earned under the terms of an arrangement with a third party credit card provider based on a percentage of the Company's outstanding credit card balances with such third party credit card provider.

        Membership revenue is generated from annual, multi-year and lifetime memberships. The revenue and expenses associated with these memberships are deferred and amortized over the membership period. For lifetime memberships, an 18-year period is used, which is the actuarially determined

AFFINITY GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

estimated fulfillment period. Promotional expenses, consisting primarily of direct mail advertising, are deferred and expensed over the period of expected future benefit, typically three months based on historical actual response rates. Renewal expenses are expensed at the time related materials are mailed. Recognized revenues and profit are subject to revisions as the membership progresses to completion. Revisions to membership period estimates would change the amount of income and expense amortized in future accounting periods. At December 31, 2010 and 2009, $5.8 million and $6.2 million of advertising expenses have been capitalized as direct-response advertising, of which $3.1 million and $3.5 million, respectively, were reported as assets and $2.7 million and $2.7 million, respectively, were reported net of related deferred revenue. Advertising expenses for 2010, 2009 and 2008 were $24.6 million, $25.1 million and $37.3 million, respectively.

        Publications Revenue and Expense—Newsstand sales of publications and related expenses are recorded at the time of delivery, net of estimated provision for returns. Subscription sales of publications are reflected in income over the lives of the subscriptions. The related selling expenses are expensed as incurred. Advertising revenues and related expenses are recorded at the time of delivery. Subscription and newsstand revenues and expenses related to annual publications are deferred until the publications are distributed. Revenues and related expenses for consumer shows are recognized when the show occurs.

        Accumulated Other Comprehensive Loss—Accumulated other comprehensive loss consists of unrealized losses on effective portion cash flow hedges. At December 31, 2010 and 2009, accumulated other comprehensive loss was $0 and $7.0 million, respectively.

        Vendor Allowances—The Company receives rebates from vendors pursuant to several different types of programs. Vendor consideration is accounted for as a reduction of the inventory cost and related cost of sales when the inventory is sold.

        Shipping and Handling Fees and Costs—The Company reports shipping and handling costs billed to customers as a component of revenues, and related costs are reported as a component of cost applicable to revenues. At December 31, 2010, 2009 and 2008, $5.7 million, $5.2 million and $4.9 million of shipping and handling fees, respectively, were included in the Retail segment as revenue.

        Derivative Financial Instruments—The Company accounts for derivative instruments and hedging activities in accordance with accounting guidance for derivative instruments and hedging activities, which states that all derivatives are recognized on the balance sheet at their fair value. On the date that the Company enters into a derivative contract, management formally documents all relationships between hedging instruments and hedged items, as well as risk management objectives and strategies for undertaking various hedge transactions.

        Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a cash flow hedge (a "swap"), to the extent that the hedge is effective, are recorded in accumulated other comprehensive loss, until earnings are affected by the variability of cash flows of the hedged transaction. The Company measures effectiveness of the swap at each quarter end using the Hypothetical Derivative Method. Under this method, hedge effectiveness is measured based on a comparison of the change in fair value of the actual swap designated as the hedging instrument and the change in fair value of the hypothetical swap which would have the terms that identically match the

AFFINITY GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

critical terms of the hedged cash flows from the underlying debt. The amount of ineffectiveness, if any, recorded in earnings would be equal to the excess of the cumulative change in the fair value of the swap over the cumulative change in the fair value of the plain vanilla swap, as defined in the accounting literature. The Company's derivatives that are not designated and do not qualify as hedges are adjusted through current earnings. See Note 8—Interest Rate Swap Agreements.

        The Company utilizes derivative financial instruments to manage its exposure to interest rate risks. The Company does not enter into derivative financial instruments for trading purposes.

        Income Taxes—The Company recognizes deferred tax assets and liabilities based on the liability method, which requires an adjustment to the deferred tax asset or liability to reflect income tax rates currently in effect. When income tax rates increase or decrease, a corresponding adjustment to income tax expense is recorded by applying the rate change to the cumulative temporary differences.

        The Company recognizes the tax benefit from an uncertain tax position in accordance with accounting guidance on accounting for uncertainty in income taxes. The Company reversed $13.2 million of its liability for unrecognized tax benefits in the third quarter of 2009 and the remainder in the third and fourth quarter of 2010 due to statute expirations. See Note 7—Income Taxes.

        Major Customers—Included in the Membership Services segment is revenue of $18.1 million, $16.8 million and $18.5 million, for the years 2010, 2009 and 2008, respectively, which was received under contracts from one customer of the Company.

        Recent Accounting Pronouncements—In January 2010, the Financial Accounting Standards Board ("FASB") issued new accounting guidance on fair value measurements. The new guidance impacts certain disclosures about fair value measurements. The new guidance was effective beginning in the first quarter of 2010. The adoption of this new guidance resulted in additional disclosures and did not have a material effect on the Company's consolidated results of operations or financial position.

2. PROPERTY AND EQUIPMENT

        Property and equipment consisted of the following at December 31 (in thousands):

	2010	2009
Land	$—	$477
Building and improvements	16,442	16,204
Furniture and equipment	71,211	73,095
Software	25,549	26,991
Systems development and construction in progress	1,713	220

	114,915	116,987
Less: accumulated depreciation and amortization	(87,684)	(82,711)

	$27,231	$34,276

AFFINITY GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

3. GOODWILL AND INTANGIBLE ASSETS

        The following is a summary of changes in the Company's goodwill by business segment, for the years ended December 31, 2010 and 2009 (in thousands):

	Membership Services	Media	Retail	Consolidated
Gross goodwill	$56,030	$46,884	$47,601	$150,515
Impairment prior to January 1, 2009	(6,086)	—	(47,601)	(53,687)

Balance as of January 1, 2009	49,944	46,884	—	96,828
Impairment	—	(46,884)	—	(46,884)

Balance as of December 31, 2009	49,944	—	—	49,944
Impairment	—	—	—	—

Balance as of December 31, 2010	$49,944	$—	$—	$49,944

        Finite-lived intangible assets and related accumulated amortization consisted of the following at December 31 (in thousands):

		2010
	Gross	Accumulated Amortization	Net
Membership and customer lists	$35,355	$(29,556)	$5,799
Non-compete and deferred consulting agreements	18,650	(17,302)	1,348
Deferred financing costs	14,701	(996)	13,705

	$68,706	$(47,854)	$20,852

		2009
	Gross	Accumulated Amortization	Net
Membership and customer lists	$35,724	$(26,684)	$9,040
Resort and golf course participation agreements	13,346	(13,343)	3
Non-compete and deferred consulting agreements	18,830	(16,322)	2,508
Deferred financing costs	12,694	(10,507)	2,187

	$80,594	$(66,856)	$13,738

AFFINITY GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

3. GOODWILL AND INTANGIBLE ASSETS (Continued)

        The aggregate future five-year amortization of finite-lived intangibles at December 31, 2010 is as follows (in thousands):

2011	$6,713
2012	5,220
2013	2,567
2014	2,333
2015	2,097
Thereafter	1,922

Total	$20,852

        Under accounting guidance for goodwill and other intangible assets, goodwill impairment is deemed to exist if the carrying value of a reporting unit exceeds its estimated fair value. The Company's reporting units are generally consistent with the operating segments underlying the reporting segments identified in Note 15—Segment Information. The determination of fair value for a reporting unit involves the use of assumptions and estimates such as the future performance of the operations of the reporting unit and discount rates used to determine the current value of expected future cash flows of the reporting unit. Any change in these assumptions and estimates, and other factors such as inflation rates, competition and general economic conditions, could cause the calculated fair value of the operating unit to decrease significantly.

        In the third quarter of 2009, the Company noted continued decline in advertising revenue compared to historical trends, in the operations of our RV and powersports publications, as well as flat to moderate projected growth in future advertising revenue as a result of continued deterioration of general economic conditions and consumer confidence. Based on the above, the Company determined that there were identified interim indicators of impairment within these reporting units in the Media segment.

        The Company performed an impairment test of the goodwill and intangible assets of the reporting units of the Company's RV and powersports publications. The impairment test indicated that the estimated fair value of these reporting units were less than book value. The excess of the carrying value over the estimated fair value of these reporting units was primarily due to a decline in advertising revenue leading to lower expected future cash flows for these reporting units. In determining the fair value, the Company used an income valuation approach. In performing the second step of the goodwill impairment test, the Company allocated the estimated fair values of the reporting units of the Company's RV and powersports publications determined in step one of the impairment test, to the assets and liabilities of the respective reporting unit in accordance with the accounting guidance for business combinations. The Company determined the impairment for these units to be equal to the carrying value of its goodwill, or $46.9 million. The Company recorded an impairment charge of $46.9 million in the third quarter of 2009 related to these units, which is part of the Media segment. The Media segment goodwill was reduced to zero.

        In the third quarter of 2008, the Company noted continued reduction in same store sales at Camping World as well as deterioration of general economic conditions and consumer confidence. Based on the above, the Company determined that there were identified indicators of impairment

AFFINITY GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

3. GOODWILL AND INTANGIBLE ASSETS (Continued)

within the Camping World reporting unit. Management was assisted in determining that the estimated fair value of the Camping World reporting unit was less than book value by an independent third party valuation firm. The excess of carrying value over the estimated fair value of the Camping World reporting unit was primarily due to the decline in the recreational vehicle and camping retail markets leading to lower expected future cash flows for the business and lower market comparables. In determining the fair value, the Company used a weighted average of the income valuation approach and market valuation approaches. The Company recorded an impairment charge of $47.6 million in the third quarter of 2008 related to Camping World, which is part of the retail segment. The Retail segment goodwill was reduced to zero.

        The Company performed an annual goodwill impairment test as required and the Company determined that no indicators of goodwill impairment existed in any reporting units as of December 31, 2010. However, future goodwill impairments tests could result in a charge to earnings. The Company will continue to evaluate goodwill on an annual basis and whenever events and changes in circumstances indicate that there may be a potential impairment.

        Effective January 1, 2009, the Company adopted new accounting guidance related to business combinations which establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired in a business combination. The Company will apply the provisions and disclosure requirements of the new guidelines for any acquisitions after the adoption date.

        In January 2008, AGI Productions, Inc. acquired consumer shows from MAC Events, LLC for $3.4 million. As part of the purchase, the Company issued $0.4 million of debt and assumed $0.6 million of liabilities. In February 2008, AGI Productions, Inc. acquired consumer shows from Mid America Expositions, Inc. for $1.6 million. As part of the purchase, the Company issued $0.5 million of debt and assumed $0.5 million of liabilities. The cost of the acquisitions was allocated primarily to membership and customer lists.

        The total costs of the acquisitions have been allocated to the assets acquired and the liabilities assumed based on their respective fair values in accordance with accounting guidance for business combinations. The allocations of the purchase price to assets and liabilities include various finite-lived assets and no additional goodwill. The results of operations for each respective acquisition have been included in the Company's results of operations from the date of the acquisitions. Proforma results of operations for each year in which an acquisition occurred, assuming the acquisitions took place at the beginning of the year, would not differ significantly from the actual reported results.

4. LONG-LIVED ASSETS

        In 2005, the Company's immediate parent, Affinity Group Holding, Inc. ("AGHI" or "Parent") issued $88.2 million principal amount of its 10 7/8% Senior Notes due 2012 (the "AGHI Notes") and contributed the net proceeds, approximately $81.0 million, to the Company and in turn, the Company made an equity contribution to Camping World. Camping World then made an equity capital contribution in the same amount to its wholly-owned subsidiary, CWI, Inc. that created a new wholly-owned subsidiary named CWFR Capital Corp. ("CWFR") which was an "unrestricted subsidiary" under

AFFINITY GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

4. LONG-LIVED ASSETS (Continued)

the indenture governing the AGI Senior Notes ("AGI Senior Notes Indenture") pursuant to which AGI issued the AGI Senior Notes (see Note 6—Long-Term Debt), and made an equity capital contribution to CWFR in an equal amount to the capital contribution that it received from Camping World. Since CWFR continues as an unrestricted subsidiary under the indenture governing the Senior Secured Notes ("Senior Secured Notes Indenture") pursuant to which the Senior Secured Notes were issued on November 30, 2010 (see Note 6—Long-Term Debt), its operations are not restricted by either the Senior Secured Notes Indenture or the AGI Senior Notes Indenture. CWFR used the proceeds from the equity capital contribution to acquire the FreedomRoads Preferred Interest. FreedomRoads Holding Company, LLC ("FreedomRoads") was then owned 90% by the Stephen Adams Living Trust, which also indirectly owns 100% of the outstanding capital stock of AGHC and indirectly AGHI.

        In the third quarter of 2008, the Company recorded an impairment charge of $81.0 million that wrote down to zero the carrying value of the preferred interest (the "FreedomRoads Preferred Interest") held by an indirect subsidiary of Camping World in FreedomRoads Holding Company, LLC ("FreedomRoads"), a holding company whose subsidiaries sell and service new and used recreational vehicles. Management was assisted in determining the non-cash goodwill impairment charge by an independent third party valuation firm. The $81.0 million impairment charge was recorded as a result of declining performance of the recreational vehicle industry driven by overall weakening of the economy and a significant decline in consumer confidence, in addition to limited credit available to consumers interested in purchasing recreational vehicles.

5. ACCRUED LIABILITIES

        Accrued liabilities consisted of the following at December 31 (in thousands):

	2010	2009
Compensation and benefits	$9,174	$8,653
Other accruals	19,430	18,262

	$28,604	$26,915

AFFINITY GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

6. LONG-TERM DEBT

        The following reflects outstanding long-term debt as of December 31 (in thousands):

	2010	2009
11.5% Senior Secured Notes	$326,083	$—
Camping World Credit Facility	6,041	—
Revolving Credit and Term Loan Facility:
Term Loans	—	110,797
Revolving credit facility	—	18,059
9% Senior Subordinated Notes due 2012	—	137,824
Second Lien Loan Note	—	9,717
SA Debt	—	1,032
Other long-term obligations	107	985

	332,231	278,414
Less: current portion	(107)	(892)

	$332,124	$277,522

Senior Secured Notes

        On November 30, 2010, Affinity Group, Inc. issued $333.0 million of 11.5% senior secured notes due 2016 (the "Senior Secured Notes") at an original issue discount of $6.9 million, or 2.1%. Interest on the Senior Secured Notes is due each December 1 and June 1 commencing June 1, 2011. The Senior Secured Notes mature on December 1, 2016. The Company used the net proceeds of $326.0 million from the issuance of the Senior Secured Notes: (i) to irrevocably redeem or otherwise retire all of the outstanding 9% senior subordinated notes due 2012 (the "AGI Senior Notes") in an approximate amount (including accrued interest through but not including November 30, 2010) of $142.5 million; (ii) to permanently repay all of the outstanding indebtedness under the Company's existing senior secured credit facility (the "2010 Senior Credit Facility") in an approximate amount (including call premium and accrued interest through but not including November 30, 2010) of $153.4 million; (iii) to make a $19.6 million distribution to the Company's direct parent, Affinity Group Holding, Inc., ("Parent"), to enable Parent, together with other funds contributed to the Parent, to redeem, repurchase or otherwise acquire for value and satisfy and discharge all of its outstanding 10 7/8% senior notes due 2012 (the "AGHI Notes"); and (iv) to pay related fees and expenses in connection with the foregoing transactions and to provide for general corporate purposes. As of December 31, 2010, an aggregate of $333.0 million of Notes remain outstanding.

        The Senior Secured Notes are fully and unconditionally guaranteed, jointly and severally, on a senior secured basis by each of the Company's existing and future domestic restricted subsidiaries. All of the Company's subsidiaries other than CWFR Capital Corp. ("CWFR") will be designated as restricted subsidiaries, and CWFR will constitute our only "unrestricted subsidiary". In the event of a bankruptcy, liquidation or reorganization of an unrestricted subsidiary, holders of the indebtedness of an unrestricted subsidiary and their trade creditors are generally entitled to payment of their claims from the assets of an unrestricted subsidiary before any assets are made available for distribution to us.

AFFINITY GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

6. LONG-TERM DEBT (Continued)

As a result, with respect to assets of unrestricted subsidiaries, the Senior Secured Notes are structurally subordinated to the prior payment of all of the debts of such unrestricted subsidiaries.

        The Senior Secured Notes Indenture limits the Company's ability to, among other things, incur more debt, pay dividends or make other distributions to the Company's Parent, redeem stock, make certain investments, create liens, enter into transactions with affiliates, merge or consolidate, transfer or sell assets and make capital expenditures.

        Subject to certain conditions, the Company must make an offer to purchase some or all of the Senior Secured Notes with the excess cash flow offer amount (as defined in the Senior Secured Notes Indenture) determined for each applicable period, commencing with the annual period ending December 31, 2011, and each June 30 and December 31 thereafter, at 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of repurchase.

        The Senior Secured Notes and the related guarantees are the Company's and the guarantors' senior secured obligations. The Senior Secured Notes (i) rank senior in right of payment to all of our and the guarantors' existing and future subordinated indebtedness, (ii) rank equal in right of payment with all of the Company's and the guarantors' existing and future senior indebtedness other than the obligations of Camping World and its subsidiaries under the CW Credit Facility and future replacements of that facility, (iii) are structurally subordinated to all future indebtedness of the Company's subsidiaries that are not guarantors of the Senior Secured Notes and (iv) are effectively subordinated to the CW Credit Facility and any future credit facilities in replacement thereof to the extent of the value of the collateral securing indebtedness under such facilities.

CW Credit Facility

        On March 1, 2010, our wholly-owned subsidiary, Camping World, Inc. ("Camping World") entered into the CW Credit Facility providing for an asset based lending facility of up to $22.0 million, of which $10.0 million is available for letters of credit and $12.0 million is available for revolving loans. The CW Credit Facility initially matured on the earlier of March 1, 2013, 60 days prior to the date of maturity of the 2010 Senior Credit Facility, or 120 days prior to the earlier date of maturity of the AGI Senior Notes and the AGHI Notes. Interest under the revolving loans under the CW Credit Facility floated at either 3.25% over the base rate (defined as the greater of the prime rate, federal funds rate plus 50 basis points or 1 month LIBOR) for borrowings whose interest is based on the prime rate or 3.25% over the LIBOR rate (defined as the greater of LIBOR rate applicable to the period of the respective LIBOR borrowings) for borrowings whose interest is based on LIBOR. On December 30, 2010, the CW Credit Facility was amended to extend the maturity to September 1, 2014, to decrease the interest rate margin to 2.75%, to remove the 1% LIBOR floor, to increase the revolving loan commitment amount from $12,000,000 to $20,000,000, with a $5,000,000 sublimit for letters of credit, and to decrease the letters of credit commitment from $10,000,000 to $5,000,000.

AFFINITY GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

6. LONG-TERM DEBT (Continued)

        The CW Credit Facility contains affirmative covenants, including financial covenants, and negative covenants. Borrowings under the Camping World Credit Agreement are guaranteed by the direct and indirect subsidiaries of Camping World and are secured by a pledge on the stock of Camping World and its direct and indirect subsidiaries and liens on the assets of Camping World and its direct and indirect subsidiaries. As of December 31, 2010, the average interest rate on the CW Credit Facility was 2.75%. Borrowings under the CW Credit Facility are based on the borrowing base of eligible inventory and accounts receivable of Camping World and its subsidiaries. The administrative agent under the CW Credit Facility, the collateral agent under the Senior Secured Notes Indenture, the Company, and certain guarantor subsidiaries of the Company entered into the Intercreditor Agreement that governs their rights to the collateral pledged to secure the respective indebtedness of the Company and the guarantors pursuant to the CW Credit Facility and the Senior Secured Notes Indenture. As of December 31, 2010, $6.0 million of CW Credit Facility remains outstanding and $6.6 million of letters of credit were issued.

        The CW Credit Facility contains affirmative covenants, including financial covenants, and negative covenants. Borrowings under the Camping World Credit Agreement are guaranteed by the direct and indirect subsidiaries of Camping World and are secured by a pledge on the stock of Camping World and its direct and indirect subsidiaries and liens on the assets of Camping World and its direct and indirect subsidiaries. The lenders under the CW Credit Facility and trustee under the Senior Secured Notes Indenture have entered into an intercreditor agreement that governs their rights in the collateral that is pledged to secure their respective loans.

        The Senior Secured Notes Indenture and the CW Credit Facility contain certain restrictive covenants relating to, but not limited to, mergers, changes in the nature of the business, acquisitions, additional indebtedness, sale of assets, investments, and the payment of dividends subject to certain limitations and minimum operating covenants. The Company was in compliance with all debt covenants at December 31, 2010.

2010 Senior Credit Facility

        On March 1, 2010, the Company entered into the Second Amended and Restated Credit Agreement (the "2010 Senior Credit Facility") to refinance the Amended and Restated Credit Agreement and the Senior Secured Floating Rate Note Purchase Agreement dated June 24, 2003, as amended, ("2003 Senior Credit Facility") ($128.9 million aggregate principal amount outstanding as at December 31, 2009) which was scheduled to mature on March 31, 2010, the second lien loan ("Second Lien Loan") ($9.7 million aggregate principal amount outstanding as at December 31, 2009) due July 31, 2010, and the loans from SA Holding, LLC ("SA Loans") ($1.0 million aggregate principal amount outstanding as at December 31, 2009). The 2010 Senior Credit Facility provided for term loans aggregating $144.3 million, including an original issue discount of 2%, that are payable in quarterly installments of $360,750 beginning March 1, 2011. On November 30, 2010, the 2010 Senior Credit Facility was paid in full from a portion of the proceeds of the Senior Secured Notes.

2003 Senior Credit Facility

        On June 24, 2003, the Company entered the 2003 Senior Credit Facility. The 2003 Senior Credit Facility was subsequently amended on March 3, 2006, June 8, 2006, February 27, 2007 and June 5,

AFFINITY GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

6. LONG-TERM DEBT (Continued)

2009, and provides for term loans ("Term Loans") in the aggregate of $140.0 million and a revolving credit facility of $25.0 million. The 2003 Senior Credit Facility was secured by virtually all of AGI's assets and a pledge of AGI's stock and the stock of AGI's subsidiaries. On March 1, 2010, the 2003 Senior Credit Facility was paid in full from a portion of the borrowings under the 2010 Senior Credit Facility.

Second Lien Loan

        Concurrent with the June 5, 2009 amendment to the 2003 Senior Credit Facility, AGI obtained the Second Lien Loan, the net proceeds of which were used to purchase $14.6 million in principal amount of AGI Senior Notes. The Second Lien Loan carried an interest rate of 9.0% and was scheduled to mature on July 31, 2010. On March 1, 2010, the Second Lien Loan was paid in full from the proceeds of the 2010 Senior Credit Facility.

Shareholder Loans

        The June 2009 Amendment to the 2003 Senior Credit Facility also requires the commitment of Stephen Adams, AGHI's ultimate shareholder, to cause loans to be made to AGI in amounts equal to the cash interest payments on $16.0 million in aggregate principal amount of the term loans. In connection with that requirement, on June 10, 2009, AGI entered into a loan agreement with SA Holding, LLC, ("SA Holding"), which is owned by Stephen Adams, pursuant to which SA Holding agreed to loan to AGI the SA Loans in amounts equal to the cash interest payments on $16.0 million in aggregate principal amount of term loans. The SA Loans matured and were repaid on March 1, 2010 from the proceeds of the 2010 Senior Credit Facility.

AGI Senior Notes

        In February 2004, the Company issued $200.0 million aggregate principal amount of 9% Senior Subordinated Notes due 2012 (the "AGI Senior Notes"). The Company completed a registered exchange of the AGI Senior Notes under the Securities Act of 1933 in August 2004. On June 8, 2006, AGI amended the 2003 Senior Credit Facility to permit AGI to purchase up to $30.0 million of the AGI Senior Notes from time to time as and when the Company determines. AGI purchased $29.9 million of the AGI Senior Notes at various times from June 2006 through August 2006. On February 27, 2007, the Company amended the 2003 Senior Credit Facility to extend the maturity of the revolving credit facility from June 24, 2008 to June 24, 2009, increase the consolidated senior leverage ratio from 1.9 to 3.5 times EBITDA, as defined, and fix the consolidated total leverage ratio at 5.0 times EBITDA, as defined. Further, the amendment permitted the Company to repurchase up to an additional $50.0 million of the AGI Senior Notes from time to time as and when the Company determines through the issuance of additional term loans of up to $50.0 million. On March 8, 2007, the Company purchased $17.7 million of the AGI Senior Notes. The Company funded the purchase through the issuance of the $25.0 million in additional incremental term loans as permitted under the February 27, 2007 amendment to the 2003 Senior Credit Facility. The balance of the $25.0 million issued was used to pay down the Company's revolving credit facility by $6.5 million and to pay associated loan fees and transaction expenses. The AGI Senior Notes were repaid in full on November 30, 2010 from a portion of the proceeds of the Senior Secured Notes.

AFFINITY GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

6. LONG-TERM DEBT (Continued)

AGHI Notes

        On March 24, 2005 in a private placement, the Company's parent, AGHI, issued $88.2 million principal amount of its 10 7/8% senior notes due 2012 (the "AGHI Notes") at a $3.2 million original issue discount. AGHI completed a registered exchange of the AGHI Notes under the Securities Act of 1933 on June 8, 2005. The AGHI Notes are unsecured obligations of AGHI, and neither AGI nor its subsidiaries have guaranteed payment of principal or interest on the AGHI Notes. On November 30, 2010, AGI made a distribution to AGHI, to enable AGHI, together with other funds contributed to AGHI, to redeem, repurchase or otherwise acquire for value and satisfy and discharge all of its outstanding AGHI Notes.

        In the third quarter of 2008, the Company recorded an impairment charge of $81.0 million that wrote down to zero the carrying value of the preferred interest (the "FreedomRoads Preferred Interest") held by an indirect subsidiary of Camping World in FreedomRoads Holding Company, LLC ("FreedomRoads"), a holding company whose subsidiaries sell and service new and used recreational vehicles. Management was assisted in determining the fair value of the FreedomRoads Preferred Interest by an independent third party valuation firm. The $81.0 million impairment charge was recorded as a result of declining performance of the recreational vehicle industry driven by overall weakening of the economy and a significant decline in consumer confidence, in addition to limited credit available to consumers interested in purchasing recreational vehicles.

        Total Long-term Debt—The aggregate future maturities of long-term debt at December 31, 2010 were as follows (in thousands):

2011	$107
2012	12,500
2013	10,000
2014	16,041
2015	10,000
Thereafter	283,583

Total	$332,231

AFFINITY GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

7. INCOME TAXES

        The components of the Company's income tax expense (benefit) from operations for the year ended December 31, consisted of (in thousands):

	2010	2009	2008
Current:
Federal	$102	$—	$—
State	92	20	29
Deferred
Federal	(1,477)	(9,548)	(2,065)
State	(210)	(838)	(177)

Income tax expense (benefit)	$(1,493)	$(10,366)	$(2,213)

        A reconciliation of income tax expense (benefit) from operations to the federal statutory rate for the year ended December 31 is as follows (in thousands):

	2010	2009	2008
Income taxes computed at federal statutory rate	$1,526	$(6,882)	$(49,321)
State income taxes—net of federal benefit	131	(590)	(4,227)
Other differences:
Goodwill written off	—	—	14,739
Increase (decrease) of valuation allowance	(3,985)	(2,792)	36,696
Other	835	(102)	(100)

Income tax expense (benefit)	$(1,493)	$(10,366)	$(2,213)

        Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax

AFFINITY GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

7. INCOME TAXES (Continued)

purposes and operating loss and tax credit carryforwards. Significant items comprising the net deferred tax asset at December 31 are (in thousands):

	2010	2009
Deferred tax liabilities:
Accelerated depreciation	$(2,600)	$(2,314)
Prepaid expenses	(219)	(22)
Deferred tax gain	(11,790)	(10,709)
Other	(80)	(75)

	(14,689)	(13,120)
Deferred tax assets:
Investment impairment	30,784	30,784
Gift Cards	749	866
Deferred revenues	952	968
Accrual for employee benefits and severance	505	420
Net operating loss carryforward	11,364	14,320
Claims reserves	496	543
Intangible assets	399	113
Deferred book gain	2,128	2,259
Other reserves	2,414	1,934

	49,791	52,207
Valuation allowance	(35,102)	(39,087)

Net deferred tax liabilities	$—	$—

        Effective January 1, 2006, the Company received approval from the Internal Revenue Service for a change in tax status to an S corporation which included AGHC and all its subsidiaries with the exception of Camping World, Inc. and its wholly-owned subsidiaries, which are to remain Subchapter C corporations. At December 31, 2010, Camping World, Inc. and its subsidiaries had a net operating loss carryforward of approximately $29.9 million, which will be able to offset future taxable income. If not used, the net operating loss carryforward will expire between 2027 and 2030. The valuation allowance for deferred taxes was decreased by $3.6 million as the Company's net deferred tax assets decreased and it was determined that the Company would have insufficient taxable income in the current or carry forward periods under the tax laws to realize the future tax benefits of its deferred tax assets.

        The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. The tax benefits recognized in the financial statements on a particular tax position are measured based on the largest benefit that has a greater than a 50% likelihood of being realized upon settlement. The amount of unrecognized tax benefits ("UTBs") is adjusted as appropriate for changes in facts and circumstances, such as significant amendments to existing tax law, new regulations or interpretations by the taxing authorities, new information obtained during a tax examination, or resolution of an examination. The Company recognizes both accrued interest and

AFFINITY GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

7. INCOME TAXES (Continued)

penalties, where appropriate, related to UTBs in income tax expense. At the date of adoption, the Company had $14.2 million of unrecognized tax benefits. Company reversed its remaining liability for unrecognized tax benefits in the third and fourth quarter of 2010 due to statute expirations.

        The following table summarizes the activity related to unrecognized tax benefits:

Balance at January 1, 2010	$1,339
Gross increases in unrecognized tax benefits due to prior year positions	—
Gross decreases in unrecognized tax benefits due to prior year positions	—
Gross increases in unrecognized tax benefits due to current year positions	—
Gross decreases in unrecognized tax benefits due to current year positions	—
Gross decreases in unrecognized tax benefits due to settlements with taxing authorities	—
Gross decreases in unrecognized tax benefits due to statute expirations	(1,339)
Other	—

Unrecognized tax benefits at December 31, 2010	$—

        The Company accrues interest and penalties related to unrecognized tax benefits in its income tax provision. The Company reversed accrued interest and penalties of $0.5 million related to decreases in unrecognized tax benefits during 2010 due to statute expirations.

        The Company and its subsidiaries file income tax returns in the U.S. and various states. With few exceptions, the Company is no longer subject to U.S. federal, state and local income tax examinations by tax authorities for years before 2006.

8. INTEREST RATE SWAP AGREEMENTS

        The Company is exposed to certain risks related to its business operations. The primary risks that the Company managed by using derivatives is interest rate risk. The Company uses financial instruments, including interest rate swap agreements, to reduce the Company's risk to this exposure. The Company does not use derivatives for speculative trading purposes and are not a party to leveraged derivatives. The Company recognizes all of their derivative instruments as either assets or liabilities at fair value. Fair value is determined in accordance with the accounting guidance for Fair Value Measurements. See Note 9—Fair Value Measurements. The accounting for changes in the fair value of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and, further, on the type of hedging relationship. For derivatives designated as hedges under the accounting guidance for Derivative Instruments and Hedging Activities, the Company formally assesses, both at inception and periodically thereafter, whether the hedging derivatives are highly effective in offsetting changes in either the fair value or cash flows of the hedged item. The Company's derivatives that are not designated and do not qualify as hedges under the accounting guidance for Derivative Instruments and Hedging Activities are adjusted to fair value through current earnings.

        Effective January 1, 2009, the Company adopted the provisions of the new accounting guidance for Disclosures about Derivative Instruments and Hedging Activities. The guidance requires that the objectives for using derivative instruments be disclosed to better convey the purpose of derivative use in

AFFINITY GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

8. INTEREST RATE SWAP AGREEMENTS (Continued)

terms of the risks that the Company is intending to manage. This standard also requires disclosure of how derivatives and related hedged items are accounted for and how they affect the Company's financial statements. The adoption of the new guidance did not have a material impact on the Company's condensed consolidated results of operations, financial position or cash flows.

        On October 15, 2007, AGI entered into a five-year interest rate swap agreement with a notional amount of $100.0 million from which it will receive periodic payments at the 3 month LIBOR-based variable rate (0.288% at December 31, 2010 based upon the October 31, 2010 reset date) and make periodic payments at a fixed rate of 5.135%, with settlement and rate reset dates every January 31, April 30, July 31, and October 31. The interest rate swap agreement was effective beginning October 31, 2007 and expires on October 31, 2012. On March 19, 2008, AGI entered into a 4.5 year interest rate swap agreement effective April 30, 2008 with a notional amount of $35.0 million from which it will receive periodic payments at the 3 month LIBOR-based variable rate (0.288% at December 31, 2010 based upon the October 31, 2010 reset date) and make periodic payments at a fixed rate of 3.430%, with settlement and rate reset dates every January 31, April 30, July 31, and October 31. The interest rate swap was effective beginning April 30, 2008 and expires on October 31, 2012. The fair value of the swap agreements were zero at inception. The Company entered into the interest rate swap agreements to limit the effect of variable interest rates on the Company's floating rate debt. The interest rate swap agreements were designated as cash flow hedges of the variable rate interest payments due on $135.0 million of the term loans and the revolving credit facility issued June 24, 2003, and accordingly, the effective portion of gains and losses on the fair value of the interest rate swap agreements are reported in accumulated other comprehensive loss and reclassified to earnings in the same period in which the hedged interest payment affects earnings.

        Due to the potential sale of Camping World, in the fourth quarter of 2008, a highly effective hedge on the cash flows related to the $35.0 million outstanding debt by the $35.0 million notional amount interest rate swap agreement was deemed to be no longer probable. As a result, changes in the value of the $35.0 million interest rate swap agreement are included in earnings as a gain (loss) on derivative instrument beginning on October 1, 2008. Included in other comprehensive loss at December 31, 2009 is $0.4 million related to changes in the fair value of the $35.0 million interest rate swap prior to October 1, 2008 which was being amortized over the remaining life of the interest rate swap and included in earnings as a gain (loss) on derivative instrument. On June 11, 2009, the Company partially terminated the $35.0 million interest rate swap, subject to a partial termination fee of $0.6 million which was expensed. The notional amount was reduced to $20.0 million. All other terms of the interest rate swap agreement remained unchanged. As a result, the amount included in other comprehensive income related to the $35.0 million interest rate swap was reduced prorata and included in earnings as a gain (loss) on derivative instrument.

        Due to the issuance of an option to the shareholder of the ultimate parent of the Company to purchase Camping World, in the second quarter of 2009, which was subsequently terminated, a portion of the highly effective hedge on the cash flow related to the $100.0 million outstanding debt by the $100.0 million notional amount interest rate swap agreement was deemed to be no longer probable. As a result, changes in the value of the last $20.0 million of the $100.0 million interest rate swap agreement are included in earnings beginning on June 5, 2009.

AFFINITY GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

8. INTEREST RATE SWAP AGREEMENTS (Continued)

        Due to the issuance of fixed rate debt to replace the existing variable rate debt on November 30, 2010, the interest rate swaps no longer qualify as cash flow hedges as the underlying cash flows being hedged were no longer going to occur. As a result, the net loss on the fair value of the interest rate swap agreements included in other comprehensive loss of $6.5 million as of November 30, 2010 related to previously effective cash flow hedges as of November 30, 2010, was reclassified to earnings as gain (loss) on derivative instrument and all future changes in the fair value of the interest rate swaps will be included in earnings as gain (loss) on derivative instrument.

        Due to the issuance of fixed rate debt to replace the existing variable rate debt on November 30, 2010, the interest rate swaps no longer qualify as cash flow hedges as the underlying cash flows being hedged were no longer going to occur. As a result, the net loss on the fair value of the interest rate swap agreements included in other comprehensive loss of $6.5 million as of November 30, 2010 related to previously effective cash flow hedges was reclassified to earnings as gain (loss) on derivative instrument and all future changes in the fair value of the interest rate swaps will be included in earnings as gain (loss) on derivative instrument.

        The following is the location and amounts of derivative instruments fair values in the statement of financial position segregated between designated, qualifying hedging instruments and those that are not segregated by assets and liabilities as required by accounting guidance.

		Fair Value as of:
Derivatives not designated as hedging instruments	Balance Sheet Location	12/31/2010	12/31/2009
Interest rate swap contracts	Accrued liabilities	$(4,238)	$—
Interest rate swap contracts	Other long-term liabilities	(3,532)	—

		Fair Value as of:
Derivatived designated as hedging instruments	Balance Sheet Location	12/31/2010	12/31/2009
Interest rate swap contracts	Accrued liabilities	$—	$(2,855)
Interest rate swap contracts	Other long-term liabilities	—	(5,235)

AFFINITY GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

8. INTEREST RATE SWAP AGREEMENTS (Continued)

        The following is the location and amount of gains and losses on derivative instruments in the statement of operations for the years ended December 31, 2010 and 2009 segregated between designated, qualifying hedging instruments and those that are not, and segregated by assets and liabilities as required by the accounting guidance for derivative instruments (in thousands):

	Interest Rate Swap Agreements
	12/31/2010	12/31/2010
Derivatives in Cash Flow Hedging Relationships:
Amount of Gain or (Loss) recognized in OCI on Derivatives	$191	$(3,337)
Location of Gain (Loss) recognized on Derivatives	Other Comprehensive Loss

	12/31/2010	12/31/2010
Amount of Gain or (Loss) reclassified from OCI into Statement of Operations (effective portion)	$(345)	$(126)
Location of Gain (Loss) reclassified from Accumulated OCI into Statement of Operations (effective portion)	Gain (loss) on derivative instrument

	12/31/2010	12/31/2010
Amount of Gain or (Loss) recognized in income on Derivatives (ineffective portion and amount excluded from effectiveness testing)	$(173)	$871
Location of Gain (Loss) recognized in Statement of Operations on Derivatives (ineffective portion and amount excluded from effectiveness testing)	Gain (loss) on derivative instrument

	12/31/2010	12/31/2010
Derivatives not designated as hedging instruments:
Amount of gain (loss) reclassified from OCI into Statement of Operations	$(6,162)	$—
Location of gain (loss) recognized in Statement of Operations	Gain (loss) on derivative instrument

        The fair value of these swaps included in accrued liabilities and other long-term liabilities was $7.8 million of which $0 is in accumulated other comprehensive loss and $7.8 million has been recorded in the statement of operations in aggregate periods through December 31, 2010.

9. FAIR VALUE MEASUREMENTS

        Accounting guidance for fair value measurements establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

AFFINITY GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

9. FAIR VALUE MEASUREMENTS (Continued)

        As of December 31, 2010, the Company holds interest rate swap contracts that are required to be measured at fair value on a recurring basis. The Company's interest rate swap contracts are not traded on a public exchange. See Note 8 Interest Rate Swap Agreements for further information on the interest rate swap contracts. The fair value of these interest rate swap contracts are determined based on inputs that are readily available in public markets or can be derived from information available in publicly quoted markets. Therefore, the Company has categorized these swap contracts as Level 2.

        In the third quarter of 2009, the Company performed an impairment test of the goodwill and intangible assets of the reporting units of the Company's RV and powersports publications in the Media segment. The impairment test indicated that the estimated fair value of these reporting units were less than book value. The excess of the carrying value over the estimated fair value of these reporting units was primarily due to a decline in advertising revenue leading to lower expected future cash flows for the business. In determining the fair value, the Company used an income valuation approach. In performing the second step of the goodwill impairment test, the Company allocated the estimated fair values of the reporting units of the Company's RV and powersports publications determined in step one of the impairment test, to the assets and liabilities of the respective reporting unit in accordance with the accounting guidance for business combinations. The Company measured the impairment for these units to be equal to the carrying value of its goodwill, or $46.9 million. The fair value of the goodwill in the Media segment is measured on a non-recurring basis, and therefore, the Company has categorized this asset as Level 3. The Company recorded an impairment charge of $46.9 million in the third quarter of 2009 related to these units, which is part of the Media segment.

        In the third quarter of 2008, the Company noted continued reduction in same store sales at Camping World as well as deterioration of general economic conditions and consumer confidence. Based on the above, the Company determined that there were identified indicators of impairment within the Camping World reporting unit. Management was assisted in determining that the estimated fair value of the Camping World reporting unit was less than book value by an independent third party valuation firm. The excess of carrying value over the estimated fair value of the Camping World reporting unit was primarily due to the decline in the recreational vehicle and camping retail markets leading to lower expected future cash flows for the business and lower market comparables. In determining the fair value, the Company used a weighted average of the income valuation approach and market valuation approaches. The fair value of the goodwill in the Retail segment is measured on a non-recurring basis, and therefore, the Company has categorized this asset as Level 3. The Company recorded an impairment charge of $47.6 million in the third quarter of 2008 related to Camping World, which is part of the Retail segment.

        Determining the fair value of a reporting unit under the first step of the goodwill impairment test and determining the fair value of individual assets and liabilities of a reporting unit under the second step of the goodwill impairment test is judgmental in nature and often involves the use of significant estimates and assumptions. These estimates and assumptions could have a significant impact on whether or not an impairment charge is recognized and also the extent of such charge. The Company's estimates of fair value utilized in goodwill impairment test may be based upon a number of factors, including assumptions about the projected future cash flows, discount rate, growth rate, determination of market comparables, economic conditions, or changes to the Company's business operations. Such changes may result in impairment charges recorded in future periods.

AFFINITY GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

9. FAIR VALUE MEASUREMENTS (Continued)

        The Company recorded an impairment charge of $81.0 million in the third quarter of 2008 that wrote down to zero the carrying value of the preferred interest (the "FreedomRoads Preferred Interest") held by an indirect subsidiary of Camping World in FreedomRoads Holding Company, LLC ("FreedomRoads"), a holding company whose subsidiaries sell and service new and used recreational vehicles. FreedomRoads is an affiliate under common ownership with the Company's ultimate parent. Management was assisted in determining the fair value of the preferred interest in FreedomRoads by an independent third party valuation firm. In anticipation of the potential sale of Camping World, the impairment charge was recorded as a result of declining performance of the recreational vehicle industry driven by overall weakening of the economy and a significant decline in consumer confidence, in addition to limited credit available to consumers interested in purchasing recreational vehicles. Therefore, the Company has categorized the FreedomRoads Preferred Interest as Level 3. The impairment charge relating to the FreedomRoads Preferred Interest was allocated to the retail operating segment.

        The Company's liability at December 31, 2010, measured at fair value on a recurring basis subject to the disclosure requirements from accounting guidance, was as follows:

Fair Value Measurements at Reporting Date Using
(in thousands) Description	Amount	Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
As of December 31, 2010:
Interest Rate Swap Contracts	$(7,770)	$—	$(7,770)	$—
FreedomRoads Preferred Interest	—	—	—	—
Retail Goodwill	—	—	—	—
Media Goodwill	—	—	—	—
As of December 31, 2009:
Interest Rate Swap Contracts	$(8,090)	$—	$(8,090)	$—
FreedomRoads Preferred Interest	—	—	—	—
Retail Goodwill	—	—	—	—
Media Goodwill	—	—	—	—

        The fair value of the interest rate swap contracts was calculated using the income method based on quoted interest rates.

        There have been no transfers of assets or liabilities between the fair value measurement levels and there were no material remeasurements to fair value during 2010 and 2009 of assets and liabilities that are not measured at fair value on a recurring basis.

        Goodwill related to the Media segment was re-measured in the third quarter of 2009 and goodwill related to the Retail segment was re-measured in the third quarter of 2008. The fair values of cash equivalents, accounts receivable and accounts payable approximate their carrying values due to the short-term nature of these financial instruments.

        The following table presents the reported carrying value and fair value information for the Company's Senior Secured Notes, CW Credit Facility, AGI Senior Notes, and the 2003 Senior Credit

AFFINITY GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

9. FAIR VALUE MEASUREMENTS (Continued)

Facility. The fair values shown below for the Senior Secured Notes, the AGI Senior Notes and the 2003 Senior Credit Facility are based on quoted prices in the market for identical assets (Level 1), and the CW Credit Facility is based on indirect observable inputs (Level 2) (in thousands):

	12/31/2010		12/31/2009
	Carrying Value	Fair Value	Carrying Value	Fair Value
11.5% Senior Secured Notes	$333,000	$327,173	$—	$—
CW Credit Facility	6,041	6,041	—	—
9.0% AGI Senior Notes	—	—	137,824	93,893
Senior Credit Facility	—	—	128,856	122,425

10. COMMITMENTS, CONTINGENCIES

        Leases—The Company holds certain property and equipment under rental agreements and operating leases which have varying expiration dates. Future minimum annual fixed rentals under operating leases having an original term of more than one year as of December 31, 2010 are as follows (in thousands):

	Third Party	Related Party	Total
2011	$13,640	$8,915	$22,555
2012	11,829	8,915	20,744
2013	9,709	8,871	18,580
2014	9,438	8,411	17,849
2015	9,089	7,848	16,937
Thereafter	72,870	43,782	116,652

Total	$126,575	$86,742	$213,317

        During 2010, 2009 and 2008, respectively, approximately $23.2 million, $23.7 million and $21.7 million of rent expense was charged to costs and expenses.

        On December 5, 2001, the Company sold eleven real estate properties to eleven separate wholly-owned subsidiaries of AGRP Holding Corp., a wholly-owned subsidiary of the Company's ultimate parent, AGI Holding Corp., for $52.3 million in cash and a note receivable. The properties have been leased back to the Company on a triple net basis. Both the sales price and lease rates were based on market rates determined by third party independent appraisers engaged by the mortgage lender and approved by the AGI Senior Credit Facility agent bank. These leases have an initial term of 25 to 27 years with two five-year options at the then current market rent. The leases are classified as operating leases in accordance with accounting guidance for accounting for leases." Land and buildings with a net book value totaling $45.8 million have been removed from the balance sheet. The transaction resulted in a net gain of $6.1 million consisting of a $12.1 million gain on certain properties and a $6.0 million loss on other properties. In accordance with accounting principles generally accepted in the United States, the $6.0 million loss was recognized upon the date of sale in 2001 in the statement of operations and the $12.1 million gain was deferred and will be credited to income as rent expense adjustments over the lease terms. The average net annual lease payments over the lives of the

AFFINITY GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

10. COMMITMENTS, CONTINGENCIES (Continued)

leases are $3.4 million. As of December 31, 2010, a $7.9 million gain remains and will be recognized over the future lease terms.

        NASCAR Agreement—Pursuant to the terms of a certain Series Entitlement and Sponsorship Agreement dated as of January 1, 2009, by and between National Association for Stock Car Auto Racing, Inc. ("NASCAR") and FreedomRoads, LLC ("FR"), a wholly owned subsidiary of FreedomRoads, and CWI, Inc. ("CWI"), a wholly owned subsidiary of Camping World, Inc. (the "NASCAR Sponsorship Agreement"), CWI and FR obtained rights as the title sponsor of the NASCAR Truck Series. The NASCAR Sponsorship Agreement provides for a term of seven years, commencing January 1, 2009 and terminating December 31, 2015, and requires the payment of annual rights fees in exchange for the rights granted to FR and CWI. The obligations of FR and CWI under the Sponsorship Agreement are joint and several in nature, provided that the liability of CWI for the annual rights fees during the term of the NASCAR Sponsorship Agreement is capped at an aggregate of $6.5 million.

        Litigation—From time to time, the Company is involved in litigation arising in the normal course of business operations. The Company does not believe it is involved in any litigation that will have a material adverse effect on its results of operations or financial position.

        Employment Agreements—The Company has employment agreements with certain officers. The agreements include, among other things, an annual bonus based on earnings before interest, taxes, depreciation and amortization, and up to one year's severance pay beyond termination date or three weeks of severance pay for every year of continuous employment, whichever is greater.

11. RELATED PARTY TRANSACTIONS

        In conjunction with the sale of real estate properties to an affiliate on December 5, 2001, the Company accepted $4.8 million of the purchase price in the form of a ten-year balloon note receivable yielding 11% per annum, with monthly payments of approximately $46,000. Such amount is included in Note from Affiliate on the accompanying balance sheet.

        In connection with the Company's effort to expand the number of Camping World stores by developing retail alliances with RV dealerships across North America, the Company has established 46 Camping World stores alongside or within RV dealerships owned by FreedomRoads, which is controlled by the Chairman of the Company's Board of Directors, Stephen Adams, and the Company expects additional Camping World stores alongside or within such RV dealerships in the future. At December 31, 2010, the Company leased 37 properties from FreedomRoads, sub-leased three properties to FreedomRoads, and Camping World and FreedomRoads are joint tenants under six leases. Total payments by the Company to FreedomRoads under these leased properties for 2010 and 2009 were $5.5 million and $5.7 million, respectively, and future commitments under these leases total approximately $28.8 million. The leases expire at various dates from August 2013 through August 2026. In 2009, FreedomRoads vacated three properties in which Camping World and FreedomRoads were joint tenants and Camping World took over the lease. For 2010 and 2009, lease payments received from FreedomRoads for the three subleased properties was approximately $0.4 million and $0.4 million, respectively, and future payments to be received under this sublease total approximately $2.0 million. The Company paid FreedomRoads approximately $21.0 million and $18.6 million in 2010 and 2009,

AFFINITY GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

11. RELATED PARTY TRANSACTIONS (Continued)

respectively, and FreedomRoads paid the Company approximately $30.8 million and $24.7 million in 2010 and 2009, respectively, under the product marketing and sales agreements. The Company had an outstanding Accounts Receivable balance to FreedomRoads of $5.6 million, consisting of $5.6 million in Accounts Receivable and $0 million in Accounts Payable, at December 31, 2010. In addition, the Company had a Prepaids balance to FreedomRoads of $2.0 million at December 31, 2010.

        Cooperative Resources Agreement—Pursuant to the terms of the Amended and Restated Cooperative Resources Agreement ("Cooperative Resources Agreement") dated January 1, 2008, by and between the Company and FreedomRoads Holding Company, Inc. ("FreedomRoads") and Camping World, Inc., FreedomRoads obtained the right to use the Camping World logos, trademarks, and trade names ("CW Marks"). The Cooperative Resources Agreement provides for a term of twenty-five years, commencing January 1, 2008 and terminating December 31, 2032, and requires payment by FreedomRoads of an annual fee based on revenue, as defined, in exchange for the right to use the CW Marks granted by AGI. The fee for 2008 was $5.0 million and was paid by FreedomRoads to AGI in the first quarter of 2009. On December 14, 2009, the Second Amendment to the Amended and Restated Cooperative Resources Agreement eliminated the annual fee payment by FreedomRoads to AGI, provided that FreedomRoads exclusively offer AGI products and services in point of sale customer transactions, and FreedomRoads has agreed to purchase their parts from Camping World.

        On June 5, 2009, the Company entered into an option agreement with the shareholder of its ultimate parent to which the Company granted such shareholder or his assigns an option, exercisable on or before March 1, 2010, to purchase the Company's Camping World subsidiary. In the event the Camping World purchase option was exercised and, subject to the consent of the lenders under the 2003 Senior Credit Facility, the sale of Camping World consummated, the Company intended to use the net cash proceeds from the sale of Camping World to repay indebtedness outstanding under the 2003 Senior Credit Facility, as amended. On December 14, 2009, a Termination of Option agreement was signed whereby the purchase option with the shareholder was terminated.

        On December 1, 2009, the Company's parent company entered into an agreement which grants AGI the right and option ("the "Option") to purchase FreedomRoads' "choice model" insurance business for a $2.5 million deposit, paid by AGI, with $2.5 million due on or before December 15, 2011. The Option shall be exercised on or after May 15, 2012 but before May 15, 2013. In the event the Option is not exercised, AGI shall have the right to return of the deposit, less costs incurred. The $2.5 million deposit is reported in Other Non-current Assets on the accompanying balance sheet as of December 31, 2010.

        On December 14, 2009, the Company paid to FreedomRoads, by agreement, a one-time fee of $1.8 million for the non-exclusive license to access the FreedomRoads database for use in connection with the sale and promotion of RV produces and services for ten years. Approximately $1.4 million of the access fee remains in Other Non-current Assets and the current portion of $180,000 is reported in prepaid expenses on the accompanying balance sheet as of December 31, 2010.

AFFINITY GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

11. RELATED PARTY TRANSACTIONS (Continued)

        As a condition of the June 5, 2009 amendment to its 2003 Senior Credit Facility pursuant to which the maturity date was extended from June 24, 2009 to March 31, 2010, the shareholder of the ultimate parent of the Company was required to arrange for the purchase of approximately $26.6 million in principal amount of the term portion of the 2003 Senior Credit Facility by new lenders, enhance the yield to such new lenders, purchase AGHI Notes held by one of such new lenders at a premium to the most recent market price, contribute $8.5 million in capital to the Company and guarantee two required principal payments on the term loans under the 2003 Senior Credit Facility, aggregating $16.0 million. In consideration of such support, the Company entered into an option agreement with the shareholder of the ultimate parent of the Company pursuant to which the Company granted such shareholder or his assigns an option, exercisable on or before March 1, 2010, to purchase the Company's Camping World subsidiary. The Company also agreed to pay the shareholder of the ultimate parent, upon successful refinancing of the Company's secured debt which was the 2010 Senior Credit Facility, a success fee equal in amount to the fair value of such credit support, taking into account the fair value of the option to purchase Camping World. Management was assisted in determining the fair value of Camping World by an independent third party valuation firm. In the event the fair value of the Camping World purchase option exceeds the fair value of such credit support, the shareholder will pay the amount of such excess to the Company. On December 14, 2009, a Termination of Option agreement was signed whereby the purchase option with the shareholder was terminated and there would not be a credit for the value of the Camping World purchase option against value of such credit support. In November 2009, management was assisted by an independent third party valuation firm in determining that the value of the credit support was $26.8 million. For accounting purposes, any fee paid under this agreement is treated, if and when paid, as a shareholder distribution.

        In October 2010, the Company, Camping World and FreedomRoads Holding Company, LLC ("FreedomRoads"), entered into the Second Amended and Restated Cooperative Resources Agreement pursuant to which the parties, subject to the terms of the amended agreement, make their databases available to the other parties for their respective businesses, and market and advertise each other's businesses in their respective marketing channels. Pursuant to the amended agreement, for the quarterly license fee specified in the agreement, the Company licenses the use of its Camping World trademarks to FreedomRoads in the United States in connection with the RV sales, service and parts operations of FreedomRoads. The term of the agreement is for 25 years, subject to certain early termination provisions, including a change of control of any of the parties. The parties made the amended agreement effective January 1, 2010.

        The law firm of Kaplan, Strangis and Kaplan, P.A. ("KSK") provides ongoing legal services to the Company and certain subsidiaries in connection with various matters. Andris A. Baltins, a member of the Board of Directors, is a member of that firm. During 2010, 2009 and 2008, KSK received $1,117,000, $920,000 and $201,000 in legal fees from the Company, respectively.

        On July 1, 2010, Camping World and Adams Outdoor Advertising Marketing Company entered into an agreement pursuant to which Camping World has the right to use outdoor advertising space at cost on billboards that become available because the billboards would otherwise be vacant. Camping World made a deposit of $1 million and, as remnant boards are utilized by Camping World, the usage cost is applied against the deposit. Any unused portion of the deposit is to be returned to Camping World upon termination of the agreement. The agreement may be terminated by either party on

AFFINITY GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

11. RELATED PARTY TRANSACTIONS (Continued)

30 days notice. Adams Outdoor Advertising Marketing Company is controlled by the Chairman of our Board of Directors, Stephen Adams. No remnant space was used by Camping World in 2010. The $1.0 million is included in prepaid expenses as of December 31, 2010.

12. STATEMENTS OF CASH FLOWS

        Supplemental disclosures of cash flow information for December 31 (in thousands):

	2010	2009	2008
Cash paid (received) during the year for:
Interest	$39,494	$32,131	$23,982
Income taxes	226	5	(5)

        The Company entered into the following non-cash investing and financing transactions:

  2010:

        In November 2010, the Company's parent contributed $14.5 million of the AGI Senior Notes which were subsequently redeemed. The contribution was recorded as additional paid in capital.

        In December 2010, the Company recorded an adjustment to the fair value of the interest rate swap resulting in a $0.3 million decrease in Other Long-Term Liabilities and Accrued Liabilities, and a $7.0 million decrease in Other Comprehensive Loss as the interest rate swaps no longer qualify as cash flow hedges due to the issuance of fixed rate date to replace the existing variable rate debt in November 2010. The decrease in fair value and decrease in other comprehensive loss were included in the statement of operations as a non-cash loss on derivative instruments of $6.7 million.

        In December 2010, the Company's parent contributed the Tax Benefit Receivable of $3.1 million to the Company. The contribution was recorded as additional paid in capital.

  2009:

        In February 2009, AGHC paid the interest on the AGHI Notes of $6.2 million representing a contribution from AGHC and a payment of interest on the AGHI Notes.

        In December 2009, the Company recorded an adjustment to the fair value of the interest rate swap resulting in a $4.6 million decrease in Other Long-Term Liabilities and a $3.3 million decrease in Other Comprehensive Loss and ineffective portion in the statement of operations as a non-cash gain on derivative instruments of $0.7 million.

  2008:

        In January 2008, the Company assumed $0.6 million of liabilities and issued $0.4 million of debt in connection with the acquisition of nine RV and boat shows from MAC Events, LLC.

        In February 2008, the Company assumed $0.5 million of liabilities and issued $0.5 million of debt in connection with the acquisition of three RV and boat shows from Mid America Expositions, Inc.

AFFINITY GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

12. STATEMENTS OF CASH FLOWS (Continued)

        In August 2008, AGHC paid the interest on the AGHI Notes of $6.2 million representing a contribution from AGHC and a payment of interest on the AGHI Notes.

        In December 2008, the Company recorded an increase in the fair value of the interest rate swaps in Other Long-Term Liabilities of $8.0 million, an increase in Accumulated Other Comprehensive Loss of $5.6 million, and ineffective portion in statement of operations of as a non-cash loss on derivative instruments of $2.4 million.

13. BENEFIT PLAN

Affinity Group, Inc.

        The Company sponsored a 401(k) Plan qualified under Section 401(a) and 401(k) of the Internal Revenue Service Code of 1986, as amended (the "Code"). All employees over age twenty-one, including the Executive Officers, are eligible to participate in the 401(k) Plan. Employees who have completed one year of service (minimum of 1,000 hours) are eligible for matching contributions. For the plan year 2008, the Company elected a Safe Harbor Matching Contribution for the employer match and set the employer match, which vests upon contribution, at an amount equal to 100% of the first 4% of the employee's contribution through July 2, 2008. Effective July 3, 2008, the Company suspended the employer matching contributions. Employees may defer up to 60% of their eligible compensation up to Internal Revenue Service limits electing pre-tax contributions or post-tax contributions (Roth contributions). The Company's contributions to the plan totaled approximately $0, $0, and $0.5 million for 2010, 2009 and 2008, respectively.

Camping World, Inc.

        Beginning January 1, 2007, Camping World elected to no longer participate in the Affinity Group 401(k) Plan and elected to begin participating in the FreedomRoads 401(k) Defined Contribution Plan, FreedomRewards 401(k) Plan, qualified under Section 401(a) and 401(k) of the Internal Revenue Service Code of 1986, as amended (the "Code"). All employees over the age of eighteen, including the Executive Officers are eligible to participate in the 401(k) Plan. Employees who have completed twelve months of consecutive service are eligible for company match. For the plan year 2008, the matching contribution schedule was 50% up to the first 6% of eligible compensation. Company matching contributions followed a six (6) year graded vesting schedule. Effective June 6, 2008, the company suspended the employer matching contributions. Non-highly compensated employees may defer up to 75% of their eligible compensation up to the Internal Revenue Service limits. Highly compensated employees may defer up to 15% of their eligible compensation up to the Internal Revenue Service limits. The Company's contributions to the plan totaled approximately $0, $0, and $0.4 million for 2010, 2009 and 2008, respectively.

AFFINITY GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

14. DEFERRED PHANTOM STOCK COMPENSATION

        The Company has deferred compensation agreements with certain officers. The agreements provide for payment to the officers upon their termination, death, disability, or sale of the Company, and other agreed upon events. Deferred compensation is included in other long-term liabilities except for amounts expected to be paid in the current, which have been classified in current liabilities. This deferred compensation is subject to vesting under the terms of the individual agreements. Vesting periods range from 33% per year over a three-year period to immediate vesting upon entering an agreement. The Company incurred deferred compensation expense of $3.1 million, and $0.0 million for 2010 and 2009, respectively, and a benefit of $0.3 million in 2008, due to changes in the cumulative amount due under the plan.

15. SEGMENT INFORMATION

        The Company's three principal lines of business are Membership Services, Media, and Retail. The Membership Services segment operates the Good Sam Club, the Coast to Coast Club, the President's Club, Camp Club USA and assorted membership products and services for RV owners, campers and outdoor vacationers, and the Golf Card Club for golf enthusiasts. The Media segment publishes a variety of publications for selected markets in the recreation and leisure industry, including general circulation periodicals, club magazines, directories and RV and powersports industry trade magazines. In addition, the Media segment operates 30 consumer outdoor recreation shows primarily focused on RV and powersports markets. The Retail segment sells specialty retail merchandise and services for RV owners primarily through retail supercenters and mail order catalogs. The Company evaluates performance based on profit or loss from operations before income taxes.

        The reportable segments are strategic business units that offer different products and services. They are managed separately because each business requires different technology, management expertise and marketing strategies. Retail segment sells specialty retail merchandise and services for RV owners primarily through retail supercenters and mail order catalogs. The Company evaluates performance based on profit or loss from operations before income taxes.

AFFINITY GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

15. SEGMENT INFORMATION (Continued)

        The Company does not allocate income taxes or unusual items to segments. Financial information by reportable business segment is summarized as follows (in thousands):

	Membership Services	Media	Retail	Consolidated
YEAR ENDED DECEMBER 31, 2010
Revenues from external customers	$146,274	$53,844	$270,551	$470,669
Gain (loss) on sale of property and equipment	—	4	(3)	1
Interest income	3,131	—	—	3,131
Interest expense	—	(5)	2,252	2,247
Depreciation and amortization	2,227	3,908	9,275	15,410
Segment profit (loss)	53,866	5,009	2,922	61,797
Segment assets	252,080	20,904	90,753	363,737
Expenditures for segment assets	682	1,031	2,155	3,868
YEAR ENDED DECEMBER 31, 2009
Revenues from external customers	$142,147	$59,061	$270,573	$471,781
Loss on sale of property and equipment	—	—	(558)	(558)
Interest income	3,370	—	4	3,374
Interest expense	—	80	7,786	7,866
Depreciation and amortization	3,077	5,307	9,128	17,512
Goodwill impairment	—	46,884	—	46,884
Segment profit (loss)	47,645	(43,898)	(11,375)	(7,628)
Segment assets	237,597	26,876	95,193	359,666
Expenditures for segment assets	379	62	2,669	3,110
YEAR ENDED DECEMBER 31, 2008
Revenues from external customers	$152,643	$82,424	$291,070	$526,137
Loss on sale of property and equipment	—	—	(321)	(321)
Interest income	3,589	—	29	3,618
Interest expense	—	208	16,126	16,334
Depreciation and amortization	3,218	5,954	8,565	17,737
Goodwill impairment	—	—	47,601	47,601
Impairment of investment in affiliate	—	—	81,005	81,005
Segment profit (loss)	51,679	9,228	(145,683)	(84,776)
Segment assets	221,262	88,101	110,964	420,327
Expenditures for segment assets	2,531	2,464	6,603	11,598

AFFINITY GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

15. SEGMENT INFORMATION (Continued)

        The following is a summary of the reconciliations of reportable segments to the consolidated financial statements for the years ended December 31, 2010, 2009 and 2008 (in thousands):

	2010	2009	2008
Gain (loss) on Sale of Property and Equipment
Total gain (loss) on sale for reportable segments	$1	$(558)	$(321)
Other non-allocated loss	—	(46)	—

Total gain (loss) on sale of property and equipment	$1	$(604)	$(321)

Interest Income
Total interest income for reportable segments	$3,131	$3,374	$3,618
Elimination of intersegment interest income	(3,131)	(3,370)	(3,589)
Other non-allocated interest income	499	513	550

Total interest income	$499	$517	$579

Interest Expense
Total interest expense for reportable segments	$2,247	$7,866	$16,334
Elimination of intersegment interest expense	(1,201)	(7,071)	(15,612)
Other non-allocated interest expense	38,185	30,078	23,506

Total interest expense	$39,231	$30,873	$24,228

Depreciation and Amortization
Total depreciation and amortization for reportable segments	$15,410	$17,512	$17,737
Unallocated depreciation and amortization expense	3,126	3,564	2,061

Total consolidated depreciation and amortization	$18,536	$21,076	$19,798

(Loss) Income From Operations Before Taxes
Total (loss) income for reportable segments	$61,797	$(7,628)	$(84,776)
Unallocated depreciation and amortization expense	(3,126)	(3,564)	(2,061)
Unallocated G & A expense	(16,024)	(14,984)	(14,021)
Unallocated interest expense, net	(37,686)	(29,565)	(22,956)
Unallocated gain (loss) on sale of property and equipment	—	(46)	—
Unallocated gain (loss) debt restructure expense	(2,678)	4,678	—
Unallocated gain (loss) on derivative instrument	(6,680)	745	(2,394)
Unallocated financing expense	(13,939)	(1,997)	—
Unallocated other expense	—	(654)	—
Elimination of intersegment interest expense, net	(1,930)	3,701	12,023

(Loss) income from operations before income taxes	$(20,266)	$(49,314)	$(114,185)

Assets
Total assets for reportable segments	$363,737	$359,666	$420,327
Restricted cash	—	8,058	—
Intangible assets not allocated to segments	12,409	2,185	4,201
Corporate unallocated assets	6,415	6,654	3,066
Elimination of intersegment receivable	(160,543)	(154,994)	(133,242)

Consolidated total assets	$222,018	$221,569	$294,352

Capital Expenditures
Total expenditures for assets for reportable segments	$3,868	$3,110	$11,598
Other asset expenditures	675	80	184

Total capital expenditures	$4,543	$3,190	$11,782

AFFINITY GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

16. SELECTED QUARTERLY INFORMATION (UNAUDITED)

        The following is a summary of selected quarterly information for the years ended December 31, 2010, 2009 and 2008 (in thousands):

	March 31, 2010	June 30, 2010	September 30, 2010	December 31, 2010
Total revenue	$105,934	$131,082	$124,640	$109,013
Gross profit	42,003	52,036	48,545	44,716
Net income (loss)	(9,727)	1,721	1,759	(12,526)

	March 31, 2009	June 30, 2009	September 30, 2009	December 31, 2009
Total revenue	$105,053	$129,899	$124,944	$111,885
Gross profit	39,703	48,518	44,827	43,318
Net income (loss)	(1,224)	4,917	(37,850)	(4,791)

	March 31, 2008	June 30, 2008	September 30, 2008	December 31, 2008
Total revenue	$124,985	$147,729	$133,337	$120,086
Gross profit	47,764	57,492	49,700	48,386
Net income (loss)	115	5,977	(126,110)	8,046

        The Company incurred financing expense of $6.8 million, $0.3 million and $0.2 and $7.1 million in the first, second, third and fourth quarters of 2010, respectively, for legal and other costs related to the amendment to the 2010 Senior Credit Facility and the Senior Secured Notes.

        For the quarter ended June 30, 2009, the Company recorded a $4.7 million gain on purchase of the $14.6 million AGI Senior Notes.

        For the quarter ended September 30, 2009, the Company recorded an impairment charge of $46.9 million relating to Media segment. See Note 3—Goodwill and Intangible Assets.

        The Company incurred financing expense of $1.5 million, $0.4 million and $0.7 million in the second, third and fourth quarters of 2009, respectively, for legal and other costs related to the 2010 Senior Credit Facility.

        For the quarter ended September 30, 2008, the Company recorded a goodwill impairment charge of $47.6 million and an intangible asset impairment charge of $81.0 million that wrote down to zero the carrying value of the FreedomRoads Preferred Interest held by an indirect subsidiary of Camping World in FreedomRoads. Both charges related to the Retail segment. See Note 4—Goodwill and Intangible Assets and Note 4—Long-Lived Assets.

AFFINITY GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

17. VALUATION AND QUALIFYING ACCOUNTS

(in thousands)	Balance at Beginning of Period	Charged to Costs and Expenses	Deductions(a)	Balance at End of Period
Description:
Year ended December 31, 2010:
Allowance for doubtful accounts receivable	$3,128	$1,754	$1,112	$3,770
Year ended December 31, 2009:
Allowance for doubtful accounts receivable	$2,147	$2,945	$1,964	$3,128
Year ended December 31, 2008:
Allowance for doubtful accounts receivable	$1,473	$1,493	$819	$2,147

(a)
Accounts determined to be uncollectable and charged against allowance account, net of collection on accounts previously charged against allowance account.

18. NOTES OFFERING AND GUARANTOR FINANCIAL INFORMATION

        In November 2010, the Company completed an offering of $333.0 million 11.5% Senior Secured Notes ("Senior Secured Notes") due in 2016. Interest is payable on the Senior Secured Notes twice a year on June 1 and December 1, beginning June 1, 2011. The Company's present and future restricted subsidiaries guarantee the Senior Secured Notes with unconditional guarantees of payment.

        All of the Company's restricted subsidiaries have jointly and severally guaranteed the indebtedness under the Senior Secured Notes. Full financial statements of the Guarantors have not been included because, pursuant to their respective guarantees, the Guarantors are jointly and severally liable with respect to the Senior Secured Notes. The Company's unrestricted subsidiary, CWFR Capital Corp. is a not a guarantor of the Senior Secured Notes.

AFFINITY GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

18. NOTES OFFERING AND GUARANTOR FINANCIAL INFORMATION (Continued)

        The following are summarized statements setting forth certain financial information concerning the Guarantor Subsidiaries as of and for the year ended December 31, 2010 (in thousands).

	AGI	GUARANTORS	NON- GUARANTOR	ELIMINATIONS	AGI CONSOLIDATED
Cash & cash equivalents	$2,071	$13,292	$—	$—	$15,363
Restricted cash	—	—	—	—	—
Accounts receivable—net of allowance for doubtful accounts	1,721	189,037		(160,543)	30,215
Inventories	—	52,673	—	—	52,673
Other current assets	2,233	12,361	—	—	14,594

Total current assets	6,025	267,363	—	(160,543)	112,845
Property and equipment, net	3,375	23,856	—	—	27,231
Intangible assets	12,409	8,443	—	—	20,852
Goodwill	49,944	—	—	—	49,944
Investment in subsidiaries	711,298	—	—	(711,298)	—
Affiliate note and investments	40,000	4,508	—	(40,000)	4,508
Other assets	4,506	2,132	—	—	6,638

Total assets	$827,557	$306,302	$—	$(911,841)	$222,018

Accounts payable	$1,289	$9,752	$—	$—	$11,041
Accrued and other liabilities	14,170	20,294	—	—	34,464
Current portion of long-term debt	160,544	40,106	—	(200,543)	107
Current portion of deferred revenue	507	56,082	—	—	56,589

Total current liabilities	176,510	126,234		(200,543)	102,201
Deferred revenue	2,168	31,632	—	—	33,800
Long-term debt	326,083	6,041	—	—	332,124
Other long-term liabilities	574,969	(568,903)	—	—	6,066

Total liabilities	1,079,730	(404,996)		(200,543)	474,191
Interdivisional equity	—	711,298	—	(711,298)	—
Stockholders' deficit	(252,173)	—	—	—	(252,173)

Total liabilities & stockholders' deficit	$827,557	$306,302	$—	$(911,841)	$222,018

Revenue	$4,810	$465,859	$—	$—	$470,669
Costs applicable to revenues	(9,553)	(273,816)	—	—	(283,369)
Operating expenses	(32,545)	(126,932)	—	—	(159,477)
Interest expense, net	(39,616)	884	—	—	(38,732)
Income from investment in consolidated subsidiaries	61,701	—	—	(61,701)	—
Other non operating income (expenses)	(3,752)	(5,605)	—	—	(9,357)
Income tax expense	182	1,311	—	—	1,493

Net income	$(18,773)	$61,701	$—	$(61,701)	$(18,773)

Cash flows from operations	$(64,908)	$53,986	$—	$—	$(10,922)
Cash flows provided by (used in) investing activities	(1,777)	(1,775)	—	—	(3,552)
Cash flows provided by (used in) financing activities	68,354	(47,157)	—	—	21,197
Cash at beginning of year	402	8,238	—	—	8,640

Cash at end of period	$2,071	$13,292	$—	$—	$15,363

AFFINITY GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

18. NOTES OFFERING AND GUARANTOR FINANCIAL INFORMATION (Continued)

        The following are summarized statements setting forth certain financial information concerning the Guarantor Subsidiaries as of and for the year ended December 31, 2009 (in thousands).

	AGI	GUARANTORS	NON- GUARANTOR	ELIMINATIONS	AGI CONSOLIDATED
Cash & cash equivalents	$402	$8,238	$—	$—	$8,640
Restricted cash	8,058	—	—	—	8,058
Accounts receivable—net of allowance for doubtful accounts	1,363	185,952	—	(154,994)	32,321
Inventories	—	49,921	—	—	49,921
Other current assets	2,210	10,857	—	—	13,067

Total current assets	12,033	254,968	—	(154,994)	112,007
Property and equipment, net	2,913	31,363	—	—	34,276
Intangible assets	2,185	11,553	—	—	13,738
Goodwill	49,944	—	—	—	49,944
Investment in subsidiaries	649,597	—	—	(649,597)	—
Affiliate note and investments	40,000	4,837	—	(40,000)	4,837
Other assets	4,683	2,084	—	—	6,767

Total assets	$761,355	$304,805	$—	$(844,591)	$221,569

Accounts payable	$984	$22,811	$—	$—	$23,795
Accrued and other liabilities	13,532	20,669	—	—	34,201
Current portion of long-term debt	154,994	40,892	—	(194,994)	892
Current portion of deferred revenue	738	59,990	—	—	60,728

Total current liabilities	170,248	144,362		(194,994)	119,616
Deferred revenue	2,292	33,315	—	—	35,607
Long-term debt	277,427	95	—	—	277,522
Other long-term liabilities	532,913	(522,564)	—	—	10,349

Total liabilities	982,880	(344,792)		(194,994)	443,094
Interdivisional equity	—	649,597	—	(649,597)	—
Stockholders' deficit	(221,525)	—	—	—	(221,525)

Total liabilities & stockholders' deficit	$761,355	$304,805	$—	$(844,591)	$221,569

AFFINITY GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

18. NOTES OFFERING AND GUARANTOR FINANCIAL INFORMATION (Continued)

	AGI	GUARANTORS	NON- GUARANTOR	ELIMINATIONS	AGI CONSOLIDATED
Revenue	$3,290	$468,491	$—	$—	$471,781
Costs applicable to revenues	(9,803)	(285,612)	—	—	(295,415)
Operating expenses	(21,192)	(178,292)	—	—	(199,484)
Interest expense, net	(25,864)	(4,492)	—	—	(30,356)
Income from investment in consolidated subsidiaries	2,018	—	—	(2,018)	—
Other non operating income (expenses)	9,855	(5,695)	—	—	4,160
Income tax expense	2,748	7,618	—	—	10,366

Net loss	$(38,948)	$2,018	$—	$(2,018)	$(38,948)

Cash flows from operations	$(29,926)	$49,333	$—	$—	$19,407
Cash flows provided by (used in) investing activities	1,775	(4,936)	—	—	(3,161)
Cash flows provided by (used in) financing activities	27,253	(45,467)	—	—	(18,214)
Cash at beginning of year	1,300	9,308	—	—	10,608

Cash at end of period	$402	$8,238	$—	$—	$8,640

        The following are summarized statements setting forth certain financial information concerning the Guarantor Subsidiaries for the year ended December 31, 2008 (in thousands).

	AGI	GUARANTORS	NON- GUARANTOR	ELIMINATIONS	AGI CONSOLIDATED
Revenue	$9,765	$516,372	$—	$—	$526,137
Costs applicable to revenues	(12,271)	(310,524)	—	—	(322,795)
Operating expenses	(16,560)	(193,596)	(81,005)	—	(291,161)
Interest expense, net	(10,933)	(12,716)	—	—	(23,649)
Income from investment in consolidated subsidiaries	(85,023)	—	—	85,023	—
Other non operating income (expenses)	3,367	(6,084)		—	(2,717)
Income tax benefit (expense)	(317)	2,530	—	—	2,213

Net loss	$(111,972)	$(4,018)	$(81,005)	$85,023	$(111,972)

Cash flows from operations	$(28,873)	$44,417	$—	$—	$15,544
Cash flows provided by (used in) investing activities	(1,804)	(13,323)	—	—	(15,127)
Cash flows provided (used in) by financing activities	26,640	(24,806)	—	—	1,834
Cash at beginning of year	5,337	3,020	—	—	8,357

Cash at end of period	$1,300	$9,308	$—	$—	$10,608

AFFINITY GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

19. SUBSEQUENT EVENTS

        The Company has completed an evaluation of all subsequent events through the filing date and concluded, that except as disclosed below, no other subsequent events have occurred that would require recognition in the Company's Consolidated Financial Statements or disclosed in the Notes to the Consolidated Financial Statements.

        The Company's ultimate parent, AGI Holding Corp. ("AGHC") entered into an agreement with an affiliate of a private equity firm (the "Investor"), by virtue of which, among other things, the Investor was granted an option to purchase a non-controlling equity interest in an indirect parent of AGI. AGI, certain of AGI's subsidiaries and AGI's direct parent, Affinity Group Holding, Inc. ("AGHI"), (collectively, the "Q-Subs"), were qualified S-corporation subsidiaries for tax purposes and as such were pass-through entities for tax purposes. Since the Investor is not a qualified S Corporation shareholder and since the exercise of the option by the Investor will terminate the status of the Q-Subs as qualified Sub-S shareholder, AGI converted its form of organization, and that of each of its subsidiaries that are the Q-Subs, which can under current regulatory constraints be converted, from a corporation to a limited liability company, and expects to convert the one Q-Sub that had not been converted due to regulatory constraints once the conversion has been approved. Also, on March 2, 2011, AGHI converted the form of its organization from a corporation to a limited liability company.

AFFINITY GROUP, LLC AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

March 31, 2011 and December 31, 2010

(In thousands except shares and par value)

	3/31/2011	12/31/2010
	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$25,957	$15,363
Accounts receivable, less allowance for doubtful accounts of $3,910 in 2011 and $3,770 in 2010	27,462	30,215
Inventories	63,425	52,673
Prepaid expenses and other assets	14,310	14,594

Total current assets	131,154	112,845
PROPERTY AND EQUIPMENT, net	25,711	27,231
AFFILIATE NOTES AND INVESTMENTS	4,494	4,508
INTANGIBLE ASSETS, net	19,347	20,852
GOODWILL	49,944	49,944
OTHER ASSETS	6,769	6,638

Total assets	$237,419	$222,018

LIABILITIES AND STOCKHOLDER'S DEFICIT
CURRENT LIABILITIES:
Accounts payable	$19,813	$11,041
Accrued interest	13,644	4,148
Accrued income taxes	1,806	1,712
Accrued liabilities	26,445	28,604
Deferred revenues and gains	54,659	56,589
Current portion of long-term debt	—	107

Total current liabilities	116,367	102,201
DEFERRED REVENUES AND GAINS	33,575	33,800
LONG-TERM DEBT, net of current portion	337,232	332,124
OTHER LONG-TERM LIABILITIES	5,011	6,066

	492,185	474,191
COMMITMENTS AND CONTINGENCIES
STOCKHOLDER'S DEFICIT:
Common stock, $.001 par value, 2,000 shares authorized, 2,000 shares issued and outstanding	1	1
Additional paid-in capital	73,030	73,030
Accumulated deficit	(327,797)	(325,204)

Total stockholder's deficit	(254,766)	(252,173)

Total liabilities and stockholder's deficit	$237,419	$222,018

See notes to consolidated financial statements.

AFFINITY GROUP, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(In Thousands)

(Unaudited)

	THREE MONTHS ENDED
	3/31/2011	3/31/2010
REVENUES:
Membership services	$35,234	$37,074
Media	15,386	14,683
Retail	53,947	54,177

	104,567	105,934
COSTS APPLICABLE TO REVENUES:
Membership services	19,641	20,076
Media	11,849	11,626
Retail	31,391	32,229

	62,881	63,931

GROSS PROFIT	41,686	42,003
OPERATING EXPENSES:
Selling, general and administrative	29,877	30,167
Financing expense	(19)	7,086
Depreciation and amortization	4,222	4,828

	34,080	42,081

INCOME (LOSS) FROM OPERATIONS	7,606	(78)
NON-OPERATING ITEMS:
Interest income	125	126
Interest expense	(11,298)	(9,281)
Gain (loss) on derivative instrument	846	(376)
Other non-operating items, net	222	25

	(10,105)	(9,506)

LOSS BEFORE INCOME TAXES	(2,499)	(9,584)
INCOME TAX EXPENSE	(94)	(143)

NET LOSS	$(2,593)	$(9,727)

See notes to consolidated financial statements.

AFFINITY GROUP, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands)

(Unaudited)

	THREE MONTHS ENDED
	3/31/2011	3/31/2010
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(2,593)	$(9,727)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation	2,494	2,852
Amortization	1,728	1,976
(Gain) loss on derivative instrument	(846)	376
Loss on debt restructure	—	279
Provision for losses on accounts receivable	302	391
Gain on sale of property and equipment	(222)	(23)
Accretion of original issue discount	207	131
Changes in operating assets and liabilities:
Accounts receivable	2,676	(26)
Inventories	(10,752)	(3,109)
Prepaid expenses and other assets	153	680
Accounts payable	8,772	(3,133)
Accrued and other liabilities	7,222	(589)
Deferred revenues and gains	(2,155)	(5,416)

Net cash provided by (used in) operating activities	6,986	(15,338)

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	(1,002)	(184)
Net proceeds from sale of property and equipment	25	658
Cash paid on loans to affiliate	14	151

Net cash (used in) provided by investing activities	(963)	625

CASH FLOWS FROM FINANCING ACTIVITIES:
Dividends paid	—	(2,400)
Release of restricted cash	—	8,058
Borrowings on debt	8,518	149,943
Payment of debt issue costs	(262)	(4,309)
Principal payments on debt	(3,685)	(139,990)

Net cash provided by financing activities	4,571	11,302

NET CHANGE IN CASH AND CASH EQUIVALENTS	10,594	(3,411)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	15,363	8,640

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$25,957	$5,229

See notes to consolidated financial statements.

AFFINITY GROUP, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Unaudited)

(1) BASIS OF PRESENTATION

        Principles of Consolidation—The consolidated financial statements include the accounts of Affinity Group, LLC, and its subsidiaries (collectively the "Company"), presented in accordance with U.S. generally accepted accounting principles, ("GAAP"), and pursuant to the rules and regulations of the Securities and Exchange Commission. Affinity Group Holding, LLC, a Delaware corporation ("AGHI"), is the parent of Affinity Group, LLC. The ultimate parent company of AGHI is AGI Holding Corp. ("AGHC"), a privately-owned corporation. On May 2, 2011, Affinity Group, LLC changed its name to Good Sam Enterprises, LLC. See Note 10—Subsequent Events.

        These interim consolidated financial statements should be read in conjunction with the Company's consolidated financial statements for the year ended December 31, 2010 and notes included in the Company's Form S-4 as filed with the Securities and Exchange Commission. In the opinion of management of the Company, these consolidated financial statements contain all adjustments of a normal recurring nature necessary to present fairly the financial position, results of operations and cash flows of the Company for the interim periods presented.

        We have evaluated subsequent events through the date of issuance of our financial statements.

(2) RECENT ACCOUNTING PRONOUNCEMENTS

        In January 2011, the Company was required to adopt a newly issued accounting standard which requires additional disclosure requiring an entity to present disaggregated information about activity in Level 3 fair value measurements on a gross basis, rather than a single amount. As this newly issued accounting standard only requires enhanced disclosure, the adoption of this standard did not impact our financial position, results of operations or cash flows.

        In January 2011, the Company was required to adopt a newly issued accounting standard which requires the Company to perform step 2 of the goodwill impairment test if a reporting unit has a carrying amount equal to or less than zero and there are qualitative factors that indicate it is more likely than not that a goodwill impairment exists. The adoption of the newly issued accounting standard did not impact our financial position, results of operations or cash flows.

(3) DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION

        The Company's three principal lines of business are Membership Services, Media, and Retail. The Membership Services segment operates the Good Sam Club, the Coast to Coast Club, the President's Club, the Camp Club USA and assorted membership products and services for recreational vehicles ("RV") owners, campers and outdoor vacationers, and the Golf Card Club for golf enthusiasts. The Media segment publishes a variety of publications for selected markets in the recreation and leisure industry, including general circulation periodicals, directories and RV and powersports industry trade magazines. In addition, the Media segment operates consumer outdoor recreation shows primarily focused on RV and powersports markets. The Retail segment sells specialty retail merchandise and services for RV owners primarily through retail supercenters, mail order catalogs and internet sales. The Company evaluates performance based on profit or loss from operations before income taxes and unusual items.

AFFINITY GROUP, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(Unaudited)

(3) DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION (Continued)

        The reportable segments are strategic business units that offer different products and services. They are managed separately because each business requires different technology, management expertise and marketing strategies.

        The Company does not allocate income taxes or unusual items to segments. Financial information by reportable business segment is summarized as follows (in thousands):

	Membership Services	Media	Retail	Consolidated
THREE MONTHS ENDED MARCH 31, 2011
Revenues from external customers	$35,234	$15,386	$53,947	$104,567
Depreciation and amortization	425	981	2,179	3,585
Gain on sale of assets	—	250	(28)	222
Interest income	744	—	—	744
Interest expense	—	1	585	586
Segment profit (loss)	14,085	1,753	(3,289)	12,549
THREE MONTHS ENDED MARCH 31, 2010
Revenues from external customers	$37,074	$14,683	$54,177	$105,934
Depreciation and amortization	641	943	2,264	3,848
Gain on disposal of property and equipment	—	—	23	23
Interest income	806	—	—	806
Interest expense	—	10	532	542
Segment profit (loss)	15,188	912	(4,548)	11,552

        The following is a reconciliation of profit from operations to the Company's consolidated financial statements for the three months ended March 31, 2011 and 2010 (in thousands):

	THREE MONTHS ENDED
	3/31/2011	3/31/2010
Loss Before Income Taxes
Total income for reportable segments	$12,549	$11,552
Unallocated G & A expense	(3,945)	(3,700)
Unallocated depreciation and amortization expense	(637)	(980)
Unallocated gain (loss) on derivative instrument	846	(376)
Unallocated financing charges	19	(6,382)
Unallocated gain on debt restructure	—	(279)
Elimination of intercompany interest income	(619)	(680)
Unallocated interest expense, net of intercompany elimination	(10,712)	(8,739)

Loss before income taxes	$(2,499)	$(9,584)

AFFINITY GROUP, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(Unaudited)

(3) DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION (Continued)

        The following is a reconciliation of assets of reportable segments to the Company's consolidated financial statements as of March 31, 2011 and December 31, 2010 (in thousands):

	3/31/2011	12/31/2010
Membership services segment	$260,854	$252,080
Media segment	18,130	20,904
Retail segment	99,903	90,753

Total assets for reportable segments	378,887	363,737
Intangible assets not allocated to segments	12,083	12,409
Corporate unallocated assets	6,276	6,415
Elimination of intersegment receivable	(159,827)	(160,543)

Total assets	$237,419	$222,018

(4) STATEMENTS OF CASH FLOWS

        Supplemental disclosures of cash flow information for the three months ended March 31 (in thousands):

	2011	2010
Cash paid during the period for:
Interest	$1,595	$10,836
Income taxes	32	—

        For the three months ended March 31, 2011, the Company recorded an adjustment to the fair value of the interest rate swap resulting in a $0.8 million decrease in Accrued Liabilities and Other Long-Term Liabilities and in the statement of operations as a non-cash gain on derivative instruments of $0.8 million.

        For the three months ended March 31, 2010, the Company recorded an adjustment to the fair value of the interest rate swap resulting in a $0.7 million increase in Other Long-Term Liabilities and a $0.3 million increase in Other Comprehensive Loss and ineffective portion in the statement of operations as a non-cash loss on derivative instruments of $0.4 million.

(5) GOODWILL AND INTANGIBLE ASSETS

        The Company reviews goodwill and indefinite-lived intangible assets for impairment at least annually and more often when impairment indicators are present. The Company performs its annual impairment test during the fourth quarter. Under the accounting guidance for goodwill and other intangible assets, goodwill impairment is deemed to exist if the net book value of a reporting unit exceeds its estimated fair value.

        Determining the fair value of a reporting unit under the first step of the goodwill impairment test and determining the fair value of individual assets and liabilities of a reporting unit under the second step of the goodwill impairment test is judgmental in nature and often involves the use of significant

AFFINITY GROUP, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(Unaudited)

(5) GOODWILL AND INTANGIBLE ASSETS (Continued)

estimates and assumptions. These estimates and assumptions could have a significant impact on whether or not an impairment charge is recognized and also the extent of such charge. The Company's estimates of fair value utilized in the goodwill impairment tests may be based upon a number of factors, including assumptions about the projected future cash flows, discount rate, growth rate, determination of market comparables, economic conditions, or changes to the Company's business operations. Such changes may result in impairment charges recorded in future periods. Also see Note 9—Fair Value Measurements.

        The following is a summary of changes in the Company's goodwill by business segment, for the three months ended March 31, 2011 and 2010 (in thousands):

	Membership Services	Media	Retail	Consolidated
Gross goodwill	$56,030	$46,884	$47,601	$150,515
Impairment prior to January 1, 2011	(6,086)	(46,884)	(47,601)	(100,571)

Balance as of January 1, 2011	49,944	—	—	49,944
Impairments	—	—	—	—

Balance as of March 31, 2011	$49,944	$—	$—	$49,944

Gross goodwill	$56,030	$46,884	$47,601	$150,515
Impairment prior to January 1, 2010	(6,086)	(46,884)	(47,601)	(100,571)

Balance as of January 1, 2010	49,944	—	—	49,944
Impairments	—	—	—	—

Balance as of March 31, 2010	$49,944	$—	$—	$49,944

        The Company's reporting units are generally consistent with the operating segments underlying the reporting segments identified in Note 3—Disclosures about Segments of an Enterprise and Related Information.

        Finite-lived intangible assets, related accumulated amortization and weighted average useful life consisted of the following at March 31, 2011 (in thousands, except as noted):

	Weighted Average Useful Life (in years)	Gross	Accumulated Amortization	Net
Membership and customer lists	6	$32,548	$(27,615)	$4,933
Non-compete and deferred consulting agreements	15	18,650	(17,582)	1,068
Deferred financing costs	6	14,964	(1,618)	13,346

		$66,162	$(46,815)	$19,347

AFFINITY GROUP, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(Unaudited)

(6) DEBT

Senior Secured Notes

        On November 30, 2010, the Company issued $333.0 million of 11.5% senior secured notes due 2016 (the "Senior Secured Notes") at an original issue discount of $6.9 million, or 2.1%. Interest on the Senior Secured Notes is due each December 1 and June 1 commencing June 1, 2011. The Senior Secured Notes mature on December 1, 2016. Beginning with the calendar year ended December 31, 2011 and each six-month period thereafter, the Company is required to offer to redeem Senior Secured Notes at 101% of principal amount tendered for redemption in an aggregate amount of the Excess Cash Flow Amount (as defined in the Senior Secured Notes Indenture) for the respective period. For the calendar year ended December 31, 2011, the Excess Cash Flow Amount is the greater of $7.5 million or 75% of the Excess Cash Flow (as defined in the Senior Secured Notes Indenture). For each six month period ending on June 30 beginning June 30, 2012, the Excess Cash Flow Amount is $5.0 million if the then outstanding aggregate principal amount of the Senior Secured Notes exceeds $233.0 million or $1.0 million if the then outstanding aggregate principal amount of the Senior Notes is $233.0 million or less (such amount called the "Minimum Excess Cash Flow"). For the calendar years commencing with the calendar year ended December 31, 2012, the Excess Cash Flow Amount is the greater of (i) the Minimum Excess Cash Flow Amount, or (ii) (x) 75% of Excess Cash Flow for such annual period, minus (y) the Minimum Excess Cash Flow Amount for the immediately preceding June 30.

        The Company used the net proceeds of $326.0 million from the issuance of the Senior Secured Notes: (i) to irrevocably redeem or otherwise retire all of the outstanding 9% senior subordinated notes due 2012 (the "AGI Senior Notes") in an approximate amount (including accrued interest through but not including November 30, 2010) of $142.5 million; (ii) to permanently repay all of the outstanding indebtedness under the Company's existing senior secured credit facility (the "2010 Senior Credit Facility") in an approximate amount (including call premium and accrued interest through but not including November 30, 2010) of $153.4 million; (iii) to make a $19.6 million distribution to the Company's direct parent, Affinity Group Holding, LLC, ("Parent"), to enable Parent, together with other funds contributed to the Parent, to redeem, repurchase or otherwise acquire for value and satisfy and discharge all of its outstanding 10 7/8% senior notes due 2012 (the "AGHI Notes"); and (iv) to pay related fees and expenses in connection with the foregoing transactions and to provide for general corporate purposes. As of March 31, 2011, $326.3 million, net of $6.7 million unamortized original issue discount, of Notes remained outstanding.

        The Senior Secured Notes are fully and unconditionally guaranteed, jointly and severally, on a senior secured basis by each of the Company's existing and future domestic restricted subsidiaries. All of the Company's subsidiaries other than CWFR Capital Corp. ("CWFR") will be designated as restricted subsidiaries, and CWFR will constitute our only "unrestricted subsidiary". In the event of a bankruptcy, liquidation or reorganization of an unrestricted subsidiary, holders of the indebtedness of an unrestricted subsidiary and their trade creditors are generally entitled to payment of their claims from the assets of an unrestricted subsidiary before any assets are made available for distribution to us. As a result, with respect to assets of unrestricted subsidiaries, the Senior Secured Notes are structurally subordinated to the prior payment of all of the debts of such unrestricted subsidiaries.

        The Senior Secured Notes Indenture limits the Company's ability to, among other things, incur more debt, pay dividends or make other distributions to the Company's Parent, redeem stock, make certain investments, create liens, enter into transactions with affiliates, merge or consolidate, transfer or sell assets and make capital expenditures.

AFFINITY GROUP, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(Unaudited)

(6) DEBT (Continued)

        Subject to certain conditions, the Company must make an offer to purchase some or all of the Senior Secured Notes with the excess cash flow offer amount (as defined in the Senior Secured Notes Indenture) determined for each applicable period, commencing with the annual period ending December 31, 2011, and each June 30 and December 31 thereafter, at 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of repurchase.

        The Senior Secured Notes and the related guarantees are the Company's and the guarantors' senior secured obligations. The Senior Secured Notes (i) rank senior in right of payment to all of our and the guarantors' existing and future subordinated indebtedness, (ii) rank equal in right of payment with all of the Company's and the guarantors' existing and future senior indebtedness other than the obligations of Camping World and its subsidiaries under the CW Credit Facility and future replacements of that facility, (iii) are structurally subordinated to all future indebtedness of the Company's subsidiaries that are not guarantors of the Senior Secured Notes and (iv) are effectively subordinated to the CW Credit Facility and any future credit facilities in replacement thereof to the extent of the value of the collateral securing indebtedness under such facilities.

CW Credit Facility

        On March 1, 2010, our wholly-owned subsidiary, Camping World, Inc. ("Camping World") entered into the CW Credit Facility providing for an asset based lending facility of up to $22.0 million, of which $10.0 million is available for letters of credit and $12.0 million is available for revolving loans. The CW Credit Facility initially matured on the earlier of March 1, 2013, 60 days prior to the date of maturity of the 2010 Senior Credit Facility, or 120 days prior to the earlier date of maturity of the AGI Senior Notes and the AGHI Notes. Interest under the revolving loans under the CW Credit Facility floated at either 3.25% over the base rate (defined as the greater of the prime rate, federal funds rate plus 50 basis points or 1 month LIBOR) for borrowings whose interest is based on the prime rate or 3.25% over the LIBOR rate (defined as the greater of LIBOR rate applicable to the period of the respective LIBOR borrowings) for borrowings whose interest is based on LIBOR. On December 30, 2010, the CW Credit Facility was amended to extend the maturity to September 1, 2014, to decrease the interest rate margin to 2.75%, to remove the 1% LIBOR floor, to increase the revolving loan commitment amount from $12.0 million to $20.0 million, with a $5.0 million sublimit for letters of credit, and to decrease the letters of credit commitment from $10.0 million to $5.0 million.

        The CW Credit Facility contains affirmative covenants, including financial covenants, and negative covenants. Borrowings under the Camping World Credit Agreement are guaranteed by the direct and indirect subsidiaries of Camping World and are secured by a pledge on the stock of Camping World and its direct and indirect subsidiaries and liens on the assets of Camping World and its direct and indirect subsidiaries. The lenders under the CW Credit Facility and trustee under the Senior Secured Notes Indenture have entered into an intercreditor agreement that governs their rights in the collateral that is pledged to secure their respective loans. As of March 31, 2011, the average interest rate on the CW Credit Facility was 3.01%. Borrowings under the CW Credit Facility are based on the borrowing base of eligible inventory and accounts receivable of Camping World and its subsidiaries. The administrative agent under the CW Credit Facility, the collateral agent under the Senior Secured Notes Indenture, the Company, and certain guarantor subsidiaries of the Company entered into the Intercreditor Agreement that governs their rights to the collateral pledged to secure the respective

AFFINITY GROUP, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(Unaudited)

(6) DEBT (Continued)

indebtedness of the Company and the guarantors pursuant to the CW Credit Facility and the Senior Secured Notes Indenture. As of March 31, 2011, $10.9 million of CW Credit Facility remains outstanding and $6.6 million of letters of credit were issued.

        The Senior Secured Notes Indenture and the CW Credit Facility contain certain restrictive covenants relating to, but not limited to, mergers, changes in the nature of the business, acquisitions, additional indebtedness, sale of assets, investments, and the payment of dividends subject to certain limitations and minimum operating covenants. The Company was in compliance with all debt covenants at March 31, 2011.

(7) NOTES OFFERING, GUARANTOR AND NON-GUARANTOR FINANCIAL INFORMATION

        In November 2010, the Company completed an offering of $333.0 million 11.5% Senior Secured Notes ("Senior Secured Notes") due in 2016. Interest is payable on the Senior Secured Notes twice a year on June 1 and December 1, beginning June 1, 2011. The Company's present and future restricted subsidiaries guarantee the Senior Secured Notes with unconditional guarantees of payment.

        All of the Company's restricted subsidiaries have jointly and severally guaranteed the indebtedness under the Senior Secured Notes. Full financial statements of the Guarantors have not been included because, pursuant to their respective guarantees, the Guarantors are jointly and severally liable with respect to the Senior Secured Notes. The Company's unrestricted subsidiary, CWFR is a not a guarantor of the Senior Secured Notes.

AFFINITY GROUP, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(Unaudited)

(7) NOTES OFFERING, GUARANTOR AND NON-GUARANTOR FINANCIAL INFORMATION (Continued)

        The following are summarized statements setting forth certain financial information concerning the Guarantor Subsidiaries as of and for the three months ended March 31, 2011 (in thousands).

	AGI	GUARANTORS	NON- GUARANTOR	ELIMINATIONS	AGI CONSOLIDATED
Cash & cash equivalents	$10,779	$15,178	$—	$—	$25,957
Accounts receivable—net of allowance for doubtful accounts	1,393	185,896		(159,827)	27,462
Inventories	—	63,425	—	—	63,425
Other current assets	2,317	11,993	—	—	14,310

Total current assets	14,489	276,492	—	(159,827)	131,154
Property and equipment, net	3,477	22,234	—	—	25,711
Intangible assets	12,083	7,264	—	—	19,347
Goodwill	49,944	—	—	—	49,944
Investment in subsidiaries	719,756	—	—	(719,756)	—
Affiliate note and investments	40,000	4,494	—	(40,000)	4,494
Other assets	4,456	2,313	—	—	6,769

Total assets	$844,205	$312,797	$—	$(919,583)	$237,419

Accounts payable	$1,263	$18,550	$—	$—	$19,813
Accrued and other liabilities	23,313	18,582	—	—	41,895
Current portion of long-term debt	159,827	40,000	—	(199,827)	—
Current portion of deferred revenue	878	53,781	—	—	54,659

Total current liabilities	185,281	130,913		(199,827)	116,367
Deferred revenue	2,137	31,438	—	—	33,575
Long-term debt	326,290	10,942	—	—	337,232
Other long-term liabilities	585,263	(580,252)	—	—	5,011

Total liabilities	1,098,971	(406,959)		(199,827)	492,185
Interdivisional equity	—	719,756	—	(719,756)	—
Stockholders' deficit	(254,766)	—	—	—	(254,766)

Total liabilities & stockholders' deficit	$844,205	$312,797	$—	$(919,583)	$237,419

Revenue	$1,395	$103,172	$—	$—	$104,567
Costs applicable to revenues	(2,025)	(60,856)	—	—	(62,881)
Operating expenses	(3,823)	(30,257)	—	—	(34,080)
Interest expense, net	(11,331)	158	—	—	(11,173)
Income from investment in consolidated subsidiaries	11,128	—	—	(11,128)	—
Other non operating income (expenses)	2,157	(1,089)	—	—	1,068
Income tax expense	(94)	—	—	—	(94)

Net income	$(2,593)	$11,128	$—	$(11,128)	$(2,593)

Cash flows from operations	$(4,105)	$11,091	$—	$—	$6,986
Cash flows provided by (used in) investing activities	(279)	(684)	—	—	(963)
Cash flows provided by (used in) financing activities	13,092	(8,521)	—	—	4,571
Cash at beginning of year	2,071	13,292	—	—	15,363

Cash at end of period	$10,779	$15,178	$—	$—	$25,957

AFFINITY GROUP, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(Unaudited)

(7) NOTES OFFERING, GUARANTOR AND NON-GUARANTOR FINANCIAL INFORMATION (Continued)

        The following are summarized balance sheet statements setting forth certain financial information concerning the Guarantor Subsidiaries as of December 31, 2010 (in thousands).

	AGI	GUARANTORS	NON- GUARANTOR	ELIMINATIONS	AGI CONSOLIDATED
Cash & cash equivalents	$2,071	$13,292	$—	$—	$15,363
Accounts receivable—net of allowance for doubtful accounts	1,721	189,037		(160,543)	30,215
Inventories	—	52,673	—	—	52,673
Other current assets	2,233	12,361	—	—	14,594

Total current assets	6,025	267,363	—	(160,543)	112,845
Property and equipment, net	3,375	23,856	—	—	27,231
Intangible assets	12,409	8,443	—	—	20,852
Goodwill	49,944	—	—	—	49,944
Investment in subsidiaries	711,298	—	—	(711,298)	—
Affiliate note and investments	40,000	4,508	—	(40,000)	4,508
Other assets	4,506	2,132	—	—	6,638

Total assets	$827,557	$306,302	$—	$(911,841)	$222,018

Accounts payable	$1,289	$9,752	$—	$—	$11,041
Accrued and other liabilities	14,170	20,294	—	—	34,464
Current portion of long-term debt	160,544	40,106	—	(200,543)	107
Current portion of deferred revenue	507	56,082	—	—	56,589

Total current liabilities	176,510	126,234		(200,543)	102,201
Deferred revenue	2,168	31,632	—	—	33,800
Long-term debt	326,083	6,041	—	—	332,124
Other long-term liabilities	574,969	(568,903)	—	—	6,066

Total liabilities	1,079,730	(404,996)		(200,543)	474,191
Interdivisional equity	—	711,298	—	(711,298)	—
Stockholders' deficit	(252,173)	—	—	—	(252,173)

Total liabilities & stockholders' deficit	$827,557	$306,302	$—	$(911,841)	$222,018

AFFINITY GROUP, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(Unaudited)

(7) NOTES OFFERING, GUARANTOR AND NON-GUARANTOR FINANCIAL INFORMATION (Continued)

        The following are summarized statements setting forth certain financial information concerning the Guarantor Subsidiaries for the three months ended March 31, 2010 (in thousands).

	AGI	GUARANTORS	NON- GUARANTOR	ELIMINATIONS	AGI CONSOLIDATED
Revenue	$553	$105,381	$—	$—	$105,934
Costs applicable to revenues	(2,054)	(61,877)	—	—	(63,931)
Operating expenses	(11,298)	(30,783)	—	—	(42,081)
Interest expense, net	(9,419)	264	—	—	(9,155)
Income from investment in consolidated subsidiaries	11,552	—	—	(11,552)	—
Other non operating income (expenses)	1,053	(1,404)	—	—	(351)
Income tax expense	(114)	(29)	—	—	(143)

Net income	$(9,727)	$11,552	$—	$(11,552)	$(9,727)

Cash flows from operations	$(20,921)	$5,583	$—	$—	$(15,338)
Cash flows provided by (used in) investing activities	(138)	763	—	—	625
Cash flows provided by (used in) financing activities	26,438	(15,136)	—	—	11,302
Cash at beginning of year	402	8,238	—	—	8,640

Cash at end of period	$5,781	$(552)	$—	$—	$5,229

(8) INTEREST RATE SWAP AGREEMENTS

        The Company is exposed to certain risks related to its business operations. The primary risks that the Company managed by using derivatives is interest rate risk. The Company uses financial instruments, including interest rate swap agreements, to reduce the Company's risk to this exposure. The Company does not use derivatives for speculative trading purposes and are not a party to leveraged derivatives. The Company recognizes all of their derivative instruments as either assets or liabilities at fair value. Fair value is determined in accordance with the accounting guidance for Fair Value Measurements. See Note 9—Fair Value Measurements. The accounting for changes in the fair value of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and, further, on the type of hedging relationship. For derivatives designated as hedges under the accounting guidance for Derivative Instruments and Hedging Activities, the Company formally assesses, both at inception and periodically thereafter, whether the hedging derivatives are highly effective in offsetting changes in either the fair value or cash flows of the hedged item. The Company's derivatives that are not designated and do not qualify as hedges under the accounting guidance for Derivative Instruments and Hedging Activities are adjusted to fair value through current earnings.

AFFINITY GROUP, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(Unaudited)

(8) INTEREST RATE SWAP AGREEMENTS (Continued)

        On October 15, 2007, the Company entered into a five-year interest rate swap agreement with a notional amount of $100.0 million from which it will receive periodic payments at the 3 month LIBOR-based variable rate (0.304% at March 31, 2011 based upon the January 31, 2011 reset date) and make periodic payments at a fixed rate of 5.135%, with settlement and rate reset dates every January 31, April 30, July 31, and October 31. The interest rate swap agreement was effective beginning October 31, 2007 and expires on October 31, 2012. On March 19, 2008, the Company entered into a 4.5 year interest rate swap agreement effective April 30, 2008 with a notional amount of $35.0 million from which it will receive periodic payments at the 3 month LIBOR-based variable rate (0.304% at March 31, 2011 based upon the January 31, 2011 reset date) and make periodic payments at a fixed rate of 3.430%, with settlement and rate reset dates every January 31, April 30, July 31, and October 31. The interest rate swap was effective beginning April 30, 2008 and expires on October 31, 2012. The fair value of the swap agreements were zero at inception. The Company entered into the interest rate swap agreements to limit the effect of variable interest rates on the Company's floating rate debt. The interest rate swap agreements were designated as cash flow hedges of the variable rate interest payments due on $135.0 million of the term loans and the revolving credit facility issued June 24, 2003, and accordingly, the effective portion of gains and losses on the fair value of the interest rate swap agreements are reported in accumulated other comprehensive loss and reclassified to earnings in the same period in which the hedged interest payment affects earnings.

        On June 11, 2009, the Company partially terminated the $35.0 million interest rate swap, subject to a partial termination fee of $0.6 million which was expensed. The notional amount was reduced to $20.0 million. All other terms of the interest rate swap agreement remained unchanged. As a result, the amount included in other comprehensive income related to the $35.0 million interest rate swap was reduced prorata and included in earnings as a gain (loss) on derivative instrument.

        Due to the issuance of fixed rate debt to replace the existing variable rate debt on November 30, 2010, the interest rate swaps no longer qualify as cash flow hedges as the underlying cash flows being hedged were no longer going to occur. As a result, the net loss on the fair value of the interest rate swap agreements included in other comprehensive loss of $6.5 million related to previously effective cash flow hedges as of November 30, 2010, was reclassified to earnings as gain (loss) on derivative instrument and all future changes in the fair value of the interest rate swaps will be included in earnings as gain (loss) on derivative instrument.

        The following is the location and amounts of derivative instruments fair values in the statement of financial position segregated between designated, qualifying hedging instruments and those that are not segregated by assets and liabilities as required by accounting guidance.

		Fair Value as of:
Derivatives not designated as hedging instruments	Balance Sheet Location	3/31/2011	12/31/2010
Interest rate swap contracts	Accrued liabilities	$(4,373)	$(4,238)
Interest rate swap contracts	Other long-term liabilities	(2,551)	(3,532)

        The following is the location and amount of gains and losses on derivative instruments in the statement of operations for three months ended March 31, 2011 and March 31, 2010 segregated

AFFINITY GROUP, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(Unaudited)

(8) INTEREST RATE SWAP AGREEMENTS (Continued)

between designated, qualifying hedging instruments and those that are not, and segregated by assets and liabilities as required by the accounting guidance for derivative instruments (in thousands):

	Interest Rate Swap Agreements
	3/31/2011	3/31/2010
Derivatives in Cash Flow Hedging Relationships:
Amount of gain or (loss) recognized in OCI on derivatives	$—	$(342)
Location of gain (loss) recognized on derivatives	Other Comprehensive Loss

	3/31/2011	3/31/2010
Amount of gain or (loss) reclassified from OCI into statement of operations (effective portion)	$—	$(94)
Location of gain (loss) reclassified from accumulated OCI into statement of operations (effective portion)	Gain (loss) on derivative instrument

	3/31/2011	3/31/2010
Amount of gain or (loss) recognized in income on derivatives (ineffective portion and amount excluded from effectiveness testing)	$—	$(282)
Location of gain (loss) recognized in statement of operations on derivatives (ineffective portion and amount excluded from effectiveness testing)	Gain (loss) on derivative instrument

	3/31/2011	3/31/2010
Derivatives not designated as hedging instruments:
Amount of gain (loss) recognized in the statement of operations	$846	$—
Location of gain (loss) recognized in statement of operations	Gain (loss) on derivative instrument

        The fair value of these swaps included in accrued liabilities and other long-term liabilities was $6.9 million of which $0 is in accumulated other comprehensive loss and $6.9 million has been recorded in the statement of operations in aggregate periods through March 31, 2011.

(9) FAIR VALUE MEASUREMENTS

        Accounting guidance for fair value measurements establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

        As of March 31, 2011, the Company holds interest rate swap contracts that are required to be measured at fair value on a recurring basis. The Company's interest rate swap contracts are not traded

AFFINITY GROUP, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(Unaudited)

(9) FAIR VALUE MEASUREMENTS (Continued)

on a public exchange. See Note 8—Interest Rate Swap Agreements for further information on the interest rate swap contracts. The fair value of these interest rate swap contracts are determined based on inputs that are readily available in public markets or can be derived from information available in publicly quoted markets. Therefore, the Company has categorized these swap contracts as Level 2.

        The Company's liabilities at March 31, 2011 and December 31, 2010, measured at fair value on a recurring basis subject to the disclosure requirements of fair value measurements, were as follows:

		Fair Value Measurements at Reporting Date Using
(in thousands) Description	Amount	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
As of March 31, 2011:
Interest Rate Swap Contracts	$(6,924)	$—	$(6,924)	$—
FreedomRoads Preferred Interest	—	—	—	—
As of December 31, 2010:
Interest Rate Swap Contracts	(7,770)	—	(7,770)	—
FreedomRoads Preferred Interest	—	—	—	—

        The fair value of the interest rate swap contracts was calculated using the income method based on quoted interest rates.

        There have been no transfers of assets or liabilities between the fair value measurement levels and there were no material remeasurements to fair value during the three months ended March 31, 2011 and 2010 of assets and liabilities that are not measured at fair value on a recurring basis.

        The following table presents the reported carrying value, net of original issue discount, and fair value information for the Senior Secured Notes and the CW Credit Facility. The fair values shown below for the Senior Secured Notes are based on quoted prices in the market for identical assets (Level 1), and the fair value shown for the CW Credit Facility are based on indirect observable inputs (Level 2) (in thousands):

	3/31/2011		12/31/2010
	Carrying Value	Fair Value	Carrying Value	Fair Value
Senior Secured Notes	$326,290	$349,650	$326,083	$327,173
CW Credit Facility	10,942	10,942	6,041	6,041

(10) SUBSEQUENT EVENTS

        On May 2, 2011, Affinity Group, LLC changed its name to Good Sam Enterprises, LLC by filing a Certificate of Amendment to its Certificate of Organization with the Secretary of State of Delaware.